UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2011

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-33913

QUANEX BUILDING PRODUCTS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**26-1561397**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1900 West Loop South, Suite 1500, Houston, Texas	**77027**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code: **(713) 961-4600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of April 30, 2011, computed by reference to the closing price for the Common Stock on the New York Stock Exchange, Inc. on that date, was $778,131,590. Such calculation assumes only the registrant's current officers and directors were affiliates of the registrant.

At December 9, 2011, there were outstanding 36,807,213 shares of the registrant's Common Stock, $0.01 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for its 2012 Annual Meeting of Stockholders to be filed with the Commission within 120 days of October 31, 2011 are incorporated herein by reference in Part III of this Annual Report.

TABLE OF CONTENTS

PART I

Item 1. *Business*

General

Quanex was organized in 1927 as a Michigan corporation under the name Michigan Seamless Tube Company. It reincorporated in Delaware in 1968 under the same name and then changed its name to Quanex Corporation in 1977. On December 12, 2007, Quanex Building Products Corporation was incorporated in the state of Delaware as a subsidiary of Quanex Corporation to facilitate the separation of Quanex Corporation's vehicular products and building products businesses. The separation occurred on April 23, 2008, through the spin-off of Quanex Corporation's building products business to its shareholders, immediately followed by the merger of Quanex Corporation (consisting principally of the Vehicular Products business and all non-building products related corporate accounts) with a wholly-owned subsidiary of Gerdau S.A. (Gerdau). This transaction is hereafter referred to as the "Separation." The Company's executive offices are located at 1900 West Loop South, Suite 1500, Houston, Texas 77027. For purposes of describing the events related to the Separation as well as other events, transactions and financial results of Quanex Building Products Corporation and its subsidiaries related to periods prior to April 23, 2008, the terms "Quanex" or the "Company" also refer to Quanex Building Products Corporation's accounting predecessor, Quanex Corporation.

The Company's businesses are managed on a decentralized basis and operate in two reportable business segments: Engineered Products and Aluminum Sheet Products. Each business has administrative, operating and marketing functions. The Company measures each business' earnings, cash flow and return on investment and seeks to reward superior performance with incentive compensation, which is a significant portion of total compensation for salaried employees. Intercompany sales are conducted on an arms-length basis and appropriate eliminating entries are performed. Operational activities and policies are managed by corporate officers and key division executives. Also, a small corporate staff provides corporate accounting, financial and treasury management, tax, legal, internal audit, information technology and human resource services to the operating divisions.

Quanex is a technological leader in the production of aluminum flat-rolled sheet, extruded vinyl profiles, flexible insulating glass (IG) spacer systems, solar panel sealants, and metal and wood products that primarily serve the North American residential new construction and remodeling markets. The Company uses low-cost production processes, and engineering and metallurgical expertise, to provide customers with specialized products for their specific window and door applications. Quanex believes these capabilities also provide the Company with unique competitive advantages. The Company's growth strategy is focused on developing its Engineered Products businesses, introducing innovative products and components, and pursuing expansion through organic growth and the acquisition of companies that produce similar products and serve similar building products markets.

Business Developments

The Company has grown primarily through the strategic acquisition of residential-related building products businesses that complement its overall product base. The following business developments occurred in the past five years.

On March 31, 2011, the Company acquired Edgetech, I.G. Inc. and its German subsidiary. Headquartered in Cambridge, Ohio, Edgetech has three manufacturing facilities (U.S., U.K. and Germany) that produce and market a full line of insulating glass spacer systems for window and door customers in North America and abroad. In March 2011, the Company also acquired JELD-WEN's vinyl extrusion assets in Yakima, Washington. In January 2011, management closed its facility located in The Dalles, Oregon. In November 2011, management committed to a plan to consolidate its Truseal and U.S. Edgetech facilities. The consolidation plan, in part, calls for the permanent closing of the Company's Barbourville, Kentucky facility. The equipment used to manufacture the single seal spacer system will be relocated to the Company's Cambridge, Ohio facility. The Company believes this consolidation will allow it to better serve customers through streamlined operations. The consolidation of operations and the subsequent closure of the Barbourville facility are expected to be completed during 2012.

In February 2010, the Company bought a facility in Shawano, Wisconsin for manufacturing engineered wood flooring. In 2010, management closed its start-up facility in China due to the contraction of demand and the Company's ability to serve the overseas thin film solar panel market from its North American operations. Accordingly, the China assets and liabilities, results of operations and cash flows are reported as discontinued operations for all periods presented.

Manufacturing Processes, Markets, and Product Sales by Business Segment

The Company has 20 manufacturing facilities in 9 states in the United States, the United Kingdom, and Germany. These facilities feature efficient plant design and flexible manufacturing processes, enabling the Company to produce a wide variety of custom engineered products and components for the residential building products markets. The Company is able to maintain minimal levels of finished goods inventories at most locations because it typically manufactures products upon order to customer specifications. Payments for purchases and collections from customers are generally consistent with industry practices which are based on average 30 day terms for both Engineered Products and Aluminum Sheet Products. The majority of the Company's products are sold into the building products markets. Residential remodeling activity and housing starts are its primary market drivers.

For financial information regarding each of the Company's reportable business segments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein and Note 12 to the Consolidated Financial Statements. For net sales of the Company by major product lines see Note 12 to the Consolidated Financial Statements. For the years ended October 31, 2011 and 2010, no single customer represented 10% or more of the consolidated net sales of the Company, respectively. For the year ended October 31, 2009, one customer, Andersen Corporation, represented $62.7 million or 11% of the consolidated net sales of the Company. Both of the Company's segments sell to Andersen Corporation.

Quanex operates in two reportable business segments: Engineered Products and Aluminum Sheet Products.

Engineered Products

The Engineered Products segment is comprised of four fabricated metal components operations, two facilities producing wood fenestration (door and window) components, one facility producing engineered wood flooring, four polyvinyl chloride (vinyl) extrusion facilities, and four flexible IG (insulating glass) spacer facilities. The segment's operations produce window and door components for Original Equipment Manufacturers (OEMs) that primarily serve the residential construction, commercial construction, and remodeling markets. Products include insulating glass spacer systems, window and patio door screens, aluminum cladding and other roll formed metal window components, door components such as thresholds and astragals, residential exterior products, patio doors, window profiles and custom window grilles, trim and architectural moldings in a variety of woods, thin film solar panel sealants, and engineered wood flooring.

Engineered Products' extrusion operations use highly automated production facilities to manufacture vinyl and composite profiles, the framing material used by fenestration OEMs in the assembly of vinyl windows and patio doors. Value-added capabilities include compound blending, window system design, tooling design and fabrication, in-line weatherstrip installation and miter cutting, and the application of painted and co-extruded integrated weather-resistant coatings. Metal fabrication operations include roll forming, stamping, and end-product assembly to produce a variety of fenestration products. The IG systems business uses compound-extrusion and laminating technology to produce highly engineered window spacer products produced from butyl, EPDM, and silicone-based raw materials. These window spacer products are used to separate two or three panes of glass in an IG unit to improve its thermal performance. Engineered Products customers' end-use applications include windows and window components, entry and patio door systems, custom hardwood architectural moldings, and solar panels. Engineered Products key success factors range from design expertise, engineering support, quality audit support, marketing support, industry and governmental advocacy, new technology development, flexible, world-class quality manufacturing capability, unique patented products, customer service, and just-in-time delivery.

Aluminum Sheet Products

The Aluminum Sheet Products segment is comprised of an aluminum mini-mill operation and three stand-alone aluminum sheet cold finishing operations. Aluminum sheet finishing capabilities include reducing reroll (hot-rolled aluminum sheet) coil to specific gauge, annealing, slitting and custom coating. Customer end-use applications of the finished sheet include residential windows and screens, patio doors, exterior home trim, fascias, roof edgings, soffits, downspouts and gutters. A secondary market includes transportation (truck trailer, RV and mobile home panels).

The segment's aluminum mini-mill can produce approximately 360 million annualized finished pounds using an in-line casting process. The mini-mill converts aluminum scrap to reroll through melting, continuous casting, and in-line hot rolling processes. It also has scrap shredding and blending capabilities, as well as two rotary barrel melting furnaces, a delacquering furnace and a dross recovery system that broaden the mini-mill's use of raw materials, allowing it to utilize a broader range of scrap while improving raw material yields. Scrap is blended using computerized processes to most economically achieve the desired molten aluminum alloy composition. Management believes its production capabilities result in a significant conversion cost advantage and savings from reduced raw material costs, optimized scrap utilization, reduced unit energy cost and lower labor costs.

For financial information related to each segment, see Note 12 of the Financial Statements contained in this Annual Report on Form 10-K.

Strategy

Management's vision is to become the supplier of choice for fenestration systems and components, recognized for leading edge product and process technology, best in class customer service, and excellent returns on investment. Execution of the following strategies will be essential for attainment of this vision:

- Achieve robust organic growth, both within our current customer base and through new market opportunities with national and regional customers, fueled by a robust system of quality and unmatched customer service, new product introduction, a systems approach and development of superior product attributes, particularly thermal efficiency, enhanced functionality, weatherability, appearance and best-in-class quality for Engineered Products;
- Realize improved Aluminum Sheet profitability through investments focused on furthering our best-in-class processes, including the specialized ability to process low grades of scrap aluminum, while increasing capacity through internal advancements and expanding sales of value added products;
- Lead the Company's industry in safety, the reduction of accidents and education of the Company's work force in safety practices;
- Offer logistic solutions that provide our customers with just-in-time service that reduces their processing costs;

- Enhance our profitability through continued efforts to adopt, promulgate and formalize Lean Manufacturing practices within our current businesses and future acquisitions, including eliminating waste, minimizing scrap, optimizing work flow and improving productivity;
- Attract and retain outstanding leadership and facilitate broad-based employee development through open communication, active feedback, meaningful goal setting and well-designed incentives; and
- Pursue an active acquisition program to grow the existing fenestration footprint into clear leadership positions through expansion of components and systems the Company offers and markets it serves.

Raw Materials and Supplies

The Engineered Products businesses purchase a diverse range of raw materials, which include coated and uncoated aluminum sheet, wood (both hardwood and softwood), polyvinyl chloride, epoxy resin, butyl, desiccant powder, silicone and EPDM rubber compounds. In most cases, the raw materials are available from several suppliers at market prices. Aluminum sheet is generally purchased from the Aluminum Sheet Products business at prices based upon arms-length transactions. Sole sourcing arrangements are entered into from time to time if beneficial savings can be realized and only when it is determined that a vendor can reliably supply all of the business's raw material requirements.

The Aluminum Sheet Products business' most significant raw material is aluminum scrap purchased on the open market, where availability and delivery can be adversely affected by, among other things, extreme weather conditions. Firm fixed price forward purchases matched to firm fixed price forward sales are used on a limited basis to hedge against fluctuations in the price of aluminum scrap required to manufacture products for fixed-price sales contracts. To a lesser extent, aluminum ingot futures contracts are bought and sold on the London Metal Exchange to hedge aluminum scrap requirements.

Although the Company has material sole sourcing arrangements, its agreements have clauses that allow for termination. In addition, there are several other qualified suppliers from which the Company could purchase raw materials and supplies.

Competition

The Company's products are sold under highly competitive conditions. The Company competes with a number of companies, some of which have greater financial resources than Quanex. Competitive factors include product quality, price, delivery, and the ability to manufacture to customer specifications. The volume of aluminum mill sheet products and engineered building products that the Company manufactures represent a small percentage of annual domestic consumption.

Engineered Products competes against a range of small and midsize metal, vinyl and wood products suppliers and wood molding companies. The Company also competes against IG spacer manufacturing firms and IG wholesalers. IG systems are used in numerous end markets including residential housing, commercial, appliances and transportation vehicles, but the Company primarily serves the residential housing market. Competition is primarily based on regional presence, custom engineering, product development, quality, service and price. The business also competes with in-house operations of vertically integrated fenestration OEMs. Some of the primary competitors of the Engineered Products business include Royal Group, Veka, Deceuninck, GED Integrated Solutions, Allmetal, Vision Industries, Aluminite, and Ritescreen.

The Aluminum Sheet Products business competes with small to large aluminum sheet manufacturers such as Aleris, Jupiter, Alcoa, and JW Aluminum, some of which are divisions or subsidiaries of major corporations with substantially greater resources than the Company. The Company competes in common alloy coil-coated and mill finished products, primarily on the basis of the breadth of product lines, the quality and responsiveness of its services, and price.

Sales, Marketing, and Distribution

The Company has sales representatives whose territories essentially cover all of the United States, Canada, much of Europe, and to a lesser extent, the Middle East, Latin and South America, Australia and Asia. The Company sells to over 82 countries worldwide. Engineered Products segment sales are primarily to window and door OEMs through a direct sales force, along with the limited use of distributors and independent sales agents. In 2010, its three standalone sales and marketing groups (one group for each of its three divisions) were combined into one unified group, which is tasked with selling and marketing the segment's complete range of components, products and systems to national and regional OEMs. The Edgetech sales and marketing resources were integrated into this unified group during 2011. Aluminum Sheet Products segment sales are to OEM and distribution customers through both direct and indirect sales representatives.

Seasonal Nature of Business

Sales of Engineered Products and Aluminum Sheet Products businesses are seasonal. Winter weather typically reduces homebuilding and home improvement activity. The Company typically experiences its lowest sales during the first half of its fiscal year. Profits tend to be lower in quarters with lower sales because a high percentage of manufacturing overhead and operating expense is due to labor and other costs that are generally semi-variable throughout the year.

Working Capital

The Company funds operations through a combination of available cash and equivalents, short-term investments, and cash flow generated from operations. In addition, the Company's revolving credit facility is available for working capital needs. The Company extends credit to its domestic customers in the ordinary course of business generally for 30 to 45 day terms and its international customers generally for 60 day terms. Inventory of raw materials are carried in quantities deemed necessary to ensure a smooth production process, some of which are governed by consignment agreements with suppliers. The Company maintains finished goods inventories sufficient to manage customer needs.

Service Marks, Trademarks, Trade Names, and Patents

The Company's federally registered trademarks or service marks include QUANEX, QUANEX and design, TRUSEAL TECHNOLOGIES, DURASEAL, DURALITE, SOLARGAIN EDGE TAPE, ENVIROSEALED WINDOWS, EDGETHERM, COLONIAL CRAFT, EDGETECH, SUPER SPACER, TSS, TRUE WARM, E & Design, QUIET EDGE, HEALTH SMART WINDOWS, ENERGY WISE WINDOWS, DESI-ROPE, 360 and design, INTELLICLIP, SUSTAINAVIEW, MIKRON, MIKRONWOOD, MIKRONBLEND, MIKRON BLEND and design, ENERGYCORE, FUSION INSULATED SYSTEM, AIRCELL, SUPERCOAT, SUPERCAP, STYLELOCK, STYLELOCK and design, K2 MIKRON and design, HOMESHIELD, HOMESHIELD and design, and STORM SEAL. The trade name Nichols Aluminum is used in connection with the sale of our aluminum mill sheet products. The HOMESHIELD, COLONIAL CRAFT, TRUSEAL TECHNOLOGIES, EDGETECH, MIKRON and QUANEX word and design marks and associated trade names are considered valuable in the conduct of business. The Company's business generally does not depend upon patent protection, but patents obtained at its vinyl extrusion, fabricated metal component operations and window sealant business units remain critical in providing a competitive advantage over other building products manufacturers. The Company's vinyl extrusion business unit obtains patent protection for various dies and other tooling created in connection with its production of customer-specific designs and extrusions. The Company's fabricated metal components business obtains patent protection for its thresholds, which gives it an advantage in the threshold markets. The Company's window sealant business unit relies on patents to protect the design of several of its window spacer products. Although the Company holds numerous patents, the proprietary process technology that has been developed is also the source of considerable competitive advantage.

Research and Development

Expenditures for research and development of new products or services during the last three years were not significant. Although not technically defined as research and development, a significant amount of time, effort and expense is devoted to (a) custom engineering which qualifies products for specific customer applications, (b) developing superior, proprietary process technology and (c) partnering with customers to develop new products.

Environmental and Employee Safety Matters

The Company is subject to extensive laws and regulations concerning the discharge of materials into the environment, the remediation of chemical contamination and worker safety. To satisfy such requirements, the Company must make capital and other expenditures on an ongoing basis. The cost of environmental matters and worker safety has not had a material adverse effect on the Company's operations or financial condition in the past, and management is not currently aware of any existing conditions that it believes are likely to have a material adverse effect on its operations, financial condition, or cash flows.

Worker Safety

The Company for many years has maintained effective compliance policies that have helped to minimize liabilities and other financial impacts related to worker safety and environmental issues. These policies include extensive employee training and education, as well as internal policies embodied in the Company's Code of Conduct and elsewhere. In addition, the Company has a Quanex-wide Safety Council, comprised of leaders from across the organization, which meets regularly to discuss safety issues and drive safety improvements. The Company plans to continue these practices in the future, and believes that they are a vital component of the Company's continued high performance. Based on experience to date, the Company does not believe that there will be any material adverse effect on its operations, financial condition, or cash flows as a result of maintaining these policies in the future.

Remediation

Under applicable state and federal laws, the Company may be responsible for, among other things, all or part of the costs required to remove or remediate wastes or hazardous substances at locations it has owned or operated at any time. The Company currently is engaged in material environmental remediation activities at only one of its plant sites.

From time to time, the Company also has been alleged to be liable for all or part of the costs incurred to clean up third-party sites where it is alleged to have arranged for disposal of hazardous substances. At present, the Company is not involved in any such matters.

Total environmental reserves and corresponding recovery as of October 31, 2011 and October 31, 2010 were as follows:

	October 31, 2011	October 31, 2010
	(In thousands)	
Current[(1)]	$ 1,965	$ 1,564
Non-current	11,221	12,027
Total environmental reserves	$ 13,186	$ 13,591
Receivable for recovery of remediation costs[(2)]	$ 12,304	$ 12,747

(1) Reported in Accrued liabilities on the Consolidated Balance Sheets

(2) Reported in Accounts receivable and Other assets on the Consolidated Balance Sheets

The Company currently is engaged in ongoing remediation activities at one of its subsidiaries, Nichols Aluminum-Alabama, LLC (NAA). NAA operates a plant in Decatur, Alabama that is subject to an Alabama Hazardous Wastes Management and Minimization Act Post-Closure Permit. Among other things, the permit requires NAA to remediate, as directed by the state, historical environmental releases of wastes and waste constituents. Consistent with the permit, NAA has undertaken various studies of site conditions and, during the first quarter of 2006, started a phased program to treat in-place free product petroleum that had been released underneath the plant. During the second quarter 2010, NAA submitted to the state the first component of its proposed workplan for implementing a site-wide remedy. The full workplan was submitted to the state during the third quarter 2010, revised during the second quarter 2011 to reflect both additional sampling data and responses to state comments, and revised again in the fourth quarter 2011 in response to another round of state comments. Based on those plans, which remain subject to further comment, revision, and state approval, the Company's remediation reserve at NAA's Decatur plant is $12.9 million as of October 31, 2011. Approximately $1.3 million of the October 31, 2011 reserve represents administrative costs; the balance of $11.6 million represents estimated costs for investigation, studies, cleanup, and treatment. The reserve has not been discounted. NAA was acquired through a stock purchase in which the sellers agreed to indemnify Quanex and NAA for identified environmental matters related to the business and based on conditions initially created or events initially occurring prior to the acquisition. Environmental conditions are presumed to relate to the period prior to the acquisition unless proved to relate to releases occurring entirely after closing. The limit on indemnification is $21.5 million excluding legal fees. While the Company's current estimates indicate it will not reach this limit, changing circumstances could result in additional costs or expense that are not foreseen at this time. In accordance with the indemnification, the indemnitors paid the first $1.5 million of response costs and have been paying 90% of ongoing costs. Based on its experience to date, its estimated cleanup costs going forward, and costs incurred to date as of October 31, 2011, the Company expects to recover from the sellers' shareholders an additional $12.3 million which has not been discounted. Of that, $11.6 million is recorded in Other assets on the Consolidated Balance Sheets, and the balance is reflected in Accounts receivable on the Consolidated Balance Sheets. The undiscounted recovery from indemnitors as of October 31, 2010 was $12.7 million.

The Company's final remediation costs and the timing of those expenditures will depend upon such factors as the nature and extent of contamination, the cleanup technologies employed, the effectiveness of the cleanup measures that are employed, and regulatory concurrences. While actual remediation costs, therefore, may be more or less than amounts accrued, the Company believes it has established adequate reserves for all probable and reasonably estimable remediation liabilities. It is not possible at this point to reasonably estimate the amount of any obligation for remediation in excess of current accruals because of uncertainties as to the extent of environmental impact, cleanup technologies, and concurrence of governmental authorities.

The Company currently expects to pay the accrued remediation reserve through at least fiscal 2034, although some of the same factors discussed earlier could accelerate or extend the timing.

Compliance

In June 2010, the United States Environmental Protection Agency (EPA) conducted an inspection at the plant operated by the Company's subsidiary Nichols Aluminum LLC (Nichols) in Davenport, Iowa, and in February 2011, the EPA conducted an inspection at Nichols' Casting facility in Davenport, Iowa, to determine compliance with the requirements of the Resource Conservation and Recovery Act (RCRA). In September 2011, Nichols received from the EPA an offer of settlement and a proposed penalty assessment in excess of $100,000 to address alleged violations identified during the June 2010 and February 2011 inspections. The Company is working with EPA to address the allegations. While it is reasonable to believe that this matter could potentially involve a penalty exceeding $100,000, the potential liability with respect to this matter should not be material to the Company.

Quanex incurred expenses of approximately $1.5 million during fiscal 2011 in order to comply with existing environmental regulations. This compares to $1.4 million of expense incurred during fiscal 2010. For fiscal 2012, the Company estimates expenses at its facilities will be approximately $1.7 million for continuing environmental compliance. There were capital expenditures for environmental matters during fiscal 2011 of $2.2 million and fiscal 2010 of $2.5 million. Environmental capital expenditures of $5.8 million are planned for fiscal 2012. Future expenditures relating to environmental matters will depend upon the application to the Company and its facilities of future regulations and government decisions. The Company will continue to have expenditures beyond fiscal 2012 in connection with environmental matters, including control of air emissions, control of water discharges and plant decommissioning costs. It is not possible at this time to reasonably estimate the amount of those expenditures, except as discussed above, due to uncertainties about emission levels, control technologies, the positions of governmental authorities and the application of requirements to the Company. Based upon its experience to date, the Company does not believe that its compliance with environmental requirements will have a material adverse effect on its operations, financial condition, or cash flows.

Employees

The Company had 2,340 employees at October 31, 2011. Of the total employed, approximately 25% are covered by collective bargaining agreements. Following is a table of collective bargaining agreements currently in place:

Facility	Expires	Union	Covered Employees at 10/31/11
Nichols Aluminum–Davenport/Casting	Nov. 2011[1]	International Brotherhood of Teamsters	252
Truseal Technologies	Dec. 2012	United Steelworkers of America	175
Nichols Aluminum–Lincolnshire	Jan. 2013	International Association of Machinists and Aerospace Workers	83
Nichols Aluminum–Alabama	Nov. 2014	United Steelworkers of America	78

[1] Nichols Aluminum – Davenport/Casting and International Brotherhood of Teamsters Local 371 have been and remain engaged in negotiations for a new labor contract. The current labor contract expired November 15, 2011 without the parties having reached a new agreement. Nichols Aluminum is continuing manufacturing operations at its two plants in Davenport, Iowa.

Financial Information about Geographic Areas

For financial information on the Company's foreign and domestic operations, see Note 12 of the Financial Statements contained in this Annual Report on Form 10-K.

Communication with the Company

The Company's website is www.quanex.com. Inquiries to the Company and its Board of Directors are invited. Interested persons may contact the appropriate individual or department by choosing one of the options below.

General

Investor Information:

For Investor Relations matters or to obtain a printed copy of the Company's Code of Business Conduct and Ethics, Corporate Governance Guidelines or charters for the Audit, Compensation and Management Development, and Nominating and Corporate Governance Committees of the Board of Directors, send a request to the Company's principal address below or inquiry@quanex.com. This material may also be obtained from the Company website at www.quanex.com/investor-relations/corporate-governance.

The Company's required regulatory filings such as annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available free of charge through the Company's website, as soon as reasonably practicable after they have been filed with or furnished to the Securities and Exchange Commission (SEC) pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (the 1934 Act). Forms 3, 4 and 5 filed with respect to equity securities under Section 16(a) of the 1934 Act are also available on the Company's website. All of these materials are located at the "Investor Relations" link under SEC filings. They can also be obtained free of charge upon request to inquiry@quanex.com or to the Company's principal address below.

Communications with the Company's Board of Directors:

Persons wishing to communicate to the Company's Board of Directors or specified individual directors may do so by sending them in care of The Chairman of the Board of Directors at the Company's principal address below or online by visiting the Company's Alert Line located at https://quanex.alertline.com.

Alert Line

Accounting Issues:

Persons who have questions or concerns regarding potential questionable accounting, internal accounting controls or auditing matters may submit them to the Senior Vice President – Finance & Chief Financial Officer at the Company's principal address or online by visiting the Company's Alert Line located at https://quanex.alertline.com. The Audit Committee will be informed of the call or report and the Company's response.

Such communications will be kept confidential to the fullest extent possible. If the individual is not satisfied with the response, they may contact the Audit Committee or the Nominating and Corporate Governance Committee of the Board of Directors of the Company. If concerns or complaints require confidentiality, then this confidentiality will be protected, subject to applicable laws.

Reporting Potential Illegal or Unethical Behavior:

Employees, officers and directors who suspect or know of violations of the Company's Code of Business Conduct and Ethics, or illegal or unethical business or workplace conduct by employees, officers or directors, have an obligation to report it. If the individuals to whom such information is conveyed are not responsive, or if there is reason to believe that reporting to such individuals is inappropriate in particular cases, then the employee, officer or director may contact the Chief Compliance Officer, Chief Financial Officer, Director of Internal Audit, or any corporate officer in person, by telephone, letter to the Company's principal address or e-mail below. Quanex Building Products also encourages persons who are not affiliated with the Company to report any suspected illegal or unethical behavior. The Audit and Nominating & Corporate Governance Committees will be informed.

1) **In Person or By Letter**
Quanex Building Products Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027

2) **By United States Telephone**

Direct Telephone	(713) 877-5349
Toll Free Telephone	(800) 231-8176
Toll Free Anonymous Alert Line	(888) 475-0633

3) **By UK Telephone**

Direct Telephone	+44 (0) 8700.566844, ext. 6726
Anonymous Alert Line	0808.234.8922

4) **By German Telephone**

Direct Telephone	+49 (0) 2452.96491.15
Anonymous Alert Line	+49 (0) 8883.934356

5) **Electronically**
https://quanex.alertline.com
Or
https://quanexeu.alertline.com

Such communications will be kept confidential to the fullest extent possible, and all communications received in Germany and the United Kingdom will be treated in accordance with all applicable privacy laws. If the individual is not satisfied with the response, they may contact the Nominating and Corporate Governance Committee of the Board of Directors of the Company at the Company's principal address above. If concerns or complaints require confidentiality, then this confidentiality will be protected, subject to applicable laws.

Item 1A. *Risk Factors*

In addition to the factors discussed elsewhere in this report and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the following are some of the potential risk factors that could cause the Company's actual results to differ materially from those projected in any forward-looking statements. These factors, as well as the other information contained in this document, should be carefully considered when evaluating an investment in the Company's securities. Any of the following risks could have material adverse effects on the Company's financial condition, operating results and cash flow. The below list of important factors is not all-inclusive or necessarily in order of importance.

The Company is subject to business risks and general economic factors that are largely out of our control, any of which could have a material adverse effect on our business, financial condition and results of operations.

The primary drivers of the Company's business are remodeling activities and housing starts. The building and construction industry is cyclical and seasonal, and product demand is based on numerous factors such as interest rates, general economic conditions, consumer confidence and other factors beyond the

Company's control. Declines in housing starts and remodeling activities due to such factors could have a material adverse effect on the Company's business, results of operations and financial condition. The downturn in the housing market has had an adverse effect on the operating results of the Company's building products business. Further deterioration or prolonged depressed states in industry conditions or in the broader economic conditions of the markets where the Company operates could further decrease demand and pricing for its products and have additional adverse effects on its operations and financial results.

The Company's business is subject to a number of general economic factors that may adversely affect its business, financial condition and results of operations, many of which are largely out of its control. These factors include domestic and international recessionary economic cycles, changes in foreign currency exchange rates, and downturns in customers' business cycles and changes in their business practices, particularly in market segments and industries where the Company has a significant concentration of customers. There could be a number of follow-on effects on the Company's business, including insolvency of key suppliers resulting in product delays, inability of customers to obtain credit to finance purchases of the Company's products, an inability of customers to pay accounts receivable owed to the Company, or delays in the payment of such receivables. Additionally, if these economic conditions persist, the Company's assets may become further impaired.

The price of our common stock has been volatile and could continue to fluctuate in the future.

The market price of the Company's common stock has fluctuated significantly and is likely to continue to fluctuate in the future. Announcements by the Company or others regarding the receipt of customer orders, quarterly variations in operating results, acquisitions or divestitures, additional equity or debt financings, litigation, product developments, patent or proprietary rights, government regulation and general market conditions may have a significant impact on the market price of the Company's common stock.

If the Company's raw materials or energy were to significantly increase in price or raw materials were to become unavailable, the Company might not be able to timely produce products for its customers or maintain its profit levels.

Quanex requires significant amounts of raw materials, substantially all of which are purchased from outside sources. The Company does not have long-term contracts for the supply of most of its raw materials. The availability and prices of raw materials may be subject to curtailment or change due to new laws or regulations, suppliers' allocations to other purchasers, or interruptions in production by suppliers. In addition, the operation of the Company's facilities requires substantial amounts of electric power and natural gas. Any change in the supply of, or price for, these raw materials could affect its ability to timely produce products for its customers.

The Company depends on supplier relationships, insurance providers, and other vendors, and any disruption in these relationships may cause damage to its customer relationships or delays to its business.

There can be no assurance that the Company's suppliers will be able to meet the Company's future requirements for products and components in a timely fashion. In addition, the availability of many of these components is dependent in part on the Company's ability to provide its suppliers with accurate forecasts of the Company's future requirements. Delays or lost sales could be caused by other factors beyond the Company's control, including late deliveries by vendors. If the Company were required to identify alternative suppliers for any of its required components, qualification and pre-production periods could be lengthy and may cause an increase in component costs and delays in providing products to customers. Any extended interruption in the supply of any of the key components currently obtained from limited sources could disrupt the Company's operations and have a material adverse effect on customer relationships and profitability.

The Company is subject to various environmental requirements, and compliance with, or liabilities under, existing or future environmental laws and regulations could significantly increase the Company's costs of doing business.

The Company is subject to extensive federal, state and local laws and regulations concerning the discharge of materials into the environment and the remediation of chemical contamination. To satisfy such requirements, the Company must make capital and other expenditures on an ongoing basis. For example, environmental agencies continue to develop regulations implementing the Federal Clean Air Act. Depending on the nature of the regulations adopted, the Company may be required to incur additional capital and other expenditures in the next several years for air pollution control equipment, to maintain or obtain operating permits and approvals, and to address other air emission-related issues. Future expenditures relating to environmental matters will necessarily depend upon the application to the Company and its facilities of future regulations and government decisions. It is likely that the Company will be subject to increasingly stringent environmental standards and the additional expenditures related to compliance with such standards. Furthermore, if the Company fails to comply with applicable environmental regulations, the Company could be subject to substantial fines or penalties and to civil and criminal liability.

The Company may not be able to successfully identify, manage or integrate future acquisitions, and if it is unable to do so, the Company's rate of growth and profitability could be adversely affected.

The Company cannot provide any assurance that it will be able to identify appropriate acquisition candidates or, if it does, that it will be able to successfully negotiate the terms of an acquisition, finance the acquisition, or integrate the acquired business effectively and profitably into its existing operations. Integration of future acquired businesses could disrupt the Company's business by diverting management's attention away from day-to-day operations. Further, failure to successfully integrate any acquisition may cause significant operating inefficiencies and could adversely affect the Company's profitability. Consummating an acquisition could require the Company to raise additional funds through additional equity or debt financing. Additional equity financing could depress the market price of the Company's common stock.

If the Company's information technology systems fail, or if the Company experiences an interruption in their operation, then the Company's business, financial condition and results of operations could be materially adversely affected.

The efficient operation of the Company's business is dependent on its information technology systems. The Company relies on those systems generally to manage the day-to-day operation of its business, manage relationships with its customers, fulfill customer orders, and maintain its financial and accounting records. In fiscal 2011, the Company launched a multi-year, company-wide program to transform certain business processes, including the transition to a single enterprise resource planning (ERP) software system to perform various functions. The new system is expected to improve access to and consistency of information, enable standardization of business activities, help deliver business process improvements and support business growth. The implementation of an ERP system entails certain risks, including difficulties with changes in business processes that could disrupt the Company's operations, such as its ability to process orders and timely ship products, project inventory requirements, provide services and customer support, send invoices and track payments, fulfill contractual obligations, and aggregate financial and operational data. The ERP implementation project will likely consume significant business resources, including personnel and financial resources. The failure of the Company's information technology systems, its inability to successfully maintain, enhance and/or replace its information technology systems, or any compromise of the integrity or security of the data that is generated from information technology systems, could adversely affect the Company's results of operations, disrupt business and make the Company unable, or severely limit the Company's ability, to respond to customer demands. In addition, the Company's information technology systems are vulnerable to damage or interruption from:

- earthquake, fire, flood and other natural disasters;
- employee or other theft;
- attacks by computer viruses or hackers;
- power outages; and
- computer systems, internet, telecommunications or data network failure.

Any interruption of the Company's information technology systems could result in decreased revenue, increased expenses, increased capital expenditures, customer dissatisfaction and potential lawsuits, any of which could have a material adverse effect on the Company's results of operations or financial condition.

The Company operates in competitive markets, and its business will suffer if it is unable to adequately address potential downward pricing pressures and other factors that may reduce operating margins.

The principal markets that the Company serves are highly competitive. Competition is based primarily on the precision and range of achievable tolerances, quality, price and the ability to meet delivery schedules dictated by customers. The Company's competition in the markets in which it participates comes from companies of various sizes, some of which have greater financial and other resources than the Company does and some of which have more established brand names in the markets the Company serves. Any of these competitors may foresee the course of market development more accurately than the Company does, develop products that are superior to the Company's products, have the ability to produce similar products at a lower cost than the Company can, or adapt more quickly than the Company to new technologies or evolving customer requirements. Increased competition could force the Company to lower its prices or to offer additional services at a higher cost to the Company, which could reduce its gross profit and net income.

Original Equipment Manufacturers (OEMs) have significant pricing leverage over suppliers and may be able to achieve price reductions over time, which could reduce the Company's profits.

The Company's products are sold primarily to OEMs, and to a much lesser extent, sold through distributors and independent representative agents. There is substantial and continuing pressure from OEMs in all industries to reduce the prices they pay to suppliers. The Company attempts to manage such downward pricing pressure, while trying to preserve its business relationships with its OEM customers, by seeking to reduce its production costs through various measures, including purchasing raw materials and components at lower prices and implementing cost-effective process improvements. However, the Company's suppliers may resist pressure to lower their prices and may seek to impose price increases. If the Company is unable to offset OEM price reductions through these measures, its gross margins and profitability could be adversely affected. In addition, OEMs have substantial leverage in setting purchasing and payment terms, including the terms of accelerated payment programs under which payments are made prior to the account due date in return for an early payment discount.

Loss or financial weakness of any of the Company's largest customers could adversely affect our financial results.

The Company has certain product lines associated with some of the Company's larger customers. Although the Company has an extensive customer base, loss of or material financial weakness of its largest customers could adversely affect the Company's financial condition and results of operations until such business is replaced and no assurances can be made that the Company would be able to regain or replace any lost customers.

The Company could lose customers and the related revenues due to customers vertically integrating, new customers entering the market, or the transfer of manufacturing capacity by its customers out of the United States to lower cost regions of the world.

The Company produces products primarily for OEMs. These customers may choose to vertically integrate or bring production in-house decreasing their demand for the Company's products. In addition, new competitors could enter our markets which could also lead to a loss of customers and revenues if the customer no longer purchases products from the Company.

In addition, U.S. manufacturers have migrated production to other regions of the world that offer lower cost labor forces. The combined effect is that U.S. manufacturers can reduce product costs by manufacturing and assembling in other regions of the world and then importing those products to the United States. Some of the Company's customers have shifted production to other regions of the world and there can be no assurance that this trend will not continue. The Company may lose customers and revenues if its customers locate in areas that the Company chooses not to serve or cannot economically serve.

If the Company's relationship with its employees were to deteriorate, the Company could be faced with labor shortages, disruptions or stoppages, which could shut down certain of its operations, reducing revenue, net earnings, and cash flows.

The Company's operations rely heavily on its employees, and any labor shortage, disruption or stoppage caused by poor relations with its employees and/or renegotiation of labor contracts could shut down certain of its operations. Approximately 25% of the Company's employees are covered by collective bargaining agreements which expire between 2011 and 2014. It is possible that the Company could become subject to additional work rules imposed by agreements with labor unions, or that work stoppages or other labor disturbances could occur in the future, any of which could impact financial results. Similarly, any failure to negotiate a new labor agreement when required might result in a work stoppage that could reduce the Company's operating margins and income.

Changes in regulatory requirements or new technologies may render the Company's products obsolete or less competitive.

Changes in legislative, regulatory or industry requirements or in competitive technologies may render certain of the Company's products obsolete or less competitive, preventing the Company from selling them at profitable prices, or at all. The Company's ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely and cost-efficient basis will be a significant factor in its ability to remain competitive. The Company's business may, therefore, require significant ongoing and recurring additional capital expenditures and investments in research and development. The Company may not be able to achieve the technological advances necessary for it to remain competitive or certain of its products may become obsolete. The Company is also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, certification issues, delays in product development and failure of products to operate properly. Any such delays or cost overruns or the inability to obtain such certifications could negatively affect the returns from any proposed or new products.

Equipment failures, delays in deliveries or catastrophic loss at any of the Company's manufacturing facilities could lead to production curtailments or shutdowns that prevent the Company from producing its products.

An interruption in production capabilities at any of the Company's facilities as a result of equipment failure or other reasons could result in the Company's inability to produce its products, which would reduce its sales and earnings for the affected period. In addition, the Company generally manufactures its products only after receiving the order from the customer and thus does not hold large inventories. If there is a stoppage in production at any of the Company's manufacturing facilities, even if only temporarily, or if the Company experiences delays as a result of events that are beyond its control, delivery times could be severely affected. Any significant delay in deliveries to the Company's customers could lead to increased returns or cancellations and cause the Company to lose future sales. The Company's manufacturing facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. The Company has in the past and may in the future experience plant shutdowns or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss, which could have a material adverse effect on the Company's results of operations or financial condition. The Company may not have adequate insurance to compensate it for all losses that result from any of these events.

Product liability claims and product replacements could harm the Company's reputation, sales and financial condition.

The Company designs and manufactures most of its products and expects to continue to do so. The Company has, on occasion, found flaws and deficiencies in the manufacturing, design, testing and installation of its products. Some deficiencies may not become apparent until after the products are installed by customers.

The Company may need to replace products, and it may be liable for any costs necessary to retrofit the affected structures. Any such replacement or retrofit could entail substantial costs and adversely affect the Company's reputation, sales and financial condition. The Company generally does not carry insurance against product replacement costs or the adverse business effect of a product replacement, and its product liability insurance may not cover retrofit costs.

The Company's business involves complex manufacturing processes that may result in costly accidents or other disruptions of its operations.

The Company's business involves complex manufacturing processes. Some of these processes involve high pressures, temperatures, hot metal and other hazards that present certain safety risks to workers employed at the Company's manufacturing facilities. The potential exists for accidents involving death or serious injury. The potential liability resulting from any such accident, to the extent not covered by insurance, could cause the Company to incur unexpected cash expenditures, thereby reducing the cash available to operate its business. Such an accident could disrupt operations at any of the Company's facilities, which could adversely affect its ability to deliver product to its customers on a timely basis and to retain its current business.

Flaws in the design or manufacture of the Company's products could cause future product liability or warranty claims for which it does not have adequate insurance or affect its reputation among customers.

The Company's products are essential components in buildings and other applications where problems in the design or manufacture of its products could result in property damage, personal injury or death. While the Company believes that its liability insurance is adequate to protect it from future product liability and warranty liabilities, its insurance may not cover all liabilities or be available in the future at a cost acceptable to the Company. In addition, if any of the Company's products prove to be defective, it may be required in the future to participate in a recall involving such products. A successful claim brought against the Company in excess of available insurance coverage, if any, or a requirement to participate in any product recall, could significantly reduce the Company's profits or negatively affect its reputation with customers. In addition, flaws in the Company's products could lead to customer complaints, weaken its relationships with its customers, affect its reputation in the industry and lead to lost revenues or customers.

The Company's credit facility contains restrictions on the Company's ability to implement its acquisition program.

The Company's credit facility contains certain restrictions on the Company's ability to enter into acquisitions, including:

- the Company must comply with all terms and conditions of the credit facility on a pro forma basis based on the combined operating results of the acquisition target and the Company;
- if the Company's leverage ratio is greater than 2.50x, acquisitions are limited to 15% of the Company's net worth per transaction; and
- the Company is restricted from incurring certain additional indebtedness.

The above restrictions may impede the Company's ability to carry out an active acquisition program, which is an important component of the Company's future growth strategy. The Company's failure to comply with the terms and covenants in its credit facility could lead to a default under the terms of those documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable.

The Company's credit facility contains certain financial covenants that limit the aggregate availability of funds.

The availability of funds under the credit facility is a function of both the facility amount utilized and meeting covenant requirements. The aggregate availability under the Credit Facility is limited by the Consolidated Leverage Ratio which is based on EBITDA. These restrictions on fund availability could:

- limit the Company's ability to plan for or react to market conditions or meet capital needs
- restrict activities or business plans
- adversely affect the Company's ability to fund operations, or engage in other business activities that would be in the Company's interest.

Failure to obtain alternative financing created by a potential breach of the lender's funding commitment could negatively impact the Company's growth strategy.

The turmoil affecting the banking system and financial markets during the prior years has resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. There is no assurance that the Company's lenders will provide any future funding under the credit facility. If the Company's lenders were unable or unwilling to fulfill their lending commitment, the Company would be required to seek alternative funding sources in order to conduct operations. Alternative funding could result in higher interest rates. However, there can be no assurance that alternative financial resources will be available promptly, on favorable terms or at all. Failure to obtain necessary funding could adversely affect the Company's short-term liquidity and ability to make investment in research and development to fund new product initiatives, continue to upgrade process technology and manufacturing capabilities, and actively seek out potential acquisition candidates and could adversely affect our business, financial condition and operating results.

The Company's corporate governance documents as well as Delaware law may delay or prevent an acquisition that stockholders may consider favorable, which could decrease the value of the Company's shares.

The Company's certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire the Company without the consent of its board of directors. These provisions include restrictions on the ability of the Company's stockholders to remove directors and supermajority voting requirements for stockholders to amend the Company's organizational documents, a classified board of directors and limitations on action by the Company's stockholders by written consent. In addition, the Company's board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15% or more of the Company's outstanding common stock and the Company. Although the Company believes these provisions protect its stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with its board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

The Company's operations outside the United States require it to comply with a number of United States and international regulations, violations of which could have a material adverse effect on its consolidated results of operations and consolidated financial condition.

The Company's operations outside the United States require it to comply with a number of United States and international regulations. For example, its operations in countries outside the United States are subject to the Foreign Corrupt Practices Act (FCPA), which prohibits United States companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage. The Company's activities create the risk of unauthorized payments or offers of payments by one of its employees or agents that could be in violation of the FCPA, even though these parties are not always subject to its control. The Company has internal control policies and procedures and has implemented training and compliance programs for its employees and agents with respect to the FCPA. However, the Company cannot assure that its policies, procedures and programs always will protect it from reckless or criminal acts committed by its employees or agents. Allegations of violations of applicable anti-corruption laws, including the FCPA, may result in internal, independent, or government investigations. Violations of the FCPA may result in severe criminal or civil sanctions, and the Company may be subject to other liabilities, which could have a material adverse effect on its business, consolidated results of operations and consolidated financial condition. In addition, investigations by governmental authorities as well as legal, social, economic, and political issues in these countries could have a material adverse effect on its business and consolidated results of operations. The Company is also subject to the risk that its employees and agents outside of the United States may fail to comply with other applicable laws.

The Company's expansion plans outside the United States may not succeed.

Any expansion to markets outside the United States will present different and successive risks, expenses and difficulties with regard to applying or modifying our business model to different countries and regions of the world. There can be no assurance that any of the Company's efforts to expand outside the United States will prove successful, that it will not incur operating losses in the future as a result of these efforts or that such efforts will not have a material adverse impact.

The Company may not have the right infrastructure (people, systems, and processes) in place to achieve its growth initiatives.

If the Company does not effectively develop and implement its organic growth strategies, or if there are delays or difficulties in enhancing business processes, it may not realize anticipated productivity improvements or cost efficiencies, and may experience operational difficulties, increased costs, manufacturing interruptions or delays, quality issues, increased product time-to-market, and/or inefficient allocation of human resources, any or all of which could materially and adversely affect the Company's business, financial condition and results of operations.

The Company's success depends upon its ability to develop new products and services, integrate acquired products and services and enhance its existing products and services through product development initiatives and technological advances.

The Company has continuing programs designed to develop new products and to enhance and improve its products. The Company is expending resources for the development of new products in all aspects of its business, including products that can reach a broader customer base. Some of these new products must be developed due to changes in legislative, regulatory or industry requirements or in competitive technologies that render certain of the Company's products obsolete or less competitive. The successful development of the Company's products and product enhancements are subject to numerous risks, both known and unknown, including unanticipated delays, access to significant capital, budget overruns, technical problems and other difficulties that could result in the abandonment or substantial change in the design, development and commercialization of these new products.

Given the uncertainties inherent with product development and introduction, including lack of market acceptance, the Company cannot provide assurance that any of its product development efforts will be successful on a timely basis or within budget, if at all. Failure to develop new products and product enhancements on a timely basis or within budget could harm the Company's business and prospects. In addition, the Company may not be able to achieve the technological advances necessary for it to remain competitive.

The Company's goodwill and indefinite-lived intangible assets may become impaired and result in a charge to income.

The Company's management must use judgment in making estimates of future operating results and appropriate residual values to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets. Future operating results and residual values could reasonably differ from the estimates and could require a provision for impairment in a future period which would result in a charge to income from operations in the year of the impairment with a resulting decrease in the Company's recorded net worth.

The Company may not be able to protect its intellectual property.

A significant amount of time, effort and expense is devoted to custom engineering which qualifies the Company's products for specific customer applications and developing superior, proprietary process technology. The Company relies on a combination of copyright, patent, trade secrets, confidentiality procedures and contractual commitments to protect its proprietary information. Despite the Company's efforts, these measures can only provide limited protection. Unauthorized third parties may try to copy or reverse engineer portions of the Company's products or otherwise obtain and use its intellectual property. Any patents the Company owns may be invalidated, circumvented or challenged. Any of the Company's pending or future patent applications, whether or not being currently challenged, may not be issued with the scope of the claims it seeks, if at all. If the Company cannot protect its proprietary information against unauthorized use, it may not remain competitive, which would have a material adverse effect on the Company's results of operations.

The Company has the ability to issue additional equity securities, which would lead to dilution of its issued and outstanding common stock.

The issuance of additional equity securities or securities convertible into equity securities would result in dilution of existing stockholders' equity interests in the Company. The Company is authorized to issue, without stockholder approval, 1,000,000 shares of preferred stock, no par value, in one or more series, which may give other stockholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of the Company's common stock. The Company's board of directors has no present intention of issuing any such preferred shares, but reserves the right to do so in the future. In addition, the Company is authorized, by prior stockholder approval, to issue up to 125,000,000 shares of common stock, $0.01 par value per share. The Company is authorized to issue, without stockholder approval, securities convertible into either common stock or preferred stock.

The Company's insurance providers may be unable to perform under their obligations.

Although the Company believes its insurance providers are creditworthy and that it will collect all amounts owed to it, the failure of these institutions to perform under their obligations could have a material adverse effect on the Company's financial condition, results of operations, and cash flows.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. ***Properties***

The following table lists the Company's principal properties together with their locations, general character and the industry segment which uses the facility. Listed facilities are owned by the Company, unless indicated otherwise. See Item 1, "Business," for discussion of the capacity of various facilities.

Location	Principal Products
Engineered Products Segment	
Rice Lake, Wisconsin	Fenestration products
Chatsworth, Illinois	Fenestration products
Richmond, Indiana	Fenestration products
Solon, Ohio *Leased (expires 2017)*	Flexible spacer and adhesive research & sales
Barbourville, Kentucky[1]	Flexible spacer/solar adhesives
Luck, Wisconsin	Fenestration products
Richmond, Kentucky	Vinyl and composite extrusions
Winnebago, Illinois	Vinyl extrusions
Mounds View, Minnesota *Leased (expires 2016)*	Fenestration products
Kent, Washington *Leased (lease expires in 2015)*	Vinyl and composite extrusions
Yakima, Washington *Leased (expires in 2015)*	Vinyl extrusions
Dubuque, Iowa *Leased (expires 2012)*	Fenestration products
Shawano, Wisconsin *Leased (expires 2015)*	Fenestration products
Cambridge, Ohio *Leased (expires 2021)*	Flexible spacer/solar adhesives
Coventry, United Kingdom	Flexible spacer
Heinsberg, Germany *Leased (expires 2025)*	Flexible spacer
Aluminum Sheet Products Segment	
Lincolnshire, Illinois	Finishing
Davenport, Iowa	Mini-mill and finishing/painting (two plants)
Decatur, Alabama *Owned and leased (expires 2018)*	Finishing/painting
Executive Offices	
Houston, Texas *Leased (expires 2015)*	Corporate Office

[1] In November 2011, management committed to a plan to close its Barbourville, Kentucky facility.

The Company believes that its properties are generally in good condition, are well maintained, and are generally suitable and adequate to carry on the Company's business. In fiscal 2011, the Company's facilities operated at approximately 56% of capacity.

Item 3. ***Legal Proceedings***

The Company believes there are no material legal proceedings to which Quanex, its subsidiaries, or their property is subject. For discussion of environmental issues, see Item 1 of this Form 10-K, Note 16 to the Consolidated Financial Statements, located in Item 8 of this Form 10-K.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Quanex Building Products' common stock, $0.01 par value, is traded on the New York Stock Exchange, under the ticker symbol NX. The following tables present the quarterly common stock cash dividends and the high and low prices for the Company's common stock during each fiscal quarter within the two most recent fiscal years.

Quarterly Common Stock Cash Dividends

Paid for the Quarter Ended	2011	2010
January	$0.04	$0.03
April	0.04	0.03
July	0.04	0.04
October	0.04	0.04
Total	$0.16	$0.14

Quarterly Common Stock Sales Price (High & Low Sales Price)

Quarter Ended	2011	2010
January	$20.96	$18.36
	16.17	14.22
April	21.62	19.82
	18.28	14.61
July	21.02	21.19
	14.09	16.13
October	16.04	18.65
	10.01	14.50

The terms of Quanex's revolving credit agreement do not specifically limit the total amount of dividends or other distributions to its shareholders. Dividends and other distributions are permitted so long as after giving effect to such dividend or stock repurchase, there is no event of default.

There were approximately 4,128 holders of Quanex Building Product's common stock (excluding individual participants in securities positions listings) on record as of December 9, 2011.

The following graph compares the performance of the Company's common stock to the performance of the Standard & Poor's 500 Index (S&P 500), the Russell 2000 Index, and the Company's peer group.



Comparison of Cumulative Total Return
$150
$100
$50
$0
4/23/08
10/31/08
10/31/09
10/31/10
10/31/11
Quanex Building Products Corporation
S&P 500 Index
Russell 2000 Index
Peer Group

INDEXED RETURNS
Years Ending

Company Name / Index	Base Period 4/23/08	10/31/08	10/31/09	10/31/10	10/31/11
Quanex	**100**	61.21	100.55	122.85	101.59
S&P 500 Index	**100**	71.01	77.97	90.85	98.20
Russell 2000 Index	**100**	76.49	81.43	103.07	109.99
Peer Group	**100**	68.95	81.66	87.15	86.40

Quanex Building Products Corporation was initially listed and began trading on the New York Stock Exchange on April 24, 2008. The graph assumes $100 invested on April 23, 2008 in Quanex Building Products Corporation common stock, in the S&P 500, Russell 2000 Index and in the Industry Peer Group. The companies included in the Industry Peer Group are: American Woodmark Corp, Apogee Enterprises Inc, Builders Firstsource, Drew Industries Inc, Eagle Materials Inc, Gibraltar Industries Inc, Griffon Corp, Louisiana-Pacific Corp, Simpson Manufacturing Inc, Trex Co Inc, and Universal Forest Prods Inc.

Equity Compensation Plan Information

The following table summarizes as of October 31, 2011 certain information regarding equity compensation to the Company's employees, officers, directors and other persons under equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,137,436	$14.08	2,623,310

Issuer Purchases of Equity Securities

On May 27, 2010, the Board of Directors approved a stock repurchase program that authorized the repurchase of 1.0 million shares of the Company's common stock, and on August 25, 2011, the Board of Directors authorized an additional 1.0 million shares to the program. Set forth below is a table summarizing the program and the repurchase of shares during the quarter ended October 31, 2011.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
August 1, 2011 thru August 31, 2011(2)	282,685	$12.20	271,750	1,221,001
September 1, 2011 thru September 30, 2011	210,601	11.34	210,601	1,011,400
October 1, 2011 thru October 31, 2011	11,400	10.95	11,400	1,000,000
Total	504,686	$11.81	493,751	1,000,000

(1) On May 27, 2010, the Board of Directors approved a stock repurchase program of 1.0 million shares, and on August 25, 2011, the Board of Directors authorized an additional 1.0 million shares to the program. The program does not have a dollar limit or an expiration date.

(2) In August 2011, shares of 10,935 were surrendered to the Company by employees to satisfy individual tax withholding obligations upon vesting of previously issued shares of restricted stock awards. Average price paid per share reflects the closing price of Quanex stock on the business day the shares were surrendered by the employee stockholder to satisfy individual tax withholding.

Item 6. ***Selected Financial Data***

The following selected consolidated financial data for the years ended October 31, 2007 through October 31, 2011 is derived from the Company's audited Consolidated Financial Statements. All periods have been adjusted on a retroactive basis to give effect to the Separation. Unless otherwise noted, all information in the table below reflects only continuing operations. The data set forth should be read in conjunction with the Company's Consolidated Financial Statements and accompanying notes to the Consolidated Financial Statements included in Item 8 of this Form 10-K. The historical information is not necessarily indicative of the results to be expected in the future.

Glossary of Terms

The exact definitions of commonly used financial terms and ratios vary somewhat among different companies and investment analysts. The following list gives the definition of certain financial terms that are used in this report:

Asset turnover (continuing): Net sales divided by the average of beginning of year and end of year total assets excluding discontinued operations' assets.

Conversion capital: Accounts receivable plus inventory less accounts payable.

Working capital (continuing): Current assets less current liabilities (both excluding discontinued operations).

Current ratio (continuing): Current assets divided by current liabilities (both excluding discontinued operations).

Continuing return on common stockholders' equity: Income from continuing operations attributable to common stockholders divided by the average of beginning of year and end of year common stockholders' equity.

Continuing return on investment: The sum of income from continuing operations and the after-tax effect of interest expense less capitalized interest divided by the sum of the beginning of year and end of year averages for short and long-term debt and stockholders' equity.

Selected Financial Data 2007 – 2011

	Fiscal years ended October 31,				
	2011[(1)(2)]	2010[(1)(3)]	2009[(1)]	2008[(1)]	2007[(1)]
	(In thousands, except per share data and employees)				
Selected Operating Results Data:					
Net sales	$ 848,294	$ 798,314	$ 585,010	$ 868,933	$ 963,974
Operating income (loss)[(4)]	16,478	37,297	(179,098)	21,100	88,169
Income (loss) from continuing operations	9,078	24,201	(136,079)	15,993	57,131
Percent of net sales	1.1%	3.0%	(23.3)%	1.8%	5.9%
Income (loss) from discontinued operations, net of tax[(4)]	(12)	(1,103)	(1,012)	5,586	77,491
Net income (loss) [(4)]	$ 9,066	$ 23,098	$ (137,091)	$ 21,579	$ 134,622
Diluted Earnings Per Share Data:					
Income (loss) from continuing operations	$ 0.24	$ 0.64	$ (3.64)	$ 0.42	$ 1.45
Net income (loss)	$ 0.24	$ 0.61	$ (3.67)	$ 0.56	$ 3.41
Cash dividends declared[(5)]	$ 0.16	$ 0.14	$ 0.12	$ 0.34	$ 0.56
Financial Position—Year End:					
Total assets, including discontinued operations[(6)]	$ 584,929	$ 591,250	$ 543,600	$ 680,847	$ 1,334,822
Asset turnover (continuing)	1.4	1.4	1.0	1.4	1.6
Conversion capital	71,472	61,221	59,676	85,547	65,484
Working capital (continuing)	140,324	223,401	178,320	130,882	38,438
Current ratio (continuing)	2.3 to 1	2.9 to 1	2.8 to 1	2.1 to 1	1.4 to 1
Total debt	$ 1,666	$ 1,943	$ 2,266	$ 2,551	$ 4,015
Stockholders' equity	437,226	441,432	422,526	547,828	883,149
Total capitalization	$ 438,892	$ 443,375	$ 424,792	$ 550,379	$ 887,164
Depreciation and amortization	33,932	28,214	32,453	35,068	37,991
Capital expenditures, net	25,312	14,720	15,696	15,020	15,904
Other Data:					
Continuing return on investment–percent	2.1%	5.6%	(27.8)%	2.3%	7.0%
Continuing return on common stockholders' equity–percent	2.1%	5.6%	(28.0)%	2.2%	7.0%
Average number of employees	2,104	1,947	1,961	2,373	2,744
Net sales per average employee	$ 403	$ 410	$ 298	$ 366	$ 351

(1) In 2010, management closed its start-up facility in China due to the contraction of demand and the Company's ability to serve the overseas thin film solar panel market from its North American operations. During the second quarter of 2008, the Company spun off Quanex Corporation's Building Products business immediately followed by the merger of Quanex Corporation (consisting primarily of the Vehicular Products business and all non-Building Products related corporate accounts) with a wholly-owned subsidiary of Gerdau. Accordingly, the assets and liabilities of the start-up facility in China, the Vehicular Products business and all non-Building Products related corporate accounts are reported as discontinued operations in the Consolidated Balance Sheets for all periods presented, and their operating results are reported as discontinued operations in the Consolidated Statements of Income for all periods presented.

(2) On March 31, 2011, the Company acquired Edgetech, I.G. Inc. and its German subsidiary. Headquartered in Cambridge, Ohio, Edgetech has three manufacturing facilities (U.S., U.K. and Germany) that produce and market a full line of insulating glass spacer systems for window and door customers in North America and abroad. In March 2011, the Company also acquired JELD-WEN's vinyl extrusion assets in Yakima, Washington. Accordingly, the estimated fair value of assets acquired in the acquisition and the results of operations are included in the Company's Consolidated Financial Statements as of the effective date of the acquisition.

(3) In February 2010, the Company completed a small acquisition which was effected through an asset purchase through a receivership proceeding and no liabilities were assumed. Accordingly, the estimated fair value of assets acquired in the acquisition and the results of operations are included in the Company's Consolidated Financial Statements as of the effective date of the acquisition.

(4) Includes effects in fiscal 2009 of the Company's $182.6 million (pretax) and $141.4 million (after-tax) asset impairment charge in accordance with ASC Topic 350 and ASC Topic 360.

(5) The quarterly common stock cash dividends prior to April 23, 2008 reflect dividends of Quanex Corporation prior to the Separation, while dividends after April 23, 2008 reflect dividends of Quanex Building Products, the accounting successor to Quanex Corporation.

(5) Total assets include assets of discontinued operations of $0.5 million, $1.8 million, $1.4 million, and $742.3 million at October 31, 2010, 2009, 2008, and 2007, respectively.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

General

The discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements of the Company and the accompanying notes.

Private Securities Litigation Reform Act

Certain of the statements contained in this document and in documents incorporated by reference herein, including those made under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" are "forward-looking" statements as defined under the Private Securities Litigation Reform Act of 1995. Generally, the words "expect," "believe," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. All statements which address future operating performance, events or developments that the Company expects or anticipates will occur in the future, including statements relating to volume, sales, operating income and earnings per share, and statements expressing general outlook about future operating results, are forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company's historical experience and the present projections or expectations. As and when made, management believes that these forward-looking statements are reasonable. However, caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made and there can be no assurance that such forward-looking statements will occur. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors exist that could cause the Company's actual results to differ materially from the expected results described in or underlying the Company's forward-looking statements. Such factors include domestic and international economic activity, prevailing prices of aluminum scrap and other raw material costs, the rate of change in prices for aluminum scrap, fluctuations in foreign currency exchange rates, energy costs, interest rates, construction delays, market conditions, particularly in the home building and remodeling markets, any material changes in purchases by the Company's principal customers, labor supply and relations, environmental regulations, changes in estimates of costs for known environmental remediation projects and situations, world-wide political stability and economic growth, the Company's successful implementation of its internal operating plans, acquisition strategies and integration, performance issues with key customers, suppliers and subcontractors, and regulatory changes and legal proceedings. Accordingly, there can be no assurance that the forward-looking statements contained herein will occur or that objectives will be achieved. All written and verbal forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors. For more information, please see Item 1A, "Risk Factors."

About Third-Party Information

In this report, the Company relies on and refers to information regarding industry data obtained from market research, publicly available information, industry publications, U.S. government sources and other third parties. Although the Company believes the information is reliable, it cannot guarantee the accuracy or completeness of the information and has not independently verified it.

Description of Business

The Company operates two businesses: Engineered Products and Aluminum Sheet Products. The Engineered Products business produces window and door components and products for OEMs that primarily serve residential construction and residential repair and remodel (R&R) markets. The Aluminum Sheet Products business produces mill finished and coated aluminum sheet serving the broader building and construction markets, as well as other transportation and capital goods markets.

Prior to April 23, 2008, the Company also operated a Vehicular Products business which produced engineered steel bars for the light vehicle, heavy duty truck, agricultural, defense, capital goods, recreational and energy markets. The Separation occurred on April 23, 2008 through the spin-off of Quanex Corporation's building products business to its shareholders immediately followed by the merger of Quanex Corporation (consisting principally of the vehicular products business and all non-building products related corporate accounts) with a wholly-owned subsidiary of Gerdau S.A. (Gerdau). The spin-off and subsequent merger is hereafter referred to as the "Separation." For purposes of describing the events related to the Separation, as well as other events, transactions and financial results of Quanex Corporation and its subsidiaries related to periods prior to April 23, 2008, the term "the Company" refers to Quanex Building Products Corporation's accounting predecessor, Quanex Corporation.

On March 31, 2011, the Company acquired Edgetech for $104.4 million in an all cash transaction (net of cash acquired). Headquartered in Cambridge, Ohio, Edgetech has three manufacturing facilities located in the United States, the United Kingdom and Germany that produce a full line of warm-edge, dual seal insulating glass spacer systems for window and door customers in North America and abroad. Edgetech's products separate and seal double and triple pane glass within a window and act as a thermal barrier that enhances the window's energy efficiency. Edgetech is being integrated into the Engineered Products segment. Acquiring Edgetech allows the Company to better serve its growing base of national and regional customers and will further accelerate its international growth as Edgetech has a solid market presence overseas. In March 2011, the Company also acquired JELD-WEN's vinyl extrusion assets in Yakima, Washington. In January 2011, management closed its facility located in The Dalles, Oregon. In November 2011, management committed to a plan to consolidate its Truseal and U.S. Edgetech operations. The consolidation plan, in part, calls for the permanent closing of the Company's Barbourville, Kentucky facility. The equipment used to manufacture the single seal spacer system will be relocated to Company's Cambridge, Ohio facility. The Company believes this consolidation will allow it to better serve customers through streamlined operations. The consolidation of operations and the subsequent closure of the Barbourville facility are expected to be completed during 2012.

In 2010, management closed its start-up facility in China due to the contraction of demand and the Company's ability to serve the overseas thin film solar panel market from its North American operations. Accordingly, the China assets and liabilities, results of operations and cash flows are reported as discontinued operations for all periods presented. Unless otherwise noted, all disclosures in the notes accompanying the Consolidated Financial Statements as well as all discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations reflect only continuing operations.

Results of Operations

Summary Information as % of Sales

	Years Ended October 31,[1]					
	2011		2010		2009	
	Dollar Amount	% of Sales	Dollar Amount	% of Sales	Dollar Amount	% of Sales
Net sales	$ 848.3	100%	$ 798.3	100%	$ 585.0	100%
Cost of sales[2]	712.1	84	660.8	83	489.2	84
Selling, general and administrative	84.0	10	72.0	9	59.8	10
Asset impairment charges	1.8	—	—	—	182.6	31
Depreciation and amortization	33.9	4	28.2	4	32.5	6
Operating income (loss)	16.5	2	37.3	4	(179.1)	(31)
Interest expense	(0.4)	—	(0.4)	—	(0.5)	—
Other, net	(0.5)	—	2.6	—	0.4	—
Income tax (expense) benefit	(6.5)	(1)	(15.3)	(2)	43.1	8
Income from continuing operations	$ 9.1	1%	$ 24.2	2%	$ (136.1)	(23)%

[1] All periods presented exclude the operations of Truseal China, the vehicular products business and all non-building products related corporate accounts which are included in discontinued operations.

[2] Exclusive of items shown separately below.

Overview

Quanex outperformed in the face of difficult end markets in fiscal 2011. Prime window demand dropped to new lows in 2011 at an estimated 38.4 million units. While the first quarter of 2011 experienced demand pull-forward in advance of the $1,500 window tax credit that expired on December 31, 2010, demand could be characterized as lackluster for the remainder of the fiscal year as the building and construction market did not experience a meaningful spring bounce as is typical as the year progresses. The 2011 figures include financial results from the Edgetech acquisition beginning in April 2011. Net sales increased in 2011 by $50.0 million compared to the same period of last year of which $53.4 million was driven by the Edgetech acquisition. Despite weak end markets, same store 2011 revenues from Engineered Products were slightly higher compared to 2010, supported by price increases and surcharges. Operating income for 2011 was $20.8 million lower than the same period last year due to lower aluminum sheet shipments, higher maintenance costs at Aluminum Sheet Products, coupled with higher costs at Engineered Products associated with rationalizing operations, incremental sales and marketing costs as the Company invested in long-term organic growth initiatives, acquisition related costs, higher raw material costs and warranty expense.

Housing starts and window shipments have declined significantly in recent years from record highs in 2005 of 2.1 million and 70.5 million units, respectively, to an estimated 0.6 million and 38.4 million, respectively, in 2011. The following table sets forth the annual calendar year market information from the 2005 peak to the current 2011 estimates:

	Housing Starts[1]			**Window Shipments**[2]	
	Starts (millions)	% Change		Shipments (millions)	% Change
2005	2.1			70.5	
2006	1.8	(12.6)%		66.7	(5.4)%
2007	1.3	(25.9)%		59.1	(11.4)%
2008	0.9	(32.6)%		48.4	(18.1)%
2009	0.6	(39.0)%		38.9	(19.6)%
2010	0.6	6.2%		41.6	6.9%
2011E	0.6	2.4%		38.4	(7.7)%

(1) As published by the National Association of Home Builders.
(2) As published by Ducker Worldwide.

While the condition of the Company's primary end markets found new lows, the Company continues to demonstrate an ability to outperform the market by developing new products, securing price realization, and from the benefits of longstanding relationships with leading customers who the Company believes continued to grow share. The Company took steps in fiscal 2011 to invest in the long-term growth of the business with the acquisition of Edgetech and consolidation of several facilities. As a direct result of the strengths of Edgetech, the Company reorganized the sales, marketing, customer service and technical services functions for Engineered Products into an organization that is best equipped to support our customers and to provide industry-leading customer service in addition to allowing for streamlined integration of future acquisitions. All of these activities contributed costs during the year for which the benefits will be realized in future periods. Aluminum Sheet Products experienced a drop in demand as customers moved to take out much of the inventory restocking that took place in 2010 as the building and construction market failed to bounce in the spring as many had expected.

Fiscal 2010 showed early signs of a potential recovery with fiscal year housing starts increasing 6.1% over 2009. The Company outperformed the market with Engineered Products increasing sales 11.7% for the same comparative period. Additionally, the Aluminum Sheet Products business benefited in 2010 from inventory re-building, industry capacity reductions and market share gains in 2010 following a weak 2009. All of these factors, coupled with a continuous focus on controllable internal factors and the financial position of the Company, resulted in the Company not only performing relatively well in difficult times, but positioning it to gain additional market share even as end market conditions remain difficult.

End market conditions in the first half of fiscal year 2009 were extremely difficult, driven by the collapse of the housing market along with a collapse of aluminum prices to an inflation adjusted record low. With markets still depressed, the Company saw a sales improvement in the second half of 2009 due to a better than expected seasonal pickup in the building season. Despite the difficult economic challenges in 2009 and its resulting pressure on sales volume, Quanex produced respectable cash generation in 2009, the result of significant improvements in working capital, a focus on cost controls, lean initiatives and price realization. In 2010, each quarter's sales were higher than the comparative 2009 quarter. The Company's net sales increased by $213 million or 37% in fiscal 2010 compared to fiscal 2009. Quanex continued to not only keep, but win new business on the strength of its value proposition and solid execution. Additionally, the Company's focus on price realization and vigilant focus on flexing the operations to demand are evident in its financial results and margins. The strong performance at the Aluminum Sheet Products segment contributed $176 million to the net sales increase for the year as the segment experienced exceptionally strong shipments complimented by an increase in average selling prices.

The Company continues to believe that consumer demand for more energy efficient products and its ability to provide innovative window and door systems, in addition to stand-alone components, along with new sales and marketing efforts targeted at national and regional OEM customers, will help fuel its long-term organic growth even as the housing market continues to experience hardship. Demographics for long-term housing demand in the U.S. remain favorable when factoring the projected population increase and continuing immigration. The Company believes taking a disciplined approach to the way it seeks new business opportunities will make it a more successful company and a stronger competitor by offering a broader range of customers a more robust slate of systems, products and services. Additionally, the Company is elevating its programs to develop more energy efficient products as well as a strong focus on achieving the highest level of customer service in the industry. These programs and initiatives, coupled with an eventual return to a more normal housing market, will benefit Quanex over the long term.

In addition to the negative impact weaker markets have had on the Company's net sales and operating income, the Company incurred impairments of its goodwill, and to a lesser extent, its other intangible assets in fiscal 2009 of $182.6 million. For additional information on the impairment charges see Note 4, "Goodwill and Acquired Intangible Assets," in the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K.

Business Segments

Business segments are reported in accordance with ASC Topic 280 "*Segment Reporting*" (ASC 280). ASC 280 requires that the Company disclose certain information about its operating segments, where operating segments are defined as "components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance." Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

Quanex has two reportable segments: Engineered Products and Aluminum Sheet Products. The Engineered Products segment produces systems, finished products, and components serving the OEM residential window and door industry, while the Aluminum Sheet Products segment produces mill finished and coated aluminum sheet serving the broader building and construction markets. The primary market drivers of both segments are residential repair and remodel activity (R&R) and new home construction.

For financial reporting purposes, four of the Company's five operating segments, Homeshield, Truseal, Edgetech and Mikron, have been aggregated into the Engineered Products reportable segment. The remaining operating segment, Aluminum Sheet Products (Nichols Aluminum), is reported as a separate reportable segment. Corporate & Other is comprised of corporate office expenses and certain inter-division eliminations. The sale of products between segments is recognized at market prices. The financial performance of the operations is based upon operating income. The segments follow the accounting principles described in the Summary of Significant Accounting Principles, see Item 8, Note 1. The two reportable segments value inventory on a FIFO or weighted-average basis while the LIFO reserve relating to those operations accounted for under the LIFO method of inventory valuation is computed on a consolidated basis in a single pool and treated as a corporate item.

Engineered Products – Three Years Ended October 31, 2011

The following table sets forth selected operating data for the Engineered Products segment:

	Years Ended October 31, (Dollars in millions)			% Change	
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
Net sales	$ 420.3	$ 361.1	$ 323.3	16.4%	11.7%
Cost of sales[1]	314.9	267.7	244.6	17.6	9.4
Selling, general and administrative	48.0	39.3	33.6	22.1	17.0
Asset impairment charges	1.8	—	162.2	0.0	(100.0)
Depreciation and amortization	25.3	19.8	23.4	27.8	(15.4)
Operating income (loss)	$ 30.3	$ 34.3	$ (140.5)	(11.7)%	(124.4)%
Operating income (loss) margin	7.2%	9.5%	(43.5)%	(2.3)%	**

(1) Exclusive of items shown separately below.
** Percentage of change not meaningful.

Since Quanex's acquisition of Edgetech on March 31, 2011, Edgetech generated $53.4 million in Net sales and is the primary reason Net sales for 2011 exceeded the prior year 2010 period. Engineered Products' same store Net sales were essentially flat despite difficult end markets. Engineered Products compares its sales to U.S. window shipments as reported by Ducker Worldwide, a market intelligence firm. For the twelve months ended October 31, 2011, Engineered Products' Net sales before contributions from acquisitions were up 0.3% compared to the previous twelve months, versus U.S. window shipments that were down approximately 8%.

The Company's Engineered Products business outperformed the market in fiscal 2010 with net sales up 12% in 2010. Comparatively, the Company's market drivers were essentially flat at an estimated 0.7%[2] increase on a combined basis in fiscal 2010 compared to fiscal 2009. The Engineered Products business experienced healthy growth, especially from R&R activity, market share gains by customers and new products. The growth this year further illustrates the logic of the segment's continued emphasis to gain share in the more active residential R&R market. The Company continues to keep and win new business on the strength of the value proposition of its highly engineered window and door products. The Company believes that programs like the expired $8,000 first time homebuyers' tax credit, the $1,500 tax credit for energy efficient windows, which expired at the end of December 2010, and customer restocking in the first half of the year benefited results in 2010. As anticipated by the Company, its demand slowed mid-way through 2010, which reflected the residential building and construction market peaking earlier in 2010 than is typical.

Net sales less Cost of sales (Contribution margin) at Engineered Products for 2011 compared to the same period of last year improved by $11.9 million including Edgetech's contribution of $13.4 million. Net sales less Cost of sales as a percent of Net sales for the year ended October 31, 2011 are slightly below the same 2010 period due to higher raw material costs and temporary increases in labor expense as the Company used overtime to meet a hike in orders in November and December; additionally, the first fiscal quarter of 2010 benefited from hourly labor savings associated with the strike at the segment's Barbourville, Kentucky facility in mid-December 2009. Although Engineered Products experienced higher raw material costs in 2011, these higher costs were generally offset by higher prices, surcharges, cost controls and productivity improvements, which strengthened margins. Truseal, one of the Company's warm-edge, insulating glass spacer divisions, initiated an oil based raw material surcharge effective May 1, 2011. The surcharge helped Truseal offset the rising cost of butyl, a key raw material of the business and highly correlated to the price of oil. Further reducing margins during 2011 was $2.8 million of costs associated with plant consolidations and closings as the

(2) Calculated using data from external sources: National Association of Home Builders (NAHB) for new home starts and Harvard University's Joint Center for Housing Studies for repair and remodeling expenditures.

Company rationalized production facilities. The Company finished the building consolidation project at its facility in Kent, Washington where four buildings have been consolidated to one, and the Company closed a facility in The Dalles, Oregon. Of the $2.8 million in plant consolidation costs, $1.3 million is recognized in Cost of sales. During 2011, $1.9 million of expense was recognized in Cost of sales to increase the warranty reserve associated with a discontinued legacy product and claims from some years ago. Because the establishment of the warranty reserve is an inherently uncertain process involving estimates of the number of future claims and the cost to settle claims, the Company's ultimate losses may differ from the warranty reserve and future adjustments to the reserve may be necessary. Finally, 2011 results were negatively impacted by $1.9 million of additional non-cash Cost of goods sold during 2011, due to the increased value of inventory sold from applying purchase accounting to the Edgetech inventory acquired. Of the initial $2.0 million increase in inventory value from applying purchase accounting, the Company expects the remaining $0.1 million balance to be recognized in 2012.

Net sales less cost of sales for fiscal 2010 compared to fiscal 2009 increased by $14.7 million or 18.6% due to increased volume and higher average selling prices. The Company took the necessary actions to right-size its business by reducing variable and fixed costs and continuously sizes its operations to match demand. Net sales less cost of sales as a percent of net sales increased from fiscal 2008 to fiscal 2010 as a direct result of the Company's right-sizing efforts and price realization. In the first fiscal quarter of 2010, the Company had hourly labor savings associated with the strike at the segment's Barbourville, Kentucky facility in mid December 2009 as the then effective labor contract expired without the parties having reached a new agreement. In January 2010, the strike ended upon ratification of a new three-year collective bargaining agreement. The Barbourville facility was able to continue production with the Company's non-union salaried workforce and continued to deliver its products during the strike to meet customer demands. Benefiting the comparative 2010 and 2009 results is an expense of $1.0 million recorded in fiscal 2009 related to a Truseal warranty reserve increase driven by an increase in a legacy product's claims experience. Reducing margins in fiscal 2010 were costs associated with vacating a couple of buildings at the Company's Mikron facility in Kent, Washington and higher material costs at Truseal. At Truseal, the business uses an oil based butyl compound in its insulating glass sealant systems, and with the rise in oil prices, margins were squeezed in 2010. In response, Truseal announced a price increase effective November 15, 2010.

Selling, general and administrative costs increased for the 2011 year from the acquisition of Edgetech which reported $9.0 million of Selling, general and administrative costs for 2011. Additionally, the increase in Selling, general and administrative costs for the year were attributable to $1.1 million (included in the total $2.8 million discussed above) of costs associated with the aforementioned plant consolidations and closing during the first fiscal quarter of 2011. The majority of the $1.1 million represents an estimated liability to terminate a facility operating lease; this estimated liability is net of an associated sublease benefit. Furthermore, Engineered Products incurred additional sales and marketing expenses of $1.8 million in 2011 associated with the roll out of new products and programs and increasing resources necessary to achieve long-term organic growth, with a focus on expanding further into the regional segment of the residential market. Benefiting the comparative 2011 results is $1.0 million of costs associated with the aforementioned strike in mid December 2009 (partially offset by the direct labor savings in Cost of sales) as well as reduced incentives corresponding to lower earnings.

The $5.7 million or 17% increase in Selling, general and administrative costs in fiscal 2010 compared to fiscal 2009 was partially attributable to $1.0 million of costs associated with the aforementioned strike in mid December 2009 (partially offset by the direct labor savings in Cost of sales). Also, variable pay incentives increased in 2010 corresponding to an increased level of earnings. Furthermore, the Company began to incur additional sales and marketing expenses associated with the roll out of new products and programs in 2010. This increase was partially offset by cost control efforts put in place in 2009 and the absence of matching contributions to the Quanex Building Products Salaried and Non-Union Employee 401(k) Plan in the first quarter 2010 as that program was suspended as of April 1, 2009. The matching contributions on this 401(k) Plan were reinstated effective February 1, 2010.

The Company recorded a $1.6 million non-cash asset impairment charge on its Barbourville, Kentucky real property during the fourth quarter of fiscal 2011 related to its plan to consolidate its insulating glass operations. See further discussion of this topic below. The $162.2 million non-cash impairment charge reflected in 2009 represents $11.9 million of impairment on acquired intangible assets and $150.3 million of impairment charge on goodwill. For additional information on the intangible impairment charges see Note 4, "Goodwill and Acquired Intangible Assets," in the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K.

Depreciation and amortization has increased in 2011 compared to 2010 primarily due to the acquisition of Edgetech on March 31, 2011. Depreciation and amortization associated with Edgetech was $4.8 million (seven months) for fiscal 2011. In addition, depreciation and amortization increased for the year in 2011 by $0.3 million (included in the total $2.8 million discussed above) for accelerated depreciation related to the plant consolidations. Depreciation and amortization for the full fiscal year of 2012 is expected to increase over fiscal 2011 due to a full twelve months of expense from the Edgetech acquisition being realized going forward. Depreciation and amortization declined from 2009 to 2010 due to the aforementioned intangible asset impairment (other than goodwill) in the first fiscal quarter of 2009. Additionally, depreciation declined in 2010 compared to 2009 due to the completion of depreciation on assets acquired in an acquisition in a previous year.

Operating income for fiscal 2011 was down by $4.0 million of which $0.3 million is attributable to the Edgetech operating loss since acquisition in 2011. Operating income for the remaining Engineered Products businesses for fiscal 2011 was below prior year levels primarily due to weak end markets and rising material costs as well as negative impacts from current year costs to consolidate facilities, warranty expense associated with legacy products and incremental sales and marketing investment to support Engineered Products' organic growth initiatives. The fiscal 2011 Edgetech operating loss was driven by production start up costs at its Germany facility as well as inventory step up expenses from acquisition accounting. Operating income for fiscal 2010 was higher than fiscal 2009 primarily due to the absence of the goodwill and intangible asset impairment charge recognized in 2009 as well as higher volumes, increases in average selling prices and right sizing efforts.

Engineered Products' long-term organic growth programs are focused on driving profitable growth through one sales and marketing team, coupled with the engineering collaboration of its family of businesses: Mikron, Truseal and Homeshield (and as of March 31, 2011, Edgetech). The Company believes these programs will drive profitable growth at Engineered Products by furthering the goal of becoming the leading energy efficient expert in the market by offering customers state-of-the-art engineering, design and marketing support. The organic growth programs were formalized and launched in March 2010 and are comprised of related initiatives to execute this strategy; the sales, marketing and engineering efforts of these divisions operated independently in the past. Today, Engineered Products' sales and marketing employees have been organized into a single team to better utilize their combined capabilities to expand sales opportunities to the existing customer base. Additionally, the new sales and marketing structure is focused on developing and capturing more mid-sized regional OEM business. Mid-sized regional OEMs, a customer class Engineered Products has historically underserved, are believed to comprise about 60% of the market. The engineering resources across Engineered Products are also working together to develop products and systems that provide customers with the latest innovations in technology and energy efficiency. Engineered Products is in the early stages of this long-term organic growth initiative but believes it will have a meaningful impact on its long-term growth and profitability. The Company will continue to incur expenses and to invest in additional resources at Engineered Products to support this organic growth effort.

In addition to the long-term organic growth programs, Engineered Products management also plans to foster operational synergies among existing plants. In November 2011, management committed to a plan to consolidate its Truseal and U.S. Edgetech warm-edge spacer operations. The consolidation plan, in part, calls for the permanent closing of its manufacturing facility in Barbourville, Kentucky. The Company will incur various costs and future expenditures associated with the consolidation, including but not limited to termination costs and asset relocation costs. The equipment used to manufacture the single seal spacer system will be relocated to the Company's Cambridge, Ohio facility. The Company believes this consolidation will also allow it to better serve customers through streamlined operations. The consolidation of operations and the subsequent closure of the Barbourville facility are expected to be completed in 2012. Under ASC Topic 712, "*Compensation – Nonretirement Postemployment Benefits*," the Company is required to record charges for contractual termination benefits when it is probable that employees will be entitled to benefits under the contract's terms and the amount can be reasonably estimated. Under ASC Topic 420, "*Exit or Disposal Cost Obligations*," the Company is required to record charges for one-time employee termination benefits, contract termination costs, and other associated costs as incurred. No exit costs or termination benefits were incurred as of October 31, 2011, and as such no liability has been accrued for the Barbourville closing as of October 31, 2011. While discussions with the plant's employee union are in process the total expense expected to be incurred in connection with the closure of Barbourville is $9 million over the next 12 months, based upon management's best estimate of future events. Of the estimated charges, approximately 60% is related to relocating and starting up the equipment in Cambridge and approximately 40% is associated with salaried and hourly employee termination related costs. In addition, management estimates spending of approximately $7 million to prepare the Cambridge, Ohio facility for the new operations activity, of which approximately 80% is expected to be capitalized and approximately 20% expensed. Changes to management's estimates may occur. The costs related to the closure, severance and relocation activities will be recorded as incurred, when they meet the definition of a liability, and they will be included in the statements of operations as selling, general, and administrative expenses or as cost of sales, in accordance with the applicable accounting guidance. After the consolidation is complete in 2012, the Company expects annual pre-tax operating savings of approximately $9 million.

Aluminum Sheet Products – Three Years Ended October 31, 2011

The following table sets forth selected operating data for the Aluminum Sheet Products segment:

	Years Ended October 31, (Dollars in millions)			% Change	
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
Net sales	$ 440.5	$ 449.5	$ 273.7	(2.0)%	64.2%
Cost of sales[1]	406.8	401.1	264.1	1.4	51.9
Selling, general and administrative	8.1	9.9	6.6	(18.2)	50.0
Asset impairment charges	—	—	20.4	—	(100.0)
Depreciation and amortization	8.5	8.3	9.0	2.4	(7.8)
Operating income (loss)	$ 17.1	$ 30.2	$ (26.4)	(43.4)%	(214.4)%
Operating income (loss) margin	3.9%	6.7%	(9.6)%	(2.8)%	**
Shipped pounds	277.3	322.6	223.0	(14.0)%	44.6%

[1] Exclusive of items shown separately below.
** Percentage change not meaningful due to impairment of goodwill.

The primary market drivers for the Aluminum Sheet Products segment are residential repair and remodel activity and new home construction (together approximately 70% of the segment's sales) and transportation (approximately 20% of the segment's sales) markets.

Net sales were negatively impacted by a decline in shipped pounds of 14.0% for the 2011 year compared to the same period of 2010 due to weaker demand for building and construction sheet. The Aluminum Association, which tracks aluminum industry shipments of sheet products, reported non-can sheet aluminum shipments for year-to-date October up 2% from a year ago, while Aluminum Sheet Products' shipments were down 14.0%. Part of the Company's underperformance versus the industry can be attributed to relatively weaker building and construction demand, where Nichols has a sizable presence, compared to stronger distribution and transportation demand, where Nichols has a relatively smaller presence. This decrease in Net sales at the Aluminum Sheet Products segment for 2011 was partially offset by a 14.0% increase in average selling price per pound compared to 2010. Average selling price increased primarily due to higher London Metal Exchange (LME) aluminum prices in the comparative period. LME aluminum prices are the most commonly used index for correlating aluminum sheet prices.

The $175.8 million or 64.2% increase in Net sales at the Aluminum Sheet Products segment in fiscal 2010 compared to fiscal 2009 was primarily the result of a 44.6% increase in shipped pounds during the period compared to the same period of 2009 and to a lesser extent an increase in average selling price per pound of 13.5%. The Aluminum Association reported U.S. demand for the type of aluminum sheet the Company sells was up 24% in 2010 while the segment's 2010 shipments were up 44.6%. Additionally, shipped pounds in fiscal 2010 were the best since 2006. The business was effectively sold out in the second half of fiscal 2010. The segment's ability to outperform the market was due to a reduction in overall industry capacity coupled with solid execution at the business that included its continued success in keeping market share gains over the last twelve months. Average selling price increased primarily due to higher London Metal Exchange (LME) aluminum prices, partially offset by product mix.

Selling, general and administrative costs decreased by $1.8 million for 2011 compared to 2010. The decrease in expense is primarily due to a $1.0 million expense in 2010 associated with the discontinuation of a new Microsoft Dynamics AX enterprise resource planning system for the segment, a $0.8 million decline in environmental related expense, and to a lesser extent a decrease in variable pay incentives associated with a lower level of earnings in 2011. For additional information on the environmental reserve, see Note 16, "Contingencies" in the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K. Selling, general and administrative costs increased by $3.3 million in fiscal 2010 compared to fiscal 2009. The increase was primarily due to a $1.1 million increase in an existing environmental reserve, a $1.0 million expense associated with the discontinuation of development of a new Microsoft Dynamics AX enterprise resource planning system and to a lesser extent an increase in variable pay incentives associated with higher level of earnings.

The $20.4 million non-cash impairment charge reflected in the 2009 results represents the write-off of all of the segment's goodwill. For additional information on the goodwill impairment charge see Note 4, "Goodwill and Acquired Intangible Assets," in the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K. Depreciation and amortization declined in fiscal 2010 compared to 2009 as 2009 included accelerated depreciation from a premature equipment failure during the 2009 first fiscal quarter.

Operating income decreased at the Aluminum Sheet Products segment for 2011, compared to prior year due to lower shipped pounds and to a lesser extent lower painted sales. The Aluminum Sheet Products segment is a high fixed cost business, so as shipments drop due to weaker demand, its ability to substantially reduce operating costs is limited. Operating income was further impacted by high repair and maintenance expenses and to a lesser extent by higher energy costs and higher freight costs. Repair and maintenance expense in 2011 increased by $3.8 million over the same 2010 period in part due to projects that were previously deferred in prior years. The Company believes that repairs and maintenance will not remain at 2011 levels, and expects future repair and maintenance expenditures to be more in line with 2010. This decline in operating income was partially offset by an 8.6% increase in spread (sales price less material costs). The higher spread compared to the previous year was primarily a result of higher aluminum prices that rose faster than material costs. The segment's operating income and margins are impacted by changes in LME aluminum prices as its spread is correlated with aluminum prices over time. Declines in aluminum prices generally result in spread compression; however, as aluminum prices rebound, spread and profits generally expand.

Operating income increased at the Aluminum Sheet Products segment in fiscal 2010 compared to 2009 due in part to the absence of an impairment charge in 2010. Additionally, operating income increased as a result of substantially higher shipments as well as an increase in spreads (sales price less material costs divided by pounds) of 12.1%. The Aluminum Sheet Products' operating income and margins are impacted by changes in LME aluminum prices as its material spread is correlated with aluminum prices over time. The increase in average LME aluminum prices in fiscal 2010 compared to fiscal 2009 of 29% is the primary driver to the Company's 12.1% increase in spread. However, spreads remained constrained in 2010 due to ongoing tightness in the aluminum scrap market, particularly in the availability of industrial grade scrap due to reduced industrial production.

Corporate and Other – Three Years Ended October 31, 2011

	Years Ended October 31, (Dollars in millions)			$ Change	
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
Net sales	$ (12.5)	$ (12.3)	$ (12.0)	$ (0.2)	$ (0.3)
Cost of sales[(1)]	(9.6)	(8.0)	(19.5)	(1.6)	11.5
Selling, general and administrative	27.9	22.8	19.6	5.1	3.2
Depreciation and amortization	0.1	0.1	0.1	—	—
Operating income (loss)	$ (30.9)	$ (27.2)	$ (12.2)	$ (3.7)	$ (15.0)

[(1)] Exclusive of items shown separately below.

Corporate and Other operating expenses, which are not in the segments mentioned above, include inter-segment eliminations, the consolidated LIFO inventory adjustments (calculated on a combined pool basis), and corporate office expenses. Net sales amounts represent intersegment eliminations between the Engineered Products segment and the Aluminum Sheet Products segment with an equal and offsetting elimination in Cost of sales. LIFO adjustments are reported in Corporate Cost of sales. The Company incurred LIFO expense of $2.3 million and $3.8 million in fiscal 2011 and fiscal year 2010, respectively, compared to LIFO income of $7.8 million in fiscal 2009. LIFO expense was incurred in fiscal 2011 and 2010 primarily due to a rise in pricing of aluminum based inventory held by the Company at year-end while the 2009 income was primarily due to a reduction in aluminum scrap values held by the Company. Fluctuations associated with the LIFO inventory adjustment comprise a majority of the change from year to year in the Corporate and Other Net sales less Cost of sales.

Selling, general and administrative costs increased by $5.1 million for fiscal 2011 over fiscal 2010. The single largest reason for the increase is $4.1 million of transaction and integration related costs associated with the acquisition of Edgetech during fiscal 2011. Also increasing Selling, general and administrative costs are those costs associated with the development and rollout of a company-wide ERP system. The Company initiated this ERP project (Project Quest) in March 2011 to support the drive for long-term organic growth by bringing the myriad of disparate systems currently existing throughout the Company together into a single standard system supported by a common set of processes. During fiscal 2011, the Company recognized $1.5 million of Project Quest expense and expects an increase of expense to approximately $2.5 million in fiscal 2012 primarily due to a full twelve months of activity in 2012 as well as the initial conversions of the legacy systems. The current plan anticipates the conversion of all of the Company's disparate systems to a single system over a period of at least three years. Additionally, as the new ERP system is placed in service the Company expects depreciation expense to increase. Fiscal 2011 Selling, general, and administrative expense includes a $1.0 million increase in estimated workers compensation self-insurance reserves partially associated with higher open claims with limited development experience. Selling, general and administrative costs in 2011 also reflect various other programs including lean six sigma employee training that the Company believes will result in future cost savings. Partially offsetting these increases was a $1.5 million decline during fiscal 2011 in mark-to-market expense associated with the deferred compensation plan reflecting the decrease in the Company's stock price as well as the market value of other investments held by the deferred compensation plan during the 2011 period. As of October 31, 2011, approximately 47% of the deferred compensation plan balance was indexed to the Company's stock price, and the Quanex stock price decreased by $3.27 per share during fiscal 2011 compared to an increase of $3.15 per share during fiscal 2010. Additionally, Selling, general and administrative costs have declined in 2011 from lower estimated variable pay incentive costs corresponding to the Company's lower earnings.

Selling, general and administrative costs in fiscal 2010 increased by $3.2 million over fiscal 2009 primarily due to $3.3 million higher variable pay incentive costs corresponding to the Company's higher operating earnings and return on invested capital and to a lesser extent higher stock-based compensation expense. Stock-based compensation expense increased $1.0 million as the Company added layers of vesting awards with each annual grant since the Company's Separation in 2008; the Company's stock option and restricted stock awards typically have three-year vesting periods. Partially offsetting these increases was a $0.8 million year over year decline in the mark-to-market expense associated with the deferred compensation plan. During fiscal 2010, the market value of the investments held by the deferred compensation plan on average increased less during the 2010 period compared to the increase in market value during the same 2009 period. As of October 31, 2010, approximately 65% of the deferred compensation plan balance was indexed to the Company's stock price, and the Quanex stock price increased by $3.15 per share during fiscal 2010 compared to an increase of $5.71 per share during fiscal 2009.

Other Items – Three Years Ended October 31, 2011

Interest expense for fiscal 2011 was $0.4 million compared to $0.4 million in fiscal 2010 and $0.5 million in fiscal 2009. No amounts were borrowed against the revolving credit facility during fiscal 2011, 2010, or 2009.

Other, net typically includes interest income earned on the Company's cash and equivalents, changes associated with the cash surrender value of life insurance, and beginning with the acquisition of Edgetech in April 2011 foreign currency transaction gains and losses. Other, net for fiscal 2011 was a loss of $0.5 million compared to income of $2.6 million in fiscal 2010 and income of $0.4 million in fiscal 2009. During fiscal 2011, the Company incurred $0.9 million of transaction losses which are included in determining net income primarily related to Edgetech's international operations and foreign currency denominated receivables. There are no transaction gains or losses during the fiscal 2010 or 2009. Other, net for fiscal 2010 includes the recognition of a $0.9 million gain on involuntary conversion of a non-monetary asset related to the May 2009 tornado that struck and damaged the Company's Mikron facility in Richmond, Kentucky. Additionally, fiscal 2010 includes a $1.3 million bargain purchase gain related to an acquisition during the second fiscal quarter of 2010. In February 2010, the Company completed a small acquisition for approximately $1.6 million in consideration. This operation has been integrated into one of its existing Engineered Products businesses. The acquisition was effected through an asset purchase through a receivership proceeding and no liabilities were assumed. ASC 805 "*Business Combinations*" requires that a gain be recorded when the fair value of the net assets acquired is greater than the fair value of the consideration transferred. Though uncommon, bargain purchases can occur because of underpayments for the business acquired due to a forced liquidation or distress sale. As such, the Company obtained the assets at a bargain and recognized a gain of approximately $1.3 million in Other, net.

The Company's annual effective tax rate for fiscal 2011 was 41.5% compared to 38.7% in fiscal 2010 and 24.0% in fiscal 2009. The effective rate in 2011 increased primarily due to nondeductible transaction costs in 2011 and the mix of domestic and foreign results partially offset by general business credits. The effective tax rate benefit for 2009 was unusually low primarily due to the nondeductible portion of the goodwill impairment charge in the fiscal year. For further discussion of the goodwill impairment charge see Note 4, "Goodwill and Acquired Intangible Assets," in Notes to Consolidated Financial Statements in Item 8 of this Form 10-K.

Income from discontinued operations, net of tax was $12 thousand for fiscal 2011 and a loss of $1.1 million and $1.0 million for fiscal 2010 and 2009, respectively, and represents the results of the Truseal China business.

Liquidity and Capital Resources

Sources of Funds

The Company's principal sources of funds are cash on hand, cash flow from operations, and borrowings under its $270.0 million Senior Unsecured Revolving Credit Facility (the Credit Facility). As of October 31, 2011, the Company has a solid liquidity position, comprised of cash and equivalents and adequate availability under the Company's Credit Facility. The Company has $89.6 million of cash and equivalents, $188.3 million of current availability under the revolving credit facility and minimal debt of $1.7 million as of October 31, 2011. The Company grew its cash and equivalents balance steadily since its spin-off from Quanex Corporation in April 2008, throughout 2009 and 2010 from $40.5 million as of April 30, 2008 to $123.5 million at October 31, 2009 and to $187.2 million at October 31, 2010. In a very weak year, Quanex was able to grow its cash balance in 2010 ending the year with $187.2 million, a $63.7 million increase over 2009. Cash equivalents at October 31, 2011 were reduced primarily due to $110.8 million of cash paid (net of cash acquired) for the acquisition of Edgetech and JELD-WEN's vinyl extrusion assets in Yakima, Washington (Yakima). The Company's strategy for cash uses is to make strategic acquisitions that fit its fenestration vision, invest in organic growth opportunities, fund the cash dividend and make ongoing purchases of Quanex stock.

The Company's excess cash and equivalents are invested only in large, overnight money market funds due to the conditions of the financial market. The funds are diversified by security type across Treasuries, Government Agencies and Prime Corporate. These funds are all AAA-rated, approved by the NAIC and compliant with Rule 2A-7 of the Investment Company Act of 1940. The Company's current investments are diversified across multiple institutions that the Company believes to be financially sound. The Company intends to remain in highly rated money market funds, financial institutions and treasuries following a prudent investment philosophy. From time to time, to prepare for potential disruption in the money markets, the Company may temporarily move funds into operating bank accounts of highly-rated financial institutions to meet on-going operational liquidity requirements. The Company had no material losses on its cash and marketable securities.

The Credit Facility was executed on April 23, 2008 and has a five-year term. Proceeds from the Credit Facility may be used to provide availability for acquisitions, working capital, capital expenditures, and general corporate purposes. Borrowings under the Credit Facility bear interest at a spread above LIBOR based on a combined leverage and ratings grid. There are certain limitations on additional indebtedness, asset or equity sales, and acquisitions. Dividends and other distributions are permitted so long as after giving effect to such dividend or stock repurchase, there is no event of default. Under the Credit Facility, the Company is obligated to comply with certain financial covenants requiring the Company to maintain a Consolidated Leverage Ratio of no more than 3.25 to 1 and a Consolidated Interest Coverage Ratio of no less than 3.00 to 1. As defined by the indenture, the Consolidated Leverage Ratio is the ratio of consolidated indebtedness as of such date to consolidated EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the previous four fiscal quarters, and the Consolidated Interest Coverage Ratio is the ratio of consolidated EBITDA to consolidated interest expense, in each case for the previous four consecutive fiscal quarters. EBITDA is defined by the indenture to include proforma EBITDA of acquisitions and to exclude certain items like goodwill and intangible asset impairments and certain other non-cash charges and non-recurring items. The availability under the Credit Facility is a function of both the facility amount utilized and meeting covenant requirements. Additionally, the availability of the Credit Facility is dependent upon the financial viability of the Company's lenders. The Credit Facility is funded by a syndicate of nine banks, with three banks comprising over 55% of the commitment. If any of the banks in the syndicate were unable to perform on their commitments to fund the facility, the availability under the Credit Facility could be reduced; however, the Company has no reason to believe that such liquidity will be unavailable or decreased.

As of October 31, 2011, the Company had no borrowings under the Credit Facility, and the Company was in compliance with all Credit Facility covenants as seen by the table below:

At October 31, 2011	**Required**	**Actual**
Consolidated Interest Coverage Ratio	No less than 3.00 to 1	134.43 to 1
Consolidated Leverage Ratio	No more than 3.25 to 1	0.13 to 1

Although there were no borrowings on the Credit Facility and there was only $5.2 million of outstanding letters of credit under the Credit Facility, the aggregate availability under the Credit Facility was limited by the Consolidated Leverage Ratio resulting in an availability of $188.3 million at October 31, 2011. Because the Consolidated Leverage Ratio is based on a rolling twelve months of EBITDA, a change in future earnings will impact the amount available under the Credit Facility in future quarters, absent any pro-forma EBITDA benefit from any potential acquisitions. To have access to the full availability of the $270.0 million Credit Facility, the Company must have a minimum rolling EBITDA of $84 million for the previous four fiscal quarters. Actual rolling EBITDA for the previous four fiscal quarters was $60.4 million as of October 31, 2011. Increased earnings for any future periods could increase availability under the Credit Facility; conversely, reduced earnings for any future periods could adversely impact the amount available under the Credit Facility in future quarters, absent any pro-forma EBITDA benefit from any potential acquisitions.

The Company believes that it has sufficient funds and adequate financial resources available to meet its anticipated liquidity needs. The Company also believes that cash balances and cash flow from operations will be sufficient in the next twelve months and foreseeable future to finance anticipated working capital requirements, capital expenditures, debt service requirements, environmental expenditures, and dividends.

The Company's working capital was $140.3 million on October 31, 2011 compared to $223.8 million on October 31, 2010. Working capital declined by $83.5 million primarily from the $101.9 million impact of the acquisitions of Edgetech and Yakima, representing $110.8 million in cash paid for these acquisitions (net of cash acquired) and $8.9 million increase from working capital acquired. Partially offsetting this decline was a decline in accrued liabilities primarily attributable to lower annual incentive accruals as of October 31, 2011 compared to October 31, 2010 as well as a general increase in cash and equivalents after taking into account cash spent on the aforementioned acquisitions. Conversion capital (accounts receivable plus inventory less accounts payable) was relatively flat October 31, 2011 compared to October 31, 2010 after considering conversion capital increases associated with fiscal 2011 acquisitions.

The following table summarizes the Company's cash flow results from continuing operations for fiscal years 2011, 2010 and 2009:

	Years ended October 31,		
	2011	**2010**	**2009**
		(In millions)	
Cash flows from operating activities	$ 52.9	$ 89.6	$ 61.3
Cash flows from investing activities...........	(135.4)	(15.9)	(14.4)
Cash flows from financing activities	(14.9)	(10.0)	9.6

Highlights from the Company's cash flow results for the fiscal years ended 2011, 2010 and 2009 are as follows:

Operating Activities – Continuing Operations

Cash provided by operating activities from continuing operations during fiscal 2011 compared to fiscal 2010 declined by $36.7 million. This decline is primarily attributable to reduced income in fiscal 2011 due to acquisition related costs, lower aluminum sheet shipments, and higher maintenance costs at Aluminum Sheet Products, coupled with higher costs at Engineered Products associated with rationalizing operations, incremental sales and marketing costs as the Company invested in long-term organic growth initiatives, and higher raw material costs. Additionally, during fiscal 2010, the Company received a federal income tax refund of $11.4 million. In fiscal 2011, the Company did not receive a tax refund coupled with the remittance of $2.8 million (of the total estimated $3.5 million) associated with reorganization taxes assumed in the Edgetech acquisition. Partially offsetting these cash flow declines is a$3.5 million reduction in pension contributions in fiscal 2011 compared to fiscal 2010. The Company contributed approximately $5.3 million to its pension plan during fiscal 2010 in an effort to target a 100% funding threshold while the 2011 contribution amounted to $1.9 million. The Company expects to contribute approximately $4.2 million to its pension plan in fiscal 2012. Despite the continued weak condition of the Company's primary end markets, it generated cash flow from operating activities of $52.9 million during fiscal 2011.

The increase of $28.3 million in cash provided by operating activities from continuing operations during fiscal 2010 compared to fiscal 2009 primarily related to the increase in year over year sales and gross margin from the Company's Engineered Products businesses as well as increased volumes and spreads at the Company's Aluminum Sheet business. Partially offsetting this was the substantial decrease in conversion capital during 2009 compared to relatively steady conversion capital levels during 2010; while the Company continued to focus on its working capital management in 2010, in 2009 its efforts resulted in such significant improvements in working capital that those improvements were not expected to be matched in 2010 as the business expanded. As previously discussed above, the Company received a federal income tax refund in February 2010 of $11.4 million; this refund was partially offset in 2010 by estimated federal tax payments. During fiscal 2009, the Company did not make any estimated federal tax payments. Additionally, the Company contributed approximately $5.3 million to its pension plan during fiscal 2010 compared to pension contributions of approximately $3.4 million during 2009.

Investing Activities – Continuing Operations

Cash spending from investing activities from continuing operations increased by $119.5 million during fiscal 2011 compared to fiscal 2010 and increased by $1.5 million in fiscal 2010 compared to fiscal 2009. The increase in investing cash spending in 2011 is attributable to the Company's acquisition activity during the second fiscal quarter of 2011. On March 31, 2011, the Company used $104.4 million in an all cash transaction (net of cash acquired) to acquire Edgetech. Edgetech is headquartered in Cambridge, Ohio, and has three manufacturing facilities (U.S., U.K. and Germany) that produce and market a full line of insulating glass spacer systems for window and door customers in North America and abroad. In March, 2011, the Company also acquired JELD-WEN's vinyl extrusion assets in Yakima, Washington (integrated into one of its existing Engineered Products businesses) for $6.4 million in cash consideration. This acquisition was effected through an asset purchase of vinyl extrusion related equipment and certain other assets. The 2010 increase primarily related to $1.6 million of cash used for a small acquisition made in February 2010. The acquisition was effected through a receivership proceeding and no liabilities were assumed. The Company remains interested in acquisitions that fit its fenestration vision.

A tornado struck and damaged the Company's Mikron facility in Richmond, Kentucky in May 2009. During the second half of fiscal 2009 and the first half of fiscal 2010, the Company received $1.4 million and $0.4 million of proceeds, respectively, from the property insurance claim related to this incident. In fiscal 2009 and in fiscal 2010, the Company spent approximately $1.4 million and $0.4 million, respectively on its repair efforts; this spending is reflected in capital expenditures on the statement of cash flows. The Company's net overall cash flows from this event was zero as the Company received offsetting insurance proceeds related to the Mikron capital repairs.

Capital expenditures for fiscal years 2011, 2010 and 2009 were $25.3 million, $14.7 million and $15.7 million, respectively. During fiscal 2011, the Company incurred $4.9 million of capital associated with the rollout of its company-wide ERP system (Project Quest) initiated in March 2011. The current plan anticipates the conversion of all of the Company's disparate systems to a single system over a period of at least three years. The additional increase in spending from prior year levels relate to Edgetech ($2.3 million) and organic growth initiatives including capital to support new product development as well as spending on previously deferred projects. The slight elevation in fiscal 2009 compared to fiscal 2010 is primarily related to the aforementioned repair of the Mikron facility in Kentucky.

The Company expects 2012 capital expenditures to approximate $49 million. The increase in spending from prior year levels primarily reflects approximately $16.0 million associated with Project Quest and an estimated $7.0 million associated with preparing the Cambridge, Ohio facility for the consolidation of the insulated glass spacer operations. At October 31, 2011, the Company had commitments of approximately $6.4 million for the purchase or construction of capital assets. The Company plans to fund these capital expenditures through cash flow from operations.

Financing Activities – Continuing Operations

Quanex spent $14.9 million, spent $10.0 million and received $9.6 million in cash from financing activities from continuing operations in fiscal years 2011, 2010 and 2009, respectively. The $4.9 million increase in cash spending from financing activities during 2011 compared to 2010 was primarily the result of the Company's stock repurchase program and to a lesser extent an increase in the cash dividend in mid fiscal 2010. This increase in spending was partially offset by more proceeds from stock option exercises of $0.6 million. The Board of Directors approved a stock repurchase program of 1.0 million shares in May 2010, and authorized an additional 1.0 million shares to the program in August 2011. During fiscal 2011, the Company purchased 750,000 shares of common stock at a cost of $10.1 million compared to 250,000 shares of common stock at a cost of $4.3 million during fiscal 2010. In fiscal 2011 and 2010, the Company paid quarterly dividends of $0.16 per common share and $0.14 per common share, respectively, with shares outstanding remaining relatively flat. The Company increased its quarterly cash dividend in May 2010 by 33% to $0.04 per share from $0.03 per share.

The Company used $10.0 million for financing activities from continuing operations during 2010 compared to receiving $9.6 million 2009. In 2009, the Company received $15.4 million from Gerdau representing the fourth and final true-up and relating to distribution taxes pursuant to the terms of the transaction related agreements. The Company does not anticipate any further cash from financing activities related to the Separation. During fiscal 2010, the Company purchased 250,000 shares of common stock at a cost of $4.3 million. The Company did not purchase common stock during fiscal 2009. In fiscal 2010 and 2009, the Company paid quarterly dividends of $0.14 per common share and $0.12 per common share, respectively with shares remaining relatively flat.

Discontinued Operations

Cash flows from discontinued operations represent results related to the Company's start-up facility in China that was closed in fiscal year 2010. Residual 2011 cash flows represent wind-up activities, including repayment by the China facility (discontinued cash outflow) to its Quanex parent (offsetting financing cash inflow in continuing operations).

Debt Structure and Activity

Refer to Item 8, Note 10 "Long-Term Debt and Financing Arrangements" for a discussion of the Company's debt structure.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following tables set forth certain information concerning the Company's unconditional obligations and commitments to make future payments under contracts with remaining terms in excess of one year, such as debt and lease agreements, and under contingent commitments.

Payments Due by Period

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(In thousands)		
Long-term debt, including interest[1]	$ 1,720	$ 365	$ 698	$ 227	$ 430
Operating leases[2]	32,763	6,731	11,289	6,654	8,089
Unconditional purchase obligations[3]	4,385	3,941	444	—	—
Total contractual cash obligations[4]	$ 38,868	$ 11,037	$ 12,431	$ 6,881	$ 8,519

(1) The debt interest amounts are based on rates as of October 31, 2011.

(2) Operating leases cover a range of items from facilities and fork lift trucks to fax machines and other miscellaneous equipment.

(3) The unconditional purchase obligations are made up of gas supply agreements and $4.2 million of scrap aluminum purchases.

(4) The above table excludes reserves recorded in accordance with ASC Topic 740 "*Income Taxes*," as the Company is unable to reasonably estimate the timing of future cash flows related to these reserves. For additional information see Note 9, "Income Taxes," in the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K.

Prior to the Separation, the Company's pension plan included participants from the vehicular products business, the building products businesses and corporate. Upon the Separation, Gerdau assumed the pension benefit liabilities for the vehicular products and corporate retiree participants (reported in discontinued operations) while the Company retained the pension benefit liabilities for the building products and active corporate participants. Accordingly, the plan assets were allocated based on benefit priority categories of the respective participants between Gerdau and the Company. During fiscal 2012, the Company expects to contribute approximately $4.2 million to the pension plan to continue to target a 100% funding threshold and meet minimum contribution requirements. Pension contributions beyond 2012 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets. Obligations to these plans are based on current and projected obligations of the plans, performance of the plan assets, if applicable, and any participant contributions. Refer to Note 11 of Item 8 to the Consolidated Financial Statements for further information on these plans. Management believes the effect of the plans on liquidity is not significant to the Company's overall financial condition.

The timing of payments related to the Company's Supplemental Benefit Plan and Deferred Compensation Plan cannot be readily determined due to their uncertainty. The Supplemental Benefit Plan liability of $1.8 million at October 31, 2011 was recorded as part of Other (non-current) liabilities. Based on the $5.9 million market value of the Company's Deferred Compensation Plan, payments for fiscal 2012 are estimated to be approximately $0.2 million and are recorded in Accrued liabilities on the Consolidated

Balance Sheets. The remaining liability balance of $5.7 million is recorded in Other liabilities on the Consolidated Balance Sheets.

Other Commercial Commitments

The following table reflects other commercial commitments or potential cash outflows that may result from a contingent event, such as a need to borrow short-term funds for liquidity purposes.

Amount of Commitment Expiration per Period

Other Commercial Commitments	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(In thousands)		
Standby letters of credit....................	$ 6,215	$ 5,302	$ —	$ —	$ 913

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, as such term is defined in the rules promulgated by the Securities and Exchange Commission, that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Effects of Inflation

Inflation has not had a significant effect on earnings and other financial statement items.

Critical Accounting Estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Estimates and assumptions about future events and their effects cannot be perceived with certainty. Estimates may change as new events occur, as more experience is acquired, as additional information becomes available and as the Company's operating environment changes. Actual results could differ from estimates.

The Company believes the following are the most critical accounting policies used in the preparation of the Company's Consolidated Financial Statements as well as the significant judgments and uncertainties affecting the application of these policies.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue when the products are shipped and the title and risk of ownership pass to the customer. Selling prices are fixed based on purchase orders or contractual agreements. Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experience and current estimates. Inherent in the Company's revenue recognition policy is the determination of collectability. This requires management to make frequent judgments and estimates in order to determine the appropriate amount of allowance needed for doubtful accounts. The Company's allowance for doubtful accounts is estimated to cover the risk of loss related to accounts receivable. This allowance is maintained at a level the Company considers appropriate based on historical and other factors that affect collectability. These factors include historical trends of write-offs, recoveries and credit losses, the careful monitoring of portfolio credit quality, and projected economic and market conditions. Different assumptions or changes in economic circumstances could result in changes to the allowance.

Inventory

The Company records inventory valued at the lower of cost or market value. Inventories are valued using the first-in first-out (FIFO) and last-in first-out (LIFO) methods. The Company uses the dollar-value link chain LIFO method, and the LIFO reserve is calculated on a consolidated basis in a single consolidated pool. Acquisitions are integrated into the Company's operations with some valuing inventories on a LIFO basis and others on a FIFO basis. Fixed costs related to excess manufacturing capacity have been expensed in the period, and therefore, are not capitalized into inventory. Inventory quantities are regularly reviewed and provisions for excess or obsolete inventory are recorded primarily based on the Company's forecast of future demand and market conditions. Significant unanticipated changes to the Company's forecasts could require a change in the provision for excess or obsolete inventory.

Environmental Contingencies

Quanex is subject to extensive laws and regulations concerning the discharge of materials into the environment and the remediation of chemical contamination. To satisfy such requirements, Quanex must make capital and other expenditures on an ongoing basis. The Company accrues its best estimates of its remediation obligations and adjusts such accruals as further information and circumstances develop. Those estimates may change substantially depending on information about the nature and extent of contamination, appropriate remediation technologies, and regulatory approvals. In accruing for environmental remediation liabilities, costs of future expenditures are not discounted to their present value, unless the amount and timing of the expenditures are fixed or reliably determinable. Legal costs are expensed as incurred except incremental direct costs of the remediation effort which are accrued as part of the measurement of the environmental remediation liability. When environmental laws might be deemed to impose joint and several liability for the costs of responding to contamination, the Company accrues its allocable share of liability taking into account the number of parties participating, their ability to pay their shares, the volumes and nature of the wastes involved, the nature of anticipated response actions, and the nature of the Company's alleged connections. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Unanticipated changes in circumstances and/or legal requirements could extend the length of time over which the Company pays its remediation costs or could increase actual cash expenditures for remediation in any period.

Warranty Obligations

The Company's estimated obligations for warranty are accrued concurrently with the revenue recognized. The Company makes provisions for its warranty obligations based upon historical costs incurred for such obligations adjusted, as necessary, for current conditions and factors. Due to the significant uncertainties and judgments involved in estimating the Company's warranty obligations, including changing product designs, the ultimate amount incurred for warranty costs could change in the near term from the current estimate.

Insurance

The Company manages its costs of workers' compensation, group medical, property, casualty and other liability exposures through a combination of self-insurance retentions and insurance coverage with third-party carriers. Liabilities associated with the Company's portion of these exposures are not discounted and are estimated by considering various factors which may include historical claims experience, severity factors, estimated claims incurred but not yet reported, and loss development factors, which are estimates on how claims will develop over time until the claims are closed, as appropriate. While the Company considers a number of factors in preparing the estimates, sensitive assumptions using significant judgment are made in determining the amounts accrued in the financial statements. Actual claims can differ significantly from estimated liabilities if future claims experience differs from historical experience and assumptions used in the

Company's analysis are adjusted. Insurance recoveries are not recognized until any contingencies relating to the claim have been resolved.

Impairment or Disposal of Long-Lived Assets

Property, Plant and Equipment and Intangibles

The Company makes judgments and estimates in conjunction with the carrying value of property, plant and equipment, other intangibles, and other assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying value may not be recoverable. The Company determines that the carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment charge is recorded in the period in which such review is performed. The Company measures the impairment loss as the amount by which the carrying amount of the long-lived asset exceeds its fair value as determined by quoted market prices in active markets or by discounted cash flows. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. Forecasts require assumptions about demand for the Company's products and future market conditions. Future events and unanticipated changes to assumptions could require a provision for impairment in a future period.

The Company monitors relevant circumstances, including industry trends, general economic conditions, and the potential impact that such circumstances might have on the valuation of its identifiable intangibles. Events and changes in circumstances that may cause a triggering event and necessitate such a review include, but are not limited to: a decrease in sales for certain customers, improvements or changes in technology, and/or a decision to phase-out a trademark or trade name. Such events could negatively impact the carrying value of the Company's identifiable intangibles. It is possible that changes in such circumstances or in the numerous variables associated with the judgments, assumptions, and estimates made by the Company in assessing the appropriate valuation of its identifiable intangibles could require the Company to further write down a portion of its identifiable intangibles and record related non-cash impairment charges in the future.

Goodwill

The acquisition method of accounting for business combinations requires the Company to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets. The Company performs a goodwill impairment test annually as of August 31. In addition, goodwill would be tested more frequently if changes in circumstances or the occurrence of events indicates that a potential impairment exists. The Company tests for impairment of its goodwill using a two-step approach as prescribed in ASC Topic 350 "*Intangibles – Goodwill and Other*" (ASC 350). The first step of the Company's goodwill impairment test compares the fair value of each reporting unit with its carrying value including assigned goodwill. The second step of the Company's goodwill impairment test is required only in situations where the carrying value of the reporting unit exceeds its fair value as determined in the first step. In such instances, the Company compares the implied fair value of goodwill to its carrying value. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recorded to the extent that the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill. The Company uses the present value of future cash flows to determine fair value in combination with the market approach. Future cash flows are typically based upon appropriate future periods for the businesses and an estimated residual value. Management judgment is required in the estimation of future operating results and to determine the appropriate residual values. The residual values are determined by reference to an exchange transaction in an existing market for that asset.

Future operating results and residual values could reasonably differ from the estimates and could require a provision for impairment in a future period.

Income Taxes

The Company records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and the amounts reported in the Company's Consolidated Balance Sheets, as well as net operating losses and tax credit carry forwards. The carrying value of the net deferred tax assets reflects the Company's assumption that the Company will be able to generate sufficient future taxable income to realize its deferred tax assets. This assumption is based on estimating future taxable income using the same forecasts used to test goodwill and intangibles for impairment, scheduling out the future reversal of existing taxable temporary differences and reviewing the Company's most recent financial operations. If the estimates and assumptions change in the future, the Company may be required to record a valuation allowance against a portion of its deferred tax assets. This could result in additional income tax expense in a future period in the Consolidated Statements of Income.

Stock–Based Compensation

In accordance with ASC Topic 718 "*Compensation – Stock Compensation*" (ASC 718), the Company determines the fair value of share awards on the date of grant using the Black-Scholes valuation model. The Company recognizes the fair value as compensation expense on a straight-line basis over the requisite service period of the award based on awards ultimately expected to vest. Under ASC 718, the Company amortizes new option grants to retirement-eligible employees immediately upon grant, consistent with the retirement vesting acceleration provisions of these grants. For employees near retirement age, the Company amortizes such grants over the period from the grant date to the retirement date if such period is shorter than the standard vesting schedule. In accordance with ASC Topic 230-10-45-14 "*Statement of Cash Flows – Cash Flows From Financing Activities*" (ASC 230-10-45-14), the Consolidated Statements of Cash Flow report the excess tax benefits from the stock-based compensation as financing cash inflows. See Note 14 of Item 8 for additional information related to the Company's stock-based compensation.

The Company's fair value determination of stock-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behavior. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company's employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company's employee stock options. Accordingly, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Retirement Plans

The Company sponsors a defined benefit pension plan and an unfunded postretirement plan that provides health care and life insurance benefits for eligible retirees and dependents. The measurement of liabilities related to these plans is based on management's assumptions related to future events, including expected return on plan assets, rate of compensation increases, and heath care cost trend rates. The discount rate reflects the rate at which benefits could be effectively settled on the measurement date. The Company determines its discount rate based on a pension discount curve, and the rate represents the single rate that, if applied to every year of projected benefits payments, would result in the same discounted value as the array of rates that comprise the pension discount curve. Actual pension plan asset investment performance will either reduce or increase unamortized pension losses at the end of any fiscal year, which ultimately affects future pension costs. Refer to Note 11 of Item 8 to the Consolidated Financial Statements for further information on these plans.

The effects of the decrease in selected assumptions, assuming no changes in benefit levels and no amortization of gains or losses for the pension plans in fiscal 2011, is shown below:

	Effect on all Defined Benefit Pension Plans October 31, 2011		
Assumption	**Percentage Point Change**	**Increase (Decrease) in Projected Benefit Obligation**	**Increase (Decrease) in 2011 Pension Expense**
		(In thousands)	
Discount rate....................................	-1.0 pts	$2,608	$500
Assumed return on plan assets	-1.0 pts	N/A	167

As of October 31, 2011, the Company's projected benefit obligation (PBO) and accumulated benefit obligation (ABO) exceed the fair value of the plan assets by $6.7 million and $5.4 million, respectively. As a comparison, the Company's PBO and ABO exceeded the fair value of plan assets by $2.7 million and $1.9 million, respectively, as of October 31, 2010. In 2010, the fair value of plan assets approached the obligation partly due to the Company modifying its funding strategy to accelerate contributions to target a 100% funding threshold; however in 2011, a decrease in the discount rate and additional participants from the Edgetech acquisition increased the obligation more than the increase in the fair value of the plan assets. During fiscal 2011, the Company contributed $1.9 million to its defined benefit plan. During fiscal 2012, the Company expects to contribute approximately $4.2 million to the pension plan to continue to target a 100% funding threshold and to meet minimum contribution requirements. Expected contributions are dependent on many variables, including the variability of the market value of the assets as compared to the obligation and other market or regulatory conditions. In addition, the Company takes into consideration its business investment opportunities and resulting cash requirements. Accordingly, actual funding may differ greatly from current estimates.

Accounting guidance applicable to pensions does not require immediate recognition of the effects of a deviation between actual and assumed experience and the revision of an estimate. This approach allows the favorable and unfavorable effects that fall within an acceptable range to be netted and disclosed as an unrecognized gain or loss. Accumulated other comprehensive income as of October 31, 2011 includes pretax net actuarial losses and net prior service costs of $4.8 million. A portion of the loss will be amortized in fiscal year 2012. The effect on fiscal years after 2012 will depend on the actual experience of the plans.

Mortality assumptions used to determine the obligations for the Company's pension plans are related to the experience of the plans and to our third-party actuary's best estimate of expected plan mortality.

Foreign Currency Translation

The functional currencies of the Company's United Kingdom and German subsidiaries are the British Pound and Euro and their books and records are maintained in the local currency. Translation adjustments, which are based upon the exchange rate at the balance sheet date for assets and liabilities and the weighted-average rate for the income statement, are recorded in Accumulated Other Comprehensive Income (loss) in Stockholders' equity on the Consolidated Balance Sheets.

New Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (FASB) issued ASC Topic No. 2010-29 *Business Combinations (ASC Topic 805) — Disclosure of Supplementary Pro Forma Information for Business Combinations* which amended ASC Topic 805 "*Business Combinations*" to specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the year had occurred as of the beginning of the comparable prior annual reporting period only. The ASC also expands the supplemental pro forma disclosures under ASC Topic 805 to include a description of the nature and the amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The ASC is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 (November 1, 2011 for the Company). Early adoption is permitted. The Company has disclosed information in accordance with this ASC effective March 31, 2011.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05 (ASU 2011-05), *Presentation of Comprehensive Income*. This amendment will require companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amended guidance, which must be applied retroactively, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (November 1, 2012 for the Company), with earlier adoption permitted. ASU 2011-05 impacts presentation only and will have no effect on the Company's financial condition, results of operations or cash flows.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

The following discussion of the Company and its subsidiaries' exposure to various market risks contains "forward looking statements" that involve risks and uncertainties. These projected results have been prepared utilizing certain assumptions considered reasonable in light of information currently available to the Company. Nevertheless, because of the inherent unpredictability of interest rates, foreign currency rates and metal commodity prices as well as other factors, actual results could differ materially from those projected in such forward looking information. The Company does not use derivative financial instruments for speculative or trading purposes. For a description of the Company's significant accounting policies associated with these activities, see Note 1 to the Consolidated Financial Statements.

Interest Rate Risk

The Company and its subsidiaries have a Credit Facility and other long-term debt which subject the Company to the risk of loss associated with movements in market interest rates. At October 31, 2011 and 2010, the Company had fixed-rate debt totaling $166 thousand and $143 thousand, respectively. This debt is fixed-rate, and therefore, does not expose the Company to the risk of earnings loss due to changes in market interest rates.

The Company and certain of its subsidiaries' floating-rate obligations totaled $1.5 million and $1.8 million at October 31, 2011 and 2010, respectively. Based on the floating-rate obligations outstanding at October 31, 2011, a one percent increase or decrease in the average interest rate would result in a change to pre-tax interest expense of approximately $15 thousand.

Commodity Price Risk

Within the Aluminum Sheet Products segment, the Company uses various grades of aluminum scrap as well as minimal amounts of prime aluminum as raw materials for its manufacturing processes. The price of this raw material is subject to fluctuations due to many factors in the aluminum market. In the normal course of business, Nichols Aluminum enters into firm price sales commitments with its customers. In an effort to reduce the risk of fluctuating raw material prices, Nichols Aluminum enters into firm price raw material purchase commitments (which are designated as "normal purchases" under ASC Topic 815 "*Derivatives and Hedging*" (ASC 815)) as well as option contracts on the London Metal Exchange (LME). The Company's risk management policy as it relates to these LME contracts is to enter into contracts to cover the raw material needs of the Company's committed sales orders, to the extent not covered by fixed price purchase commitments.

Nichols Aluminum maintains a balanced metals book position which excludes a normal operational inventory level. This operating inventory level as a matter of practice is not hedged against material price (LME) movements. This practice reflects that over the commodity price cycle, no gain or loss is incurred on this inventory. Through the use of firm price raw material purchase commitments and LME contracts, the Company intends to protect cost of sales from the effects of changing prices of aluminum. To the extent that the raw material costs factored into the firm price sales commitments are matched with firm price raw material purchase commitments, changes in aluminum prices should have no effect. During fiscal 2011, 2010 and 2009, the Company primarily relied upon firm price raw material purchase commitments to protect cost of sales tied to firm price sales commitments. At October 31, 2011, there were 62 open LME forward contracts associated with metal exchange derivatives covering notional volumes of 3.4 million pounds with a fair value mark-to-market net loss of approximately $0.1 million. In addition, at October 31, 2011 there were 97 open LME short sale contracts associated with metal exchange derivatives covering notional volumes of 5.3 million pounds with a fair value mark-to-market net gain of approximately $0.1 million. These contracts were not designated as hedging instruments, and any mark-to-market net gain or loss was recorded in Cost of sales with the offsetting amount reflected as a current asset or liability on the balance sheet. At October 31, 2010 there were 22 open LME forward contracts associated with metal exchange derivatives covering notional volumes of 1.2 million pounds with a fair value mark-to-market net gain of approximately $0.2 million. In addition, at October 31, 2010 there were 116 open LME short sale contracts associated with metal exchange derivatives covering notional volumes of 6.4 million pounds with a fair value mark-to-market net loss of approximately $0.4 million.

Within the Engineered Products segment, polyvinyl resin (PVC) is the significant raw material consumed during the manufacture of vinyl extrusions. The Company has a monthly resin adjuster in place with the majority of its customers and resin supplier that is adjusted based upon published industry resin prices for the prior month. This adjuster effectively shares the base pass-through price changes of PVC with the Company's customers commensurate with the market at large. The Company's long-term exposure to changes in PVC prices is thus significantly reduced due to the contractual component of the resin adjuster program; however, there is a level of exposure to short-term volatility due to the one month lag.

Effective May 1, 2011, Truseal, one of the Company's warm-edge, insulating glass spacer divisions initiated an oil-based materials surcharge. The surcharge helps offset the rising cost of butyl and other oil-based raw materials, pricing of which are highly correlated to the price of oil. The surcharge is in place with the majority of its customers and is adjusted monthly based upon the 90 day average published price for Brent crude. The oil-based raw materials purchased by the company are subject to similar pricing schemes. Therefore, the Company's long-term exposure to changes in oil-based raw materials prices is significantly reduced due to the contractual component of the surcharge program.

Foreign Currency Rate Risk

The Company's international operations have exposure to foreign currency rate risks primarily due to fluctuations in the British Pound, the Canadian dollar and Euro. From time to time, the Company enters into foreign exchange contracts associated with its exposures from operations to manage a portion of the foreign currency rate risk.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Quanex Building Products Corporation
Houston, Texas

We have audited the accompanying consolidated balance sheets of Quanex Building Products Corporation and subsidiaries (the "Company") as of October 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flow for each of the three years in the period ended October 31, 2011. Our audits also include the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of October 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 19, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
December 19, 2011

QUANEX BUILDING PRODUCTS CORPORATION
CONSOLIDATED BALANCE SHEETS

	October 31, 2011	October 31, 2010
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and equivalents	$ 89,619	$ 187,178
Accounts receivable, net of allowance of $1,062 and $1,037	81,969	87,007
Inventories	55,842	45,200
Deferred income taxes	11,220	10,547
Prepaid and other current assets	6,423	8,229
Current assets of discontinued operations	—	462
Total current assets	245,073	338,623
Property, plant and equipment, net	158,209	135,517
Deferred income taxes	7,669	30,563
Goodwill	69,432	25,189
Intangible assets, net	87,943	44,668
Other assets	16,603	16,690
Total assets	$ 584,929	$ 591,250
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 66,339	$ 70,986
Accrued liabilities	38,058	43,447
Current maturities of long-term debt	352	327
Current liabilities of discontinued operations	—	30
Total current liabilities	104,749	114,790
Long-term debt	1,314	1,616
Deferred pension and postretirement benefits	7,784	3,667
Liability for uncertain tax positions	8,412	6,327
Non-current environmental reserves	11,221	12,027
Other liabilities	14,223	11,391
Total liabilities	147,703	149,818
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, no par value, shares authorized 1,000,000; issued and outstanding–none	—	—
Common stock, $0.01 par value, shares authorized 125,000,000; issued 37,843,134 and 37,862,441, respectively	378	379
Additional paid-in-capital	241,983	238,079
Retained earnings	213,143	210,366
Accumulated other comprehensive income (loss)	(3,642)	(1,757)
Less treasury stock at cost, 1,035,288 and 351,626 shares, respectively	(14,636)	(5,635)
Total stockholders' equity	437,226	441,432
Total liabilities and stockholders' equity	$ 584,929	$ 591,250

See notes to consolidated financial statements.

QUANEX BUILDING PRODUCTS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Years ended October 31,		
	2011	2010	2009
	(In thousands, except per share amounts)		
Net sales	$ 848,294	$ 798,314	$ 585,010
Cost and expenses:			
Cost of sales (exclusive of items shown separately below)	712,091	660,849	489,328
Selling, general and administrative	83,994	71,954	59,765
Depreciation and amortization	33,932	28,214	32,453
Asset impairment charges	1,799	—	182,562
Operating income (loss)	16,478	37,297	(179,098)
Non-operating income (expense):			
Interest expense	(449)	(440)	(452)
Other, net	(514)	2,645	405
Income (loss) from continuing operations before income taxes	15,515	39,502	(179,145)
Income tax benefit (expense)	(6,437)	(15,301)	43,066
Income (loss) from continuing operations	9,078	24,201	(136,079)
Income (loss) from discontinued operations, net of taxes	(12)	(1,103)	(1,012)
Net income (loss)	$ 9,066	$ 23,098	$ (137,091)
Basic earnings per common share:			
Earnings (loss) from continuing operations	$ 0.24	$ 0.65	$ (3.64)
Income (loss) from discontinued operations	—	(0.03)	(0.03)
Basic earnings (loss) per share	$ 0.24	$ 0.62	$ (3.67)
Diluted earnings per common share:			
Earnings (loss) from continuing operations	$ 0.24	$ 0.64	$ (3.64)
Income (loss) from discontinued operations	—	(0.03)	(0.03)
Diluted earnings (loss) per share	$ 0.24	$ 0.61	$ (3.67)
Weighted average common shares outstanding:			
Basic	37,007	37,220	37,335
Diluted	37,537	37,671	37,335

See notes to consolidated financial statements.

QUANEX BUILDING PRODUCTS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended October 31, 2011, 2010 and 2009	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income: Pension & Postretirement Benefit Related	Accumulated Other Comprehensive Income: Foreign Currency Translation Adjustment	Treasury Stock & Other	Total Stockholders' Equity
		(In thousands, except share data)						
Balance at October 31, 2008		$378	$230,316	$318,648	$(189)	$45	$(1,370)	$547,828
Net income (loss)	$(137,091)			(137,091)				(137,091)
Change in pension from net unamortized gain (loss) (net of taxes of $1,530)	(2,447)				(2,447)			(2,447)
Foreign currency translation adjustment (net of taxes of $0)	111					111		111
Total comprehensive income (loss)	$(139,427)							
Common dividends ($0.12 per share)				(4,519)				(4,519)
Stock-based compensation activity:								
Stock-based compensation earned			3,183					3,183
Restricted stock awards		1	(1)					—
Stock-based compensation tax expense			(11)					(11)
Separation from Quanex Corporation				15,508				15,508
Other		(1)	(35)					(36)
Balance at October 31, 2009		$378	$233,452	$192,546	$(2,636)	$156	$(1,370)	$422,526
Net income (loss)	$23,098			23,098				23,098
Change in pension from net unamortized gain (loss) (net of taxes of $441)	701				701			701
Foreign currency translation adjustment (net of taxes of $0)	23					23		23
Total comprehensive income (loss)	$23,822							
Common dividends ($0.14 per share)				(5,275)				(5,275)
Treasury shares purchased, at cost							(4,274)	(4,274)
Stock-based compensation activity:								
Stock-based compensation earned			4,205					4,205
Stock options exercised			435	(2)			9	442
Restricted stock awards		1	(54)					(53)
Stock-based compensation tax expense			41					41
Other				(1)		(1)		(2)
Balance at October 31, 2010		$379	$238,079	$210,366	$(1,935)	$178	$(5,635)	$441,432
Net income (loss)	$9,066			9,066				9,066
Change in pension from net unamortized gain (loss) (net of taxes of $818)	(1,350)				(1,350)			(1,350)
Foreign currency translation adjustment (net of taxes of $15)	(536)					(536)		(536)
Total comprehensive income (loss)	$7,180							
Common dividends ($0.16 per share)				(5,979)				(5,979)
Treasury shares purchased, at cost							(10,080)	(10,080)
Stock-based compensation activity:								
Stock-based compensation earned			4,703					4,703
Stock options exercised			(20)	(111)			998	867
Restricted stock awards		1	(82)				81	—
Stock-based compensation tax expense			194					194
Other		(2)	(891)	(199)		1		(1,091)
Balance at October 31, 2011		$378	$241,983	$213,143	$(3,285)	$(357)	$(14,636)	$437,226

See notes to consolidated financial statements.

QUANEX BUILDING PRODUCTS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (continued)

	Years Ended October 31, 2011, 2010 and 2009				
		Common Shares			
	Preferred Shares Issued	Issued	Treasury	Rabbi Trust	Net Outstanding
Balance at October 31, 2008	—	37,760,016	—	(102,125)	37,657,891
Restricted stock awards	—	124,890	—	—	124,890
Cancellation of restricted stock	—	(132,469)	—	—	(132,469)
Balance at October 31, 2009	—	37,752,437	—	(102,125)	37,650,312
Treasury shares purchased, at cost	—	—	(250,000)	—	(250,000)
Transfer of Rabbi trust shares	—	—	(102,125)	102,125	—
Stock options exercised	—	38,142	499	—	38,641
Restricted stock awards	—	74,900	—	—	74,900
Cancellation of restricted stock	—	(3,038)	—	—	(3,038)
Balance at October 31, 2010	—	37,862,441	(351,626)	—	37,510,815
Treasury shares purchased, at cost	—	—	(750,000)	—	(750,000)
Stock options exercised	—	—	61,338	—	61,338
Restricted stock awards	—	64,200	5,000	—	69,200
Cancellation of restricted stock	—	(83,507)	—	—	(83,507)
Balance at October 31, 2011	—	37,843,134	(1,035,288)	—	36,807,846

See notes to consolidated financial statements.

QUANEX BUILDING PRODUCTS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW

	Years Ended October 31,		
	2011	2010	2009
	(In thousands)		
Operating Activities:			
Net income (loss)	$ 9,066	$ 23,098	$ (137,091)
Loss (income) from discontinued operations	12	1,103	1,012
Adjustments to reconcile net income (loss) to cash provided by operating activities from continuing operations:			
Depreciation and amortization	34,000	28,283	32,523
Asset impairment charges	1,799	—	182,562
Gain on bargain purchase	—	(1,272)	—
Deferred income taxes	3,361	12,294	(43,609)
Stock-based compensation	4,852	4,456	3,429
Changes in assets and liabilities, net of effects from acquisitions and dispositions:			
Decrease (increase) in accounts receivable	13,761	(6,365)	18,636
Decrease (increase) in inventory	(530)	3,142	16,503
Decrease (increase) in other current assets	741	(510)	(122)
Increase (decrease) in accounts payable	(13,349)	4,572	(12,306)
Increase (decrease) in accrued liabilities	(6,952)	9,509	(3,119)
Increase (decrease) in income taxes payable	(493)	9,599	(922)
Increase (decrease) in deferred pension and postretirement benefits	2,768	(1,846)	(407)
Other, net	3,908	3,499	4,213
Cash provided by (used for) operating activities from continuing operations	52,944	89,562	61,302
Cash provided by (used for) operating activities from discontinued operations	(68)	(430)	(811)
Cash provided by (used for) operating activities	52,876	89,132	60,491
Investing Activities:			
Acquisitions, net of cash acquired	(110,845)	(1,590)	—
Capital expenditures	(25,312)	(14,720)	(15,696)
Proceeds from property insurance claim	—	392	1,400
Proceeds from executive life insurance	683	—	—
Other, net	107	43	(57)
Cash provided by (used for) investing activities from continuing operations	(135,367)	(15,875)	(14,353)
Cash provided by (used for) investing activities from discontinued operations	—	90	(457)
Cash provided by (used for) investing activities	(135,367)	(15,785)	(14,810)
Financing Activities:			
Repayments of long-term debt	(340)	(323)	(363)
Purchase of treasury stock	(10,080)	(4,274)	—
Common stock dividends paid	(5,979)	(5,275)	(4,519)
Issuance of common stock from stock option exercises, including related tax benefits	1,093	502	—
Funding from Separation	—	—	15,401
Other, net	392	(665)	(876)
Cash provided by (used for) financing activities from continuing operations	(14,914)	(10,035)	9,643
Cash provided by (used for) financing activities from discontinued operations	(392)	665	865
Cash provided by (used for) financing activities	(15,306)	(9,370)	10,508
Effect of exchange rate changes on cash and equivalents	(222)	27	36
Less: (Increase) decrease in cash and equivalents from discontinued operations	460	(325)	403
Increase (decrease) in cash and equivalents from continuing operations	(97,559)	63,679	56,628
Cash and equivalents at beginning of period	187,178	123,499	66,871
Cash and equivalents at end of period	$ 89,619	$ 187,178	$ 123,499

See notes to consolidated financial statements.

QUANEX BUILDING PRODUCTS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Significant Accounting Policies

The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates and assumptions about future events and their effects cannot be perceived with certainty. Estimates may change as new events occur, as more experience is acquired, as additional information becomes available and as the Company's operating environment changes. Actual results could differ from estimates.

Quanex Building Products Corporation and its subsidiaries (Quanex or the Company) are managed on a decentralized basis and operate in two business segments: Engineered Products and Aluminum Sheet Products. The Engineered Products segment produces engineered products and components primarily serving the window and door industry, while the Aluminum Sheet Products segment produces mill finished and coated aluminum sheet serving the broader building products markets and secondary markets such as capital goods and transportation. The primary market drivers are residential housing starts and remodeling expenditures. Quanex believes it is a technological leader in the production of aluminum flat-rolled products, flexible insulating glass spacer systems, extruded vinyl profiles, thin film solar panel sealants, and precision-formed metal and wood products which primarily serve the North American building products markets. The Company uses low-cost production processes, and engineering and metallurgical expertise to provide customers with specialized products for specific applications.

On December 12, 2007, Quanex Building Products Corporation was incorporated in the state of Delaware as a subsidiary of Quanex Corporation to facilitate the separation of Quanex Corporation's vehicular products and building products businesses. The separation occurred on April 23, 2008 through the spin-off of Quanex Corporation's building products business to its shareholders immediately followed by the merger of Quanex Corporation (consisting principally of the vehicular products business and all non-building products related corporate accounts) with a wholly-owned subsidiary of Gerdau S.A. (Gerdau). This is hereafter referred to as the "Separation."

In March 2011, the Company acquired Edgetech I.G., Inc. and its German subsidiary. Headquartered in Cambridge, Ohio, Edgetech has three manufacturing facilities (U.S., U.K. and Germany) that produce and market a full line of insulating glass spacer systems for window and door customers in North America and abroad. In March 2011, the Company also acquired JELD-WEN's vinyl extrusion assets in Yakima, Washington. In 2010, management closed its start-up facility in China due to the contraction of demand and the Company's ability to serve the overseas thin film solar panel market from its North American operations. Accordingly, the China assets and liabilities, results of operations and cash flows are reported as discontinued operations for all periods presented.

The following are significant accounting policies used in the preparation of the Company's Consolidated Financial Statements as well as the significant judgments and uncertainties affecting the application of these policies.

Nature and Scope of Operations

Quanex has two reportable segments covering two customer-focused markets: Engineered Products and Aluminum Sheet Products. The Company manufactures aluminum flat-rolled products, flexible insulating glass spacer systems, extruded vinyl profiles, thin film solar panel sealants, and precision-formed metal and wood products which primarily serve the North American building products markets. The Company's manufacturing operations are conducted in the United States, the United Kingdom, and Germany. See Note 12, Industry Segment Information.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue when the products are shipped and the title and risk of ownership pass to the customer. Selling prices are fixed based on purchase orders or contractual agreements. Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experience and current estimates. Inherent in the Company's revenue recognition policy is the determination of collectability. This requires management to make frequent judgments and estimates in order to determine the appropriate amount of allowance needed for doubtful accounts. The Company's allowance for doubtful accounts is estimated to cover the risk of loss related to accounts receivable. This allowance is maintained at a level the Company considers appropriate based on historical and other factors that affect collectability. These factors include historical trends of write-offs, recoveries and credit losses, the careful monitoring of portfolio credit quality, and projected economic and market conditions. Different assumptions or changes in economic circumstances could result in changes to the allowance.

Inventory

The Company records inventory valued at the lower of cost or market value. Inventories are valued using the first-in first-out (FIFO) and last-in first-out (LIFO) methods. The Company uses the dollar-value link chain LIFO method, and the LIFO reserve is calculated on a consolidated basis in a single consolidated pool. Acquisitions are integrated into the Company's operations with some valuing inventories on a LIFO basis and others on a FIFO basis. Fixed costs related to excess manufacturing capacity have been expensed in the period, and therefore, are not capitalized into inventory. Inventory quantities are regularly reviewed and provisions for excess or obsolete inventory are recorded primarily based on the Company's forecast of future demand and market conditions. Significant unanticipated changes to the Company's forecasts could require a change in the provision for excess or obsolete inventory.

Environmental Contingencies

Quanex is subject to extensive laws and regulations concerning the discharge of materials into the environment and the remediation of chemical contamination. To satisfy such requirements, Quanex must make capital and other expenditures on an ongoing basis. The Company accrues its best estimates of its remediation obligations and adjusts such accruals as further information and circumstances develop. Those estimates may change substantially depending on information about the nature and extent of contamination, appropriate remediation technologies, and regulatory approvals. In accruing for environmental remediation liabilities, costs of future expenditures are not discounted to their present value, unless the amount and timing of the expenditures are fixed or reliably determinable. Legal costs are expensed as incurred except incremental direct costs of the remediation effort which are accrued as part of the measurement of the environmental remediation liability. When environmental laws might be deemed to impose joint and several liability for the costs of responding to contamination, the Company accrues its allocable share of liability taking into account the number of parties participating, their ability to pay their shares, the volumes and nature of the wastes involved, the nature of anticipated response actions, and the nature of the Company's alleged connections. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Unanticipated changes in circumstances and/or legal requirements could extend the length of time over which the Company pays its remediation costs or could increase actual cash expenditures for remediation in any period.

Asset Retirement Obligations

Asset retirement obligations represent legal obligations associated with the retirement of tangible long-lived assets that result from the normal operation of the long-lived asset. The costs associated with such legal obligations are accounted for under the provisions of ASC Topic 410 "*Asset Retirement and Environmental*

Obligations" (ASC 410). The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. The fair value of such obligations is based upon the present value of the future cash flows expected to be incurred to satisfy the obligation. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company will recognize a gain or loss for any difference between the settlement amount and the liability recorded. When certain legal obligations are identified with indeterminate settlement dates, the fair value of these obligations cannot be reasonably estimated and accordingly a liability is not recognized. When a date or range of dates can reasonably be estimated for the retirement of that asset, the Company will estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.

Warranty Obligations

The Company's estimated obligations for warranty are accrued concurrently with the revenue recognized. The Company makes provisions for its warranty obligations based upon historical costs incurred for such obligations adjusted, as necessary, for current conditions and factors. Due to the significant uncertainties and judgments involved in estimating the Company's warranty obligations, including changing product designs, the ultimate amount incurred for warranty costs could change in the near term from the current estimate.

Long-Lived Assets

Property, Plant and Equipment and Intangibles

The Company makes judgments and estimates in conjunction with the carrying value of property, plant and equipment, other intangibles, and other assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying value may not be recoverable. The Company determines that the carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment charge is recorded in the period in which such review is performed. The Company measures the impairment loss as the amount by which the carrying amount of the long-lived asset exceeds its fair value as determined by quoted market prices in active markets or by discounted cash flows. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. Forecasts require assumptions about demand for the Company's products and future market conditions. Future events and unanticipated changes to assumptions could require a provision for impairment in a future period.

The Company monitors relevant circumstances, including industry trends, general economic conditions, and the potential impact that such circumstances might have on the valuation of its identifiable intangibles. Events and changes in circumstances that may cause a triggering event and necessitate such a review include, but are not limited to: a decrease in sales for certain customers, improvements or changes in technology, and/or a decision to phase-out a trademark or trade name. Such events could negatively impact the carrying value of the Company's identifiable intangibles. It is possible that changes in such circumstances or in the numerous variables associated with the judgments, assumptions, and estimates made by the Company in assessing the appropriate valuation of its identifiable intangibles could require the Company to further write down a portion of its identifiable intangibles and record related non-cash impairment charges in the future.

Property, plant and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of certain categories are as follows:

	Years
Land improvements	7 to 25
Buildings	25 to 40
Building improvements	5 to 20
Leasehold improvements	Over lease term[1]
Machinery and equipment	2 to 15

[1] Leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the lease.

Goodwill

The acquisition method of accounting for business combinations requires the Company to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets. The Company performs a goodwill impairment test annually as of August 31. In addition, goodwill would be tested more frequently if changes in circumstances or the occurrence of events indicates that a potential impairment exists. The Company tests for impairment of its goodwill using a two-step approach as prescribed in ASC Topic 350 "*Intangibles – Goodwill and Other*" (ASC 350). The first step of the Company's goodwill impairment test compares the fair value of each reporting unit with its carrying value including assigned goodwill. The second step of the Company's goodwill impairment test is required only in situations where the carrying value of the reporting unit exceeds its fair value as determined in the first step. In such instances, the Company compares the implied fair value of goodwill to its carrying value. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recorded to the extent that the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill. The Company uses the present value of future cash flows to determine fair value in combination with the market approach. Future cash flows are typically based upon appropriate future periods for the businesses and an estimated residual value. Management judgment is required in the estimation of future operating results and to determine the appropriate residual values. The residual values are determined by reference to an exchange transaction in an existing market for that asset. Future operating results and residual values could reasonably differ from the estimates and could require a provision for impairment in a future period.

Income Taxes

The Company records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and the amounts reported in the Company's Consolidated Balance Sheets, as well as net operating losses and tax credit carry forwards. The carrying value of the net deferred tax assets reflects the Company's assumption that the Company will be able to generate sufficient future taxable income to realize its deferred tax assets. This assumption is based on estimating future taxable income using the same forecasts used to test goodwill and intangibles for impairment, scheduling out the future reversal of existing taxable temporary differences and reviewing the Company's most recent financial operations. If the estimates and assumptions change in the future, the Company may be required to record a valuation allowance against a portion of its deferred tax assets. This could result in additional income tax expense in a future period in the Consolidated Statements of Income.

Insurance

The Company manages its costs of workers' compensation, group medical, property, casualty and other liability exposures through a combination of self-insurance retentions and insurance coverage with third-party carriers. Liabilities associated with the Company's portion of these exposures are not discounted and are estimated by considering various factors which may include historical claims experience, severity factors, estimated claims incurred but not yet reported, and loss development factors, which are estimates on how claims will develop over time until the claims are closed, as appropriate. While the Company considers a number of factors in preparing the estimates, sensitive assumptions using significant judgment are made in determining the amounts accrued in the financial statements. Actual claims can differ significantly from estimated liabilities if future claims experience differs from historical experience and assumptions used in the Company's analysis are adjusted. Insurance recoveries are not recognized until any contingencies relating to the claim have been resolved.

Stock–Based Compensation

In accordance with ASC Topic 718 "*Compensation – Stock Compensation*" (ASC 718), the Company determines the fair value of share awards on the date of grant using the Black-Scholes valuation model. The Company recognizes the fair value as compensation expense on a straight-line basis over the requisite service period of the award based on awards ultimately expected to vest. Under ASC 718, the Company amortizes new option grants to retirement-eligible employees immediately upon grant, consistent with the retirement vesting acceleration provisions of these grants. For employees near retirement age, the Company amortizes such grants over the period from the grant date to the retirement date if such period is shorter than the standard vesting schedule. In accordance with ASC Topic 230-10-45-14 "*Statement of Cash Flows – Cash Flows From Financing Activities*" (ASC 230-10-45-14), the Consolidated Statements of Cash Flow report the excess tax benefits from the stock-based compensation as financing cash inflows. See Note 14 for additional information related to the Company's stock-based compensation.

The Company's fair value determination of stock-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behavior. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable.

Retirement Plans

The Company sponsors a defined benefit pension plan and an unfunded postretirement plan that provides health care and life insurance benefits for eligible retirees and dependents. The measurement of liabilities related to these plans is based on management's assumptions related to future events, including expected return on plan assets, rate of compensation increases, and heath care cost trend rates. The discount rate reflects the rate at which benefits could be effectively settled on the measurement date. The Company determines its discount rate based on a pension discount curve, and the rate represents the single rate that, if applied to every year of projected benefits payments, would result in the same discounted value as the array of rates that comprise the pension discount curve. Actual pension plan asset investment performance will either reduce or increase unamortized pension losses at the end of any fiscal year, which ultimately affects future pension costs.

Treasury Stock

The Company records treasury stock purchases under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. The Company uses a moving average method on the subsequent reissuance of shares, and any resulting proceeds in excess of cost are credited to additional paid in capital while any deficiency is charged to retained earnings.

Foreign Currency Translation

The functional currencies of the Company's United Kingdom and German subsidiaries are the British Pound and Euro and their books and records are maintained in the local currency. Translation adjustments, which are based upon the exchange rate at the balance sheet date for assets and liabilities and the weighted-average rate for the income statement, are recorded in Accumulated other comprehensive income (loss) in Stockholders' equity on the Consolidated Balance Sheets.

Discontinued Operations

In accordance with ASC Topic 205-20 "*Presentation of Financial Statements - Discontinued Operations*" (ASC 205-20), the Company presents the results of operations, financial position and cash flows of operations that have either been sold or that meet the criteria for "held for sale accounting" as discontinued operations. At the time an operation qualifies for held for sale accounting, the operation is evaluated to determine whether or not the carrying value exceeds its fair value less cost to sell. Any loss as a result of carrying value in excess of fair value less cost to sell is recorded in the period the operation meets held for sale accounting. Management judgment is required to (1) assess the criteria required to meet held for sale accounting, and (2) estimate fair value. Changes to the operation could cause it to no longer qualify for held for sale accounting and changes to fair value could result in an increase or decrease to previously recognized losses.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Quanex and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain reclassifications included within the Consolidated Balance Sheets in prior year financial statements have been made to conform to the 2011 presentation. The reclassifications include providing more detail of noncurrent liabilities to conform with the current year presentation. Such reclassifications have no impact on earnings or cash flows provided by operations.

Earnings per Share Data

Basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Statements of Cash Flows

The Company generally considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Similar investments with original maturities beyond three months are considered short-term investments.

Supplemental cash flow information is as follows:

	Years Ended October 31,		
	2011	2010	2009
		(In thousands)	
Cash paid for interest	$ 425	$ 373	$ 396
Cash paid for income taxes	3,260	5,635	2,693
Cash received for income tax refunds	132	12,280	1,120
Supplemental disclosure of noncash investing and financing activities:			
Share value cancelled to satisfy tax withholdings	$ 1,066	$ 53	$ 36
Capitalized expenditures financed through accounts payable and accrued liabilities	2,459	3,015	(198)

2. New Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (FASB) issued ASC Topic No. 2010-29 *Business Combinations (ASC Topic 805) — Disclosure of Supplementary Pro Forma Information for Business Combinations* which amended ASC Topic 805 "*Business Combinations*" to specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the year had occurred as of the beginning of the comparable prior annual reporting period only. The ASC also expands the supplemental pro forma disclosures under ASC Topic 805 to include a description of the nature and the amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The ASC is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 (November 1, 2011 for the Company). Early adoption is permitted. The Company has disclosed information in accordance with this ASC effective March 31, 2011.

In December 2010, the FASB issued ASC Topic No. 2010-28 *Intangibles—Goodwill and Other (ASC Topic 350) — When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts* which amended ASC Topic 350 *"Goodwill and Other."* The ASC requires an entity with reporting units that have carrying amounts that are zero or negative to assess whether it is more likely than not that the reporting units' goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity is required to perform Step 2 of the goodwill impairment test for those reporting unit(s) and record any resulting impairment as a cumulative-effect adjustment to beginning retained earnings. The provisions of this ASC are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010 (November 1, 2011 for the Company). Early adoption is not permitted. The adoption of this ASC does not have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASC Topic No. 2010-06, *Fair Value Measurements and Disclosures (ASC Topic 820) — Improving Disclosures About Fair Value Measurements*. The ASC requires new disclosures about transfers into and out of Levels 1 (fair value determined based on quoted prices in active markets for identical assets and liabilities) and 2 (fair value determined based on significant other observable inputs) and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Except for the detailed Level 3 roll-forward disclosures, the new standard is effective for the Company for interim and annual reporting periods beginning after December 15, 2009 (February 1, 2010 for the Company). The requirement to provide detailed disclosures about the purchases, sales, issuances and settlements in the roll-forward activity for Level 3 fair value measurements is effective for the Company for fiscal years, and interim periods within those years, beginning after December 15, 2010 (November 1, 2011 for the Company). Other than requiring additional disclosures, none that currently impact the Company, the adoption of this new guidance does not have a material impact on the Company's consolidated financial statements.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04 (ASU 2011-04), *Fair Value Measurement (ASC Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The amended guidance changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, the amendments clarify the FASB's intent about the application of existing fair value measurement requirements. The guidance provided in ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 (February 1, 2012 for the Company) and is applied prospectively. The Company does not expect the provisions of ASU 2011-04 to have a material effect on its consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05 (ASU 2011-05), *Presentation of Comprehensive Income*. This amendment will require companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amended guidance, which must be applied retroactively, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (November 1, 2012 for the Company), with earlier adoption permitted. ASU 2011-05 impacts presentation only and will have no effect on the Company's financial condition, results of operations or cash flows.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08 (ASU 2011-08), *Testing Goodwill for Impairment* which amends the guidance in ASC 350-20. The amendments in ASU 2011-08 provide entities with the option of performing a qualitative assessment before performing the first step of the two-step impairment test. If entities determine, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, then performing the two-step impairment test would be unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. ASU 2011-08 also provides entities with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the first step of the two-step impairment test. ASU 2011-08 is effective for fiscal years and interim periods beginning after December 15, 2011, although early adoption is permitted (February 1, 2012 for the Company). The Company is currently evaluating the potential impact of this standard on the Company's consolidated financial statements.

3. Acquisitions

On March 31, 2011, Quanex completed its acquisition of Edgetech I.G., Inc., an Ohio corporation (Edgetech I.G.), the United Kingdom division of Edgetech (Edgetech UK), and Edgetech Europe GmbH, a German company (Edgetech Germany). These entities are hereafter referred to as "Edgetech." Headquartered in Cambridge, Ohio, Edgetech has three manufacturing facilities located in the United States, the United Kingdom and Germany that produce a full line of warm-edge, dual seal insulating glass spacer systems for window and door customers in North America and abroad. Edgetech's products separate and seal double and triple paned glass within a window and act as a thermal barrier that enhances the window's energy efficiency.

Quanex acquired Edgetech by merging its wholly-owned subsidiary, QSB Inc., a Delaware corporation (QSB), with and into Lauren International, Inc. formerly known as Lauren Holdco Inc., an Ohio corporation and parent of the Edgetech Entities (Holdco), pursuant to the terms and conditions of the previously filed Agreement and Plan of Merger (the Merger Agreement), dated as of January 31, 2011, among the Company, QSB, Lauren International Ltd. fka Lauren International Inc., a privately-held Ohio corporation (Lauren), Holdco and Kevin E. Gray, as agent for the shareholders of Holdco (Agent). Holdco is now the Company's wholly-owned subsidiary. As consideration for the acquisition of all of the issued and outstanding capital shares of Holdco, Quanex paid $104.4 million in cash, net of $0.8 million of cash acquired. Of the cash paid, $7.0 million was placed into an escrow fund to satisfy certain indemnity obligations under the Merger Agreement. Additionally, Quanex is responsible for the tax liability resulting from the pre-closing reorganization of Lauren and its subsidiaries limited to $3.5 million, of which $2.8 million was paid during fiscal 2011.

Edgetech is being integrated into the Engineered Products segment. The acquisition of Edgetech complements Quanex's ongoing efforts to provide its customers with the broadest range of high quality components, products, systems and services the fenestration industry has to offer. The vast majority of windows manufactured today feature double or triple pane insulating glass, and with window production set to rise as the housing and R&R markets recover, Quanex believes that the long-term outlook for the business is excellent. The acquisition of Edgetech allows the Company to better serve its growing base of national and regional customers and further accelerate its international growth as Edgetech has a solid market presence overseas.

The Edgetech acquisition is being accounted for as a business combination using the acquisition method of accounting under which the total purchase price consideration is allocated to assets and liabilities assumed based upon their fair values. Fair value measurements have been applied based on assumptions that market participants would use in the pricing of the asset or liability. The excess of the purchase price over the amounts assigned to tangible or intangible assets acquired and liabilities assumed is recognized as goodwill. The following table summarizes the fair values assigned to the assets and liabilities acquired as of the March 31, 2011 acquisition date:

	As of Date of Opening Balance Sheet (In thousands)
Current assets:	
Cash and equivalents	$ 828
Accounts receivable	9,181
Inventories	10,123
Prepaid and other current assets	2,023
Total current assets	22,155
Property, plant and equipment	21,086
Goodwill	44,623
Intangible assets	48,750
Other assets	1,377
Total assets	$ 137,991
Current liabilities:	
Accounts payable	$ 6,905
Accrued laibilities	1,315
Income taxes payable	3,780
Deferred income taxes	322
Current maturities of long-term debt	24
Total current liabilities	12,346
Long-term debt	40
Deferred income taxes	20,374
Total liabilities	32,760
Investment	105,231
Total liabilities and equity	$ 137,991

The purchase price allocation resulted in goodwill of $44.6 million, which is not deductible for income tax purposes. Goodwill consists of the excess of the purchase price over the fair value of the acquired assets and represents the estimated economic value attributable to future operations. The other intangible assets are being amortized over periods which reflect the pattern in which the economic benefits of the assets are expected to be realized. Specifically, the trademarks and trade names are being amortized over an average estimated useful life of 7 years, patents and other developed technology is being amortized over an average life of 10 years and customer relationships are being amortized over an average of 11 years. The weighted average useful life of intangible assets, excluding goodwill, created as a result of the acquisition is 10 years. No residual value is estimated for the intangible assets. While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation could change during the measurement period (not to exceed one year) if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of additional assets and liabilities as of that date.

The Company recorded $2.5 million of transaction-related costs in connection with the Edgetech acquisition within Selling, general and administrative expense in its Consolidated Statement of Income during the year ended October 31, 2011.

The Consolidated Statements of Income for the year ended October 31, 2011, include seven months of financial results of Edgetech. For the seven months ended October 31, 2011, Edgetech net sales and operating loss are $53.4 million and $0.3 million, respectively. In connection with applying the provisions of purchase accounting to state inventory at fair value, the Company increased Edgetech's inventory value by $2.0 million, which negatively impacts Quanex's Cost of sales following the acquisition. The Edgetech results were negatively impacted by $1.9 million of additional non-cash Cost of goods sold during the year ended October 31, 2011 due to the increased value of inventory sold from applying purchase accounting to the Edgetech inventory acquired. Additionally, Edgetech results include $3.0 million in amortization expense from the acquired intangibles for the year ended October 31, 2011.

The following table provides unaudited pro forma consolidated results of operations for the combined entity for year ended October 31, 2011 and 2010 as if Edgetech had been acquired as of the first day of the Company's fiscal 2010 period.

	Unaudited Pro forma	
	Year Ended October 31,	
	2011	2010
	(In thousands, except per share amounts)	
Net sales	$ 878,291	$ 872,691
Operating income (loss)	20,530	33,706
Income (loss) from continuing operations	$ 11,496	$ 21,256
Diluted earnings (loss) per common share from continuing operations	$ 0.31	$ 0.56

The unaudited pro forma consolidated results of operations were prepared using the acquisition method of accounting and are based on the historical financial information of the Company and Edgetech. The unaudited pro forma financial information does not purport to reflect the results the combined company may achieve in future periods or the results that would have been obtained had Quanex acquired Edgetech on the first day of its fiscal 2010 period. The unaudited pro forma financial information does not include any operating efficiencies or cost savings that may be achieved or any integration expenses. Additionally, the historical Edgetech financial information has not been adjusted to remove expenses that will cease under Quanex's ownership, such as the prior parent company allocation, or to add incremental anticipated stand-alone expenses going forward. Generally, the pro forma financial information reflects the allocation of the purchase price to the appropriate assets and liabilities based upon their fair values, and related changes in depreciation and amortization expense. Accordingly, such amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on the dates indicated or that may result in the future. The unaudited pro forma information reflects primarily the following unaudited pro forma adjustments:

- Amortization expense related to the fair value of identifiable intangible assets acquired;

- Additional depreciation expense related to the fair value adjustment to property, plant and equipment acquired;
- Additional facility rental expense;
- Additional cost of goods sold of $2.0 million in the year ended October 31, 2010 to reflect the increased value of inventory sold as a result of applying purchase accounting, and a partially offsetting benefit in cost of goods sold of $1.8 million in the year ended October 31, 2011;
- Additional expense of $2.5 million in the year ended October 31, 2010 to reflect the transaction-related costs incurred, and an offsetting reduction of expense of $2.5 million in the year ended October 31, 2011;
- The Edgetech historical results and all of the above adjustments were adjusted for the applicable tax impact.

In March 2011, the Company also acquired JELD-WEN's vinyl extrusion assets in Yakima, Washington (Yakima) for $6.4 million in cash consideration. This acquisition was effected through an asset purchase of vinyl extrusion related equipment and certain other assets. Yakima was integrated into one of the Company's existing Engineered Products businesses, and the net assets acquired primarily included $5.0 million of property, plant and equipment and $1.4 million of intangible assets. There was no goodwill recognized in connection with the Yakima acquisition.

4. Goodwill and Acquired Intangible Assets

Goodwill

All of the Company's goodwill is recorded on the Engineered Products segment. The changes in the carrying amount of goodwill for the years ended October 31, 2011 and 2010 are as follows (in thousands):

	Engineered Products Goodwill
Balance at October 31, 2009	$ 25,189
Other	—
Balance at October 31, 2010	$ 25,189
Acquisition	44,623
Foreign currency translation adjustment	(380)
Balance at October 31, 2011	$ 69,432

Under ASC 350, goodwill is no longer amortized, but is reviewed for impairment annually or more frequently if certain indicators arise. The Company elected to make August 31 the annual impairment assessment date for goodwill.

Beginning in October 2008 and continuing into the first quarter of fiscal 2009, the Company's market capitalization declined below book value. During the first fiscal quarter of 2009, based on a combination of factors, including additional declines in housing start projections, falling aluminum ingot prices, further deterioration of the overall market conditions in the building products industry, downward revision to earnings guidance, and the continued gap between the Company's market value of equity and book value of equity, the Company concluded that there were sufficient indicators to require Quanex to perform an interim goodwill impairment analysis during first fiscal quarter of 2009. Accordingly, the Company performed an interim impairment analysis and recorded a non-cash goodwill impairment charge of $170.7 million during fiscal year 2009 leaving $25.2 million of goodwill remaining on the Company's balance sheet post-impairment. Since this goodwill impairment charge was non-cash, it did not affect liquidity or the

Consolidated Leverage Ratio and Consolidated Interest Coverage Ratio contained in the Company's Credit Facility financial covenants (see Note 10 for further information regarding financial covenants and definitions of ratios). Following this interim goodwill impairment charge, the August 31, 2009 annual review of goodwill indicated that goodwill was not further impaired.

In accordance with ASC Topic 350, "*Goodwill and Other Intangible Assets,*" a detailed determination of the fair value of the reporting unit may be carried forward from one year to the next if all of the following conditions are met: a) assets and liabilities that make up the reporting unit have not changed since the most recent fair value determination (August 31, 2009 valuations used for fiscal 2010 fair values), b) the most recent fair value determination resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial margin, c) based on analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote. Based on the Company's analysis of the above criteria, the Company carried forward the fiscal 2009 detailed determination of the fair value of its reporting units to fiscal 2010. As the fair value of the reporting units exceeded their respective carrying amount, no impairment of goodwill was incurred at August 31, 2010.

The August 31, 2011 review of goodwill indicated that goodwill was not impaired. As a result of the first step of this annual goodwill impairment analysis, the fair value of each reporting unit exceeded its carrying value. Therefore, the second step was not necessary.

Acquired Intangible Assets

Intangible assets consist of the following (in thousands):

	As of October 31, 2011		As of October 31, 2010	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:				
Patents and other technology ...	$ 25,300	$ (7,552)	$ 11,560	$ (6,175)
Trademarks and trade names....	44,857	(11,540)	33,530	(9,156)
Customer relationships............	44,260	(8,588)	21,200	(6,291)
Other	1,392	(186)	—	—
Total	$ 115,809	$ (27,866)	$ 66,290	$ (21,622)

The intangible assets are being amortized over the period they are expected to contribute to the future cash flows of the Company. No residual value is estimated for the intangible assets.

Based on a combination of factors, including additional declines in housing start projections and further deterioration of the overall market conditions in the building products industry, the Company determined that there were events and circumstances during the first quarter of 2009 that could indicate that its carrying amount of intangible assets may not be recoverable. Accordingly, intangible assets were tested for recoverability during the three months ended January 31, 2009. The carrying amount of an intangible asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the intangible asset. If the carrying amount is not recoverable, the impairment loss is measured as the amount by which the carrying amount of the intangible exceeds its fair value. An impairment loss of $11.9 million was recognized during the three months ended January 31, 2009 on certain Engineered Products' trademarks, trade names and patents whose carrying amount was not recoverable and whose carrying amount exceeded fair value. Fair value was determined by the relief from royalty approach which is a variation of the income approach. The intangible asset impairment charge is included in Asset impairment charges in the accompanying Consolidated Statements of Income. Since this intangible impairment charge is non-cash, it does not affect liquidity or financial covenants. No material impairment charges were recorded in 2011 or 2010.

The aggregate amortization expense for intangibles for the years ended October 31, 2011, 2010, and 2009 is $6.3 million, $3.1 million and $3.2 million, respectively. Estimated amortization expense for the next five years for existing intangibles follows (in thousands):

Fiscal Years Ending October 31,	Estimated Amortization
2012	8,390
2013	8,337
2014	8,213
2015	8,074
2016	7,833

5. Earnings per Share

The computational components of basic and diluted earnings per share from continuing operations for fiscal 2011 and 2010 are below (shares and dollars in thousands except per share amounts). As discussed below, fiscal 2009 basic and diluted earnings per share from continuing operations are identical as the Company reported a loss from continuing operations.

	For the Year Ended October 31, 2011		
	Numerator (Income)	Denominator (Shares)	Per Share Amount
Basic earnings and earnings per share	$ 9,078	37,007	$ 0.24
Effect of dilutive securities:			
Common stock equivalents arising from stock options	—	328	
Restricted stock	—	202	
Diluted earnings and earnings per share	$ 9,078	37,537	$ 0.24

	For the Year Ended October 31, 2010		
	Numerator (Income)	Denominator (Shares)	Per Share Amount
Basic earnings and earnings per share	$ 24,201	37,220	$ 0.65
Effect of dilutive securities:			
Common stock equivalents arising from stock options	—	261	
Restricted stock	—	190	
Diluted earnings and earnings per share	$ 24,201	37,671	$ 0.64

The computation of diluted earnings per share excludes outstanding options and other common stock equivalents in periods where inclusion of such potential common stock instruments would be anti-dilutive in the periods presented. When income from continuing operations is a loss, all potential dilutive instruments are excluded from the computation of diluted earnings per share as they would be anti-dilutive. Accordingly, for the year ended October 31, 2009, 0.1 million of restricted stock and 0.1 million of common stock held by the rabbi trust were excluded from the computation of diluted earnings per share as the Company had a loss from continuing operations.

For the years ended October 31, 2011 and 2010, the Company had 0.7 million and 0.3 million of stock options, respectively, that are potentially dilutive in future earnings per share calculations. Such dilution will be dependent on the excess of the market price of the Company's stock over the exercise price and other components of the treasury stock method.

6. Inventories

Inventories consist of the following:

	October 31,	
	2011	2010
	(In thousands)	
Raw materials	$ 27,862	$ 18,823
Finished goods and work in process	24,988	23,756
Supplies and other	2,992	2,621
Total	$ 55,842	$ 45,200

The values of inventories are based on the following accounting methods:

	October 31,	
	2011	2010
	(In thousands)	
LIFO	$ 18,782	$ 20,122
FIFO	37,060	25,078
Total	$ 55,842	$ 45,200

With respect to inventories valued using the LIFO method, replacement cost exceeded the LIFO value by approximately $12.3 million and $10.1 million at October 31, 2011 and 2010, respectively. During fiscal 2011 and fiscal 2010, there were LIFO liquidations that resulted in a reduction of the LIFO reserve (credit to cost of sales) of approximately $0.9 million and $1.2 million, respectively. The LIFO liquidations increased the amount of income recognized in the respective years compared to what would have been recognized had there been no liquidations.

LIFO reserve adjustments are treated as corporate expenses as this matches how management reviews the businesses. The LIFO reserve adjustments are calculated on a consolidated basis in a single consolidated pool using the dollar-value link chain method. Upon completion of the consolidated calculation, the resulting reserve that is recorded to reflect inventories at their LIFO values is not allocated to the segments. Management believes LIFO reserves to be a corporate item and thus performs all reviews of segment operations on a FIFO or weighted-average basis.

Acquisitions are integrated into the Company's operations with some valuing inventory on a LIFO basis and others on a FIFO basis. The selection of the inventory valuation treatment of each acquisition depends on the facts and circumstances that existed at the time of the acquisition, including expected inventory levels and pricing expected in the foreseeable future; this evaluation is applied on each transaction individually. As discussed above, management reviews all of the businesses on a FIFO or weighted-average basis for comparability, with the LIFO reserve treated as a corporate item.

7. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	October 31, 2011	October 31, 2010
	(In thousands)	
Land and land improvements	$ 9,608	$ 9,827
Buildings and building improvements	71,170	68,276
Machinery and equipment	374,733	344,996
Construction in progress	14,983	11,420
Property, plant and equipment, gross	470,494	434,519
Less: accumulated depreciation and amortization	(312,285)	(299,002)
Property, plant and equipment, net	$ 158,209	$ 135,517

Depreciation expense for the years ended October 31, 2011, 2010, and 2009 was $27.6 million, $25.1 million, and $29.2 million, respectively. The Company recorded asset impairment charges for its real property during the fourth quarter of fiscal 2011 of $1.6 million related to its plan to consolidate its insulating glass operations. See Note 20 for additional information. The Company had commitments for the purchase or construction of capital assets amounting to approximately $6.4 million at October 31, 2011.

8. Accrued Liabilities

Accrued liabilities consist of the following:

	October 31, 2011	October 31, 2010
	(In thousands)	
Payroll, payroll taxes and employee benefits	$ 13,877	$ 22,312
Accrued insurance and workers compensation	6,337	3,977
Sales allowances	3,572	3,975
Accrued capital expenditures	2,576	3,621
Deferred revenue	2,593	3,005
Environmental	1,965	1,564
Warranties	1,671	968
Audit, legal, and other miscellaneous professional fees	1,380	738
Accrued rent	1,267	875
Other	2,820	2,412
Accrued liabilities	$ 38,058	$ 43,447

9. Income Taxes

Income taxes are provided on taxable income at the statutory rates applicable to such income. Components of income taxes excluding discontinued operations are as follows:

	Years Ended October 31,		
	2011	2010	2009
Income / (loss) from continuing operations before income taxes (in thousands)			
U.S.	$ 17,610	$ 39,602	$ (178,924)
Non-U.S.	(2,095)	(100)	(221)
Total	$ 15,515	$ 39,502	$ (179,145)

	Years Ended October 31,		
	2011	2010	2009
Income tax (benefit) expense (in thousands)			
Current			
Federal	$ 1,949	$ 2,729	$ 413
State and local	390	386	197
Non-U.S.	737	(108)	(67)
Total current	3,076	3,007	543
Deferred			
Federal	3,964	10,806	(37,680)
State and local	596	1,450	(5,882)
Non-U.S.	(1,199)	38	(47)
Total deferred	3,361	12,294	(43,609)
Total	$ 6,437	$ 15,301	$ (43,066)

	Years Ended October 31,		
	2011	2010	2009
Reconciliation of effective tax rate			
U.S. tax at statutory rate	35.0%	35.0%	35.0%
State and local income tax	4.4	3.0	2.0
Non-U.S. income tax	1.1	—	—
Goodwill and intangibles	—	—	(13.3)
Transaction costs	4.7	—	—
General business credits	(2.6)	—	—
Other	(1.1)	0.7	0.3
Effective tax rate	41.5%	38.7%	24.0%

Prepaid and other current assets on the Consolidated Balance Sheets include an income tax receivable of $0.2 million and $2.6 million as of October 31, 2011 and 2010, respectively.

The non-current deferred income taxes asset balance decreased from $30.6 million as of October 31, 2010 to $7.7 million as of October 31, 2011. This large decrease primarily relates to the non-current deferred income tax liability established in the Edgetech acquisition.

Significant components of the Company's net deferred tax assets are as follows:

	October 31, 2011	October 31, 2010
	(In thousands)	
Deferred tax assets:		
Employee benefit obligations	$ 11,224	$ 11,152
Goodwill and intangibles	6,580	28,003
Accrued liabilities and reserves	4,122	2,317
Pension and other benefit obligations	3,694	1,946
Inventory	3,277	3,254
Loss and tax credit carry forwards	2,505	1,489
Property, plant and equipment	—	4,958
Other	373	279
Total deferred tax assets	31,775	53,398
Deferred tax liabilities:		
Property, plant and equipment	2,256	—
Net deferred tax assets	$ 29,519	$ 53,398
Deferred income tax assets, non-current	$ 18,299	$ 42,851
Deferred income tax assets, current	11,220	10,547
Net deferred tax assets	$ 29,519	$ 53,398

Operating loss carry forwards for tax purposes were $21.5 million at October 31, 2011. Most of these losses begin to expire in 2025. Tax credits available to offset future tax liabilities are $0.5 million and are expected to be utilized within the next twelve months. Tax benefits of operating losses and tax credit carry forwards are evaluated on an ongoing basis, including a review of historical and projected future operation results, the eligible carry forward period and other circumstances.

A reconciliation of the change in the unrecognized income tax benefit balance from November 1, 2008 to October 31, 2011 is as follows (in thousands):

	Accrued Interest and Penalties	Unrecognized Income Tax Benefits
Balance at November 1, 2008	$ 43	$ 16,999
Additions for tax positions related to the current year	—	9
Additions for tax positions related to the prior year	166	1,324
Balance at October 31, 2009	$ 209	$ 18,332
Additions for tax positions related to the current year	—	13
Additions for tax positions related to the prior year	227	270
Balance at October 31, 2010	$ 436	$ 18,615
Additions for tax positions related to the current year	—	13
Additions for tax positions related to the prior year	301	414
Balance at October 31, 2011	$ 737	$ 19,042

The Company's unrecognized tax benefit (UTB) is related to the Separation as discussed in Note 1 and state tax items regarding the interpretations of tax laws and regulations. The total UTB as of October 31, 2011 is $19.0 million. Of this, $8.4 million is recorded in Liability for uncertain tax positions and $10.6 million is recorded in Deferred income taxes (non-current assets). The UTB includes $1.1 million for which the disallowance of such items would not affect the annual effective tax rate. As of October 31, 2010 the total UTB was $18.6 million with $6.3 million recorded in Liabilities for uncertain tax positions and $12.3 million recorded in Deferred income taxes (non-current assets). For the years ended October 31, 2011 and 2010, the Company recognized $0.3 million and $0.2 million, respectively in interest and penalties, which are reported as Income tax expense in the Consolidated Statements of Income consistent with past practice.

The Company and its subsidiaries file income tax returns in the U.S. federal and various state jurisdictions as well as in the U.K., Germany and Canada. The Company is not currently under a tax examination, but in certain jurisdictions the statute of limitations has not yet expired. The Company generally remains subject to examination of its U.S. federal income tax returns for 2008 and subsequent years. The Company generally remains subject to examination of its various state income tax returns for a period of four to five years from the date the return was filed. The state impact of any federal changes remains subject to examination by various states for a period of up to one year after formal notification to the state of the federal change.

Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The final outcome of the future tax consequences of legal proceedings, if any, as well as the outcome of competent authority proceedings, changes in regulatory tax laws, or interpretation of those tax laws could impact the Company's financial statements. The Company is subject to the effects of these matters occurring in various jurisdictions. The Company believes that it is reasonably possible that a decrease of approximately $3.5 million in the UTB may be recognized within the next twelve months as a result of a lapse in the statute of limitations.

10. Long-Term Debt and Capital Lease Obligations

Long-term debt consists of the following:

	October 31,	
	2011	2010
	(In thousands)	
Revolving Credit Facility	$ —	$ —
City of Richmond, Kentucky Industrial Building Revenue Bonds	900	1,000
Scott County, Iowa Industrial Waste Recycling Revenue Bonds	600	800
Capital lease obligations and other	166	143
Total debt	$ 1,666	$ 1,943
Less maturities due within one year included in current liabilities	352	327
Long-term debt	$ 1,314	$ 1,616

Credit Facility

The Company's $270.0 million Senior Unsecured Revolving Credit Facility (the Credit Facility) was executed on April 23, 2008. The Credit Facility has a five-year term and is unsecured. The Credit Facility expires April 23, 2013 and provides for up to $50.0 million for standby letters of credit, limited to the undrawn amount available under the Credit Facility. Borrowings under the Credit Facility bear interest at a spread above LIBOR based on a combined leverage and ratings grid. Proceeds from the Credit Facility may be used to provide availability for acquisitions, working capital, capital expenditures and general corporate purposes.

Under the Credit Facility, the Company is obligated to comply with certain financial covenants requiring the Company to maintain a Consolidated Leverage Ratio of no more than 3.25 to 1 and a Consolidated Interest Coverage Ratio of no less than 3.00 to 1. As defined by the Credit Facility's indenture, the Consolidated Leverage Ratio is the ratio of consolidated indebtedness as of such date to consolidated EBITDA for the previous four fiscal quarters; and the Consolidated Interest Coverage Ratio is the ratio of consolidated EBITDA to consolidated interest expense, in each case for the previous four consecutive fiscal quarters. EBITDA is defined by the indenture to include proforma EBITDA of acquisitions and to exclude certain items like non-cash charges. Additionally, the Credit Facility contains certain limitations on additional indebtedness, asset or equity sales, and acquisitions. Dividends and other distributions are permitted so long as after giving effect to such dividend or stock repurchase, there is no event of default.

As of October 31, 2011, the Company had no borrowings under the Credit Facility, and the Company was in compliance with all Credit Facility financial covenants. The availability under the Credit Facility is a function of both the facility amount utilized and meeting covenant requirements. Although there were no borrowings on the Credit Facility and only $5.2 million of outstanding letters of credit under the Credit Facility, the aggregate availability under the Credit Facility was limited by the Consolidated Leverage Ratio resulting in an availability of $188.3 million at October 31, 2011.

Other Debt Instruments

The City of Richmond, Kentucky Industrial Building Revenue Bonds were obtained as part of the acquisition of Mikron. These bonds are due in annual installments through October 2020. Interest is payable monthly at a variable rate. The average rate during fiscal 2011 and fiscal 2010 was 0.6% and 0.4%, respectively. These bonds are secured by the land, building and certain equipment of the Mikron East facility located in Richmond, Kentucky. In addition, a $0.9 million letter of credit under the Credit Facility serves as a conduit for making the scheduled payments.

In June 1999, the Company borrowed $3.0 million through Scott County, Iowa Variable Rate Demand Industrial Waste Recycling Revenue Bonds Series 1999. The bonds require 15 annual principal payments of $200,000 beginning on July 1, 2000. The variable interest rate is established by the remarketing agent based on the lowest weekly rate of interest that would permit the sale of the bonds at par, on the basis of prevailing financial market conditions. Interest is payable on the first business day of each calendar month. Interest rates on these bonds during fiscal 2011 have ranged from 0.3% to 0.8%. These bonds are secured by a Letter of Credit.

Additional Debt Disclosures

The Company's consolidated debt had a weighted average interest rate of 1.2% and 1.2% as of October 31, 2011 and October 31, 2010, respectively. Approximately 90% and 93% of the total debt had a variable interest rate at October 31, 2011 and 2010, respectively. As of October 31, 2011 and 2010, the Company's debt of $1.7 million and $1.9 million approximates fair value as nearly all the Company's debt is at a variable interest rate. As of October 31, 2011, the Company has $6.2 million in letters of credit, of which $5.2 million in letters of credit fall under the Credit Facility sublimit.

Aggregate maturities of long-term debt at October 31, 2011, are as follows (in thousands):

2012	$ 352
2013	353
2014	325
2015	108
2016	108
Thereafter	420
Total	$ 1,666

11. Retirement Plans

The Company has a number of retirement plans covering substantially all employees. The Company provides both defined benefit and defined contribution plans. In general, the plant or location of his/her employment determines an employee's coverage for retirement benefits.

Pension Plan

The Company has a non-contributory, single employer defined benefit pension plan that covers substantially all non-union employees. Effective January 1, 2007, the Company amended this defined benefit pension plan to include a new cash balance formula for all new salaried employees hired on or after January 1, 2007 and for any non-union employees who were not participating in a defined benefit plan prior to January 1, 2007. All new salaried employees are eligible to receive credits equivalent to 4% of their annual eligible wages, while some of the employees at the time of the amendment were "grandfathered" and are eligible to receive credits ranging up to 6.5% based upon a percentage they received in the defined contribution plan prior to the amendment of the pension plan. Additionally, every year the participants will receive an interest related credit on their respective balance equivalent to the prevailing 30-year Treasury rate. Benefits for participants in this plan prior to January 1, 2007 continue to be based on a more traditional formula for retirement benefits where the plan pays benefits to employees upon retirement, using a formula based upon years of service and pensionable compensation prior to retirement. Of the Company's participants, 99% are under the cash balance formula.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law on December 8, 2003. This Act introduces a Medicare prescription-drug benefit beginning in 2006 as well as a federal subsidy to sponsors of retiree health care plans that provide a benefit at least "actuarially equivalent" to the Medicare benefit. Management has concluded that the Company's plans are at least "actuarially equivalent" to the Medicare benefit. The Company has not included the federal subsidy from the Act for those eligible. The impact to net periodic benefit cost and to benefits paid did not have a material impact on the Consolidated Financial Statements.

Funded Status and Net Periodic Benefit Cost

The funded status of the defined benefit pension plan at the respective year-ends was as follows:

	October 31, 2011	October 31, 2010
	(In thousands)	
Change in Benefit Obligation		
Benefit obligation at beginning of year[1]	$ 15,615	$ 13,026
Service cost	3,794	3,357
Interest cost	795	661
Actuarial loss (gain)	1,760	(284)
Benefits paid	(994)	(726)
Administrative expenses	(308)	(419)
Benefit obligation at end of year[1]	$ 20,662	$ 15,615
Change in Plan Assets		
Fair value of plan assets at beginning of year	$ 12,950	$ 7,287
Actual return on plan assets	474	1,468
Employer contributions	1,882	5,340
Benefits paid	(994)	(726)
Administrative expenses	(308)	(419)
Fair value of plan assets at end of year	$ 14,004	$ 12,950
Funded Status	$ (6,658)	$ (2,665)

[1] The benefit obligation is the projected benefit obligation.

	October 31, 2011	October 31, 2010
	(In thousands)	
Amounts Recognized in the Consolidated Balance Sheet:		
Other liabilities	$ (6,658)	$ (2,665)
Net amount recognized	$ (6,658)	$ (2,665)

	October 31, 2011	October 31, 2010
	(In thousands)	
Amounts Recognized in Accumulated Other Comprehensive Income (pretax):		
Net actuarial (gain) loss	$ 4,837	$ 2,700
Net prior service cost (credit)	—	—
Net transition obligation (asset)	—	—
Total	$ 4,837	$ 2,700

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligations of the Company's pension plans as of the measurement dates in 2011 and 2010 were $19.4 million and $14.8 million, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

	October 31,	
	2011	2010
	(In thousands)	
Projected benefit obligation	$ 20,662	$ 15,615
Accumulated benefit obligation	19,395	14,829
Fair value of plan assets	14,004	12,950

The net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive loss (income) (pretax) for the years ended October 31, 2011, 2010 and 2009 were:

	October 31,		
	2011	2010	2009
		(In thousands)	
Net Periodic Benefit Cost:			
Service cost	$ 3,794	$ 3,357	$ 2,815
Interest cost	795	661	563
Expected return on plan assets	(986)	(754)	(407)
Amortization of net loss	134	146	—
Net periodic benefit cost	$ 3,737	$ 3,410	$ 2,971
Other changes in plan assets and benefit obligations recognized in other comprehensive loss (income) (pretax):			
Net loss (gain) arising during the period	$ 2,271	$ (998)	$ 3,651
Prior service cost (credit) arising during the period	—	—	—
Amortization of gain (loss)	(134)	(146)	—
Amortization of prior service (cost) credit	—	—	—
Total recognized in other comprehensive loss (income)	$ 2,137	$ (1,144)	$ 3,651
Total recognized in net periodic benefit cost and other comprehensive loss (income)	$ 5,874	$ 2,266	$ 6,622

The increase in net pension cost from 2010 to 2011 is primarily attributable to a decrease in the discount rate which effectively increases pension costs and an increase in participants from the Edgetech acquisition. The increase in net pension cost from 2009 to 2010 is primarily attributable to a decrease in the discount rate which effectively increases pension costs.

The amount of prior service cost and net actuarial loss for the defined benefit pension plans that is expected to be amortized from accumulated other comprehensive income and reported as a component of net periodic benefit cost during fiscal 2011 is $0 and $218 thousand, respectively.

Measurement Date and Assumptions

The Company uses an October 31 measurement date for its defined benefit plans. The Company generally determines its actuarial assumptions on an annual basis. The assumptions for the pension benefit calculations for the years ended October 31, are as follows:

	Pension Benefits		
	October 31,		
	2011	2010	2009
Weighted average assumptions to determine benefit obligation at year-end:			
Discount rate	4.40%	5.15%	5.65%
Rate of compensation increase	4.00%	4.00%	4.00%
Weighted average assumptions to determine net periodic benefit costs:			
Discount rate	5.15%	5.65%	8.34%
Expected return on plan assets	7.25%	8.00%	8.00%
Rate of compensation increase	4.00%	4.00%	4.00%

The discount rate is used to calculate the present value of the projected benefit obligation for pension benefits. The rate reflects the rate at which benefits could be effectively settled on the measurement date. For 2011, 2010 and 2009, the Company determined its discount rate based on a pension discount curve; and the rate represents the single rate that, if applied to every year of projected benefits payments, would result in the same discounted value as the array of rates that comprise the pension discount curve.

The expected return on plan assets is used to determine net periodic pension expense. The rate of return assumptions are based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations. The return assumption is reviewed at least annually. The rate of compensation increase represents the long-term assumption for expected increases to salaries.

Plan Assets

The Company's target allocation for the year ending October 31, 2011 and actual asset allocation by asset category and fair value measurements as of October 31, 2011 and 2010 are as follows:

		Actual Allocation at October 31,	
	Target Allocation	2011	2010
Equity securities	60.0%	59.0%	60.0%
Fixed income	40.0%	41.0%	40.0%

	Fair Value Measurements at October 31,	
	2011	2010
	(In thousands)	
Large capitalization	$ 4,426	$ 4,356
Small capitalization	1,679	1,830
International equity	1,499	1,584
Other	592	—
Equity securities	$ 8,196	$ 7,770
High-quality core bond	$ 2,807	$ 2,561
High-quality government bond	1,434	1,297
High-yield bond	1,463	1,312
Fixed income	$ 5,704	$ 5,170
Total Securities[1]	$13,900	$12,940

[1] Quoted fair value prices are as of October 31, 2011 and 2010 and are quoted prices in active markets for identical assets (Level 1).

Inputs and valuation techniques used to measure the fair value of plan assets vary according to the type of security being valued. All of the equity and debt securities held directly by the plans are actively traded and fair values are determined based on quoted market prices.

The Company's investment objective for defined benefit plan assets is to meet the plans' benefit obligations, while minimizing the potential for future required Company plan contributions. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges for asset allocations are determined by matching the actuarial projections of the plans' future liabilities and benefit payments with expected long-term rates of return on the assets, taking into account investment return volatility and correlations across asset classes. Plan assets are diversified across several investment managers and are generally invested in liquid funds that are selected to track broad market equity and bond indices. Investment risk is carefully controlled with plan assets rebalanced to target allocations on a periodic basis and continual monitoring of investment managers performance relative to the investment guidelines established with each investment manager.

Expected Benefit Payments and Funding

The Company's pension funding policy generally has been to make the minimum annual contributions required by applicable regulations while considering targeted funded percentages. In fiscal 2010, the Company decided to modify its funding strategy and accelerate contributions to target a 100% funding threshold. Additionally, the Company will consider funding fiscal year requirements early in the fiscal year to potentially maximize returns on assets. During the third quarter 2010, the Company contributed $2.7 million in addition to minimum funding requirements to achieve a 100% funded threshold. In fiscal 2011 and 2010, the Company made total pension contributions of $1.9 million and $5.3 million, respectively.

During fiscal 2012, the Company expects to contribute approximately $4.2 million to the pension plan to reach targeted funding levels and meet minimum contribution requirements. For the pension benefit plan, this is comprised of expected contributions to the plan. Expected contributions are dependent on many variables, including the variability of the market value of the assets as compared to the obligation and other market or regulatory conditions. In addition, the Company takes into consideration its business investment opportunities and resulting cash requirements. Accordingly, actual funding may differ greatly from current estimates.

Total benefit payments expected to be paid to participants, which include payments funded from the Company's assets, as discussed above, as well as payments paid from the plan are as follows:

Years Ended October 31,	Pension Benefits
	(In thousands)
2012	983
2013	1,202
2014	1,627
2015	1,571
2016	1,823
2017 – 2021	13,497

Postretirement Benefit Plan

The Company provides certain healthcare and life insurance benefits for a small number of eligible retired employees employed prior to January 1, 1993. Certain employees may become eligible for those benefits if they reach normal retirement age while working for the Company. The Company continues to fund benefit costs on a pay-as-you-go basis. At October 31, 2011, the Company had a total liability of $1.2 million of which $0.1 million was recorded in Accrued liabilities and $1.1 million was recorded in Deferred pension and postretirement benefits on the Consolidated Balance Sheets. At October 31, 2010, the Company had a total liability of $1.1 million of which $0.1 million was recorded in Accrued liabilities and $1.0 million was recorded in Deferred pension and postretirement benefits on the Consolidated Balance Sheets.

Defined Contribution Plans

The Company also has defined contribution plans to which both employees and the Company make contributions. Effective April 1, 2009, the Company temporarily suspended its matching contributions to the Quanex Building Products Salaried and Non-Union Employee 401(k) Plan as part of its efforts to reduce controllable spending. Effective February 1, 2010, these matching contributions were reinstated. The Company matches 50% up to the first 5% of employee deferrals. The Company contributed approximately $3.1 million, $2.2 million and $1.1 million to these plans in fiscal 2011, 2010 and 2009, respectively. The increase in contributions from 2010 to 2011 primarily resulted from a full year of Company matching contributions in 2011 and an increase in plan participants from acquisitions. The increase in contributions from 2009 to 2010 primarily resulted from the Company reinstating its matching contributions effective February 1, 2010. No shares of the Company's common stock were held by the Company's defined contribution plan as of October 31, 2011 and 2010 as Company stock is no longer an investment option offered under the Plan.

Other

Quanex has a Supplemental Benefit Plan covering certain key officers of the Company. Earned vested benefits under the Supplemental Benefit Plan were approximately $1.8 million, $1.1 million and $0.7 million at October 31, 2011, 2010 and 2009, respectively. The entire October 31, 2011 and 2010 balance is recorded as part of Other (non-current) liabilities. The Company also has a non-qualified Deferred Compensation Plan covering members of the Board of Directors and certain key employees of the Company.

The estimated market values of the Deferred Compensation Plan as of October 31, 2011, 2010 and 2009, respectively were approximately $5.9 million, $5.0 million and $5.2 million.

12. Industry Segment Information

Business segments are reported in accordance with ASC Topic 280 "*Segment Reporting*" (ASC 280). ASC 280 requires the Company to disclose certain information about its operating segments where operating segments are defined as "components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance." Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

Quanex has two reportable segments: Engineered Products and Aluminum Sheet Products. The Engineered Products segment produces engineered products and components primarily serving the window and door industry, while the Aluminum Sheet Products segment produces common alloy mill finished and coated aluminum sheet serving the broader building and construction markets, as well as other capital goods and transportation markets. The main market drivers of the two segments are residential housing starts and residential repair and remodel (R&R) expenditures.

For financial reporting purposes four of the Company's five operating segments, Homeshield, Truseal Edgetech, and Mikron, have been aggregated primarily based on similar economic characteristics, products, services and processes into the Engineered Products reportable segment. The remaining operating segment, Nichols Aluminum, is reported as a separate reportable segment, Aluminum Sheet Products. The financial performance of the operations is based upon operating income.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies, with the exception of the inventory valuation method. The Company measures its inventory at the segment level on a FIFO or weighted-average basis; however at the consolidated Company level, approximately half of the inventory is measured on a LIFO basis. The LIFO reserve is computed on a consolidated basis as a single pool and is thus treated as a corporate expense. See Note 6 to the financial statements for more information. LIFO inventory adjustments along with corporate office charges and intersegment eliminations are reported as Corporate, Intersegment Eliminations or Other. The Company accounts for intersegment sales and transfers as though the sales or transfers were to third parties, that is, at current market prices. Corporate assets primarily include cash and equivalents partially offset by the Company's consolidated LIFO inventory reserve.

For the years ended October 31, 2011 and 2010, no one customer represented 10% or more of the consolidated net sales of the Company. For the year ended October 31, 2009, one customer, Andersen Corporation, represented $62.7 million or 11% of the consolidated net sales of the Company. Both of the Company's segments make sales to Andersen Corporation. Following is selected segment information.

	For the Years Ended October 31,		
	2011	2010	2009
		(In thousands)	
Net Sales:			
Engineered Products	$ 420,258	$ 361,062	$ 323,319
Aluminum Sheet Products	440,495	449,529	273,728
Intersegment Eliminations	(12,459)	(12,277)	(12,037)
Consolidated	$ 848,294	$ 798,314	$ 585,010
Depreciation and Amortization:			
Engineered Products	25,232	19,760	23,365
Aluminum Sheet Products	8,542	8,334	8,954
Corporate & Other	158	120	134
Consolidated	$ 33,932	$ 28,214	$ 32,453
Operating Income (Loss) (3)**:**			
Engineered Products	30,293	34,278	(140,378)
Aluminum Sheet Products	17,115	30,223	(26,416)
Corporate & Other	(30,930)	(27,204)	(12,304)
Consolidated	$ 16,478	$ 37,297	$ (179,098)
Capital Expenditures:			
Engineered Products	11,248	9,789	8,025
Aluminum Sheet Products	8,749	4,806	7,523
Corporate & Other	5,315	125	148
Consolidated	$ 25,312	$ 14,720	$ 15,696
Identifiable Assets:			
Engineered Products(4)	389,889	258,919	273,252
Aluminum Sheet Products	132,161	152,113	138,615
Corporate, Intersegment Eliminations & Other(1)	62,879	179,756	129,977
Discontinued Operations(2)	—	462	1,756
Consolidated	$ 584,929	$ 591,250	$ 543,600

(1) Decrease in Corporate, Intersegment Eliminations & Other identifiable assets are primarily attributable to cash paid of $110.8 million for the Edgetech and Yakima acquisitions.

(2) In 2010, management closed its start-up facility in China; therefore, the China assets are included in discontinued operations for all periods presented.

(3) In fiscal 2011, Engineered Products recorded asset impairment charges of $1.8 million. As more fully described in Note 4, in fiscal 2009, the Company recorded a non-cash goodwill impairment charge of $170.7 million. Engineered Products recorded $150.3 million, and Aluminum Sheet Products recorded $20.4 million of the goodwill impairment charge. Additionally, Engineered Products recorded an intangible impairment charge of $11.9 million in fiscal 2009.

(4) Increase in Engineered Products identifiable assets are primarily attributable to the Edgetech acquisition on March 31, 2011. See Note 3 for discussion of the acquisition.

Net Sales by Product Information

Reportable segment net sales separately reflect revenues for each group of similar products. The Engineered Products segment sells window and door components and the Aluminum Sheet Products segment sells aluminum sheet products.

Geographic Information

Operations of the Company and all long-lived assets are located in the United States, U.K. and Germany. Net sales by geographic region are attributed to countries based on the location of the customer and are as follows:

	Years Ended October 31,		
	2011	2010	2009
		(In thousands)	
Net sales			
United States	$ 696,335	$ 691,508	$ 514,949
Mexico	12,105	12,277	6,519
Canada	83,570	67,856	42,246
Asian countries	19,181	15,810	13,758
European countries	35,003	10,048	7,210
Other foreign countries	2,100	815	328
Total foreign	151,959	106,806	70,061
Total net sales	$ 848,294	$ 798,314	$ 585,010

	Years Ended October 31,		
	2011	2010	2009
		(In thousands)	
Long-lived assets, net			
United States	$ 261,443	$ 205,374	$ 213,834
U.K.	14,243	—	—
Germany	39,898	—	—
Total foreign	54,141	—	—
Total long-lived assets, net	$ 315,584	$ 205,374	$ 213,834

13. Stockholders' Equity

The Company's authorized capital stock consists of 125,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, no par value, as of October 31, 2011. As of October 31, 2011 and 2010, there were no shares of Preferred Stock issued or outstanding.

Stock Repurchase Program and Treasury Stock

On May 27, 2010, the Board of Directors approved a stock repurchase program of 1.0 million shares, and on August 25, 2011, the Board of Directors authorized an additional 1.0 million shares to this program. The objectives of this program are to manage the dilution created by shares issued under stock-based compensation plans and to repurchase shares opportunistically. The Company records treasury stock purchases under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. The Company uses a moving-average method on the subsequent reissuance of shares, and any resulting proceeds in excess of cost are credited to additional paid in capital while any deficiency is charged to retained earnings.

As of October 31, 2010, the number of shares in treasury stock was 351,626. During the year ended October 31, 2011, the Company purchased 750,000 shares at a cost of $10.1 million partially offset by shares issued for stock option exercises and restricted stock grants for a net increase to the number of shares in treasury stock to 1,035,288 as of October 31, 2011. Since inception of the program, Quanex has purchased 1,000,000 shares through October 31, 2011. The remaining shares authorized for repurchase in the program was 1,000,000 as of October 31, 2011.

14. Stock-Based Compensation

Effective with the Separation on April 23, 2008, the Company established the Quanex Building Products Corporation 2008 Omnibus Incentive Plan (the 2008 Plan). The 2008 Plan provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units (RSUs), performance stock awards, performance unit awards, annual incentive awards, other stock-based awards and cash-based awards. The 2008 Plan is administered by the Compensation and Management Development Committee of the Board of Directors and allows for immediate, graded or cliff vesting options, but options must be exercised no later than ten years from the date of grant. The aggregate number of shares of common stock originally authorized for grant under the 2008 Plan was 2,900,000. At the Company's annual shareholder meeting in February 2011, the shareholders approved an amendment which increased the aggregate number of shares available for grant under the 2008 Plan by an additional 2,400,000 shares. Any officer, key employee and / or non-employee director of the Company or any of its affiliates is eligible for awards under the 2008 Plan. The initial awards granted under the 2008 Plan were on April 23, 2008; service is the vesting condition. All Quanex Corporation unvested stock options and restricted shares vested as set forth in the Separation related agreements prior to the completion of the Separation on April 23, 2008, and all such Quanex Corporation stock-based compensation awards were settled effective with the Separation.

The Company's practice is to grant options and restricted stock or RSUs to non-employee directors on October 31st of each year, with an additional grant of options to each director on the date of his or her first anniversary of service. Additionally, the Company's practice is to grant options and restricted stock to employees at the Company's December board meeting and occasionally to key employees on their respective dates of hire. The exercise price of the option awards is equal to the closing market price on these pre-determined dates. The Company generally issues shares from treasury stock, if available, to satisfy stock option exercises. If there are no shares in treasury stock the Company issues additional shares of common stock.

The Company's stock-based compensation is related to the Company's stock awards governed by the 2008 Plan. Stock-based compensation recorded in Selling, general and administrative expense for the years ended October 31, 2011, 2010 and 2009 was as follows:

	Years Ended October 31,		
	2011	2010	2009
		(In thousands)	
Stock option expense	$ 3,166	$ 2,812	$ 1,912
Restricted stock amortization	1,537	1,393	1,271
Restricted stock units	149	251	246
Total pretax stock-based compensation expense included in income from continuing operations	$ 4,852	$ 4,456	$ 3,429
Income tax benefit related to stock-based compensation included in net income	$ 2,003	$ 1,724	$ 1,313

The Company has not capitalized any stock-based compensation cost as part of inventory or fixed assets during the years ended October 31, 2011, 2010 and 2009. Cash proceeds from stock option exercises and the related tax benefits are a component of financing cash flows from continuing operations. Cash received from stock option exercises for the year ended October 31, 2011 was $0.9 million. The actual tax benefit realized for the tax deductions from stock option exercises and lapses on restricted stock totaled $0.2 million. Cash received from stock option exercises for the year ended October 31, 2010 was $0.4 million. The actual tax benefit realized for the tax deductions from stock option exercises and lapses on restricted stock totaled $0.1 million. There were no stock option exercises as of October 31, 2009.

Stock Options

The Company uses the Black-Scholes-Merton option-pricing model to estimate the fair value of its stock options. A description of the methodology for the valuation assumption follows:

- *Expected Volatility* –For the 2011, 2010 and 2009 grants, expected volatility was determined based on the historical data available for peer companies as Quanex Building Products Corporation is a new company with no historical price data available. The expected volatility assumption is adjusted if future volatility is expected to vary from historical experience.

- *Expected Term* - The expected term of options represents the period of time that options granted are expected to be outstanding and falls between the option's vesting and contractual expiration dates. Quanex Building Products Corporation is a new company with no company specific exercise behavior available. Accordingly, for the 2011, 2010 and 2009 grants, expected term was determined based on historical data from Quanex Corporation considering that Quanex Corporation's employee group was the most similar to Quanex Building Products Corporation's employee group. Separate groups of employees that have similar historical exercise behavior are considered separately. Accordingly, the expected term range given below results from certain groups of employees exhibiting different behavior.

- *Risk-Free Rate* - The risk-free rate is based on the yield at the date of grant of a zero-coupon U.S. Treasury bond whose maturity period equals the option's expected term.

- *Expected Dividend Yield* –For the 2011, 2010, and 2009 grants, this valuation assumption was based on the expected dividend yield of Quanex Building Products Corporation.

The fair value of each option was estimated on the date of grant. The following is a summary of valuation assumptions for grants during the years ended October 31, 2011, 2010 and 2009:

	Grants During the Years Ended October 31,		
Valuation assumptions	**2011**	**2010**	**2009**
Weighted-average expected volatility	53.0%	55.0%	47.0%
Expected term (in years)	4.9-5.1	4.9-5.1	4.9-5.1
Risk-free interest rate	1.7%	2.0%	1.6%
Expected dividend yield over expected term	1.0%	1.0%	1.0%
Weighted-average grant-date fair value per share	$ 7.42	$ 7.38	$ 3.21

The fluctuation in the weighted average grant-date fair value is primarily related to the Company's stock price; for Quanex Building Products Corporation, the weighted-average market price on the date of grant was $17.13 in 2011 compared to $16.39 in 2010 and $8.24 in 2009.

Below is a table summarizing the stock option activity for the 2008 Plan, since October 31, 2010:

	Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (000s)
Outstanding at October 31, 2010	1,724,301	$ 13.24		
Granted	480,392	17.13		
Exercised	(61,338)	14.13		
Cancelled/Expired	(5,919)	14.87		
Outstanding at October 31, 2011	2,137,436	14.08	7.2	$3,520
Vested or expected to vest at October 31, 2011	2,066,525	14.03	7.2	$3,430
Exercisable at October 31, 2011	1,347,917	13.46	6.6	$2,393

The total intrinsic value of options (the amount by which the market price of the stock on the date of exercise exceeded the exercise price of the option) exercised during the years ended October 31, 2011 and 2010 were $0.3 million and $0.3 million, respectively. No options were exercised during fiscal year 2009. The total fair value of shares vested during the year ended October 31, 2011 and October 31, 2010 was $2.9 million and $2.1 million, respectively. Total unrecognized compensation cost related to stock options granted under the 2008 Plan was $2.6 million as of October 31, 2011. That cost is expected to be recognized over a weighted-average period of 1.6 years.

Restricted Stock

Under the 2008 Plan, common stock may be awarded to key employees, officers and non-employee directors. The recipient is entitled to all of the rights of a shareholder, except that during the forfeiture period the shares are nontransferable. The awards vest over a specified time period, but typically either immediately vest or cliff vest over a three-year period with service as the vesting condition. Upon issuance of stock under the plan, fair value is measured by the grant date price of the Company's shares. This fair value is then expensed over the restricted period with a corresponding increase to additional paid-in-capital. A summary of non-vested restricted shares at October 31, 2010, and changes during the year ended October 31, 2011 follows.

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at October 31, 2010	378,616	$13.07
Granted	69,200	17.14
Vested	(166,219)	15.29
Cancelled	(25,207)	13.62
Nonvested at October 31, 2011	256,390	12.67

For the following discussion, the Separation and periods prior to the Separation include restricted stock awards awarded to former vehicular products employees whose expense is reported in discontinued operations. However, just prior to the Separation, restrictions on all outstanding restricted stock awards lapsed. Therefore, all activity post Separation would relate to the Company's continuing operations. Restricted stock awards prior to Separation were granted under the predecessor plans as described previously. The weighted-average grant-date fair value of restricted stock granted during the years ended October 31, 2011, 2010, and 2009 was $17.14, $16.21, and $7.82, respectively. The total fair value of restricted stock vested during the years ended October 31, 2011, 2010, and 2009 were $2.5 million, $0.1 million, and $0.1 million, respectively. Total unrecognized compensation cost related to unamortized restricted stock awards was $1.3 million as of October 31, 2011. That cost is expected to be recognized over a weighted-average period of 1.7 years.

Restricted Stock Units

Restricted stock units (RSUs) were historically awarded to non-employee directors in lieu of restricted stock. Beginning in fiscal 2010, RSUs were awarded to key employees. RSUs are granted under the 2008 Plan. RSUs are not considered to be outstanding shares of common stock and do not have voting rights. Holders of RSUs receive cash for an equivalent amount of cash dividends paid on the underlying common stock. Upon the earlier of the date the director ceases to be a board member or a change of control or upon vesting for the employee grants, each RSU is payable in cash in an amount equal to the market value of one share of the Company's common stock. Accordingly, the RSU liability will be adjusted to fair market value at each reporting date. The Company granted 10,278, 29,388, and 9,426 RSU awards in 2011, 2010, and 2009, respectively. The fair market value per share of the outstanding awards was $14.75 and $18.02 as of October 31, 2011 and 2010, respectively, and the aggregate amount charged to expense with respect to these awards was $0.1 million, $0.3 million, and $0.2 million in fiscal 2011, 2010, and 2009, respectively. The number of RSU awards outstanding as of October 31, 2011 and 2010 was 56,410 and 46,132, respectively.

15. Commitments

Quanex has operating leases for certain real estate and equipment. Rental expense for the years ended October 31, 2011, 2010, and 2009 was $6.0 million, $4.8 million, and $4.8 million, respectively. Total minimum rentals to be received in the future under noncancelable subleases as of October 31, 2011 were $2.8 million. Quanex is a party to non-cancelable purchase obligations primarily for natural gas and aluminum scrap used in the manufacturing process. Amounts purchased under these purchase obligations for the years ended October 31, 2011, 2010 and 2009 were $2.8 million, $1.6 million and $17.5 million, respectively.

Future minimum payments as of October 31, 2011, by year and in the aggregate under operating leases having original non-cancelable lease terms in excess of one year and estimated non-cancellable purchase obligations with remaining terms in excess of a year as of October 31, 2011, by year and in the aggregate were as follows (in thousands):

	Operating Leases	Purchase Obligations
2012	$ 6,731	$ 3,941
2013	5,901	420
2014	5,388	24
2015	4,033	—
2016	2,621	—
Thereafter	8,089	—
Total	$ 32,763	$ 4,385

16. Contingencies

Environmental

Quanex is subject to extensive laws and regulations concerning the discharge of materials into the environment and the remediation of chemical contamination. To satisfy such requirements, Quanex must make capital and other expenditures on an ongoing basis. The Company accrues its best estimates of its remediation obligations and adjusts such accruals as further information and circumstances develop. Those estimates may change substantially depending on information about the nature and extent of contamination, appropriate remediation technologies, and regulatory approvals. In accruing for environmental remediation liabilities, costs of future expenditures are not discounted to their present value, unless the amount and timing of the expenditures are fixed or reliably determinable. When environmental laws might be deemed to impose joint and several liability for the costs of responding to contamination, the Company accrues its allocable share of liability taking into account the number of parties participating, their ability to pay their shares, the volumes and nature of the wastes involved, the nature of anticipated response actions, and the nature of the Company's alleged connections. The cost of environmental matters has not had a material adverse effect on Quanex's operations or financial condition in the past, and management is not currently aware of any conditions that it believes are likely to have a material adverse effect on Quanex's operations, financial condition or cash flows.

Total environmental reserves and corresponding recovery as of October 31, 2011 and October 31, 2010 were as follows:

	October 31, 2011	October 31, 2010
	(In thousands)	
Current[(1)]	$ 1,965	$ 1,564
Non-current	11,221	12,027
Total environmental reserves	$ 13,186	$ 13,591
Receivable for recovery of remediation costs[(2)]	$ 12,304	$ 12,747

(1) Reported in Accrued liabilities on the Consolidated Balance Sheets
(2) Reported in Accounts receivable and Other assets on the Consolidated Balance Sheets

The Company currently is engaged in ongoing remediation activities at one of its subsidiaries, Nichols Aluminum-Alabama, LLC (NAA). NAA operates a plant in Decatur, Alabama that is subject to an Alabama Hazardous Wastes Management and Minimization Act Post-Closure Permit. Among other things, the permit requires NAA to remediate, as directed by the state, historical environmental releases of wastes and waste constituents. Consistent with the permit, NAA has undertaken various studies of site conditions and, during the first quarter of 2006, started a phased program to treat in-place free product petroleum that had been released underneath the plant. During the second quarter 2010, NAA submitted to the state the first component of its proposed workplan for implementing a site-wide remedy. The full workplan was submitted to the state during the third quarter 2010, revised during the second quarter 2011 to reflect both additional sampling data and responses to state comments, and revised again in the fourth quarter 2011 in response to another round of state comments. Based on those plans, which remain subject to further comment, revision, and state approval, the Company's remediation reserve at NAA's Decatur plant is $12.9 million as of October 31, 2011. Approximately $1.3 million of the October 31, 2011 reserve represents administrative costs; the balance of $11.6 million represents estimated costs for investigation, studies, cleanup, and treatment. The reserve has not been discounted. NAA was acquired through a stock purchase in which the sellers agreed to indemnify Quanex and NAA for identified environmental matters related to the business and based on conditions initially created or events initially occurring prior to the acquisition. Environmental conditions are presumed to relate to the period prior to the acquisition unless proved to relate to releases occurring entirely after closing. The limit on indemnification is $21.5 million excluding legal fees. While the Company's current estimates indicate it will not reach this limit, changing circumstances could result in additional costs or expense that are not foreseen at this time. In accordance with the indemnification, the indemnitors paid the first $1.5 million of response costs and have been paying 90% of ongoing costs. Based on its experience to date, its estimated cleanup costs going forward, and costs incurred to date as of October 31, 2011, the Company expects to recover from the sellers' shareholders an additional $12.3 million which has not been discounted. Of that, $11.6 million is recorded in Other assets on the Consolidated Balance Sheets, and the balance is reflected in Accounts receivable on the Consolidated Balance Sheets. The undiscounted recovery from indemnitors as of October 31, 2010 was $12.7 million.

The Company's final remediation costs and the timing of those expenditures will depend upon such factors as the nature and extent of contamination, the cleanup technologies employed, the effectiveness of the cleanup measures that are employed, and regulatory concurrences. While actual remediation costs, therefore, may be more or less than amounts accrued, the Company believes it has established adequate reserves for all probable and reasonably estimable remediation liabilities. It is not possible at this point to reasonably estimate the amount of any obligation for remediation in excess of current accruals because of uncertainties as to the extent of environmental impact, cleanup technologies, and concurrence of governmental authorities. The Company currently expects to pay the accrued remediation reserve through at least fiscal 2034, although some of the same factors discussed earlier could accelerate or extend the timing.

Asset Retirement Obligations

The Company has asset retirement obligations at certain Engineered Products leased facilities due to leasehold improvements constructed for the Company's manufacturing processes. Upon lease termination, the Company may be required to remove the leasehold improvements per the lease agreements. As of October 31, 2011 and 2010 the Company has asset retirement obligations for these leasehold improvements of $0.5 million and $0.8 million, respectively, which is included in Other liabilities on the Company's Consolidated Balance Sheets. The decrease during 2011 is primarily associated with the consolidation of buildings at the Company's Mikron facility.

Other

From time to time, the Company and its subsidiaries are involved in various litigation matters arising in the ordinary course of their business. Although the ultimate resolution and impact of such litigation on the Company is not presently determinable, the Company's management believes that the eventual outcome of such litigation will not have a material adverse effect on the overall financial condition, results of operations or cash flows of the Company.

17. Warranty Obligations

The Company's estimated obligations for warranty are accrued concurrently with the revenue recognized. The Company makes provisions for its warranty obligations based upon historical experience incurred for such obligations adjusted, as necessary, for current conditions and factors. Due to the significant uncertainties and judgments involved in estimating the Company's warranty obligations, including changing product designs, variance in customer installation process and future claims experience varying from historical claims experience, the ultimate amount incurred for warranty costs could change in the near and long-term from the current estimate.

The following table provides a reconciliation of the activity related to the Company's accrued warranty, including both the current (reported in Accrued liabilities on the Consolidated Balance Sheets) and long-term portions (reported in Other liabilities on the Consolidated Balance Sheets), for the year ended October 31, 2011 and 2010 (in thousands):

	Years Ended October 31,	
	2011	2010
Beginning balance	$ 3,697	$ 4,167
Provision for warranty expense	2,638	773
Warranty costs paid	(1,073)	(1,243)
Total accrued warranty	$ 5,262	$ 3,697
Less long-term portion	3,591	2,729
Current accrued warranty	$ 1,671	$ 968

During the year ended October 31, 2011, the reserve was increased by $1.9 million related to a rise in projected experience for a discontinued legacy product and claims from some years ago.

18. Fair Value Measurement of Assets and Liabilities

The Company holds Money Market Fund investments that are classified as cash equivalents and are measured at fair value on a recurring basis, based on quoted prices in active markets for identical assets (Level 1). The Company had cash equivalent investments totaling approximately $80.7 million and $180.6 million at October 31, 2011 and 2010, respectively. The decrease is primarily related to the $104.4 million cash paid for the acquisition of Edgetech, net of cash acquired of $0.8 million.

In addition, the Company's pension plan assets are measured at fair value on a recurring basis, based on quoted prices in active markets for identical assets (Level 1), see Note 11 for additional information.

As of October 31, 2011 and 2010, the Company did not have any assets or liabilities measured at fair value on a recurring basis obtained from readily available pricing sources for comparable instruments (Level 2) or requiring measurement at fair value without observable market values that would require a high level of judgment to determine fair value (Level 3).

19. Other Income (Expense)

Other income (expense) for the years ended October 31, 2011, 2010, and 2009 are as follows:

	Years Ended October 31,		
	2011	2010	2009
		(In thousands)	
Other income (expense)			
Foreign currency transaction gains (losses)	$ (904)	$ —	$ —
Gain on bargain purchase	—	1,272	—
Gain on involuntary conversion	—	914	—
Interest income	311	411	388
Other	79	48	17
Other income (expense)	$ (514)	$ 2,645	$ 405

The Company incurred $0.9 million of transaction losses which are included in determining net income primarily related to Edgetech's international operations and foreign currency denominated exposures during the year ended October 31, 2011. There are no transaction gains or losses during the years ended October 31, 2010 and 2009.

In February 2010, the Company completed a small acquisition for approximately $1.6 million in consideration. This operation has been integrated into one of its existing Engineered Products businesses. ASC 805 "*Business Combinations*" requires that a gain be recorded when the fair value of the net assets acquired is greater than the fair value of the consideration transferred. Though uncommon, bargain purchases can occur because of underpayments for the business acquired due to a forced liquidation or distress sale. These assets were acquired at auction due to the business being in Wisconsin receivership proceedings. As such, the Company obtained the assets at a bargain and recognized a gain of approximately $1.3 million in Other, net in its second fiscal quarter of 2010.

In May 2009, a tornado struck and damaged the Company's Mikron facility in Richmond, Kentucky. In May 2010, the Company received the final insurance payment bringing the total cash proceeds from property insurance settlement to $1.8 million of which $0.4 million was received in fiscal 2010 and $1.4 million was received in fiscal 2009. In its third fiscal quarter of 2010, the Company recorded a gain on involuntary conversion in Other, net of approximately $0.9 million, which represents the amount of insurance proceeds received over the carrying value of the damaged property.

20. Subsequent Events

In November 2011, management committed to a plan to close its Barbourville, Kentucky facility (Barbourville) which is included in the Engineered Products segment. The consolidation plan, in part, calls for the permanent closing of Barbourville. The equipment used to manufacture the single seal spacer system will be relocated to the Company's Cambridge, Ohio facility. The Company believes this consolidation will allow it to better serve customers through streamlined operations. The consolidation of operations and the subsequent closure of the Barbourville facility are expected to be completed during 2012.

Under ASC Topic 712, "*Compensation – Nonretirement Postemployment Benefits,*" the Company is required to record charges for contractual termination benefits when it is probable that employees will be entitled to benefits under the contract's terms and the amount can be reasonably estimated. Under ASC Topic 420, "*Exit or Disposal Cost Obligations,*" the Company is required to record charges for one-time employee termination benefits, contract termination costs, and other associated costs as incurred. No exit costs or termination benefits were incurred as of October 31, 2011. No liability has been accrued for the Barbourville closing as of October 31, 2011. The Company does not have a formal employee severance plan. Negotiations with the plant's employee union are in process.

The total expense expected to be incurred in connection with the closure of Barbourville is $9 million over the next 12 months, based upon management's best estimate of future events. Of the estimated charges, approximately 60% is related to relocating and starting up the equipment in Cambridge and approximately 40% is associated with salaried and hourly employee termination related costs. In fiscal 2012, the Company will recognize contractual termination benefits under ASC Topic 712. Additionally, costs considered one-time termination benefits will be recognized ratably over the future service period. Discussions regarding the nature and amount of the hourly employee incentive bonuses are ongoing.

In addition, management estimates that spending of approximately $7 million will be incurred to prepare the Cambridge, Ohio facility for the new operations activity, of which approximately 80% is expected to be capitalized and approximately 20% expensed. Changes to management's estimates may occur. The costs related to the closure, severance and relocation activities will be recorded as incurred, when they meet the definition of a liability, and they will be included in the statements of operations as selling, general, and administrative expenses or as cost of sales, in accordance with the applicable accounting guidance.

21. Quarterly Results of Operations (Unaudited)

The following sets forth the selected quarterly information for the years ended October 31, 2011 and 2010.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands except per share amounts)			
2011:				
Net sales	$ 159,808	$ 203,112	$ 252,413	$ 232,961
Cost of sales[(1)]	139,655	175,512	209,667	187,257
Depreciation and amortization[(2)]	6,059	5,847	6,326	6,294
Operating income (loss)[(3)]	(7,666)	(2,285)	14,637	11,792
Income (loss) from continuing operations	(4,728)	(1,389)	9,016	6,179
Net income (loss)	(4,740)	(1,389)	9,016	6,179
Earnings per share:				
Basic earnings (loss) from continuing operations	$ (0.13)	$ (0.04)	$ 0.24	$ 0.17
Basic earnings (loss)	$ (0.13)	$ (0.04)	$ 0.24	$ 0.17
Diluted earnings (loss) from continuing operations	$ (0.13)	$ (0.04)	$ 0.24	$ 0.17
Diluted earnings (loss)	$ (0.13)	$ (0.04)	$ 0.24	$ 0.17
2010:				
Net sales	$ 151,422	$ 199,386	$ 225,203	$ 222,303
Cost of sales[(1)]	126,134	167,626	184,799	182,290
Depreciation and amortization[(2)]	5,750	5,517	5,211	5,722
Operating income (loss)	1,847	5,679	16,199	13,572
Income (loss) from continuing operations	1,083	4,384	10,429	8,305
Net income (loss)	194	4,313	10,281	8,310
Earnings per share:				
Basic earnings (loss) from continuing operations	$ 0.03	$ 0.12	$ 0.28	$ 0.22
Basic earnings (loss)	$ 0.01	$ 0.12	$ 0.28	$ 0.22
Diluted earnings (loss) from continuing operations	$ 0.03	$ 0.12	$ 0.27	$ 0.22
Diluted earnings (loss)	$ 0.01	$ 0.11	$ 0.27	$ 0.22

(1) Cost of sales excludes depreciation and amortization shown separately.

(2) Depreciation and amortization represent depreciation and amortization directly associated with or allocated to products sold and services rendered and excludes corporate depreciation and amortization.

(3) The Company recorded asset impairment charges during the fourth quarter of fiscal 2011 of $1.8 million primarily related to its plan to consolidate its insulating glass operations which is reported in Asset impairment charges on the Consolidated Statements of Income.

QUANEX BUILDING PRODUCTS CORPORATION

SUPPLEMENTARY FINANCIAL DATA
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Charged (Credited) to Costs & Expenses	Write-offs	Other	Balance at End of Year
			(In thousands)		
Allowance for doubtful accounts[1]:					
Year ended October 31, 2011	$ 1,037	$ 635	$ (627)	$ 17	$ 1,062
Year ended October 31, 2010	1,696	(482)[2]	(178)	1	1,037
Year ended October 31, 2009	1,892	607	(785)	(18)	1,696
Inventory reserves (primarily LIFO)[1]:					
Year ended October 31, 2011	$ 12,768	$ 3,432	$ (491)	$ (49)	$ 15,660
Year ended October 31, 2010	8,165	5,444	(840)	(1)	12,768
Year ended October 31, 2009	15,358	(6,353)	(832)	(8)	8,165

(1) As more fully described in Notes 1, the Company's start-up facility in China, former Vehicular Products segment and non-building products related corporate accounts are reported in discontinued operations for all periods presented.

(2) During the fiscal year ended 2009, a customer filed for Chapter 11 bankruptcy, so a special reserve was recorded. During the second quarter of fiscal 2010, the customer completed its balance sheet restructuring and emerged from bankruptcy resulting in a reversal of the special reserve.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting

There have been no changes in internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the 1934 Act) during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Quanex Building Products Corporation and its subsidiaries (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Even those systems determined to be effective can provide only reasonable assurance with respect to financial statement presentation and preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of October 31, 2011. Deloitte & Touche LLP, the registered public accounting firm that audited the financial statements contained in this report, has issued an attestation report on the Company's internal control over financial reporting.

The evaluation of effectiveness of the Company's internal control over financial reporting did not include the internal control over financial reporting at Edgetech I.G. Inc., an Ohio corporation, the United Kingdom division of Edgetech, and Edgetech Europe GmbH, a Germany company which were acquired on March 31, 2011 and whose financial statements constitute less than 1 percent and 23 percent of net and total assets, respectively, of the consolidated financial statement amounts as of the year ended October 31, 2011. Edgetech's financial statements constitute 6 percent of net sales and 11 percent of net income (Edgetech had a net loss of $1.0 million of the Company's $9.7 million of net income) of the consolidated financial statement amounts for the year ended October 31, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Quanex Building Products Corporation
Houston, Texas

We have audited the internal control over financial reporting of Quanex Building Products Corporation and subsidiaries (the "Company") as of October 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended October 31, 2011 of the Company and our report dated December 19, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP
Houston, Texas
December 19, 2011

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

Pursuant to General Instruction G(3) to Form 10-K, additional information on directors, executive officers and corporate governance of the Registrant is incorporated herein by reference from the Registrant's Definitive Proxy Statement or an amendment to this Form 10-K to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2011.

Item 11. ***Executive Compensation.***

Pursuant to General Instruction G(3) to Form 10-K, information on executive compensation is incorporated herein by reference from the Registrant's Definitive Proxy Statement or an amendment to this Form 10-K to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2011.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

Pursuant to General Instruction G(3) to Form 10-K, information on security ownership of certain beneficial owners and management and related stockholder matters is incorporated herein by reference from the Registrant's Definitive Proxy Statement or an amendment to this Form 10-K to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2011.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

Pursuant to General Instruction G(3) to Form 10-K, information on certain relationships and related transactions, and director independence is incorporated herein by reference from the Registrant's Definitive Proxy Statement or an amendment to this Form 10-K to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2011.

Item 14. ***Principal Accountant Fees and Services.***

Pursuant to General Instruction G(3) to Form 10-K, information on principal accountant fees and services is incorporated herein by reference from the Registrant's Definitive Proxy Statement or an amendment to this Form 10-K to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2011.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) Listing of Documents

Schedules not listed or discussed above have been omitted as they are either inapplicable or the required information has been given in the Consolidated Financial Statements or the notes thereto.

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
2.1	Distribution Agreement among Quanex Corporation, Quanex Building Products LLC and Quanex Building Products Corporation (incorporated by reference to Exhibit 10.1 to Quanex Corporation's Current Report on Form 8-K filed with the Commission on December 24, 2007).
2.2	Agreement and Plan of Merger, dated as of January 31, 2011, by and among Quanex Building Products Corporation, QSB Inc., Lauren Holdco Inc., Lauren International, Inc. and Kevin E. Gray, as agent for the shareholders of Lauren Holdco Inc., filed as Exhibit 2.1 of the Registrant's Current Report on Form 8-K (Reg. No. 001-33913) as filed with the Securities and Exchange Commission on February 2, 2011.
3.1	Certificate of Incorporation of the Registrant dated as of December 12, 2007, filed as Exhibit 3.1 of the Registrant's Registration Statement on Form 10 (Reg. No. 001-33913) as filed with the Securities and Exchange Commission on January 11, 2008, and incorporated herein by reference.
3.2	Amended and Restated Bylaws of the Registrant dated as of August 28, 2008, filed as Exhibit 3.2 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-33913) as filed with the Securities and Exchange Commission for the quarter ended July 31, 2008, and incorporated herein by reference.
4.1	Form of Registrant's common stock certificate, filed as Exhibit 4.1 of Amendment No. 1 to the Registrant's Registration Statement on Form 10 (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on February 14, 2008, and incorporated herein by reference.
4.2	Credit Agreement dated as of April 23, 2008, among the Company, certain of its subsidiaries as guarantors, Wells Fargo Bank, National Association, in its capacity as administrative agent, and certain lender parties, filed as Exhibit 10.1 of the Registrant's Current Report on Form 8-K (Reg. No. 001-33913) dated April 23, 2008, and incorporated herein by reference.
† 10.1	Quanex Building Products Corporation 2008 Omnibus Incentive Plan, as amended effective February 24, 2011, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-33913), as filed with the Securities and Exchange Commission for the quarter ended January 31, 2011, and incorporated herein by reference.
† 10.2	Quanex Building Products Corporation Deferred Compensation Plan, filed as Exhibit 10.7 of Amendment No. 4 to the Registrant's Registration Statement on Form 10 (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on March 17, 2008, and incorporated herein by reference.
† 10.3	Quanex Building Products Corporation Restoration Plan, filed as Exhibit 10.8 of Amendment No. 4 to the Registrant's Registration Statement on Form 10 (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on March 17, 2008, and incorporated herein by reference.
† 10.4	Quanex Building Products Corporation Supplemental Employees Retirement Plan, filed as Exhibit 10.9 of Amendment No. 4 to the Registrant's Registration Statement on Form 10 (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on March 17, 2008, and incorporated herein by reference.
† 10.5	Form of Severance Agreement between the Registrant and certain of its executive officers, filed as Exhibit 10.5 of Amendment No. 1 to the Registrant's Registration Statement on Form 10 (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on February 14, 2008, and incorporated herein by reference.
† 10.6	Form of Change in Control Agreement between the Registrant and certain of its executive officers, filed as Exhibit 10.6 of Amendment No. 1 to the Registrant's Registration Statement on Form 10 (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on February 14, 2008, and incorporated herein by reference.

Exhibit Number	Description of Exhibits
† 10.7	Letter Agreement between the Registrant and David D. Petratis, effective as of July 1, 2008, filed as Exhibit 10.1 of the Registrant's Current Report on Form 8-K (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on May 22, 2008, and incorporated herein by reference.
† 10.8	Form of Indemnity Agreement between the Registrant and each of its independent directors, effective September 2, 2008, filed as Exhibit 10.1 of the Registrant's Current Report on Form 8-K (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on August 29, 2008, and incorporated herein by reference.
† 10.9	Form of Indemnity Agreement between the Registrant and each of its officers, effective September 2, 2008, filed as Exhibit 10.2 of the Registrant's Current Report on Form 8-K (Reg. No. 001-33913), as filed with the Securities and Exchange Commission on August 29, 2008, and incorporated herein by reference.
10.10	Lease Agreement between Cabot Industrial Properties, L.P. and Quanex Corporation dated August 30, 2002 (and assumed by Quanex Homeshield, LLC on November 1, 2007), filed as Exhibit 10.52 to the Annual Report on Form 10-K of Quanex Corporation (Reg. No. 001-05725) for the fiscal year ended October 31, 2003 and incorporated herein by reference.
10.11	First Amendment to Lease Agreement between Cabot Industrial Properties, L.P. and Quanex Corporation dated May 22, 2007 (and assumed by Quanex Homeshield, LLC on November 1, 2007), filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K (Reg. No. 001-33913) for the fiscal year ended October 31, 2008 and incorporated herein by reference.
10.12	Lease dated May 3, 1989, and Lease Extension dated June 9, 2004, between Mikron Industries, Inc. and the W.R. Sandwith and Michael G. Ritter Partnership, filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K (Reg. No. 001-33913) for the fiscal year ended October 31, 2008 and incorporated herein by reference.
10.13	Amendment to Lease by and between W.R. Sandwith and Michael G. Ritter Partnership and Mikron Washington LLC, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (Reg. No. 001-33913) for the quarter ended April 30, 2010 and incorporated herein by reference.
* 12.1	Ratio of Earnings to Fixed Charges.
* 21.1	Subsidiaries of the Registrant.
* 23.1	Consent of Deloitte and Touche LLP.
* 31.1	Certification by chief executive officer pursuant to Rule 13a-14(a)/15d-14(a).
* 31.2	Certification by chief financial officer pursuant to Rule 13a-14(a)/15d-14(a).
* 32	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith.

† Management Compensation or Incentive Plan

As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the Registrant has not filed with this Annual Report on Form 10-K certain instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of any such agreements to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANEX BUILDING PRODUCTS CORPORATION

By: /s/ David D. Petratis — December 19, 2011

David D. Petratis
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ David D. Petratis David D. Petratis	Chairman of the Board, President and Chief Executive Officer	December 19, 2011
/s/ Donald G. Barger, Jr. Donald G. Barger, Jr.	Director	December 19, 2011
/s/ Susan F. Davis Susan F. Davis	Director	December 19, 2011
/s/ William C. Griffiths William C. Griffiths	Director	December 19, 2011
/s/ LeRoy D. Nosbaum LeRoy D. Nosbaum	Director	December 19, 2011
/s/ Joseph D. Rupp Joseph D. Rupp	Director	December 19, 2011
/s/ Curtis M. Stevens Curtis M. Stevens	Director	December 19, 2011
/s/ Robert R. Buck Robert R. Buck	Director	December 19, 2011
/s/ Brent L. Korb Brent L. Korb	Senior Vice President—Finance Chief Financial Officer (Principal Financial Officer)	December 19, 2011
/s/ Deborah M. Gadin Deborah M. Gadin	Vice President and Controller (Principal Accounting Officer)	December 19, 2011

Exhibit 31.1

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, David D. Petratis, certify that:

1. I have reviewed this annual report on Form 10-K of Quanex Building Products Corporation (the Registrant);
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the Registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

December 19, 2011

/s/ DAVID D. PETRATIS

DAVID D. PETRATIS
Chairman of the Board, President and
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Brent L. Korb, certify that:

1. I have reviewed this annual report on Form 10-K of Quanex Building Products Corporation (the Registrant);
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the Registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

December 19, 2011

/s/ BRENT L. KORB

BRENT L. KORB
Senior Vice President – Finance and
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32

Certification Pursuant To Section 906
of the Sarbanes-Oxley Act of 2002
(18 U.S.C. SECTION 1350)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) (the Act), David D. Petratis, President and Chief Executive Officer of Quanex Building Products Corporation (the Company) and Brent L. Korb, Senior Vice President – Finance and Chief Financial Officer of the Company, each hereby certify that, to the best of their knowledge:

(a) the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the Report), fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

December 19, 2011

/s/ DAVID D. PETRATIS	/s/ BRENT L. KORB
DAVID D. PETRATIS	BRENT L. KORB
Chairman of the Board, President and Chief Executive Officer	*Senior Vice President—Finance and Chief Financial Officer*

A signed original of this written statement required by Section 906 has been provided to Quanex Building Products Corporation and will be retained by Quanex Building Products Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

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POINT
OF
YOU.

QUANEX BUILDING PRODUCTS CORPORATION

1900 West Loop South
Suite 1500
Houston, Texas 77027
(713) 961-4600

January 23, 2012

Dear Fellow Stockholder:

You are cordially invited to attend the Company's Annual Meeting of Stockholders to be held at 8:00 a.m., C.S.T., on Thursday, February 23, 2012, at the Company's principal executive offices at 1900 West Loop South, 15th Floor, Houston, Texas.

This year you will be asked to vote in favor of the election of two directors, in favor of an advisory vote approving the Company's executive compensation structure, and in favor of ratifying the appointment of Deloitte & Touche LLP as the Company's external auditors. These proposals are more fully explained in the attached proxy statement, which you are encouraged to read.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF EACH PROPOSAL OUTLINED IN THE ATTACHED PROXY. THE BOARD FURTHER URGES YOU TO VOTE AT YOUR EARLIEST CONVENIENCE, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

Thank you for your continued support.

Sincerely,

David D. Petratis
Chairman of the Board

YOUR VOTE IS IMPORTANT

QUANEX BUILDING PRODUCTS CORPORATION
PROXY STATEMENT

TABLE OF CONTENTS

Quanex
building products

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held February 23, 2012

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Quanex Building Products Corporation, a Delaware corporation (the "Company" or "Quanex"), will be held at the principal executive offices of the Company, 1900 West Loop South, Suite 1500, Houston, Texas, 77027, on Thursday, February 23, 2012, at 8:00 a.m., C.S.T., for the following purposes:

(1) To elect two directors to serve until the Annual Meeting of Stockholders in 2015;
(2) To provide a non-binding advisory vote approving the Company's executive compensation program;
(3) To ratify the appointment of Deloitte & Touche LLP as the Company's external auditors; and
(4) To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Information with respect to the above matters is set forth in the Proxy Statement that accompanies this Notice.

The Board of Directors has fixed the close of business on January 6, 2012, as the record date for determining stockholders entitled to notice of and to vote at the meeting. A complete list of the stockholders entitled to vote at the meeting will be maintained at the Company's principal executive offices, will be open to the examination of any stockholder for any purpose germane to the meeting during ordinary business hours for a period of ten days prior to the meeting, and will be made available at the time and place of the meeting during the whole time thereof.

Please execute your vote promptly. Your designation of a proxy is revocable and will not affect your right to vote in person if you find it convenient to attend the meeting and wish to vote in person.

The Company's Annual Report to Stockholders for the fiscal year ended October 31, 2011, accompanies this Notice.

By order of the Board of Directors,

Kevin P. Delaney
Senior Vice President – General Counsel and Secretary

Houston, Texas
January 23, 2012

PROXY STATEMENT

Annual Meeting of Stockholders
To Be Held February 23, 2012

This Proxy Statement and the accompanying form of proxy are to be first mailed on or about January 23, 2012, to all holders of record on January 6, 2012 (the "Record Date"), of the common stock, $.01 par value (the "Common Stock"), of Quanex Building Products Corporation, a Delaware corporation (the "Company"), and are furnished in connection with the solicitation of proxies by the Board of Directors of the Company to be used at the Annual Meeting of Stockholders to be held at the Company's principal executive offices, 1900 West Loop South, Suite 1500, Houston, Texas, 77027, at 8:00 a.m., C.S.T., on Thursday, February 23, 2012, and at any adjournment or adjournments thereof. Shares of Common Stock represented by any un-revoked proxy in the enclosed form, if such proxy is properly executed and is received prior to the meeting, will be voted in accordance with the specifications made on such proxy. Proxies on which no specifications have been made will be voted for the election as director of the nominees listed herein and for each other proposal included herein. Proxies are revocable by written notice to the Secretary of the Company at the address of the Company set forth below, or by delivery of a later dated proxy, at any time prior to their exercise. Proxies may also be revoked by a stockholder attending and voting in person at the meeting.

The Common Stock is the only class of securities of the Company that is entitled to vote at the meeting. As of the close of business on the Record Date, the date for determining stockholders who are entitled to receive notice of and to vote at the meeting, there were 36,755,713 shares of Common Stock outstanding. Each share is entitled to one vote. The presence at the meeting, in person or by proxy, of the holders of a majority of shares of Common Stock is necessary to constitute a quorum. Abstentions and broker non-votes are counted as present in determining whether the quorum requirement is satisfied.

The cost of soliciting proxies will be borne by the Company. Solicitation may be made personally or by mail, telephone or electronic data transfer by officers, directors and regular employees of the Company (who will not receive any additional compensation for any solicitation of proxies), or by the firm of Alliance Advisors, LLC, which has been retained by the Company to assist in the solicitation for a fee of approximately $6,000. The Company will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses for sending proxy materials to the beneficial owners of Common Stock. The mailing address of the Company's principal executive office is 1900 West Loop South, Suite 1500, Houston, Texas, 77027.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON FEBRUARY 23, 2012:

Our Proxy Statement and 2011 Annual Report are available online at the following web address:

http://www.quanex.com/2011AR

In accordance with Securities and Exchange Commission rules, this website provides complete anonymity with respect to any stockholder accessing it.

MATTERS TO COME BEFORE THE MEETING

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Two directors are to be elected at the meeting. The Company's Certificate of Incorporation and Amended and Restated Bylaws both provide that the Board of Directors shall be divided into three classes as nearly equal in number as possible, with the terms of office of the classes expiring at different times. Directors are divided into three classes with Classes I, II, and III standing for election at the annual meetings of stockholders in 2014, 2012 and 2013, respectively. Messrs. Petratis and Barger were elected by the stockholders in 2009 to a term ending in 2012. Mr. Buck was elected as a director by the Board, effective November 15, 2011, for a term ending in 2012. Both Class III directors were elected to a term ending in 2013 at the Company's 2010 Annual Meeting, and all Class I directors were elected to a term ending in 2014 at the 2011 Annual Meeting. The terms of office of David D. Petratis, Donald G. Barger, Jr., and Robert R. Buck expire at the 2012 Annual Meeting. Mr. Barger is retiring from the Board at the expiration of his term and is therefore not running for re-election.

In reviewing the information contained in this Proxy Statement that relates to our directors and officers, it is important to note that Quanex Building Products Corporation was initially created on December 12, 2007, in connection with the April 2008 spin-off of the building products business of Quanex Corporation, and related merger of Quanex Corporation with Gerdau S.A. In connection with these transactions, the directors and officers of Quanex Corporation became the directors and officers of Quanex Building Products Corporation. As such, we have listed these "carryover" directors and officers as beginning with the Company in 2007 despite the fact that they may have served in similar positions with Quanex Corporation prior to that time. For information related to the transaction, the origins of Quanex Building Products Corporation, and any pre-transaction service as a director or officer of Quanex Corporation, please see (a) the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2008, (b) the Information Statement attached as Exhibit 99.1 to the Company's Registration Statement on Form 10, filed April 4, 2008 and effective April 9, 2008, and (c) Quanex Corporation's Annual Report on Form 10-K, as amended by Form 10-K/A,. for the fiscal year ended October 31, 2007.

Nominees for election for term expiring at the 2015 Annual Meeting (Class II Directors)	Principal Occupation	Age	Director Since
David D. Petratis	Chairman, President and Chief Executive Officer, Quanex Building Products Corporation (Houston, Texas).	54	2008
Robert R. Buck	Chairman of the Board of Beacon Roofing Supply, Inc., a leading distributor of roofing materials (Peabody, Massachusetts).	64	2011
Director whose term expires at the 2012 Annual Meeting (Class II Director)			
Donald G. Barger, Jr.	Retired Executive Vice President and Chief Financial Officer of YRC Worldwide Inc. (formerly Yellow Roadway Corporation), a provider of transportation services throughout North America and other international markets (Overland Park, Kansas).	68	2007
Directors whose terms expire at the 2013 Annual Meeting (Class III Directors)			
William C. Griffiths	Former Chairman of the Board, President and Chief Executive Officer of Champion Enterprises, Inc., a leading producer of modular and manufactured housing (Troy, Michigan).	60	2009
LeRoy D. Nosbaum	President and Chief Executive Officer of Itron, Inc., a leading technology provider to the global energy and water industries and a leading provider of intelligent metering, data collection and utility software solutions (Spokane, Washington).	65	2010

Directors whose terms expire at the 2014 Annual Meeting (Class I Directors)	Principal Occupation	Age	Director Since
Susan F. Davis	Executive Vice President of Human Resources of Johnson Controls, Inc., a global leader in automotive systems, building efficiency and power solutions (Milwaukee, Wisconsin).	58	2007
Joseph D. Rupp	Chairman, President and Chief Executive Officer of Olin Corporation, a basic materials company concentrated in chemicals and ammunition (Clayton, Missouri).	61	2007
Curtis M. Stevens	Executive Vice President and Chief Operating Officer of Louisiana-Pacific Corporation, a leading building materials manufacturer (Nashville, Tennessee).	59	2010

Director Biographies, Key Attributes, and Skills

ROBERT BUCK, age 64

Biography: Mr. Buck is the Chairman of the Board and former President and Chief Executive Officer of Beacon Roofing Supply, Inc., a NASDAQ traded roofing materials distributor. Prior to becoming Chairman in early 2011, Mr. Buck served as Chairman and CEO of Beacon from 2007 to 2011 and as President and CEO from 2003 to 2007. Beacon Roofing is a $1.8 billion NASDAQ-traded company. Prior to joining Beacon in 2003, Mr. Buck spent 21 years with Cintas Corporation in various executive positions. Mr. Buck holds a B.S. in Finance from the University of Cincinnati.

Key Attributes, Experience, and Skills: During his time at Beacon Roofing and Cintas Corporation, Mr. Buck developed extensive executive leadership, finance and accounting expertise. Mr. Buck also participated in numerous mergers and acquisitions and has built strong corporate governance experience. In addition, Mr. Buck's tenure at Beacon Roofing has provided him substantial experience in the building products industry. Mr. Buck has also amassed a good deal of public company board experience through his service on the boards of Beacon Roofing Supply, Multi-Color Corporation, and Kendle International.

Other Directorships Since 2006: Mr. Buck currently serves on the boards of Beacon Roofing Supply, Inc., Multi-Color Corporation, and LVI Services, Inc., and served on the board of Kendle International, Inc., a former Nasdaq-traded company, until 2011.

SUSAN DAVIS, age 58

Biography: Ms. Davis was elected in September 2006 as Executive Vice President of Human Resources for Johnson Controls, Inc., a global leader in automotive systems, building efficiency and power solutions. Ms. Davis previously served as Vice President of Human Resources for Johnson Controls from 1994 to 2006, and in various other positions with Johnson Controls, which she originally joined in 1983. Johnson Controls is a $41 billion NYSE-traded company.

Key Attributes, Experience, and Skills: As the executive leader of Human Resources for Johnson Controls since 1994, Ms. Davis has acquired extensive management, corporate governance, public company, and international business expertise. She has also worked extensively with executive compensation and management development issues. Further, Ms. Davis' time as a director for Butler Manufacturing and Johnson Controls' status as a global leader in building efficiency products and controls has provided Ms. Davis with the opportunity to accumulate extensive experience in the building products industry and with manufacturing processes, both of which are very valuable in her service as a director of the Company. Ms. Davis also gained public company board experience as a result of her service as a director for Butler Manufacturing and Quanex Corporation.

Other Directorships Since 2006: Ms. Davis served on the board of Quanex Corporation from 1998 until its merger with Gerdau in April 2008.

WILLIAM GRIFFITHS, age 60

Biography: Mr. Griffiths is the former Chairman of the Board, President and CEO of Champion Enterprises, Inc., a leading NYSE-traded producer of modular and manufactured housing. He joined Champion as a Director, and as President and Chief Executive Officer, in August 2004, and was named Chairman of the Board in 2006. Champion filed for Chapter 11 bankruptcy on November 15, 2009. From 2001 to 2004, Mr. Griffiths was President – Fluid Systems Division at SPX Corporation, a global multi-industry company located in Charlotte, NC. Mr. Griffiths graduated from the University of London with a BS with Honors in Mining Engineering. In addition, Mr. Griffiths is a graduate of the Harvard Business School's PMD executive education program.

Key Attributes, Experience, and Skills: During his tenure as CEO of Champion Enterprises, Mr. Griffiths gained extensive experience with manufacturing processes, corporate governance, and public company issues. Champion also provided Mr. Griffiths with valuable expertise and insight into the building products industry. In addition, Mr. Griffiths' tenure as a senior leader at SPX Corporation provided him with extensive and wide-reaching expertise in international operations management and international business in general. It also allowed him to build a great deal of experience in mergers and acquisitions, both international and domestic.

Other Directorships Since 2006: Mr. Griffiths served as a member of the Champion board from 2004 to 2010, including a term as Chairman from 2006 to 2010. Mr. Griffiths also served as a member of the board of Wolverine Tube, Inc. from 2005 to 2007.

LEROY NOSBAUM, age 65

Biography: Mr. Nosbaum is the President and Chief Executive Officer of Itron, Inc., a leading technology provider to the global energy and water industries and a leading provider of intelligent metering, data collection and utility software solutions. Mr. Nosbaum joined Itron in 1996, was promoted to the role of President and CEO in 2000, and was elected as Chairman in 2002. He retired from Itron in 2009, but returned as President and Chief Executive Officer in 2011. Itron is a $2.3 billion Nasdaq-traded company. Prior to his employment with Itron, Mr. Nosbaum served in various positions at Metricom, Inc. from 1989 to 1996, and at Schlumberger Limited from 1977 to 1989.

Key Attributes, Experience, and Skills: Mr. Nosbaum brings to the board strong sales, marketing and technology expertise, which he gained during his service as the Executive VP of Marketing and Sales for Metricom, Inc. In his various roles at Itron, Mr. Nosbaum also built extensive public company, strategic development, technology and manufacturing process expertise. Mr. Nosbaum gained extensive finance and acquisition experience while serving as CEO of Itron. Mr. Nosbaum also gained international experience at Itron, which is an international company with operations throughout Europe, South America, and Asia. In addition, he has built corporate governance expertise both through his role as CEO of Itron, and through his service on the Nominating and Corporate Governance Committee of Esterline Technologies Corporation.

Other Directorships Since 2006: Mr. Nosbaum served as director of Itron from 2000 to 2002 and as Chairman from 2002 to 2009. He returned to Itron in 2011, and he currently serves on the Itron board of directors. Mr. Nosbaum also served on the board of Esterline Technologies Corporation from 2009 to 2011.

DAVID PETRATIS, age 54

Biography: Mr. Petratis was elected Chairman of the Board of the Company on December 4, 2008, and was named President and CEO of the Company on July 1, 2008. Before joining the Company, Mr. Petratis served as President and Chief Executive Officer of the North American Operating Division of Schneider Electric from 2004 to 2008 and as President and Chief Operating Officer from 2002 until his promotion in 2004. Schneider Electric is a global manufacturer of electrical distribution and industrial control products, systems and services. Prior to that time, Mr. Petratis was President of MGE UPS Systems America, a spin-out of Schneider Electric. Prior to that, he held key management positions with Square D Company from 1981 to 1994.

Key Attributes, Experience, and Skills: As the Company's Chairman and Chief Executive Officer, Mr. Petratis provides the Board with valuable insight into management's views and perspectives. Mr. Petratis' time at Schneider Electric and Quanex have provided him with an extensive background in the building products industry, as well as strong experience with operations and lean manufacturing, the merger and acquisition process, and strategy development. In addition to his service as Chairman of Quanex, Mr. Petratis has also acquired executive compensation, finance, and public board experience through his tenure as a director and member of the Audit & Finance Committee and the Management Development & Compensation Committee of Gardner Denver, Inc.

Other Directorships Since 2006: Mr. Petratis currently serves on the board of Gardner Denver, Inc.

JOSEPH RUPP, age 61

Biography: Mr. Rupp has been Chairman, President and Chief Executive Officer of Olin Corporation since 2005. Prior to his election as Chairman, Mr. Rupp was President and Chief Executive Officer of Olin from 2002 to 2005. Prior to 2002, Mr. Rupp served in various positions with Olin, which he originally joined in 1972. Olin is a $1.6 billion NYSE-traded basic materials company concentrated in chemicals and ammunition.

Key Attributes, Experience, and Skills: As the Chairman and CEO of Olin, Mr. Rupp has amassed strong corporate governance expertise, public company management experience, and solid financial acumen. He also brings a wealth of experience in operations management, lean manufacturing processes, and mergers and acquisitions. In addition, he has gained extensive public board experience as a director of Olin since 2002.

Other Directorships Since 2006: Mr. Rupp served as a director of Olin Corporation from 2002 to 2005, and has been Chairman of Olin's board since 2005. He also served as a director of Quanex Corporation from 2007 until its merger with Gerdau in April 2008.

CURTIS STEVENS, age 59

Biography: Mr. Stevens is currently the Executive Vice President and Chief Operating Officer of Louisiana-Pacific Corporation, a $1.4 billion NYSE-traded building materials manufacturer. Mr. Stevens has served as CFO of Louisiana Pacific since 1997, and as Executive Vice President, Administration, since 2002. Prior to joining Louisiana Pacific, Mr. Stevens served for 14 years in various financial and operational positions at Planar Systems, a flat-panel display products manufacturer. Mr. Stevens holds a B.A. in Economics and an M.B.A in Management from the University of California at Los Angeles.

Key Attributes, Experience, and Skills: Through his roles as COO and CFO of Louisiana Pacific, Mr. Stevens has acquired broad experience in the building products industry. He also possesses a strong background in accounting and finance, as well as extensive expertise in information technology and supply chain management, strategy development, and public company issues. Further, Louisiana Pacific's international operations have provided Mr. Stevens with strong international business experience.

Retiring Director:

DONALD BARGER, age 68

Biography: Mr. Barger retired in February 2008 from YRC Worldwide Inc. (formerly Yellow Roadway Corporation), one of the world's largest transportation service providers. Mr. Barger served as a special advisor to the Chief Executive Officer of YRC Worldwide Inc. from August 2007 to February 2008, and as Executive Vice President and Chief Financial Officer of YRCW from December 2000 to August 2007. From March 1998 to December 2000, Mr. Barger was Vice President and Chief Financial Officer of Hillenbrand Industries, a provider of services and products for the health care and funeral services industries. From 1993 to 1998, Mr. Barger was Vice President of Finance and Chief Financial Officer of Worthington Industries, Inc., a diversified steel processor.

Key Attributes, Experience, and Skills: During his time at YRC Worldwide and Hillenbrand Industries, Mr. Barger built a deep knowledge of finance, accounting, auditing, and management processes, and also gained extensive strategic, and manufacturing process expertise. Mr. Barger has also participated in numerous mergers and acquisitions and has built strong public company, corporate governance, and international expertise. Mr. Barger has also amassed a good deal of public company board experience through his service on the boards of Quanex Corporation, Gardner Denver, Globe Specialty Metals and Precision Aerospace Components.

Other Directorships Since 2006: Mr. Barger currently serves on the boards of Gardner Denver, Inc., Globe Specialty Metals, Inc. and Precision Aerospace Components, Inc. Mr. Barger also served on the Board of Quanex Corporation from 1995 until its merger with Gerdau in April 2008.

The Board of Directors has affirmatively determined that Ms. Davis and each of Messrs. Barger, Buck, Griffiths, Nosbaum, Rupp, and Stevens have no material relationship with the Company and have satisfied the independence requirements of the New York Stock Exchange. In assessing director independence, the Board of Directors considered the relationships (as a customer or supplier or otherwise) of the Company with various companies with which such directors may be affiliated and has determined that there are no such relationships that, in the opinion of the Board, might impact any director's independence. In making this assessment, the Board took into account the level of transactions with such companies in relationship to the Company's and the other parties' aggregate sales, the level of director involvement in such transactions and the ability of such directors to influence such transactions. Based on its review, the Board determined that no transactions occurred during the year that might affect any non-employee director's independence. During the fiscal year, the Nominating and Corporate Governance Committee determined that there were no "related party" transactions, as defined by the Securities and Exchange Commission. In addition, each of such directors has met the definitions of "non-employee director" under Rule 16b-3 of the Securities and Exchange Act of 1934 and "outside director" under Section 162(m) of the Internal Revenue Code of 1986.

There are no arrangements or understandings between any person and any of the directors pursuant to which such director was selected as a nominee for election at the Meeting, and there are no family relationships among any of the directors or executive officers of the Company. Messrs. Buck and Petratis have each indicated a willingness to serve if elected. If a nominee should be unable to serve or will not serve for any reason, and if any other person is nominated, the persons designated on the accompanying form of proxy will have discretionary authority to vote or refrain from voting in accordance with their judgment on such other nominee unless authority to vote on such matter is withheld. The nominee(s) receiving a plurality of votes cast at the meeting will be elected director(s). Cumulative voting is not permitted in the election of directors. Abstentions and broker non-votes will not be treated as a vote for or against any particular director and will not affect the outcome of the election of directors.

Recommendation

The Board of Directors recommends that you vote "FOR" each nominee. Unless you give contrary instructions in your proxy, your proxy will be voted "FOR" the elections of Mr. Buck and Mr. Petratis. If any nominee should become unable or unwilling to accept nomination or election, the person acting under the proxy will vote for the election of such other person as the Board of Directors may recommend. The Board has no reason, however, to believe that any nominee will be unable or unwilling to serve if elected.

PROPOSAL NO. 2
ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

At the meeting, the stockholders will vote on a non-binding, advisory resolution regarding the compensation of the Company's named executive officers.

We believe that our compensation practices and procedures are competitive, focused on pay-for-performance and strongly aligned with the long-term interests of our stockholders. This advisory stockholder vote, commonly known as "Say-on-Pay," gives you as a stockholder the opportunity to express approval or withhold approval of the compensation we pay our named executive officers through voting for or against the following resolution:

> "Resolved, that the stockholders approve the compensation of the Company's named executive officers as disclosed in the Company's 2012 proxy statement pursuant to the disclosure rules of the Securities and Exchange Commission (which disclosure includes the Compensation Discussion and Analysis, the Summary Compensation Table and the other executive compensation tables and related discussion)."

The Company and the compensation committee remain committed to the compensation philosophy, practices, and objectives outlined under the heading "Compensation Discussion and Analysis" in this proxy statement. As always, the compensation committee will continue to review all elements of the executive compensation program and take any steps it deems necessary to continue to fulfill the objectives of the program.

Stockholders are encouraged to carefully review the "Compensation Discussion and Analysis" section of this proxy statement for a detailed discussion of the Company's executive compensation program.

Because your vote is advisory, it will not be binding upon the Company or the board of directors. However, the compensation committee will take into account the outcome of the vote when considering future executive compensation arrangements.

Board Recommendation

The Board recommends that you vote "FOR" the ratification of the advisory (non-binding) proposal on the compensation of the Company's named executive officers.

PROPOSAL NO. 3
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

The Audit Committee has selected Deloitte & Touche LLP, an independent registered public accounting firm, to audit our consolidated financial statements for fiscal year 2012. Deloitte & Touche LLP has served as our independent registered public accounting firm since 1980. We are asking the stockholders to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending October 31, 2012. Deloitte & Touche LLP was appointed by the Audit Committee in accordance with its charter.

In the event stockholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and its stockholders' best interests.

The Audit Committee has approved all services provided by Deloitte & Touche LLP. A representative of Deloitte & Touche LLP will be present at the Annual Meeting, will have the opportunity to make a statement, and will be available to respond to appropriate questions you may ask.

This vote requires approval by the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on this proposal. Abstentions with respect to the approval of this proposal will have the effect of a vote against this proposal. Broker non-votes will not be counted for the purpose of determining the number of votes necessary for approval of this proposal.

Board Recommendation

The Board recommends that you vote "FOR" the ratification of appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending October 31, 2012.

EXECUTIVE OFFICERS

Set forth below is certain information concerning the executive officers of the Company, each of whom serves at the pleasure of the Board of Directors. There is no family relationship between any of these individuals or any of the Company's directors. There are no arrangements or understandings between any person and any of the executive officers pursuant to which such executive officer was selected as an executive officer, except for arrangements or understandings with such executive officer acting solely in such executive officer's capacity as such.

Name and Age	Office and Length of Service
David D. Petratis, 54	Chairman of the Board, President and Chief Executive Officer since 2008
Brent L. Korb, 39	Senior Vice President – Finance and Chief Financial Officer since 2008
Kevin P. Delaney, 50	Senior Vice President – General Counsel and Secretary since 2007
Jairaj T. Chetnani, 40	Vice President – Treasurer since 2008
Deborah M. Gadin, 42	Vice President – Controller since 2008

Mr. Petratis was elected Chairman of the Board of the Company on December 4, 2008, and was named President and CEO of the Company on July 1, 2008. Before joining the Company, Mr. Petratis served as President and Chief Executive Officer of the North American Operating Division of Schneider Electric from 2004 to 2008 and as President and Chief Operating Officer from 2002 until his promotion in 2004. Schneider Electric is a global manufacturer of electrical distribution and industrial control products, systems and services. Prior to that time, Mr. Petratis was President of MGE UPS Systems America, a spin-out of Schneider Electric. Prior to that, he held key management positions with Square D Company from 1981 to 1994. Mr. Petratis currently serves on the board of Gardner Denver, Inc.

Mr. Korb was named Senior Vice President – Finance and Chief Financial Officer of the Company on August 1, 2008. Mr. Korb was named Vice President – Controller of Quanex Corporation in 2005, and was elected to the same position with the Company upon its creation on December 12, 2007. Prior to his election as Vice President – Controller of Quanex Corporation, Mr. Korb served as Assistant Controller of Quanex Corporation from 2003 to 2005. Prior to that time, Mr. Korb was Controller & Director of Business Analysis since 2003, and Manager of Business Analysis since 2001, of Resolution Performance Products, a manufacturer of specialty chemicals. From 1996 to 2001, Mr. Korb held positions at Service Corporation International, a provider of funeral, cremation and cemetery services, including Director International Finance & Accounting, Manager International Finance & Accounting, Manager Corporate Development, Manager Strategic Planning, and Financial Analyst.

Mr. Delaney was named Senior Vice President – General Counsel and Secretary of Quanex Corporation on February 24, 2005, and was elected to the same position with the Company upon its creation on December 12, 2007. Prior to that, he was Vice President – General Counsel of Quanex Corporation since 2003, and Secretary since 2004. Prior to that he was Chief Counsel for Trane Residential Systems, a business of American Standard Companies, a global manufacturer with market leading positions in automotive, bath and kitchen, and air conditioning systems, since 2002; Assistant General Counsel for American Standard Companies since 2001; and Group Counsel for The Trane Company's North American Unitary Products Group since 1997. Prior to that time, Mr. Delaney was Vice President - General Counsel with GS Roofing Products Company, Inc. from 1995 to 1997 and Senior Attorney with GTE Directories Corporation from 1991 to 1995.

Mr. Chetnani was named Vice President – Treasurer of the Company on December 1, 2008. Prior to that time, Mr. Chetnani was Treasurer at MEMC Electronic Materials, a NYSE listed global manufacturer of semiconductor wafers since 2005. Prior to that, Mr. Chetnani held positions of increasing responsibility in Corporate Treasury at YRC Worldwide, Inc., a Fortune 500 transportation services provider, and Hillenbrand Industries, an international holding company in the medical, funeral and financial services industries.

Ms. Gadin was named Vice President – Controller of the Company on June 16, 2008. Ms. Gadin was named Assistant Controller of Quanex Corporation in 2005, and was elected to the same position with the Company upon its creation on December 12, 2007. Prior to 2005, Ms. Gadin was Director of Financial Planning, Reporting and Analysis at Hexion Specialty Chemicals, the world's largest producer of resins for industrial applications, since 2004. From 1996 to 2004, Ms. Gadin held positions of increasing responsibility at Service Corporation International, including Director Financial Reporting, Director Operational Process Improvement, Director Finance and Development, Director Corporate Development, Manager Corporate Development and Senior Financial Analyst. Prior to that time, Ms. Gadin was a certified public accountant at Coopers and Lybrand LLP.

DIRECTOR AND OFFICER COMPENSATION

Director Compensation

Directors who are also employees of the Company do not receive any additional compensation for serving on our Board. Mr. Petratis was the only director who was also an employee of the Company, and as such he did not receive any additional compensation for such service.

For the fiscal year ended October 31, 2011, our non-employee directors received the following compensation:

- **Annual Cash Retainer**(1) – $50,000/year paid quarterly
- **Committee Member Retainer**(1) –
  - Member of Audit Committee: $7,500/year paid quarterly
  - Member of Compensation and Management Development Committee: $5,000/year paid quarterly
  - Member of Nominating and Corporate Governance Committee: $5,000/year paid quarterly
- **Committee Chairman Fees**(1) –
  - Chairman of Audit Committee: $15,000/year paid quarterly
  - Chairman of Compensation and Management Development Committee: $10,000/year paid quarterly
  - Chairman of Nominating and Corporate Governance Committee: $10,000/year paid quarterly
- **Lead Director Fee**(1) – $20,000/year paid quarterly
- **Annual Stock Retainer**(2) – Equivalent value of $25,000 in restricted stock units and equivalent value of $50,000 in options to purchase shares of the Company's common stock. Both the restricted stock units and the stock options vest immediately upon issuance on October 31; however, the restricted stock units are restricted until the director ceases to serve in such role.
- **Initial Stock Option Grant**(2) – Following the first full year of service as a director, each non-employee director receives an initial stock option grant to purchase 5,000 shares of the Company's common stock. These options vest immediately.
- **Expense Reimbursement** – Directors are reimbursed for their expenses relating to attendance at meetings.

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1. Non-employee directors are permitted to defer all or any part of their cash retainers and fees under the Quanex Building Products Corporation Deferred Compensation Plan (the "DC Plan"). These deferrals are placed into notional accounts maintained under the DC Plan and are deemed invested in cash, units denominated in Common Stock, or any of the accounts available under the Company's qualified 401(k) plan, as the director elects. If a director elects to make a deferral to his or her notional common stock unit account for a period of three full years or more, a matching award equal to 20% of the amount deferred is made by the Company to the director's notional account. The Board elected to suspend the match effective April 1, 2009, due to the turbulent economic conditions at that time. The number of units that is deemed invested in Company common stock units and credited to a director's notional account is equal to the number of shares of Common Stock that could have been purchased with the dollar amount deferred or matched based on the closing price of the Common Stock on the New York Stock Exchange on the date the amount would have been paid had it not been deferred. If a dividend or other distribution is declared and paid on Common Stock, for each notional common stock unit credited to a director's account a corresponding credit will be accrued in the director's notional matching account. Except with respect to matching deferrals (and dividend deferrals, if any), all director deferrals are 100% vested. Matching deferrals (and dividend deferrals, if any) are 100% vested, unless a director receives a distribution from the DC Plan for any reason other than death, disability or retirement, within three years after a deferral was credited to his or her notional common stock unit account. If a director receives such a distribution from the DC Plan, any matching amount corresponding to the deferral that has been credited for less than three years, plus any dividends or other distributions that correspond to such matching amount, will be forfeited. No payments may be made under the DC Plan until a distribution is permitted in accordance with the terms of the DC Plan. In the event of a "change in control" of the Company, any amount credited to a director's account is fully vested and is payable in cash within five days after the change in control occurs. A "change in control" is defined generally as (i) an acquisition of securities resulting in an individual or entity or group thereof becoming, directly or indirectly, the beneficial owner of 20% or more of either (a) the Company's then-outstanding Common Stock or (b) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors, (ii) a change in a majority of the persons who were members of the Board of Directors as of December 12, 2007 (the "Incumbent Board"), (iii) generally, a reorganization, merger or consolidation or sale of the Company or disposition of all or substantially all of the assets of the Company, or (iv) the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company. For this purpose, an individual will be treated as a member of the Incumbent Board if he becomes a director subsequent to December 12, 2007, and his election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board; unless his initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, entity or group other than the Board. All distributions under the DC Plan will be made in cash. Any deferral or payment permitted under the DC Plan will be administered in a manner that is intended to comply with Section 409A of the Internal Revenue Code of 1986.

2. Restricted stock unit grants and stock option grants are issued from the Quanex Building Products Corporation 2008 Omnibus Incentive Plan, as amended.

The table below shows the total compensation of our non-employee directors in fiscal 2011. Mr. Buck was not a director during fiscal 2011, and therefore received no compensation from the Company during the year.

Name	Fees Earned or Paid in Cash [(1)] ($)	Stock Awards [(2)] ($)	Option Awards [(2)] ($)	Change in Pension Value & Nonqualified Deferred Compensation Earnings [(3)] ($)	All Other Compensation [(4)] ($)	Total ($)
Donald G. Barger, Jr.	61,250	25,267	50,524	-	1,275	138,316
Susan F. Davis	65,000	25,267	50,524	-	912	141,703
William C. Griffiths	65,000	25,267	50,524	-	475	141,266
LeRoy D. Nosbaum	55,000	25,267	96,004	-	224	176,495
Joseph D. Rupp	82,500	25,267	50,524	-	912	159,203
Curtis M. Stevens	65,417	25,267	73,565	-	224	164,473

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(1) Amounts shown reflect fees earned by the directors from Quanex Building Products Corporation during fiscal year 2011. During fiscal 2011, Messrs. Barger, Stevens and Ms. Davis elected to defer cash compensation of $16,250 $32,708 and $16,250, respectively, under the DC Plan in the form of notional common stock units, and their accounts were credited with 956; 2,114; and 956 notional common stock units, respectively.

(2) These columns show respectively, the aggregate grant date fair value for restricted stock units and stock options awarded in fiscal 2011 computed in accordance with FASB ASC Topic 718. Director grants vest immediately and as such are expensed on the date of grant. A discussion of the assumptions used in computing the grant date fair values may be found in Note 14 to Quanex Building Products Corporation's audited financial statements on Form 10-K for the year ended October 31, 2011. These values reflect the Company's assumptions to determine the accounting expense for these awards and do not necessarily correspond to the actual value that may be recognized by directors.

The following table shows the grant date fair value of restricted stock units and option grants made during fiscal year 2011 as well as the aggregate number of restricted stock units and stock option awards outstanding for each director as of October 31, 2011:

	Restricted Stock Units			Stock Options		
	Grants		Outstanding as of October 31, 2011	Grants		Outstanding as of October 31, 2011
Name	Grant Date	Grant Date Fair Value ($)	(#)	Grant Date	Grant Date Fair Value ($)	(#)
Barger	10/31/2011	25,267	9,684	10/31/2011	50,524	40,432
Davis	10/31/2011	25,267	7,411	10/31/2011	50,524	40,432
Griffiths	10/31/2011	25,267	4,682	10/31/2011	50,524	25,011
Nosbaum	10/31/2011	25,267	3,111	10/31/2011	50,524	19,522
				5/1/2011	45,480	
Rupp	10/31/2011	25,267	7,411	10/31/2011	50,524	40,432
Stevens	10/31/2011	25,267	3,111	10/31/2011	50,524	19,522
				10/1/2011	23,041	

(3) The Company does not provide a pension plan for non-employee directors. None of the directors received preferential or above-market earnings on deferred compensations.

(4) Amounts shown represent dividends on outstanding restricted stock units.

Compensation Discussion and Analysis

Introduction

This section of the proxy describes the compensation paid to the executive officers listed in the Summary Compensation Table on page 32:

- David D. Petratis – Chairman, President and CEO
- Brent L. Korb – Senior Vice President, Finance and CFO
- Kevin P. Delaney – Senior Vice President – General Counsel and Secretary
- Jairaj T. Chetnani – Vice President – Treasurer
- Deborah M. Gadin – Vice President – Controller

The compensation programs described, however, apply more broadly to other officers and management personnel at the Company, with changes as appropriate to reflect different levels and types of responsibility. The Company believes that this approach helps to align Quanex employees into a unified team committed to the Company's corporate objectives.

Executive Summary, Market Considerations, and 2011 Company Highlights

We use traditional compensation elements of base salary, annual incentives, long-term incentives, and employee benefits to deliver attractive and competitive compensation. We benchmark both compensation and company performance in evaluating the appropriateness of pay. All of our executive pay programs are administered by an independent compensation committee, with assistance from an independent consultant. We target the market median for fixed compensation, while providing the executive with an opportunity to earn upper quartile incentive pay based on company performance.

We compete in a market heavily influenced by the market demand for new home construction and existing home repair. This market is currently in a meaningful downtrend, affecting the end markets for our products. At the beginning of fiscal 2011, we built our business plan based on projected housing starts, prime window demand, and market demand for aluminum. At year end those markets were significantly below our original forecast due to continued softness in the housing market and world demand for aluminum. In spite of the market environment, our executive management team achieved significant results in operations, market share, margins, efficiencies, organization improvements and new product development.

When reviewing fiscal 2011 accomplishments, we highlight the following:

- Edgetech Acquisition – we added significant market opportunity with the acquisition of Edgetech, which made us a global market leader in warm-edge spacer technology. In addition, we achieved cost synergies through the integration of the operations and sales and marketing efforts with other EPG units.

- Yakima Acquisition – we expanded our presence in vinyl profiles while simultaneously furthering our relationship with a major player in the industry. The addition of this location allowed us to achieve cost synergies through reductions at other facilities and rebalancing production for optimal efficiency.

- In a declining end market, we grew revenues from $798 million in 2010 to $848 million in 2011.

- We were in the upper quartile of our Industry Reference Group for both Return on Assets and Return on Invested Capital.

- Over a three year period, we were above the 90th percentile for Total Shareholder Return relative to the Industry Reference Group.

- We continued to enhance our position as a market leader in energy-efficient window systems.

- We increased margins on many of our products through marketing, product development, and productivity efforts. Margins for most business units saw positive growth.
- Despite it being a challenging year with our end markets, we were profitable and made investments for the long-term future benefit of Quanex:
  - Drove Lean Six Sigma across the Company. 85% of all employees have been trained, and we have begun to see positive results growing out of various Lean Six Sigma projects and initiatives.
  - Completed design of company-wide Enterprise Resource Planning system, to be rolled out over the next several years.
  - Built an industry-leading sales, marketing, and customer service team from the integration of Edgetech and EPG. The focus of this team is to continuously raise our customer service levels.
  - Consolidated facilities for productivity gains.
- We continued our strong focus on delivering cash, generating $53 million from operations and ending the year with $90 million of cash and equivalents.

Compensation Objectives

We design our executive compensation program to further our corporate goal of being a consistently high-performing growth company. Our compensation plan and pay strategy focus on and are intended to influence the profit margins of our businesses, cash flow generation, returns to stockholders and efficient management of our operations as measured by returns on capital.

Our specific objectives and related plan features include:

Objective	How We Meet our Objectives
Attract and retain effective leadership	• We provide a competitive total pay package, taking into account the base salary, incentives, benefits and perquisites for each executive. • We regularly benchmark our pay programs against the competitive market, comparing both fixed and variable, at-risk compensation that is tied to short and long-term performance; we use the results of this analysis as context in making pay adjustments. • Our plans include three-year performance cycles on LTIP awards, three-year vesting schedules on equity incentives, and career-weighted vesting on our supplemental retirement plan to motivate long-term retention.
Motivate and reward executives for achieving specific financial goals	• We offer a compensation program that focuses on variable, performance-based compensation (through Annual and Long-Term Incentive Awards). • Specific financial performance measures used in the incentive programs include: o Annual incentive awards (AIA) use return on invested capital (ROIC) for corporate participants and return on net assets (RONA) for division executives. These profit efficiency ratios motivate executives to efficiently employ the capital entrusted to them. o Long Term Incentive Plan (LTIP) awards use compounded earnings per share (EPS) growth goals to motivate long-term focus on bottom-line performance.

Create a strong financial incentive to meet or exceed long-term financial goals and build long-term value	• We link a significant part of total compensation to Quanex's financial and stock price performance – over 70% of compensation mix is performance-based. • We deliver 75% of long-term incentives in the form of equity compensation. • Long-term compensation opportunities are weighted to deliver more than two times the target short-term incentive opportunity, resulting in a significant portion of our total compensation delivered in the form of long-term incentive.
Align executive and shareholder interests	• Emphasizing long-term shareowner returns, we encourage significant Quanex stock ownership among executives. o The ultimate value of two-thirds of our annual equity grants is driven by stock price performance over the grant date value. o We maintain stock ownership goals for executives and encourage officers to retain shares acquired upon option exercises until their respective goals are met.

Competitive Positioning

Annually the Compensation Committee examines the level of competitiveness and overall effectiveness of our executive compensation program. Quanex uses comparative compensation data from a group of 32 direct and related industry companies, referred to in this CD&A as the "Reference Group," as a point of reference in designing its compensation levels and in setting compensation levels. The Reference Group consists of companies selected on criteria including size, complexity, revenue, market capitalization, risk profile, asset intensity, margins, and industrial application of the primary business. The use of a larger Reference Group is intended to provide more statistically valid comparisons with less volatility from year to year. For fiscal 2011, the Reference Group consisted of the following 32 companies:

Actuant Corp.	Encore Wire Corp.	Nordson Corp.
Albany International Corp.	EnPro Industries Inc.	Olympic Steel Inc.
American Woodmark Corp.*	Gibraltar Industries Inc.*	Simpson Manufacturing Inc.*
Apogee Enterprises Inc. *	Global Industries Ltd.	Superior Industries International
Astec Industries Inc.	Graco Inc.	Texas Industries Inc.
Builders Firstsource Inc.*	Greenbrier Companies Inc.	Titan International Inc.
Castle (A M) & Co.	Griffon Corporation*	Trex Company, Inc.*
CLARCOR Inc.	H&E Equipment Services Inc.	Universal Forest Products Inc.*
Compass Minerals International Inc.	Headwaters Inc.	Valmont Industries Inc.
Drew Industries Inc.*	Louisiana-Pacific Corp.*	Watts Water Technologies Inc.
Eagle Materials Inc.*	Martin Marietta Materials Inc.	

* The eleven companies in the Reference Group identified by the asterisk are those we consider more traditional peers (i.e., Industry Reference Group). These companies are used by the Compensation Committee to evaluate relative Company performance, as they tend to best reflect the operational and financial performance of our industry.

Cogent Compensation Partners, an independent compensation consultant to the Compensation Committee, uses the Reference Group pay information, along with manufacturing and general industry survey data, to develop the appropriate range of compensation for each executive position. Cogent also prepares an independent analysis of our key performance indicators such as profitability, growth, capital efficiency, balance sheet strength, and total return to stockholders compared to those companies in our Reference Group identified as the Industry Reference Group. These results are then reported to the Compensation Committee so it has a thorough picture of the competitiveness of pay in the context of our performance compared with that of our peers. While the Compensation Committee uses this analysis to help frame its decisions on compensation, it uses its collective judgment in determining executive pay. The Compensation Committee exercises discretion in making compensation decisions based on the following inputs: its understanding of market conditions, its understanding of competitive pay analysis, recommendations from the CEO regarding his direct reports, the Committee's overall evaluation of the executive's performance, and our overall compensation strategy.

Program Description

Our executive compensation program is a traditional design structure that has been customized to suit the business and organizational objectives of the Company. It includes base salary, annual cash incentive compensation, long-term incentives and executive benefits. Our long-term incentive program consists of stock option grants, restricted stock grants and performance unit awards. By design, the majority of compensation value available to our executives is considered "performance-based." That is, the opportunity to earn value is largely dependent on the executive and the Company meeting certain performance goals and creating shareholder value. The amount of pay that is performance-based for an executive is directly related to the level of responsibility held by the position; accordingly, our highest ranked executive has the most performance-based pay as a percentage of total compensation. We attempt to set realistic but challenging goals in our annual incentive and performance unit plans. In both cases, if we fail to meet the pre-determined standards, no plan-based compensation is earned by executives.

We evaluate the various components of compensation annually relative to the competitive market for prevalence and value. By setting each of the elements against the competitive market within the parameters of our compensation strategy, the relative weighting of each element of our total pay mix varies by individual. We do not set fixed percentages for each element of compensation. The mix may also change over time as the competitive market moves or other market conditions which affect us change. We do not have and do not anticipate establishing any policies for allocating between long-term and currently paid compensation, or between cash and non-cash compensation. We have a process of assessing the appropriate allocation between these elements of compensation on a periodic basis and adjusting our position based on market conditions and our business strategy.

Base Salary

Purpose: This pay element is intended to compensate executives for their qualifications and the value of their job in the competitive market.

Competitive Positioning: The Company's goal is to target the market median as our strategic target for base salary. We review each executive's salary and performance every year to determine whether his/her base salary should be adjusted. Along with individual performance, we also consider movement of salary in the market, as well as our financial results from the prior year to determine appropriate salary adjustments.

While the Compensation Committee applies general compensation concepts when determining competitiveness of our executives' salaries, the Compensation Committee considers base salaries as being generally competitive when they are within approximately 10% of the stated market target (in this case, the market 50th percentile). In the most recent analysis using our reference group plus general industry data, the salaries for our named executive officers ranged from 88% to 98% of the market 50th percentile.

Changes for Fiscal 2012: Based on the Company's performance and position relative to market, the Compensation Committee approved the following salary levels for the named executive officers:

Name and Principal Position	Annual Base Salary	Base Salary Increase [1]
David D. Petratis Chairman, President and CEO	$750,000	7.1%
Brent L. Korb Senior Vice President – Finance and CFO	$370,000	8.4%
Kevin P. Delaney Senior Vice President – General Counsel and Secretary	$300,000	4.2%
Jairaj T. Chetnani Vice President – Treasurer	$209,100	2.0%
Deborah M. Gadin Vice President – Controller	$191,174	3.0%

(1) Mr. Petratis waived his contractual right to a base salary increase and has not received a base salary adjustment since joining the Company in July 2008. Ms. Gadin and Messrs. Chetnani, Korb, and Delaney have not received a base salary increase since December 2009.

Annual Incentive Awards (AIA)

Purpose: This element of compensation is intended to reward executives for the achievement of annual goals related to key business drivers. It is also intended to communicate to executives the key business goals of the Company from year to year.

Competitive Positioning: The Company's strategy is to target the market median for annual incentives for performance that meets expected levels. We have established the range of possible payouts under the plan so that our competitive position could be above or below our stated strategy based on performance outcomes. Our most recent analysis showed our executives to be in a range of 102% to 118% of the market median on target total cash compensation.

Plan Mechanics: The Omnibus Plan serves as the governing plan document for our AIA. The AIA is a goal attainment incentive plan design that pays target award levels for expected performance results.

Fiscal 2011: In establishing the goals for fiscal 2011, we considered the key performance measures for the business given the evolving market environment. Specifically, we believed that focusing on return on invested capital (ROIC), a profit efficiency ratio, would be an important indicator of success in 2011. Our ROIC targets were set at levels considered to be stretch goals, based on our best estimates of the market at the time. Motivating executives to achieve goals related to return on invested capital benefits stockholders, as it motivates management to profitably and efficiently employ the capital entrusted to them. The Company set the ROIC goal based on the forecasted results of the operating divisions and the projected market for building products. For AIA purposes, Return on Invested Capital is calculated as the total of the prior twelve months' net income plus prior twelve months' after-tax interest expense and capitalized interest, the sum of which is divided by the trailing five quarters' average total debt (current and long term) and total stockholders' equity.

The targets are shown in the table below:

Goal	Threshold	Target	Maximum	Actual Results
Return on Invested Capital (ROIC)	5.26%	6.47%	8.73%	3.41%

The target performance level is driven from our business budgeting process, which uses a number of assumptions about the state of our markets and material commodity prices to determine our relative financial performance (including expected sales, expected expenses and other factors). We recognize the volatility in the market through establishing a range of outcomes around the target.

Target Award Levels: Based on competitive market practices for annual incentives, and our compensation strategy, we set a target award opportunity for each of our executives. This is the amount of incentive compensation the executive can earn when performance meets expected results, or "target." The table below reflects the payout percentage of an executive's base salary at the threshold, target and maximum levels of performance.

	Potential AIA Payout Expressed as a % of Salary		
Participant	**Threshold**	**Target**	**Maximum**
CEO	25.00%	100.00%	200.00%
SVPs	18.75%	75.00%	150.00%
VPs	10.00%	40.00%	80.00%

Target Performance Levels: The threshold, target and maximum performance goals were established at the December 2010 Compensation and Management Development Committee meeting to correspond with the threshold, target, and maximum award levels. The goals are derived by the annual operating plan process which focuses on changes in revenue and operating income. This process used assumptions about the broad market for building products and the Company's relative results. Scenarios were developed based on a range of assumptions used to build the budget. We did not perform specific analysis on the probability of achievement given that the market is difficult to predict. Rather we relied on our experience in setting these goals and our objective of setting a reasonably attainable and motivationally meaningful goal.

The maximum performance levels are set such that objectives must be meaningfully exceeded. The amount of an executive's AIA payout in a particular year is calculated by comparing the actual performance against the threshold, target and maximum payout levels established at the start of the year. Actual performance below the threshold level results in no payout, whereas actual performance above the maximum level results in maximum payout. Actual performance between the threshold and maximum levels results in a pro rata payout between either the threshold and target payout or the target and maximum payout based on where the actual results fall.

Fiscal 2011 Payouts: The Company's performance relative to ROIC was below the minimum, resulting in no payout.

Fiscal 2012: In considering the motivational effectiveness of the AIA and market uncertainty, the Compensation Committee adopted changes to the AIA which would include financial as well as operational goals. The new plan design will require the Company Group (excluding any amounts attributable to corporate) to have positive operating income, in order for any Annual Incentive Awards to be paid out. If the performance hurdle is met, then the bonus pool for all 2012 Annual Incentive Awards is funded at the maximum bonus opportunity level.

Once funded, the Compensation Committee will then assess performance against a set of balanced goals, including (a) modified free cash flow (60%), and (b) operating initiatives (IG Systems Consolidation and ERP Implementation) and strategic objectives (40%), and apply negative discretion to the maximum funding levels to determine the actual incentive payment. The Company set the performance expectations based on the forecasted results of the operating divisions and the projected market for building products.

Long-Term Incentive Compensation

Purpose: We have a long-term incentive program designed to help align the interests of executive management with shareholders and reward executives for the achievement of long-term goals. Long-term incentives are also critical to the retention of key employees and provide executives an opportunity for personal capital accumulation. For these reasons we have placed more value on the long-term incentive element of compensation than on other elements. The result is that this element of compensation represents at least half of the named executive officers' total direct compensation.

Competitive Positioning: For long-term incentives, we target the opportunity to earn the market's 75th percentile when Company performance warrants, consistent with our program's design. When reviewing the position versus the market, we found that the named executive officers' competitive positioning ranges from 72% to 123% of the market's 75th percentile. We believe the wide range of competitiveness in our executive group is partly due to widely varying practices among reference group companies. Our program consists of a combination of stock options, performance units, and restricted stock. Stock options comprise 50% of our target long-term incentive value, restricted stock comprises 25% of our long-term incentive value, and performance units comprise the remaining 25%. Measures used for the performance units are Earnings Per Share Growth and Relative Total Shareholder Capital return; each goal is weighted 50% of the total performance unit award. The individual performance of each named executive officer is not considered in the value of the long-term incentive awards granted to such officer. Since the goals are set prospectively, the Company's financial performance determines the ultimate value of the award.

Participation: Participation in the program includes the corporate executives and the key contributors in our divisions and is determined based on competitive practices as well as our assessment of which positions contribute to long-term value creation. Participation in the stock option and restricted stock award program extends to key employees throughout the organization.

Target Award Levels: We established the CEO's total long-term incentive value based on our compensation goal of providing the opportunity to earn 75th percentile long-term incentive compensation value when performance warrants. It represents more than 50% of the CEO's total direct compensation. When establishing appropriate targets for other named executive officers, we also targeted approximately the 75th percentile of the competitive market. The long-term incentive award values for the other named executive officers represent relatively less as a percentage of total direct compensation, reflecting the officers' responsibilities and ability to influence shareholder returns. From year to year, the CEO may recommend adjustments to the value of long-term incentives awarded to the other executive officers, based on his assessment of their individual contribution.

The following table sets forth the target award levels for long-term incentives of each of our named executive officers:

Long-Term Incentive Target Award Levels Expressed as a % of Salary

Title	Target
CEO	300%
SVPs	200%
VPs	70%

Vehicles and Goals: The Company's program consists of a combination of stock options, performance units and restricted stock. The allocation between the long-term incentive vehicles is determined by the Compensation Committee based on the market information provided by its compensation consultant and input from senior management as to the key business drivers that allow us to maintain a results-oriented culture. The Omnibus Plan does not provide for any specific subjective individual performance component in determining the ultimate value of the award. Following is a description of each vehicle type and related performance goals.

Stock Options

Options to purchase company stock comprise approximately half of our long-term incentive target value and provide executives the opportunity to share in the increase in stock value over time. They provide an element of compensation that varies along with changes in stock price over time. These awards also offer our executives the opportunity to accumulate value (if the Company's stock appreciates) since the growth in value occurs over a long period of time (up to 10 years), and gains from that growth are not taxed until such time as the options are exercised. Since we generally use ratable vesting over three years for each award, stock options serve a meaningful role in the retention of our key employees.

The Compensation Committee's decisions related to executive stock option grants are made each December. In order to determine the number of stock options to be awarded to an executive, the Compensation Committee takes approximately half of the executive's total long-term incentive target award value and divides it by the Black-Scholes value of an option to purchase our common stock. This approach allows for an appropriate balance between our growth strategy and risk profile, and also provides an appropriate balance for accounting purposes and stock ownership dilution. Our stock options are granted at the fair market value closing price on the date of grant, have a term of ten years, and generally ratably vest over a three-year period.

Performance Units

Beginning in fiscal 2009, we awarded performance units to our executives. Performance units are payable in cash and are intended to motivate executives to achieve preset goals that are in line with critical business drivers. These awards also provide incentive for executives to outperform peer companies as measured by relative shareholder return.

Performance unit awards are granted in December and comprise approximately 25% of our executives' total long-term incentive grant value. Setting this percentage of long-term value on performance units helps bridge the line of sight for executives between annual accomplishments and long-term value creation. Performance measures are chosen to provide incentive for executives to focus on those things which we believe are closely linked to the creation of stockholder value over time. We set target award values each year. These target values are used to calculate the number of units granted to each executive. The final value of each unit is not determined until the end of a three-year performance cycle. That final unit value is dependent on our performance against preset goals. If the threshold level of performance is not met, no cash payout will occur. However, if maximum performance goals are met or exceeded, then the value of each unit could reach 200% of the target value.

Measures used for the performance units include Earnings Per Share Growth (or EPS Growth) and Relative Total Stockholder Return (or Relative TSR). Each goal is weighted 50% of the total performance unit award.

We use the above approach to accomplish three things: (1) to provide line of sight to performance measures that influence stock price performance, (2) to mitigate the short-term effects of stock price volatility and (3) to measure our performance relative to our reference group, which provides meaningful context to judge our performance in the market.

Fiscal 2009 Performance Units

The performance units awarded to our executives in December 2008 became payable to executives in December 2011, with a final value determined by the Company's EPS Growth and Relative TSR for fiscal 2009 through fiscal 2011. For these performance units, the executives received a payout of 0% of the target value associated with EPS Growth, and 100% of the target value associated with Relative TSR, based on achieving relative TSR in the 90th percentile of our Industry Reference Group. For more information related to performance units granted during fiscal 2009, please see the Summary Compensation Table located on page 32.

Restricted Stock

We grant restricted stock awards to executives as another form of long-term compensation. The number of restricted stock awards we typically grant is determined by taking 25% of the participant's long-term incentive value and dividing it by the current stock price at the time of the award. We chose 25% of the total value because it provides meaningful retentive value to our key executives, helps smooth out market volatility and is cost efficient. The restricted stock awards typically vest three years after the award is granted, so long as the participant remains employed by us. We believe restricted stock awards are an effective long-term compensation vehicle through which key employees can be retained, especially through volatile periods in the market.

Fiscal 2011 Long-Term Incentive Grants

The number of long-term incentive awards granted was determined by: (1) taking 50% of the participant's target award value and dividing it by the calculated Black-Scholes value of a Quanex stock option to determine the number of options, (2) taking 25% of the participant's target award value and dividing it by the 10-day average closing stock price between November 1, 2010, and November 12, 2010, to determine the number of restricted stock awards and (3) taking 25% of the participant's target award value and dividing it by $100 (target unit value), to determine the number of performance units. Both equity grant calculations apply an average stock price based on the first 10 trading days in November 2010. For more information related to long-term incentive awards granted during fiscal 2011, please see the table entitled "Grants of Plan Based Awards", located on page 34.

Fiscal 2012 Long-Term Incentive Grants

At the Compensation Committee's November 2011 meeting, executives were granted a combination of stock options, performance units and restricted stock awards based on the allocations discussed above.

Fiscal 2012 Performance Units

The fiscal 2012 performance unit measures and goals again include EPS Growth and Relative TSR, each weighted 50%. EPS Growth is measured as the cumulative value of EPS over the three-year performance period, and Relative TSR is expressed as the stock price appreciation plus dividends reinvested relative to appreciation of our peer group. Relative TSR is determined by calculating the change in the value of our stock plus the value of dividends and comparing that value with that of our peer group. This measure is considered by the Compensation Committee to be a meaningful way to assess our performance in terms of generating investment returns for stockholders. We use this measure relative to our peers over a three-year period as it gives a good indication of management's ability to generate these returns compared to other companies in a similar market condition. Stock price performance is not captured in our audited financial statements. Our performance against these pre-established goals determines the potential payout to executives within a range from threshold to maximum, as set forth below.

Milestones	Relative Total Shareholder Return Percentile	3-Yr. Cumulative Compounded Annual EPS Growth %	Performance Unit Value R-TSR	EPS	Total
Maximum	75%	12%	$100.00	$100.00	$200.00
Target	60%	9%	$50.00	$50.00	$100.00
Threshold	40%	6%	$37.50	$37.50	$75.00

The reader is cautioned that the foregoing goals are not intended to and do not reflect guidance by or expectations of the Company as to actual results. These goals are part of an overall compensation program designed, among other things, to align executive compensation with the market's reasonable expectations of performance and shareholder returns.

Fiscal 2012 Retention Awards

In addition to the Long-Term Incentive grants discussed above, the Compensation Committee decided to grant special restricted stock unit retention awards in amounts listed below. The Committee believes that retention of these executives is vital for the company's long-term success and the Committee will continue to focus on pay for performance and supporting long-term shareholder return. In deciding to grant the retention awards, the Compensation Committee considered the executives' considerable performance in positioning the Company for future growth and share price appreciation in a challenging competitive market. In determining the size of the awards, the Committee considered, among other things, performance factors such as the acquisition of Edgetech, the reorganization of the Company's go-to-market strategy, significant gains in operating margins, and the competition for executive talent in the marketplace. These restricted stock unit awards will vest at the end of three years after the award is granted, so long as the participant remains employed by the Company.

Retention awards were granted in the following number of restricted stock units:

Name	Fiscal 2012 Retention Awards
David D. Petratis	47,700
Brent L. Korb	23,200
Kevin P. Delaney	19,600
Deborah M. Gadin	6,300

Processes and Procedures for Determining Executive Compensation

Guided by the principal objectives described above, the Compensation Committee approves the structure of the executive compensation program and administers the programs for our executive officers, including matters where approval by our independent Compensation Committee members is appropriate for tax or regulatory reasons. The following describes the roles of key participants in the process.

The Role of Executives

Our Chief Executive Officer is the only executive who works with the Compensation Committee and compensation consultant in establishing compensation levels and performance targets. Our Chief Executive Officer is responsible for reviewing the compensation and performance of the other executive officers. Therefore, he makes recommendations to the Compensation Committee regarding adjustments in compensation to such executive officers. The Compensation Committee considers the Chief Executive Officer's recommendations along with the committee's own evaluation of individual and business performance and the market data provided by its compensation consultant. In making his recommendations, the Chief Executive Officer relies upon his evaluation of his direct reports' performance and competitive compensation information. The Chief Executive Officer does not recommend his own compensation. The Chief Executive Officer recommends AIA performance goals to the Compensation Committee. The Chief Executive Officer, with input from the compensation consultant, recommends performance goals for long-term incentive awards that are properly aligned with the business goals and compensation strategy.

Our Senior Vice-President – General Counsel and Secretary serves as the liaison between the compensation consultant, the Compensation Committee, and the Governance Committee. In this role, he interfaces with the compensation consultant to carry out the duties of the Compensation Committee and Governance Committee.

The Role of External Advisors

The Compensation Committee engaged Cogent Compensation Partners ("Cogent"), an independent consultant to the Committee, to help with its responsibilities. Cogent assists the Committee by providing advice regarding market trends relating to the form, design, and amount of compensation. Cogent assists with target award values for both annual and long-term incentives. Cogent, an executive compensation consulting firm, is an independent consultant to the Compensation

Committee and also assists the Nominating and Corporate Governance Committee by periodically reviewing director compensation programs.

The Role of the Compensation and Management Development Committee

The Compensation and Management Development Committee is currently comprised of three non-employee independent directors. The Committee's duties in administering executive compensation programs include:

- Review and approve the Company's overall total compensation policy.
- Review and evaluate company performance against pre-established performance metrics.
- Annually, establish the annual total compensation paid to officers and key executives, including base salary, annual incentive, and long-term incentives.
- Regularly review and approve all employment agreements and severance arrangements for the executive officers.
- Review the Company's Compensation Discussion and Analysis disclosure.

The Compensation Committee determines the Chief Executive Officer's salary and incentive awards based upon an assessment of individual and company performance as well as market data provided by the compensation consultant. The Committee may form and delegate duties to subcommittees when appropriate. A more expansive list of the Committee's responsibilities can be found in its charter, which can be viewed on our website at www.quanex.com.

Post-Employment Compensation

Severance and change of control benefits are provided under the employment agreements of our executives, as well as under our incentive plans. These benefits are discussed at greater length in the section entitled "Employment Agreements and Potential Payouts upon Termination or Change in Control."

Deferred Compensation Plan

The Company has a nonqualified deferred compensation program that gives executives the opportunity to defer income. As with our various other plans and programs, this deferral opportunity is designed to attract and retain key executives.

The deferred compensation program is administered by the Compensation Committee. Before they can participate, eligible employees must first receive recommendation by our senior managers and then final approval by the Compensation Committee. Participants in the program may choose to defer up to 100% of their annual and long-term incentive bonuses. Participants may choose from a variety of investment choices in which to invest their deferrals over the defined deferral period. Until April 1, 2009 when the Company match was temporarily suspended, the plan provided that we match 20% of the annual incentive deferrals invested in a Quanex Building Products common stock denominated account.

Executive Benefits

Purpose: The role of executive benefits is to provide financial security, enhanced employee welfare, and competitive packages that are meaningful in the markets for which we compete for executive talent. These programs provide meaningful and competitive post retirement income, and in some cases, our plans replace benefits that would otherwise be lost because of plan limits imposed by the Internal Revenue Code.

Competitive Positioning: Our strategy with respect to executive benefits is to provide a meaningful benefit to executives at a cost that is efficient, and our desired competitive positioning is the middle of the market. In 2009, Cogent, in conjunction with Mercer, our outside actuary, conducted a total remuneration study which revealed that our indirect benefits were generally in the upper quartile of the reference group, though total remuneration was not materially affected and remained within our stated strategy. We provide executives with health and welfare benefits that are consistent with our program for exempt personnel generally. Supplemental retirement and supplemental life benefits are also provided to our officers.

Program Elements:

- Retirement benefits. Our executives participate in the Company's defined benefit pension plan, 401(k) defined contribution retirement plan, and supplemental executive retirement plan. Executives also receive company contributions under our 401(k) plan, a 20% match under our deferred compensation plan, a 15% match under our employee stock purchase program (ESPP) and dividends on unvested restricted stock. The 20% match under our deferred compensation plan was suspended on April 1, 2009.

- Life insurance benefits. Our executives participate in Company provided life insurance, the amount of which takes into consideration their age and/or income. Our executives also have the opportunity to purchase supplemental life insurance.

- Perquisites. We provide our executives with certain perquisites which help us compete for executive talent, and in some cases, allow our executives to devote more attention to the business of the Company. These perquisites include financial and tax planning, company provided automobiles, and club memberships. The Compensation Committee eliminated tax gross-up payments on perquisites, effective December 31, 2009.

Other Compensation Items

Clawback Provision (Recovery of Incentive Payments)

We implemented a policy to enable the Board, in its judgment and to the extent permitted by governing law, to require reimbursement of any cash bonus paid to executives where (a) the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a material restatement, and (b) a lower payment would have been made to the executive(s) based on the restated financial results. In each such instance, the Company may seek to recover that portion of the affected executive(s)' annual and/or long term incentive bonus payments that is higher than the payment would have originally been. No reimbursement will be required if such material restatement was caused by or resulted from any change in accounting policy or rules.

Risk Assessment

The Committee discussed and analyzed risks associated with the Company's compensation policies and practices for executive officers and all employees generally. This discussion included, but was not limited to, topics such as eligibility, affordability, retention impact, corporate objectives, alignment with shareholders, governance, and possible unintended consequences. The Committee did not identify any risks arising from the Company's compensation programs or practices that are reasonably likely to have a material adverse effect on the Company.

Executive Stock Ownership Guidelines

We encourage our executives to own our common stock because we believe such ownership provides strong alignment of interests between executives and stockholders. Our executive stock ownership guidelines provide that different levels of executives are expected to own a specific value of our common stock, expressed as a percentage of salary, within the later of three years of adopting the program or the date the executive assumes his/her role. The chart below shows the guidelines by executive level.

Level	Typical Executive Position	Stock Ownership Goal
1	CEO	4x Base Salary
2	SVP	2x Base Salary
3	VP	1x Base Salary

All of our named executives currently exceed their respective stock ownership goals.

Timing of Certain Committee Actions

The Compensation Committee schedules actions related to executive pay to coincide with its regularly scheduled Board meeting in December:

Executive Compensation Element	Action Item
Base Salaries	• Review and/or adjust based on market review
Short-Term Incentives	• Determine year-end results and approve payouts • Set goals for upcoming year
Long-Term Incentives	• Determine performance results and approve long-term cash plan's payouts • Set goals for long-term cash plan's next three-year performance cycle • Determine and approve equity awards, including stock options and restricted stock awards

Compensation decisions related to promotions or new hire awards are addressed on an individual basis, at the time the executive is promoted or first joins the Company.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code provides that we may not deduct for federal income tax purposes compensation of more than $1,000,000 paid in any year to the Chief Executive Officer or any of the three other most highly compensated executive officers, excluding the Chief Financial Officer, unless the compensation is paid solely on the attainment of one or more pre-established objective performance goals and certain other considerations are met. Under the terms of our 2011 annual cash bonus program and 2011 performance unit program, the Compensation Committee may, in its discretion, adjust payouts to executives downward. Because the plans are intended to comply with Internal Revenue Code Section 162(m), no upward discretion in determining payouts is permitted.

Influence of Say on Pay Results on Executive Compensation Decisions

Management and the Compensation Committee are attentive to the outcome of the shareholder "Say on Pay" vote. At the Company's 2011 annual shareholder meeting, at least 95% of the votes cast for the advisory vote on executive compensation voted for the proposal; as such, the Committee did not change any practices or programs as a result of the 2011 meeting's "Say on Pay" vote outcome.

Employment Agreements and Potential Payments upon Termination or Change in Control

The Company has entered into change in control agreements with its named executive officers. We believe that the change in control agreements help us attract and retain our named executive officers by reducing the personal uncertainty and anxiety that arises from the possibility of a future business combination. During a potential change in control, we do not want executives leaving to pursue other employment out of concern for the security of their jobs or being unable to concentrate on their work. To enable executives to focus on the best interest of our stockholders, we offer change in control agreements that generally provide benefits to executives whose employment terminates in connection with a change in control. No new agreements have been entered into, and there have been no material modifications to any employment or change in control agreement, since December 2008.

In addition, to attract certain of our named executive officers to accept employment with us, we agreed to provide those officers who previously were employed by Quanex Corporation with severance agreements that will provide them certain of the protections they would have been entitled to if they had remained with Quanex Corporation following the spin-off of Quanex Building Products Corporation from Quanex Corporation in April 2008. The Company also entered into a severance letter agreement with the new President and CEO, effective July 1, 2008. The Company entered into these arrangements because executives at this level generally require a longer timeframe to find comparable jobs as fewer jobs at this level exist in the market. In addition, executives often have a large percentage of their personal wealth dependent on the status of their employer, given the requirement to hold a multiple of their salary in stock and the fact that a large part of their compensation is stock-based. The amount and type of benefits were based on competitive market practices for executives at this level.

Provisions of the severance agreements and severance letter arrangement require a termination of employment before any benefits are paid. The change in control agreements require both a change in control and a termination of employment before any benefits are paid (a "double trigger"). If an executive officer who is covered by both a change in control agreement and a severance agreement or letter arrangement experiences both a change in control of the Company and a termination of employment, benefits are payable under only the change in control agreement; in no event will the executive be able to receive payment under both the severance agreement or letter arrangement and the change in control agreement.

Severance Agreements of Certain Executives

This section describes the severance agreements entered into by Quanex Building Products with the SVP – Finance and CFO and the SVP – General Counsel and Secretary. As described above, benefits are payable under the severance agreements following a termination of employment that meets certain requirements. A termination of employment that triggers benefits under the severance agreements includes involuntary termination by the Company without cause. "Cause" exists if the executive commits gross negligence or willful misconduct in connection with his employment; an act of fraud, embezzlement or theft in connection with his employment; intentional wrongful damage to our property; intentional wrongful disclosure of our secret processes or confidential information; or an act leading to a conviction of a felony or a misdemeanor involving moral turpitude.

If a named executive officer is entitled to benefits under the severance agreement, the named executive officer will receive the following:

- Annual base salary and compensation for earned but unused vacation time accrued through the date of termination of employment;
- Pro-rated amount equal to the greater of the executive officer's (i) target performance bonus for the year of the termination of employment, or (ii) performance bonus for the year immediately preceding the year of the termination of employment;
- Lump sum severance equal to 18 months' of the executive's base salary for the fiscal year in which the termination occurs;
- Continued participation in health and welfare plans and payment of benefit premiums for 18 months; and
- All other perquisites to which the executive is entitled pursuant to the terms of the agreements providing for such perquisites.

President and CEO Severance Letter Agreement

This section describes the severance letter agreement entered into by Quanex Building Products and David D. Petratis, upon his hire as President and CEO. In the event that employment is terminated by the Board of Directors for any reason other than "Cause", as defined in the change in control agreement, or a material violation of the Company's Code of Business Conduct and Ethics, the following benefits would be payable:

- Base salary continuation for two years (at the rate in effect immediately preceding the date of termination), paid semi-monthly for 24 months;
- Pro-rated AIA bonus for the year of termination, as determined by the Board of Directors; and
- Continued participation in health and welfare plans and payment of benefit premiums (i.e., medical, dental, vision, life, disability and any other welfare plans he currently participates in) for 18 months.

Change in Control Agreements

As described above, benefits are payable under the change in control agreements following both (i) termination of the named executive officer's employment with us and (ii) a change in control of the Company. Each of the following events generally constitutes a change in control of the Company for purposes of the change in control agreements:

- Any person or entity acquiring or becoming beneficial owner as defined in SEC regulations of 20% or more of (i) the then outstanding shares of common stock of the Company or (ii) the combined voting power of the then outstanding voting securities of the Company;
- Generally, our current directors ceasing to constitute a majority of our directors;
- Consummation of a merger, consolidation, or recapitalization (unless the directors continue to represent a majority of the directors on the board, more than 80% of the pre-spin-off ownership survives, and, in the event of a recapitalization, no person owns 20% or more of (i) the then outstanding shares of our common stock or (ii) the combined voting power of our then outstanding voting securities);
- The stockholders approve a complete liquidation or dissolution of the Company; or
- The sale, lease or disposal of substantially all of our assets.

Terminations of employment that meet the termination requirement under the change in control agreements will be similar to but broader than those required under the severance agreements. Good reason under the change in control agreements will include (but will not be limited to):

- the executive is assigned any duties inconsistent with his position; there is a change in his position, authority, duties or responsibilities; he is removed from, or not re-elected or reappointed to, any duties or position he previously held or was assigned or there is a material diminution in such position, authority, duties or responsibilities;
- the executive's annual base salary is reduced;
- the executive's annual bonus is reduced below a certain amount;
- the executive's principal office is relocated outside of the portion of the metropolitan area of the City of Houston, Texas that is located within the highway known as "Beltway 8"; .
- the executive's benefits are reduced or terminated;
- any other non-contractual benefits that were provided to the executive or any material fringe benefit is reduced;
- the executive's number of paid vacation days is reduced;
- the executive's office space, related facilities and support personnel (including, but not limited to, administrative and secretarial assistance) are reduced or moved;
- the executive is required to perform a majority of his duties outside our principal executive offices for a period of more than 21 consecutive days or for more than 90 days in any calendar year; or
- any provision of any employment agreement with the executive is breached.

If the executive officer is entitled to benefits under a change in control agreement, the executive officer would receive the following:

- Annual base salary and compensation for earned but unused vacation time accrued through the date of termination of employment;
- Pro-rated amount equal to the greater of the executive officer's (i) target performance bonus for the year of the termination of employment and (ii) performance bonus for the year immediately preceding the year of the termination of employment;
- Lump sum severance equal to three times (for the Chief Executive Officer and Senior Vice Presidents) or two times (for Vice Presidents) the sum of (i) base salary for the year of termination and (ii) the greater of

the executive officer's (x) target performance bonus for the year of the termination of employment and (y) performance bonus for the year immediately preceding the year of the termination of employment;

- Continued health and welfare benefits for the shorter of (i) three years from the date of termination or (ii) such time as the executive becomes fully employed; and
- All other perquisites to which the executive is entitled pursuant to the terms of the agreements providing for such perquisites.

If an executive officer is entitled to benefits under a change in control agreement, the following would occur immediately upon the occurrence of a change in control (regardless of whether the named executive officer's employment is terminated as a result of the change in control):

- all options to acquire common stock and all stock appreciation rights pertaining to common stock held by the executive immediately prior to a change in control would become fully exercisable; and
- all restrictions on any restricted common stock granted to the executive prior to the change in control would be removed and the stock would be freely transferable.

As set forth above, a named executive officer is entitled to benefits under either the severance agreement or the change in control agreement; under no circumstances can a named executive officer receive payment under both agreements.

Post-Employment Compensation Table

The following table quantifies the potential payments to named executive officers under the contracts and plans discussed above for various termination scenarios. In each case, the termination is assumed to take place on October 31, 2011. The table shows only the value of the amounts payable for enhanced compensation and benefits in connection with each termination scenario.

Name	Severance Payment ($)	Pro-rated Bonus ($)	Options (Unvested) (1) ($)	Restricted Stock (Unvested)(1) ($)	Performance Units ($)	Health & Welfare Benefits (2) ($)	NQ Deferred Compensation (Unvested) ($)	Retirement (SERP & Restoration) (3) ($)	Tax Gross-Up ($)	Total Benefit ($)
David D. Petratis										
Enhanced Retirement(4)	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**
Death/Disability	**-**	**-**	**460,415**	**1,238,815**	**1,060,000 (5)**	**-**	**206,572**	**4,698,911 (6)**	**n/a**	**7,664,713**
Involuntary w/o Cause(7)	**1,400,000**	**- (8)**	**-**	**-**	**-**	**26,901**	**-**	**-**	**n/a**	**1,426,901**
Termination after Change in Control(9)	**6,300,000**	**1,400,000**	460,415	1,730,175	1,060,000	112,027	206,572	1,971,137	4,399,227	17,639,553
Brent L. Korb										
Enhanced Retirement(4)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Death/Disability	-	-	142,552	385,274	323,333 (5)	-	-	2,064,907 (6)	n/a	2,916,066
Involuntary w/o Cause(7)	511,875	509,844	-	-	-	16,753	-	-	n/a	1,038,472
Termination after Change in Control(9)	2,553,282	509,844	142,552	541,325	323,333	44,197	-	1,666,526	1,903,969	7,685,028
Kevin P. Delaney										
Enhanced Retirement(4)	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**
Death/Disability	**-**	**-**	**116,256**	**319,012**	**270,000 (5)**	**-**	**-**	**1,321,872 (6)**	**n/a**	**2,027,140**
Involuntary w/o Cause(7)	**431,883**	**431,005**	**-**	**-**	**-**	**26,901**	**-**	**-**	**n/a**	**889,789**
Termination after Change in Control(9)	**2,156,781**	**431,005**	**116,256**	**451,350**	**270,000**	**70,173**	**-**	**1,471,067**	**1,187,911**	**6,154,543**
Deborah M. Gadin (10)										
Enhanced Retirement(4)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Death/Disability	-	-	26,068	71,833	60,000 (5)	-	2,983	n/a	n/a	160,884
Involuntary w/o Cause	-	-	-	-	-	-	-	-	n/a	-
Termination after Change in Control(9)	667,460	148,124	26,068	101,775	60,000	56,861	2,983	n/a	332,583	1,395,854
Jairaj T. Chetnani (10)										
Enhanced Retirement(4)	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**
Death/Disability	**-**	**-**	**83,623**	**150,492**	**80,000 (5)**	**-**	**-**	**n/a**	**n/a**	**314,115**
Involuntary w/o Cause	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**n/a**	**-**
Termination after Change in Control(9)	737,334	**163,667**	83,623	185,703	80,000	57,089	-	n/a	347,683	1,655,099

(1) Unvested stock options and restricted shares granted under the Omnibus Plan are forfeited except upon death, Disability, retirement (options only) or termination after a Change in Control.

(2) Health & Welfare Benefits paid upon involuntary termination without Cause include company paid COBRA premiums. Health & Welfare Benefits paid upon termination after Change in Control includes continuation of all health & welfare benefits.

(3) See Narrative to "Pension Benefit Table" for further description of SERP and Restoration Plan.

(4) Messrs. Petratis, Korb, Delaney, and Chetnani and Ms. Gadin have not reached the minimum retirement requirement of 55 years of age and five years of service with the Company as of October 31, 2011.

(5) Executives are entitled to a pro rata portion of their performance units based on actual performance for the full performance period upon their termination due to death or Disability. Actual performance for the 2009 awards is 100% of target. With respect to the 2010 and 2011 awards, since actual performance for the full performance period is unknown, target performance level was used for purposes of these calculations.

(6) These amounts represent the present value of the Retirement Benefit as of October 31, 2011. Retirement Benefit amounts for Messrs. Petratis, Korb and Delaney under the SERP are in the event of Disability only.

(7) These benefits would be provided upon termination by the Company without Cause.

(8) Mr. Petratis' pro rata bonus paid upon involuntary termination without Cause absent a Change in Control is determined by the Board of Directors pursuant to his Offer Letter. We assumed the Board of Directors would award Mr. Petratis with his actual 2011 bonus if he was terminated on the last day of the fiscal year, which was $0.

(9) These benefits would be provided upon termination by the Company without Cause as well as the Executives' resignation for Good Reason in connection with a Change in Control.

(10) Ms. Gadin and Mr. Chetnani do not have Severance Agreements. However, they could be entitled to severance benefits under the Quanex Severance Allowance Policy which is generally available to all employees.

Summary Compensation Table

The following table provides information about the compensation of the Company's Chief Executive Officer, its Chief Financial Officer, and the three other most highly compensated individuals who were officers during the fiscal year ending October 31, 2011.

Name/Principal Position	Year	Salary ($)	Bonus (2) ($)	Stock Awards (1) ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation (2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3) ($)	All Other Compen-sation (4) ($)	Total ($)
David D. Petratis	2011	700,000	-	464,750	936,007	530,000	461,260	71,121	3,163,138
Chairman of the Board,	2010	700,000	-	565,729	881,814	1,400,000	277,246	69,780	3,894,569
President and Chief	2009	700,000	-	429,867	604,069	390,613	243,256	64,938	2,432,743
Executive Officer									
Brent L. Korb	2011	341,250	-	150,410	304,257	160,000	272,051	36,914	1,264,882
Senior Vice President -	2010	339,896	-	175,068	273,064	509,844	57,751	32,620	1,388,243
Finance & Chief	2009	325,000	-	133,110	187,032	136,017	104,726	27,753	913,638
Financial Officer									
Kevin P. Delaney	2011	287,922	-	126,750	256,331	130,000	274,748	44,292	1,120,043
Senior Vice President -	2010	287,337	-	150,753	235,927	431,005	115,531	43,327	1,263,880
General Counsel &	2009	271,625	-	108,054	152,531	113,679	194,388	36,243	876,520
Secretary									
Jairaj T. Chetnani	2011	205,000	-	32,110	63,901	40,000	15,062	22,994	379,067
Vice President -	2010	204,583	-	37,283	58,982	163,667	7,292	20,820	492,627
Treasurer	2009	183,333	-	64,099	103,833	40,921	6,245	152,708	551,139
Deborah M. Gadin	2011	185,606	-	28,730	58,092	30,000	37,970	24,228	364,626
Vice President -	2010	185,155	-	34,041	53,156	148,124	17,634	23,819	461,929
Controller	2009	174,250	-	24,273	34,198	38,894	20,165	16,876	308,656

(1) These columns show respectively, the aggregate grant date fair value for restricted stock and stock options computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in computing the grant date fair values may be found in Note 14 to Quanex Building Products Corporation's audited financial statements on Form 10-K for the year ended October 31, 2011. These values reflect the Company's assumptions to determine the accounting expense for these awards and do not necessarily correspond to the actual value that may be recognized by named executive officers. For information regarding the restricted stock and option awards granted in fiscal 2011, please see the "Grants of Plan-Based Awards" table located on page 34.

(2) "2011" amounts represent payments made in December 2011 for performance from November 1, 2008 to October 31, 2011 for Performance Units granted in December 2008. "2010" amounts represent payments made in December 2010 for performance from November 1, 2009 to October 31, 2010 for Annual Incentive Awards (AIA). "2009" amounts represent payments made in December 2009 for performance from November 1, 2008 to October 31, 2009 for AIA.

The AIA and Performance Unit payouts also include the dollar value of the portion of the amounts deferred under the Quanex Building Products Corporation or Quanex Corporation Deferred Compensation ("DC") Plan, as applicable. Under the terms of each DC Plan, participants may elect to defer a portion of their incentive bonus to a mix of cash, or notional common stock units or investment accounts.

The amounts paid for the AIA and Performance Units, along with the respective deferred amounts, are as follows:

		Annual Incentive Awards		Performance Unit Payout	
		Total	Deferred	Total	Deferred
Name	Year	($)	($)	($)	($)
Petratis	2011	-	-	530,000	-
	2010	1,400,000	700,000	-	-
	2009	390,613	-	-	-
Korb	2011	-	-	160,000	-
	2010	509,844	-	-	-
	2009	136,017	-	-	-
Delaney	2011	-	-	130,000	-
	2010	431,005	-	-	-
	2009	113,679	-	-	-
Chetnani	2011	-	-	40,000	-
	2010	163,667	-	-	-
	2009	40,921	40,921	-	-
Gadin	2011	-	-	30,000	-
	2010	148,124	29,625	-	-
	2009	38,894	-	-	-

Deferred amounts reflected above were deferred under the Quanex Building Products Corporation DC Plan. Please see the "Compensation Discussion and Analysis" for a detailed discussion of the performance measures and related outcomes for payments of the awards.

(3) The amounts in this column represent the change in actuarial present value of each individual's accumulated benefit under all defined benefit pension plans. The change in pension value reflects the difference in the present value of accumulated benefits determined as of the end of the current reporting period compared to the end of the previous reporting period. For instance the change for fiscal 2011 would represent the difference between the value at October 31, 2011 and October 31, 2010. The key assumptions used to calculate the change in value are shown with the "Pension Benefits Table". Negative changes in pension value for a fiscal year cannot be included in the Summary Compensation Table. There were no negative changes in pension value.

No named executive officer received preferential or above-market earnings on deferred compensation.

(4) The named executives receive various perquisites and benefits provided by or paid for by the Company. These perquisites and benefits can include life insurance, financial planning, personal use of automobiles, memberships in social and professional clubs, relocation reimbursement, and gross-up payments equal to taxes payable on certain perquisites. Also included are the Company's contributions under its 401(k) plan, a 15% match under its Employee Stock Purchase Program (ESPP), and dividends on unvested restricted stock. The Company temporarily suspended its matching contributions on its 401(k) plan and under its ESPP effective April 1, 2009; however, the Board reinstated these matching contributions effective February 1, 2010. In 2009, the Compensation Committee eliminated the tax gross-up payments on perquisites, effective December 31, 2009.

The amounts reported in Other Annual Compensation for the named executives are set forth below:

All Other Compensation

	Year	Life Insurance > $50,000 ($)	Financial Planning ($)	Auto-mobile ($)	Annual Club Member-ship ($)	Life Insurance > $50,000 & Financial Planning Gross-Up ($) (1)	Relo-cation ($)	Relo-cation Tax Gross-Up ($)	Settle-ment of Unused Vaca-tion ($)	401K Match ($)	Deferred Compen-sation Plan Match ($)	ESPP 15% Stock Match ($)	Unvested Re-stricted Stock Dividends ($)	Total ($)
Petratis	**2011**	**19,538**	**2,130**	**1,662**	**15,328**	**-**	**-**	**-**	**-**	**6,125**	**-**	**1,770**	**24,568**	**71,121**
	2010	**12,249**	**7,699**	**9,282**	**14,721**	**-**	**-**	**-**	**-**	**4,667**	**-**	**990**	**20,172**	**69,780**
	2009	**12,319**	**10,000**	**-**	**10,820**	**12,801**	**135**	**81**	**-**	**4,375**	**-**	**270**	**14,138**	**64,938**
Korb	2011	3,644	600	12,020	5,053	-	-	-	-	6,125	-	-	9,472	36,914
	2010	1,887	600	11,706	4,921	-	-	-	-	5,414	-	-	8,092	32,620
	2009	1,884	600	11,607	4,567	1,425	-	-	-	2,031	-	-	5,639	27,753
Delaney	**2011**	**5,587**	**7,500**	**12,518**	**5,274**	**-**	**-**	**-**	**-**	**6,125**	**-**	**-**	**7,288**	**44,292**
	2010	**4,983**	**7,500**	**12,809**	**5,090**	**-**	**-**	**-**	**-**	**5,525**	**-**	**-**	**7,420**	**43,327**
	2009	**4,573**	**2,895**	**12,642**	**4,950**	**4,283**	**-**	**-**	**-**	**1,656**	**-**	**-**	**5,244**	**36,243**
Chetnani	2011	1,381	-	10,679	2,988	-	-	-	-	5,932	-	-	2,014	22,994
	2010	451	-	10,244	2,930	-	-	-	-	5,698	-	-	1,497	20,820
	2009	506	2,000	9,929	1,692	1,325	88,074	46,924	-	1,250	-	-	1,007	152,708
Gadin	**2011**	**1,149**	**-**	**10,735**	**5,053**	**-**	**-**	**-**	**-**	**5,218**	**-**	**345**	**1,728**	**24,228**
	2010	**418**	**-**	**10,622**	**4,921**	**-**	**-**	**-**	**-**	**5,738**	**-**	**300**	**1,820**	**23,819**
	2009	**388**	**-**	**10,712**	**3,112**	**204**	**-**	**-**	**-**	**1,062**	**-**	**90**	**1,308**	**16,876**

(1) The Compensation Committee eliminated the tax gross-up payments on perquisites, effective December 31, 2009.

Grants of Plan-Based Awards

The following table discloses the estimated range of payouts that were possible for the fiscal year 2011 Annual Incentive Awards along with potential estimated range of payouts that will be possible with respect to Performance Units granted in December 2010. The table also shows the actual number of stock options and restricted stock awards granted during fiscal 2011 and their respective grant date fair value, as well as the number of Performance Units granted in fiscal 2011.

Grants of Plan-Based Awards

Name	Grant Date	Non-Equity Incentive Plan Awards (1) (#)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (4)	All Other Option Awards: Number of Securities Underlying Options (4)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock Awards (5) (6)	Grant Date Fair Value of Option Awards (5)
			Threshold ($)	Target ($)	Maximum ($)	(#)	(#)	($/Sh)	($)	($)
Petratis	**2011**		**175,000(2)**	**700,000(2)**	**1,400,000(2)**	**-**	**-**	**-**	**-**	**-**
	12/1/2010	**5,300**	**397,500(3)**	**530,000(3)**	**1,060,000(3)**	**27,500**	**128,900**	**$16.90**	**464,750**	**936,007**
Korb	2011		63,984(2)	255,938(2)	511,785(2)	-	-	-	-	-
	12/1/2010	1,700	127,500(3)	170,000(3)	340,000(3)	8,900	41,900	$16.90	150,410	304,257
Delaney	**2011**		**53,985(2)**	**215,942(2)**	**431,883(2)**	**-**	**-**	**-**	**-**	**-**
	12/1/2010	**1,400**	**105,000(3)**	**140,000(3)**	**280,000(3)**	**7,500**	**35,300**	**$16.90**	**126,750**	**256,331**
Chetnani	2011		20,500(2)	82,000(2)	164,000(2)	-	-	-	-	-
	12/1/2010	400	30,000(3)	40,000(3)	80,000(3)	1,900	8,800	$16.90	32,110	63,901
Gadin	**2011**		**18,561(2)**	**74,242(2)**	**148,485(2)**	**-**	**-**	**-**	**-**	**-**
	12/1/2010	**300**	**22,500(3)**	**30,000(3)**	**60,000(3)**	**1,700**	**8,000**	**$16.90**	**28,730**	**58,092**

(1) The figures shown reflect Performance Units granted in December 2010 under the Omnibus Plan.

(2) These amounts reflect possible Annual Incentive Award (AIA) payments under the Omnibus Plan for fiscal year 2011, under which the named executive officers were eligible to receive a cash bonus based on a target percentage of base salary.

The following table shows the range of return on invested capital (ROIC) goals set for determining AIA to our executives for the period for fiscal 2011. Because of the economic downturn in the market, our ROIC targets were set at levels considered to be stretch goals, even though they were below historic levels. The Company set the ROIC goal based on the forecasted results of the operating divisions and the projected market for building products. For AIA purposes, ROIC is calculated as the total of the prior twelve months' net income plus prior twelve months' after-tax interest expense and capitalized interest, the sum of which is divided by the trailing five quarters' average total debt (current and long term) and total stockholders' equity. We set the target performance goals at a level that represents a reasonable chance of achievement based on the forecasted performance of the divisions. The target performance level is driven from our business budgeting process, which uses a number of assumptions about the state of our markets and material commodity prices to determine our relative financial performance (including expected sales, expected expenses and other factors). We recognize the volatility in the market through establishing a range of outcomes around the target.

Goal	Threshold	Target	Maximum	Actual Results
Return on Invested Capital (ROIC)	5.26%	6.47%	8.73%	3.41%

Please see the "Compensation Discussion and Analysis" section for more information regarding this program, performance units granted thereunder, and the related performance measures.

(3) These amounts reflect possible Performance Unit payments under the Omnibus Plan for Performance Units granted in December 2010 under which the named executive officers are eligible to receive a cash payment, the amount of which is determined by the Company's performance over the performance period from November 1, 2010 through October 31, 2013.

Please see the "Compensation Discussion and Analysis" section for more information regarding this program, performance units granted thereunder, and the related performance measures. The amounts actually paid to the named executive officers for 2011 pursuant to this program are reflected in the "Summary Compensation Table" located on page 32.

(4) The amounts shown reflect grants of restricted stock awards and stock options made under the Omnibus Plan. The stock options are granted at fair market value based on the closing share price as of the grant date.

(5) The fair value shown in this column was calculated in accordance with FASB ASC Topic 718. A discussion of the assumptions used in calculating these values may be found in Note 14 to the Company's audited financial statements on Form 10-K for the year ended October 31, 2011.

(6) Cash dividends are paid on unvested restricted stock. The dividend rate is not preferential and is equal to the rate paid on the Company's common stock as disclosed in Part II, Item 5 of the Company's Form 10-K for the year ended October 31, 2011.

Outstanding Equity Awards

The following table provides information about the outstanding equity awards held by the named executive officers as of October 31, 2011:

Outstanding Equity Awards at October 31, 2011

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested [13] ($)
Petratis	-	128,900 [1]	16.90	12/1/2020	27,500 [9]	405,625
	40,366	80,734 [2]	16.21	12/2/2019	34,900 [10]	514,775
	133,066	66,534 [3]	7.83	12/3/2018	54,900 [11]	809,775
	100,000	- [4]	15.55	7/1/2018		
Korb	-	41,900 [1]	16.90	12/1/2020	8,900 [9]	131,275
	12,500	25,000 [2]	16.21	12/2/2019	10,800 [10]	159,300
	41,200	20,600 [3]	7.83	12/3/2018	17,000 [11]	250,750
	100,000	- [5]	15.32	8/1/2018		
Delaney	-	35,300 [1]	16.90	12/1/2020	7,500 [9]	110,625
	10,800	21,600 [2]	16.21	12/2/2019	9,300 [10]	137,175
	33,600	16,800 [3]	7.83	12/3/2018	13,800 [11]	203,550
	104,809	- [6]	15.02	4/23/2018		
Chetnani	-	8,800 [1]	16.90	12/1/2020	1,900 [9]	28,025
	2,700	5,400 [2]	16.21	12/2/2019	2,300 [10]	33,925
	8,866	4,434 [3]	7.83	12/3/2018	3,700 [11]	54,575
	14,583	7,292 [7]	7.49	12/1/2018	4,690 [12]	69,178
Gadin	-	8,000 [1]	16.90	12/1/2020	1,700 [9]	25,075
	2,433	4,867 [2]	16.21	12/2/2019	2,100 [10]	30,975
	7,533	3,767 [3]	7.83	12/3/2018	3,100 [11]	45,725
	43,000	- [8]	16.32	6/16/2018		
	11,500	- [6]	15.02	4/23/2018		

(1) Ms. Gadin's and Messrs. Petratis, Korb, Delaney and Chetnani's stock options vest annually in equal installments over a three-year period. One-third of the stock options vested on December 1, 2011 with the remaining two-thirds vesting in equal installments on December 1, 2012 and December 1, 2013.

(2) Ms. Gadin's and Messrs. Petratis, Korb, Delaney and Chetnani's stock options vest annually in equal installments over a three-year period. Two-thirds of the stock options vested in equal installments on December 2, 2010 and December 2, 2011, with the remaining one-third vesting on December 2, 2012.

(3) Ms. Gadin's and Messrs. Petratis, Korb, Delaney and Chetnani's stock options vested annually in equal installments over a three-year period. The stock options vested in equal installments on December 3, 2009, December 3, 2010, and December 3, 2011.

(4) Mr. Petratis' stock options vest annually in equal installments over a three-year period. The stock options vested in equal installments on July 1, 2009, July 1, 2010 and July 1, 2011.

(5) Mr. Korb's stock options vest annually in equal installments over a three-year period. The stock options vested in equal installments on August 1, 2009, August 1, 2010 and August 1, 2011.

(6) Ms. Gadin's and Mr. Delaney's stock options vest annually in equal installments over a three-year period. The stock options vested in equal installments on April 23, 2009, April 23, 2010 and April 23, 2011.

(7) Mr. Chetnani's stock options vest annually in equal installments over a three-year period. The stock options vested in equal installments on December 1, 2009, December 1, 2010 and December 1, 2011.

(8) Ms. Gadin's stock options vest annually in equal installments over a three-year period. The stock options vested in equal installments on June 16, 2009, June 16, 2010 and June 16, 2011.

(9) Ms. Gadin's and Messrs. Petratis, Korb, Delaney and Chetnani's restricted stock awards fully vest on December 2, 2013, three years from the date of grant.

(10) Ms. Gadin's and Messrs. Petratis, Korb, Delaney and Chetnani's restricted stock awards fully vest on December 2, 2012, three years from the date of grant.

(11) Ms. Gadin's and Messrs. Petratis, Korb, Delaney and Chetnani's restricted stock awards fully vested on December 3, 2011, three years from the date of grant.

(12) Mr. Chetnani's restricted stock awards fully vested on December 1, 2011, three years from the date of grant.

(13) This column shows the total market value of the unvested stock awards as of October 31, 2011, based on the closing price per share of Quanex Building Products Corporation's stock of $14.75 on October 31, 2011.

Option Exercises and Stock Vested in Fiscal 2011

The following table provides information regarding the value realized by the named executive officers upon the vesting of restricted stock awards during the fiscal year ended October 31, 2011. None of the named executive officers exercised stock options during fiscal 2011.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[(1)] ($)
Petratis	-	-	48,334	803,311
Korb	-	-	30,000	470,100
Delaney	-	-	29,897	618,270
Chetnani	-	-	-	-
Gadin	-	-	7,800	125,034

(1) The value realized upon vesting represents the number of shares of stock vesting multiplied by the closing market price of a share of Quanex Building Products Corporation stock on the vesting date.

Pension Benefits

Our named executive officers are eligible to participate in our Salaried and Nonunion Employee Pension Plan, described below, that is generally available to all our salaried and nonunion hourly employees. The named executive officers are also eligible to participate in certain plans, also described below, that are only available to a select group of management and highly compensated employees.

Salaried and Nonunion Employee Pension Plan

We have established the Quanex Building Products Salaried and Nonunion Employee Pension Plan (the "Pension Plan"), a noncontributory defined benefit pension plan intended to be a tax-qualified plan under Section 401(a) of the Internal

Revenue Code, for the benefit of substantially all of our salaried and nonunion hourly employees. With some exceptions, an employee is eligible to participate in the Pension Plan once that employee has completed one hour of service for us.

Under the Pension Plan, two main types of benefits are available to participants, depending upon when they began participating in the Quanex Corporation Salaried Employees' Pension Plan. The employees who participated in that plan on or before December 31, 2006 are generally referred to as "Traditional Participants," while employees who began participating in that plan after such date are generally referred to as "Cash Balance Participants". Any employees who did not participate in that plan, but who began participating in the Pension Plan after its adoption, are considered Cash Balance Participants.

Under the Pension Plan, a Traditional Participant will receive a monthly single life annuity, payable following termination of employment at or after age 65, equal to the sum of (i) and (ii), less (iii), where:

(i) is the greater of (x) 1.5% of the Traditional Participant's average monthly compensation for the five consecutive calendar years that lead to the highest monthly average multiplied by his whole and fractional years of benefit service earned with Quanex Corporation prior to November 1, 1985, or (y) the product of $9.00 and his years of benefit service earned with Quanex Corporation prior to November 1, 1985;

(ii) is the greater of (x) the sum of 1% of the Traditional Member's average monthly compensation for the five consecutive calendar years that lead to the highest monthly average up to but not in excess of 1/12 of the Traditional Member's Social Security covered compensation and 1.5% of the Traditional Member's average monthly compensation for the five consecutive calendar years that lead to the highest monthly average in excess of 1/12 of the Traditional Member's Social Security covered compensation, the total of which is then multiplied by his whole and fractional years of benefit service earned with Quanex Corporation and us from and after November 1, 1985 or (y) the product of $9.00 and the Traditional Member's whole and fractional years of benefit service earned with Quanex Corporation and the Company from and after November 1, 1985; and

(iii) is the Traditional Participant's monthly accrued benefit under any qualified defined benefit plan that was maintained at any time by Quanex Corporation to the extent that the Traditional Participant's service taken into account for benefit accrual purposes under such other plan is taken into account as benefit service under the Pension Plan.

Traditional Participants are eligible for early retirement benefits when they attain age 55 with five years of service. The early retirement benefit is calculated (x) minus (y), where (x) is the sum of items (i) and (ii) immediately above, reduced by 5/9 of 1% for each of the first 60 months that the early retirement benefit payment commencement date precedes the Traditional Participant's normal retirement date and further reduced by 5/18 of 1% for each of the months in excess of 60 that the payment commencement date precedes the Traditional Participant's normal retirement date, and (y) is item (iii) immediately above, but determined as if the Traditional Participant's benefit under such Quanex Corporation qualified defined benefit plan commences to be paid at the same time as the Pension Plan benefit, using the reduction factors used in connection with such Quanex Corporation qualified defined benefit plan. No current executive officers are presently eligible for retirement benefits under the Pension Plan.

Under the Pension Plan, a Cash Balance Participant receives upon termination of employment with us following at least three years of vesting:

The sum of the notional company contributions accrued under the Pension Plan through the date on which the Cash Balance Participant terminates employment with us, where such contribution generally equals 4% of the Cash Balance Participant's compensation for the applicable year; plus

The sum of the interest credits on those notional company contributions accrued under the Pension Plan through the date on which the Cash Balance Participant terminates employment with us, where such contribution generally equals the interest rate on the 30-year Treasury security for the fifth month prior to the first day of the applicable year.

For purposes of both Traditional Participants' benefits and Cash Balance Participants' benefits, the compensation taken into account under the Pension Plan is generally comprised of salary and bonus compensation for the applicable year. In addition, for purposes of both Traditional Participants' benefits and Cash Balance Participants' benefits, actuarial equivalence is determined using (i) the mortality table prescribed by IRS Revenue Ruling 2007-67 and (ii) (x) for lump sum payments, an interest rate equal to the August phase in segment rate as prescribed by the Pension Protection Act of 2006 and (y) for all payment options other than lump sum payments, an interest rate equal to 6% per annum.

Supplemental Employee Retirement Plan

We provide additional retirement benefits to certain of our named executive officers under the Supplemental Employee Retirement Plan (the "SERP"). Eligibility to participate in the SERP is determined by the Board of Directors. Currently, the CEO, the SVP – Finance and CFO, and the SVP – General Counsel and Secretary are the only participants in the SERP.

Under the SERP, an eligible participant receives a monthly single life annuity (or actuarially equivalent optional form of payment) payable at age 65 equal to:

- 2.75% of the highest consecutive 36-month average of salary and bonus compensation from the last 60 months of employment,
- multiplied by the named executive officer's years of service (but not in excess of 20 years), and
- reduced by (i) any benefits payable under the Pension Plan and (ii) 50% of the named executive officer's Social Security benefits adjusted pro rata for years of service not in excess of 20 years.

The named executive officer is required to remain employed until he or she has accumulated five years of service in order to receive a benefit under the SERP. SERP participants are eligible for early retirement benefits when they attain age 55 with five years of service. The early retirement benefit is calculated based on average compensation and service at early retirement, and reduced by 5% for each year benefit commencement precedes age 65. No current executive officers are presently eligible for retirement benefits under the SERP.

Upon a named executive officer's termination of employment after a change in control, he or she will be eligible to receive a lump sum payment in lieu of any other benefit payable from the SERP. The lump sum is equal to the present value of the SERP life annuity, which is payable immediately without reduction for early payment, based on the named executive officer's years of service and compensation at date of termination. The SERP is administered in a manner that is intended to comply with Section 409A of the Internal Revenue Code.

Restoration Plan

We provide additional retirement benefits to our executive officers who do not participate in the SERP under the Restoration Plan (the "Restoration Plan"). Eligibility to participate in the Restoration Plan is determined by a committee appointed by the Company's Board of Directors. Currently, the VP – Treasurer, the VP – Controller, and the Company's divisional leaders are the only participants in the Restoration Plan.

Under the Restoration Plan, an eligible participant will receive a lump sum actuarial equivalent of a monthly benefit for life payable at age 65 equal to:

- the benefit payable to the named executive officer under the Pension Plan if the compensation taken into account under that plan were not capped at the amount required under Section 401(a)(17) of the Internal Revenue Code,
- reduced by the benefit payable to the named executive officer under the Pension Plan taking into account only the amount of compensation allowed under Section 401(a)(17) of the Internal Revenue Code.

The specific elements of a named executive officer's compensation taken into account for purposes of the Restoration Plan are the same as those items of compensation taken into account for purposes of the Pension Plan, described above.

The named executive officer must remain employed until he or she has accumulated five years of service in order to receive a benefit under the Restoration Plan. Restoration Plan participants are eligible for early retirement benefits when they attain age 55 with five years of service. The early retirement benefit is the actuarial equivalent of his lump sum benefit under the Restoration Plan, determined as of his or her early retirement date. No current executive officers are presently eligible for retirement benefits under the Restoration Plan. The Restoration Plan is administered in a manner that is intended to comply with Section 409A of the Internal Revenue Code.

Historical Benefits Tables

The following table discloses the years of credited service of, present single-sum value of the accrued benefits as of October 31, 2011 for, and payments during fiscal year 2011 for the named executive officers under the SERP, the Pension Plan, and the Restoration Plan. For information related to the valuation method and material assumptions applied in quantifying the present value of the current accrued benefit, please see Note 11 to the financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2011.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
David D. Petratis	SERP [(1)]	3.34	991,327	-
	Pension Plan [(2)]	3.34	37,549	-
Brent L. Korb	SERP [(1)]	7.94	395,416	-
	Pension Plan [(2)]	7.94	78,479	-
Kevin P. Delaney	SERP [(1)]	8.28	597,257	-
	Pension Plan [(2)]	8.28	164,320	-
Jairaj T. Chetnani	Restoration Plan [(3)]	2.92	4,644	-
	Pension Plan [(2)]	2.92	23,955	-
Deborah M. Gadin	Restoration Plan [(3)]	6.22	7,444	-
	Pension Plan [(2)]	6.22	77,055	-

(1) The SERP provides retirement benefits for certain designated officers in addition to those provided under the Pension Plan. The purpose of the SERP is to supplement those retirement benefits that a Participant may be entitled to receive as a salaried employee of the Company. The SERP pays a retirement benefit to eligible employees following retirement or termination of employment. As noted above, the benefit formula under the SERP equals: 2.75 percent of Final Average Earnings (defined as the highest 36 months of compensation during the last 60 months preceding retirement or termination) multiplied by Years of Service (not in excess of 20 years), less the sum of (1) the Participant's Pension Plan Benefit, and (2) one-half of the Participant's Social Security Benefit multiplied by a fraction (which shall not exceed one) the numerator of which is the Participant's number of years of Service and the denominator of which is 20. The definition of "compensation" under the SERP includes W-2 wages modified by excluding reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, welfare benefits, BeneFlex dollars under the Company's Medical Reimbursement Plan, and restricted stock awards and stock options; and modified further by including elective contributions under a cafeteria plan maintained by the Company that is governed by section 125 of the Code and elective contributions to any plan maintained by the Company that contains a qualified cash or deferred arrangement under section 401(k) of the Code.

Vesting in the SERP is based on five Years of Service. Early Retirement under the SERP requires a Participant to attain age 55 with five Years of Service. None of the named executive officers is currently eligible for an early retirement benefit under this plan. If the Participant retires prior to age 55, the accrued benefit is reduced 5% for each year (and fractional year) that the Participant's benefit commencement precedes age 65.

Benefits under the SERP are paid under the following options:

- Single Life Annuity
- 50%, 75%, or 100% Joint & Survivor Annuity
- 10 Year Certain and Life
- Single Lump Sum

The SERP also pays a death benefit to the designated beneficiary if the Participant has retired or terminated employment, but has not commenced payment. In addition, the SERP pays a Disability Benefit. Should a Participant with six months of service terminate due to disability prior to early retirement, the SERP will pay a Disability Benefit until age 65 equal to 50 percent of the sum of his monthly Earnings in effect at the date of his Disability and the monthly equivalent of the average of his Incentive Awards for the prior three Plan Years, less the sum of (1) the Participant's Qualified Plan Benefit; (2) the Participant's Social Security Benefit; (3) the Participant's benefit under the Company's group long-term disability insurance plan; (4) the Participant's benefit under an individual disability policy provided by the Company; and (5) the Participant's benefit under the Company's wage continuation policy plan. Benefits payable from the Plan are equal to the actuarial equivalent of the accrued benefit at date of distribution employing the Actuarial Equivalent definition from the Pension Plan. The Company has no policy for granting additional service under this plan.

(2) The Pension Plan was established to provide retirement income to the Company's non-union employees. It is an ERISA qualified pension plan. The Pension Plan pays a retirement benefit to eligible Participants equal to 1.5% of the Traditional Member's Average Monthly Compensation (high 5 consecutive years of Earnings out of the 10 years preceding termination or retirement) times years and fractional years of Benefit Service earned prior to November 1, 1985 plus the sum of 1% of Average Monthly Compensation up to Social Security Covered Compensation and 1.5% of the Traditional Member's Average Monthly Compensation in excess of Social Security Covered Compensation, the total of which is multiplied by years and fractional years of Benefit Service from, on and after November 1, 1985. Compensation is defined as earned income excluding deferred compensation. Compensation is limited by the compensation limits imposed under the Internal Revenue Code. For Cash Balance Participants, the Pension Plan pays the Account Balance with interest at date of termination. The contribution equals a certain percentage based on location, credited with interest. The Pension Plan pays a Death Benefit prior to retirement to the spouse, or to the estate, if no spouse. The Pension Plan does not provide for a Disability Retirement. The Pension Plan requires 5 Years of Vesting Service for Traditional Plan Participants and 3 Years of Service for Cash Balance Participants. Early Retirement under the Plan requires a Participant to have attained age 55 with 5 Years of Service. None of the named executive officers is currently eligible for an early retirement benefit under this plan. Benefits commencing prior to age 65 are reduced 5/9ths of 1% for each of the first 60 months, and an additional 5/18ths of 1% for each month in excess of 60 that benefits commence prior to age 65. The Company has no policy for granting additional service under this plan. Mr. Delaney and Ms. Gadin are Traditional Plan Participants, and Messrs. Petratis, Korb, and Chetnani are Cash Balance Participants.

(3) The Restoration Plan was established to provide a retirement pay supplement for a select group of management or highly compensated employees so as to retain their loyalty and to offer a further incentive to them to maintain and increase their standard of performance. The Restoration Plan pays a retirement benefit in the form of a lump sum to eligible employees following retirement or termination of employment. If a Participant terminates employment, an Actuarial Equivalent lump sum of the Participant's Pension Plan Benefit that would be payable if the applicable limitation under section 401(a)(17) of the Code for each fiscal year of the Pension Plan commencing on or after November 1, 1994, was not limited (indexed for increases in the cost of living), less the Participant's Pension Plan Benefit. Early Retirement under the Restoration Plan requires a Participant to have attained age 55 with 5 Years of Service. None of the named executive officers is currently eligible for an early retirement benefit under this plan. The Restoration Plan requires 5 Years of Service for vesting purposes for Traditional Plan Participants, and three years of Service requirement for Cash Balance Participants. In addition, the Plan also pays a death benefit to the designated beneficiary if the Participant has retired or terminated employment, but has not commenced payment. The Restoration Plan does not provide a Disability Benefit. The Company has no policy for granting additional service under this plan.

The following table discloses contributions, earnings and balances to the named executive officers under the Quanex Building Products Corporation Deferred Compensation Plan (the "DC Plan") for the fiscal year ending October 31, 2011.

Name	Executive Contributions FY 2011 (1) ($)	Registrant Contributions in FY 2011 (2) ($)	Aggregate Earnings in FY 2011(3) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 10/31/2011 (4) ($)
David D. Petratis	700,000	-	(253,464)	-	1,945,380
Brent L. Korb	-	-	-	-	-
Kevin P. Delaney	-	-	-	-	-
Jairaj T. Chetnani	-	-	(8,170)	-	39,035
Deborah M. Gadin	29,625	-	(12,621)	-	101,613

(1) Executive contributions are incentive compensation earned for performance from November 1, 2009 to October 31, 2010 and deferred in December 2010, when they would have otherwise been paid, during fiscal 2011. The full amount shown in the executive contributions column for each executive was reported in the Summary Compensation Table.

(2) The registrant contributions in previous years were the associated match by Quanex Building Products Corporation for these executive contributions. The Company suspended its matching contributions on the DC Plan effective April 1, 2009.

(3) Aggregate earnings are not included as compensation in the current Summary Compensation Table. This item primarily reflects the change in market value of the deemed common stock held in each participant's deferred compensation account.

(4) The aggregate balance is as of October 31, 2011, and includes current and previous years' executive and registrant contributions and the earnings on those contributions, less any withdrawals. The amounts reported in the aggregate balance at October 31, 2011 are reported in the Summary Compensation Table or were previously reported as compensation to the named executive officer in the Summary Compensation Table if such individual was included as a named executive officer in the respective previous years.

Qualified Defined Contribution Plans

Salaried and Nonunion Employee 401(k) Plan

The Salaried and Nonunion Employee 401(k) Plan (the "401(k) Plan") is a defined contribution plan intended to be a tax-qualified plan under Section 401(a) of the Internal Revenue Code, for the benefit of substantially all of our salaried and nonunion hourly employees. An employee is eligible to participate in the 401(k) Plan on the later of (i) the date we or our affiliate that employs the employee adopt the 401(k) Plan or (ii) the date the employee completes one hour of service for us.

Participants in the 401(k) Plan may contribute from 1% of compensation per payroll period up to a maximum percentage per payroll period to be determined by the Benefits Committee. In addition, any new participants who do not affirmatively elect otherwise have 3% of their compensation per payroll period automatically contributed to the 401(k) Plan. To the extent permitted by the committee, participants may also make after-tax contributions to the 401(k) Plan.

We have made matching contributions to each participant's account equal to 50% of the pre-tax contributions the participant makes to the 401(k) Plan up to 5% of the participant's eligible compensation. The Company temporarily suspended its matching contributions to the 401(k) Plan effective April 1, 2009, and reinstated the matching contributions effective February 1, 2010. We may, at our discretion, make profit-sharing contributions to the participants' accounts.

Participants will always be 100% vested in their pre-tax and after-tax contributions to the 401(k) Plan. Company matching and profit-sharing contributions vest 20% per year and are 100% vested after five years. In addition, a participant will be 100% vested in all amounts under the 401(k) Plan in the event of (i) disability prior to termination of employment, (ii) retirement or (iii) death prior to termination of employment.

All distributions from the 401(k) Plan will be made in a single lump sum payment.

Stock Purchase Plans

Employee Stock Purchase Plan

The Employee Stock Purchase Plan (the "Stock Purchase Plan") is designed to provide our eligible employees the opportunity to invest in our common stock through voluntary payroll deductions. In addition, participating employees receive a percentage match from us, thereby encouraging employees to share in our success and to remain in our service. The Stock Purchase Plan is not intended to meet the requirements of Section 423 of the Internal Revenue Code.

The Stock Purchase Plan is administered by Wells Fargo Shareowner Services (the "Bank"), who may be removed at our election.

Regular full time employees of the Company (or any of our subsidiaries with our consent) will be eligible to participate in the Stock Purchase Plan. Participation in the Stock Purchase Plan will be voluntary.

Contributions to the Stock Purchase Plan

Contributions to the Stock Purchase Plan consist of employees' payroll deductions and an amount from us equal to 15% of those deductions. The Company temporarily suspended its 15% contribution effective April 1, 2009, and reinstated the contribution effective February 1, 2010. The Bank establishes an account under the Stock Purchase Plan as agent for each eligible employee electing to participate in the Stock Purchase Plan and credits the following sources of cash to each employee's account for the purchase of full and fractional shares of common stock ("Plan Shares"):

- such employee's payroll deductions;
- such employee's 15% Company contribution;
- cash dividends received from us on all shares in such employee's Stock Purchase Plan account at the time a dividend is paid; and
- cash resulting from the sale of any (i) rights to purchase additional shares of our stock or other securities of ours, or (ii) securities of any other issuer.

Participants generally may not add shares of common stock held in their name to their accounts. All shares are held in the name of the Bank or its nominee as Plan Shares subject to the terms and conditions of the Stock Purchase Plan.

Purchase of Plan Shares

The Bank applies cash credited to each participant's account to the purchase of full and fractional Plan Shares and credits such Plan Shares to such participants' accounts. The price at which the Bank is deemed to have acquired Plan Shares for accounts is the average price, excluding brokerage and other costs of purchase, of all Plan Shares purchased by the Bank for all participants in the Stock Purchase Plan during the calendar month. The Bank purchases Plan Shares in negotiated transactions or on any securities exchange where our common stock is traded. The purchases are on terms as to price, delivery and other matters, and are executed through those brokers or dealers, as the Bank may determine.

Stock Certificates

The Bank holds the Plan Shares of all participants in its name or in the name of its nominee evidenced by as many or as few certificates as the Bank determines. No certificates representing Plan Shares purchased for participants' accounts are issued to any participant unless the participant makes a request in writing or until the participant's account is terminated and the participant makes the election described below under "Termination and Withdrawal by Participants." Certificates are not issued for less than 10 shares unless the participant's account is terminated.

Voting of Plan Shares

The Bank will vote each participant's Plan Shares as instructed by the participant on a form to be furnished by and returned to the Bank at least five days (or such shorter period as the law may require) before the meeting at which the Plan Shares are to be voted. The Bank will not vote Plan Shares for which no instructions are received.

Assignment or Sale

Except as otherwise described herein, participants cannot sell, pledge, or otherwise assign or transfer their accounts, any interest in their accounts or any cash or Plan Shares credited to their accounts. Any attempt to do so will be void.

Subject to the restrictions set forth below under "Restrictions on Resale," each participant may request that the Bank sell:

- all or part of such participant's Plan Shares at any time, if the participant is employed by us or in connection with a division or subsidiary of ours immediately before we sell or otherwise dispose of that division or subsidiary and after such sale or other disposition the participant is no longer employed by us or our subsidiary; and

- all or any part of such participant's Plan Shares at any time after they have been held in the participant's account for at least one year.

If a participant elects to sell all of his or her Plan Shares, such participant will be deemed to have terminated participation in the Stock Purchase Plan.

Termination and Withdrawal by a Participant

Participants may terminate their participation in the Stock Purchase Plan at any time by giving proper notice. Upon receipt of such notice, unless the participant has made a contrary election in written response to the Bank's notice relating to such participant's account, the Bank will send the participant a certificate or certificates representing the full Plan Shares accumulated in the participant's account and a check for the net proceeds of any fractional share in the participant's account. After the participant's withdrawal, the sale by the participant of any shares of common stock issued to the participant upon such withdrawal is subject to the restrictions below under "Restrictions on Resale." If a participant elects to terminate his or her participation in the Stock Purchase Plan, he or she may not rejoin the Stock Purchase Plan for a period of six months from the date of termination.

Restrictions on Resale

Our officers, directors and affiliates (as defined by the relevant securities laws) are subject to certain restrictions on resale that apply to sales by (i) the Bank on their behalf of shares of common stock pursuant to the Stock Purchase Plan and (ii) the participant, after he or she withdraws from the Stock Purchase Plan, of shares of common stock issued to the participant upon his or her withdrawal from the Stock Purchase Plan.

Nonqualified Defined Benefit and Other Nonqualified Deferred Compensation Plans

Our directors, executive officers, key management and highly compensated employees are eligible to participate in certain non-tax qualified plans described below.

2008 Omnibus Incentive Plan, as amended

We recognize the importance of aligning the interests of our directors, officers, and employees with those of our stockholders. This alignment of interests is reflected in the Omnibus Plan, which provides those persons who have substantial responsibility for the management and growth of the Company and its affiliates with additional performance incentives and an opportunity to obtain or increase their proprietary interest in the Company, thereby encouraging them to continue in their employment or affiliation with us and our affiliates.

The Omnibus Plan provides for the granting of stock options, stock appreciation rights (SARs), restricted stock, restricted stock units, performance stock awards, performance unit awards, annual incentive awards, other stock-based awards and cash-based awards. Certain awards under the Omnibus Plan may be paid in cash or in our common stock. Eligibility will be determined by the Compensation Committee, which has exclusive authority to select the officer and employee participants to whom awards may be granted, and may determine the type, size and terms of each award. The Compensation Committee will also make all determinations that it decides are necessary or desirable in the interpretation and administration of the Omnibus Plan.

Deferred Compensation Plan

We maintain a Deferred Compensation Plan that allows certain highly compensated management personnel and directors to defer all or a portion of their directors' fees, compensation under the Omnibus Plan and compensation under the Management Incentive Plan (the "MIP").

Eligibility and Participation

The individuals who are eligible to participate in the Deferred Compensation Plan are all participants in the Omnibus Plan or the MIP, and all of our directors, subject to additional eligibility requirements for participation in the Deferred Compensation Plan as the Compensation Committee may determine from time to time.

Deferral Elections

A participant may elect, during the designated election periods, (1) the percentage of his bonus awarded to him under the MIP (an "Incentive Bonus") earned during the applicable year to be deferred under the Deferred Compensation Plan; (2) the percentage of his compensation earned under the Omnibus Plan during the applicable year ("Omnibus Compensation") to be deferred under the Deferred Compensation Plan; (3) the percentage of his director fees earned during the applicable year to be deferred under the Deferred Compensation Plan; (4) the percentage to be deferred in the form of deemed shares of common stock or other investment funds provided under the Deferred Compensation Plan; (5) the length of the period for deferral; and (6) the form of payment at the end of the period for deferral (either a lump sum, or quarterly or annual installment payments over a period of time of not less than three nor more than 20 years). All elections made are irrevocable once they are made for a given plan year, except for the election as to how the distribution is to be made or as otherwise permitted under applicable Internal Revenue Service guidance. That election can be changed if the change is made at least 12 months prior to the end of the deferral period, is not effective for at least 12 months and the scheduled payment is no earlier than five years after the date on which the payment would have otherwise have been made or commenced. If the election of the form of distribution is changed and an event causing distribution occurs within one year, the change in election will be ineffective and the original election will remain in effect.

The deferrals in the form of deemed shares of common stock elected by all participants in any plan year will not be allowed to exceed 3% of the shares of common stock outstanding on the first day of the plan year.

Company Match

If a participant elects to defer a portion of his Incentive Bonus, Omnibus Compensation or director fees under the Deferred Compensation Plan in the form of deemed shares of our common stock for a period of three full years or more, we provide a matching award of additional deemed shares of common stock equal to 20% of the amount deferred, excluding deferrals of long-term incentives, in the form of deemed shares of our common stock; however, the Company suspended its matching award effective April 1, 2009.

The Participant's Account

Under the Deferred Compensation Plan, the committee will establish an account for each participant, which we will maintain. The account will reflect the amount of our obligation to the participant at any given time (comprised of the amount of compensation deferred for the participant under the Deferred Compensation Plan, the Company match, and the amount of income credited on each of these amounts). If the participant elects his deferral to be in the form of deemed shares of our common stock, the number of shares credited to his account as common stock will be the number of shares of our common stock that could have been purchased with the dollar amount deferred, without taking into account any brokerage fees, taxes or other expenses that might be incurred in such a transaction, based upon the closing quotation on the NYSE on the date the amount would have been paid had it not been deferred. In addition to the option to hold the account as deemed shares of common stock, the participant may choose from a variety of investment choices.

Dividends and Distributions on Our Common Stock.

When dividends or other distributions are declared and paid on our common stock, those dividends and other distributions will be accrued in a participant's account based upon the shares of common stock deemed credited to the participant's account. Such amounts credited to a participant's account will vest at the same time the underlying deemed shares of common stock vest and will be subject to the same forfeiture restrictions. The dividends or other distributions, whether stock, property, cash or other rights, will be credited to the account as additional deemed shares of our common stock. For this purpose, all dividends and distributions not in the form of deemed shares of our common stock or cash will be valued at the fair market value as determined by the Compensation Committee.

Common Stock Conversion Election

At any time during a period commencing three years prior to the earliest time a participant could retire under the Pension Plan and ending on the participant's normal retirement date as established under the Pension Plan, the participant will be allowed to elect a retirement date under the Pension Plan and may elect to have all deemed shares of common stock in his account converted to cash and deemed to be invested in the participant's selected investment options. At any time which is at least three years after deemed common stock is credited to a participant's account, the participant will be allowed to elect to have such deemed common stock converted to cash and deemed to be invested in the participant's selected investment options.

Vesting

All deferrals of the Incentive Bonus, Omnibus Compensation and director fees will be 100% vested at all times, except in event of forfeiture as described below. Company matching contributions and dividends will be 100% vested after the earliest of (i) three years after the applicable deemed share of common stock is credited to the participant's account, (ii) the participant's death, (iii) the participant's termination of employment due to disability or (iv) the participant's retirement.

If the Compensation Committee finds that the participant was discharged by us for fraud, embezzlement, theft, commission of a felony, proven dishonesty in the course of his employment by us that damaged us, for disclosing our trade secrets, or for competing directly or indirectly with us at any time during the first two years following his termination of employment, the entire amount credited to his account, exclusive of the total deferrals of the participant, will be forfeited. Notwithstanding the foregoing, such forfeitures will not apply to a participant discharged during the plan year in which a change of control occurs.

Distributions under the Deferred Compensation Plan

Upon a distribution or withdrawal, the balance of all amounts deemed invested in investment funds and the number of deemed shares of common stock credited to the participant and required to be distributed will be distributed in cash, whether the distribution or withdrawal is in a lump sum or in installments. The value per deemed share of common stock will be calculated based on the closing quotation for our common stock on the NYSE. Distributions will be made with respect to a participant's interest in the Deferred Compensation Plan upon the expiration of the term of deferral as was previously elected by the participant or upon the participant's earlier death or disability. A withdrawal may be made by the participant prior to an event causing distribution, in an amount needed to satisfy an emergency, in certain unforeseeable events of hardship beyond the control of the participant, as approved by the Compensation Committee.

The Deferred Compensation Plan will be administered in a manner that is intended to comply with Section 409A of the Internal Revenue Code.

COMMON STOCK PERFORMANCE

The following graph compares the performance of the Company's common stock to the performance of the Standard & Poor's 500 Index (S&P 500), the Russell 2000 Index, and the Company's peer group. Quanex Building Products Corporation was initially listed and began trading on the New York Stock Exchange on April 24, 2008. The graph assumes $100 invested on April 23, 2008 in Quanex Building Products Corporation common stock, in the S&P 500, in the Russell 2000 Index, and in the Industry Peer Group. The companies included in the Industry Peer Group are American Woodmark Corp, Apogee Enterprises Inc, Builders Firstsource, Drew Industries Inc, Eagle Materials Inc, Gibraltar Industries Inc, Griffon Corp, Louisiana-Pacific Corp, Simpson Manufacturing Inc, Trex Co Inc, and Universal Forest Prods Inc.


Comparison of Cumulative Total Return
$150
$100
$50
$0
4/23/08
10/31/08
10/31/09
10/31/10
10/31/11
Quanex Building Products Corporation
S&P 500 Index
Russell 2000 Index
Peer Group

		INDEXED RETURNS Years Ending			
Company Name / Index	**Base Period 4/23/08**	**10/31/08**	**10/31/09**	**10/31/10**	**10/31/11**
Quanex	**100**	61.21	100.55	122.85	101.59
S&P 500 Index	**100**	71.01	77.97	90.85	98.20
Russell 2000 Index	**100**	76.49	81.43	103.07	109.99
Peer Group	**100**	68.95	81.66	87.15	86.40

COMMON STOCK OWNERSHIP

The following table sets forth, as of January 3, 2012, the number and percentage of beneficial ownership of shares of Common Stock, Restricted Stock Units, shares of Common Stock credited under the Deferred Compensation Plan, and the amount of shares obtainable upon conversion of options exercisable (or exercisable within 60 days) for each current director and nominee for director of the Company, the executive officers named in the Summary Compensation Table on page 32 of this Proxy Statement, and all officers and directors as a group. Each of the directors and executive officers has sole voting and investment authority with respect to the securities listed by their name below.

	Common Stock Owned of Record	Restricted Stock Units	Common Stock Credited Under DC Plan	Common Stock Underlying Exercisable Options[(1)]	Total	Percent
David D. Petratis	176,211	47,700	84,029	423,274	731,214	1.90%
Brent L. Korb	71,811	23,200	-	200,752	295,763	*
Kevin P. Delaney	69,769	19,600	-	188,566	277,935	*
Deborah M. Gadin	13,409	6,300	4,928	73,331	97,968	*
Jairaj T. Chetnani	11,931	-	2,646	43,506	58,083	*
Donald G. Barger	5,189	9,684	55,894	40,432	111,199	*
Robert R. Buck	-	-	-	-	-	*
Susan F. Davis	25,182	7,411	15,477	40,432	88,502	*
William C. Griffiths	-	4,682	-	25,011	29,693	*
LeRoy D. Nosbaum	-	3,111	-	19,522	22,633	*
Joseph D. Rupp	-	7,411	-	40,432	47,843	*
Curtis M. Stevens	-	3,111	2,674	19,522	25,307	*
All Officers and Directors as a group	373,502	132,210	165,648	1,114,780	1,786,140	4.64%

* Less than 1.0%

(1) Includes options exercisable within 60 days.

Section 16(a) Beneficial Ownership Reporting Compliance

Under SEC rules, the Company's directors, executive officers and beneficial owners of more than 10% of the Company's equity securities are required to file periodic reports of their ownership, and changes in that ownership, with the SEC. Based solely on its review of copies of these reports and representations of such reporting persons, the Company believes that all such SEC filing requirements were satisfied during the fiscal year ended October 31, 2011.

CORPORATE GOVERNANCE

The Company's business is managed under the direction of the Board of Directors. The following corporate governance guidelines have been adopted by the Board of Directors as the framework within which directors and management can effectively pursue the Company's objectives of adding to shareholder value. These guidelines reflect the practices and principles by which the Company operates. The Board periodically reviews and may update these guidelines and other corporate governance matters.

Corporate Governance Guidelines

The Board

1. The business of Quanex Building Products Corporation (the "Company") shall be managed by a Board of Directors (the "Board") who shall exercise all the powers of the Company not reserved to the shareholders by statute, the Certification of Incorporation or the By-Laws of the Company.

2. The Chief Executive Officer shall be a member of the Board

3. The size of the Board, the classification of directors, the term of office, and the process for filling vacancies shall be in accordance with the Company's Certificate of Incorporation and By-Laws.

4. In its discretion from time to time and as vacancies may occur, the Board may choose to employ a leadership structure consisting of either (a) a joint Chairman of the Board and Chief Executive Officer with an independent Lead Director, or (b) a non-executive Chairman of the Board, who shall serve in the role of Lead Director, with a separate Chief Executive Officer.

Board Committees

5. The Board shall at all times maintain an Audit Committee, a Nominating & Corporate Governance Committee, and a Compensation & Management Development Committee, which shall operate in accordance with applicable laws, their respective Charters as adopted and amended from time to time by the Board, and the applicable rules of the Securities and Exchange Commission and the New York Stock Exchange.

6. The membership of the Audit Committee, the Compensation & Management Development Committee, or the Nominating & Corporate Governance Committee shall meet the independence requirements of applicable laws, the New York Stock Exchange, and if deemed appropriate from time to time, meet the definition of "non-employee director" under Rule 16b-3 under the Securities Exchange Act of 1934, and "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986.

7. The Board may establish such other committees as it deems appropriate and delegate to such committees such authority permitted by applicable law and the Company's By-Laws as the Board sees fit.

Board Procedure

8. At each regular meeting of the Board, the Board shall meet in executive session, where non-management directors meet without management participation.

9. The Board, in executive session, shall conduct an annual review of the performance of the Chief Executive Officer, taking into account the views and recommendations of the Chairman of the Compensation & Management Development Committee as set forth in the Committee's Charter.

10. The Board shall review policies and procedures developed by the Company and reviewed and approved by the Compensation & Management Development Committee, regarding succession to the position of Chief Executive Officer and positions of other corporate officers and key executives in the event of emergency or retirement.

11. The Board shall conduct an annual Self-Assessment to determine whether it and its committees are functioning effectively. The full Board shall discuss the evaluation to determine what, if any, action could improve Board and Board committee performance.

Board Resources

12. The Board shall establish methods by which interested parties may communicate directly with the Chairpersons of each Committee or with non-employee directors of the Board as a group and cause such methods to be published.

13. The Company shall provide each director with complete access to the management of the Company, subject to reasonable notice to the Company and reasonable efforts to avoid disruption to the Company's management, business and operations.

14. The Board and Board committees, to the extent set forth in the applicable committee Charter, have the right to consult and retain independent legal and other advisors at the expense of the Company.

15. The Board or the Company shall establish, or identify and provide access to, appropriate orientation programs, sessions or materials for newly-appointed directors of the Company for their benefit either prior to or within a reasonable period of time after their nomination or election as a director.

16. The Board or the Company shall encourage directors to periodically pursue or obtain appropriate programs, sessions or materials as to the responsibilities of directors of publicly-traded companies.

Director Qualifications

17. A majority of the members of the Board must qualify as independent directors in accordance with the applicable rules of the New York Stock Exchange.

18. A director shall not stand for re-election after reaching 70 years of age.

19. Directors shall promptly report changes in their business or professional affiliations or responsibilities, including retirement, to the Chairman of the Board and the Chairman of the Nominating & Corporate Governance Committee.

20. A director shall offer to resign from the Board if the Nominating & Corporate Governance Committee concludes that the director (a) no longer meets the Company's requirements for service on the Board, or (b) has experienced a substantial reduction in responsibilities in full time employment. A director shall also offer to resign from the Board if the director has retired, been terminated, or has otherwise separated from an employer.

21. No director shall serve as a director, officer or employee of a competitor of the Company.

22. Non-employee directors shall not serve in a paid consulting role for the Company.

23. Directors shall advise the Chairman of the Board and the Chairman of the Nominating & Corporate Governance Committee promptly upon accepting any other public company directorship or any assignment to the audit committee or compensation committee of the board of directors of any public company of which such director is a member.

24. Non-employee directors shall serve on the board of no more than three other public companies.

25. A director who is also an officer of the Company shall not continue serving on the Board upon separation of employment with the Company, except in special instances to facilitate a transition of management.

26. The Nominating & Corporate Governance Committee shall be responsible for establishing additional qualifications for directors, taking into account the composition and skills of the entire Board.

Director Responsibilities

27. Directors should exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company in a manner consistent with their fiduciary duties.

28. Directors are expected to attend all Board meetings and meetings of committees to which they are assigned, and at a minimum, 75 percent of such meetings each year.

29. Directors are expected to prepare for all meetings of the Board or committees to which they are assigned by reviewing the materials that are sent to all directors in advance of meetings.

30. Non-employee directors are expected to own, beneficially or otherwise, common shares or common share equivalents of the Company's Common Stock valued at no less than $200,000, which shares or share equivalents may be accumulated over the first five years of service.

Director Compensation

31. The Nominating & Corporate Governance Committee shall review and recommend for Board approval the form and amount of non-employee director compensation, including cash, equity-based awards and other director compensation.

32. In determining non-employee director compensation, the Nominating & Corporate Governance Committee, may consult with appropriate advisers to determine levels of director compensation similar to the compensation of directors of similar companies.

33. Non-employee directors shall be paid in equity and cash for their services, with a deferral option for fees paid in cash.

34. Unless and until a recommendation is made by the Nominating & Corporate Governance Committee and approval of the Board, the amount of cash compensation for non-employee directors is as follows: Retainer – $50,000/year paid quarterly; Committee Member Retainer Fees - $7,500/year paid quarterly for membership on the Audit Committee and $5,000/year paid quarterly for membership on the Compensation or Governance Committees; Committee chair fees - $15,000/year paid quarterly for Audit Committee and $10,000/year paid quarterly for Compensation and Governance Committees; Lead Director fee of $20,000/year paid quarterly; and reimbursement for all travel and living expenses associated with meeting attendance.

35. Unless and until a recommendation is made by the Nominating & Corporate Governance Committee and approval of the Board, new non-employee directors shall receive a one-time non-incentive stock option grant of 5,000 shares on his or her first anniversary of service on the Board.

36. Unless and until a recommendation is made by the Nominating & Corporate Governance Committee and approval of the Board, on the last business day of each fiscal year, non-employee directors shall receive an annual non-incentive stock option grant of $50,000 in equivalent value.

37. Unless and until a recommendation is made by the Nominating & Corporate Governance Committee and approval of the Board, on the last business day of each fiscal year, non-employee directors shall receive an annual restricted stock unit award of $25,000 in equivalent value.

38. Unless and until a recommendation is made by the Nominating & Corporate Governance Committee and approval of the Board, non-employee directors shall not receive any remuneration from the Company other than as set forth in this Director Compensation section of the Corporate Governance Guidelines.

Role of Lead Director

39. The Lead Director shall preside at each executive session.

40. The Lead Director shall be a member of the Executive Committee and shall have the following responsibilities:

    a. Chairing the Board in the absence of the Chairman;

    b. Acting as liaison between the Board and the Chairman, as requested by the Board;

    c. In concert with the Chairman, setting the agenda for board meetings, based on input from directors and the annual meeting plans;

    d. Ensuring that independent directors have adequate opportunity to meet in executive session without management present, and setting the agenda for, and moderating, all such sessions;

    e. Communicating to the Chief Executive Officer, as appropriate, the results of executive sessions among independent directors;

f. Ensuring that the Board has adequate resources, including full, timely and relevant information, to support its decision making requirements;

g. Organizing the Board's evaluation of the Chairman and providing the Chairman with feedback related thereto;

h. Working with the Chairman to ensure proper Committee structure and membership, including the assignment of members and Committee chairs, and appropriate succession planning related to members and Committee chairs;

i. Notifying the Chairman of the retention of outside advisors and consultants who report directly to the Board;

j. Participating in one-on-one discussions with individual directors, as requested by the Nominating & Corporate Governance Committee;

k. Leading the Board self-assessment process, in conjunction with the Nominating & Corporate Governance Committee;

l. Working with the Chairman to form Special Committees of the Board, as necessary;

m. Carrying out other duties as requested by the Board or the Nominating & Corporate Governance Committee.

Officer Responsibilities

41. The Chief Executive Officer shall serve on the board of no more than one other public company.

42. Other executive officers shall serve on the board of no more than one other public company.

43. The Chief Executive Officer is expected to own, beneficially or otherwise, common shares or common share equivalents of the Company's Common Stock of at least 400% of the value of his/her base salary within three years of serving in said role. Senior officers are expected to own, beneficially or otherwise, common shares or common share equivalents of the Company's Common Stock of at least 200% of their base salary and officers 100% of their base salary under the same terms.

44. To the extent permitted by law, and as determined by the Board in its judgment, the Company may require reimbursement of a portion of any cash performance-based bonus granted to the named executive officers and, if applicable, business unit leaders, where (a) the performance bonus payment was predicated upon the achievement of certain financial results that were subsequently the subject of a material restatement; and (b) a lower payment would have been made to the executive(s) based upon the restated financial results. In each such instance, the Company will, to the extent practicable, seek to recover the amount by which the individual cash performance bonus for the relevant period exceeded the lower payment that would have been made based on the restated financial results. No reimbursement shall be required if such material restatement was caused by or resulted from any change in accounting policy or rules.

Amendment and Waiver

45. The Quanex Corporate Governance Guidelines may be amended, modified, or waived by the Board and waivers of these Guidelines may also be granted by the Nominating & Corporate Governance Committee, subject to the disclosure and other provisions of the Securities Exchange Act of 1934, the rules promulgated thereunder and the applicable rules of the New York Stock Exchange.

Communications with the Company

Quanex invites inquiries to the Company and its Board of Directors. Interested persons may contact the appropriate individual or department by choosing one of the options below.

General

Investor Information:

For Investor Relations matters or to obtain a printed copy of the Company Code of Ethics, Corporate Governance Guidelines or charters for the Audit, Compensation and Management Development, and Nominating and Corporate Governance Committees of the Board of Directors, send a request to the Company's principal address below or inquiry@quanex.com. This material may also be obtained from the Company website at *www.quanex.com* in the "Investor Relations" section. The Company has also adopted a Code of Business Conduct & Ethics for Senior Financial Executives that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. This Code can be obtained in the same manner as the other material described in this paragraph.

The Company's required Securities Exchange Act filings such as annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available free of charge through the Company's website, as soon as reasonably practicable after they have been filed with or furnished to the Securities and Exchange Commission ("SEC") pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (the "1934 Act"). Forms 3, 4 and 5 filed with respect to equity securities under Section 16(a) of the 1934 Act are also available on the Company's website. All of these materials are located in the "Investor Relations" section of the Company's website at *www.quanex.com*. They can also be obtained free of charge upon request to the Company's principal address below or inquiry@quanex.com.

Communications with the Company's Board of Directors:

Persons wishing to communicate to the Company's Board of Directors or a specified individual director may do so by sending them in care of the Chairman of the Board of Directors at the Company's principal address below, or by visiting the Company's web-based Alert Line at *quanex.alertline.com*. There is also a link to the Alert Line in the "Contact Us" section of the Company's website at *www.quanex.com*.

As noted in the Corporate Governance Guidelines, the Lead Director shall preside at each executive session of non-management directors. Any stockholder wishing to send communications to such presiding director, or non-management directors as a group, may do so by sending them in the care of Lead Director, Quanex Building Products Corporation Board of Directors, at the Company's principal executive offices.

Alert Line

Accounting Issues:

Persons who have concerns or complaints regarding questionable accounting, internal accounting controls or auditing matters may submit them to the Senior Vice President – Finance and Chief Financial Officer at the Company's principal address or by visiting the Company's web-based Alert Line at *quanex.alertline.com*.

Such communications will be kept confidential to the fullest extent possible. If the individual is not satisfied with the response, they may contact the Audit Committee of the Board of Directors of the Company. If concerns or complaints require confidentiality, then this confidentiality will be protected, subject to applicable laws.

Reporting Illegal or Unethical Behavior:

Employees, officers and directors who suspect or know of violations of the Company Code of Business Conduct and Ethics, or illegal or unethical business or workplace conduct by employees, officers or directors have an obligation to report it. If the individuals to whom such information is conveyed are not responsive, or if there is reason to believe that reporting to such individuals is inappropriate in particular cases, then the employee, officer or director may contact the Chief Compliance Officer, Chief Financial Officer, Director of Internal Audit, or any corporate officer in person, by telephone, by letter to the Company's principal address, or online as set forth below. Quanex also encourages persons who are not affiliated with the Company to report any suspected illegal or unethical behavior.

1) ***By Letter***

Quanex Building Products Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027

2) ***By Telephone***

Direct Telephone	(713) 877-5349
Toll Free Telephone	(800) 231-8176
Toll Free ALERT LINE	(888) 475-0633

3) ***Via Internet***

https://quanex.alertline.com

Such communications will be kept confidential to the fullest extent possible. If the individual is not satisfied with the response, he or she may contact the Nominating and Corporate Governance Committee of the Board of Directors of the Company. If concerns or complaints require confidentiality, then this confidentiality will be protected, subject to applicable laws.

STRUCTURE AND COMMITTEES OF THE BOARD OF DIRECTORS

The Company's Board currently consists of eight directors. The Audit, Management Development & Compensation, and Nominating & Corporate Governance Committees are all comprised solely of independent directors. Mr. Petratis became Chief Executive Officer of the Company in July 2008 and became the Company's Chairman in December 2008. In addition, the Board selects a separate independent Lead Director. Currently, Mr. Rupp serves as the Lead Director.

The Board believes that this leadership structure is best for Quanex Building Products at the current time, as it appropriately balances the need for the CEO to run the company on a day-to-day basis with significant involvement and authority vested in an outside board member – the Lead Director. The Board believes that there are a number of important advantages to having the positions of Chairman and Chief Executive Officer held by the same person. The Chief Executive Officer is the director most familiar with the Company's business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Independent directors and management have different perspectives and roles in strategy development. The Company's independent directors bring experience, oversight and expertise from outside of the Company and industry, while the Chief Executive Officer brings Company-specific experience and expertise. The Board believes that the combined role of Chairman and Chief Executive Officer promotes strategy development and execution, and facilitates information flow between Management and the Board, which are essential to effective governance.

The Company's independent directors meet in regularly scheduled executive sessions at each of the Company's Board meetings, without management present and with the Lead Director presiding. The Lead Director, who is required to be independent, is actively engaged in facilitating communication with the individual directors and the Chief Executive Officer and provides guidance and counsel to Mr. Petratis on behalf of the independent directors. In addition, the Lead Director is responsible for chairing the Board in the absence of the Chairman; acting as liaison between the Board and the Chairman; assisting the Chairman in setting the agenda for board meetings, ensuring that there are adequate opportunities for executive sessions of the directors and communicating the results of all such sessions; participating in one-on-one discussions with individual directors as requested by the Governance Committee; and working with the Chairman to form Special Committees of the Board, if necessary.

During fiscal 2011, the Board of Directors met eight times, and the independent directors met five times in executive session with the Lead Director presiding. In addition, the Audit Committee met six times, the Compensation and Management Development Committee met six times, and the Nominating and Corporate Governance Committee met three times. The Executive Committee did not meet. All directors attended more than 75% of the combined number of Board meetings and meetings of committees of which they are members. The Company's Board of Directors holds a meeting immediately following each year's annual meeting of stockholders. Therefore, members of the Company's Board of Directors generally attend the Company's annual meetings of stockholders. All the current members of the Board who were board members at the time of the meeting attended the 2011 stockholders' meeting.

Audit Committee

The members of the Audit Committee are Messrs. Barger, Buck, Rupp, and Stevens (Chairman), each of whom satisfies the independence requirements of the New York Stock Exchange and the 1934 Act and meets the definitions of "non-employee director" under Rule 16b-3 of the 1934 Act and "outside director" under Section 162(m) of the Internal Revenue Code of 1986. In addition, all members of the Committee have been designated "audit committee financial experts" within the meaning of Item 401(h) of Regulation S-K.

The Audit Committee's responsibilities to the Board are detailed in the written Audit Committee Charter adopted by the Company's Board of Directors, which is posted on the Company's website at *www.quanex.com* and incorporated in this Proxy Statement by reference. Interested Stockholders may also obtain a copy of the Audit Committee Charter, free of charge, by contacting the Company at the address or phone number listed in the section entitled "Communications with the Company".

Audit Committee Report to Stockholders

We have reviewed and discussed the Company's audited financial statements for the year ended October 31, 2011, with senior management and with Deloitte & Touche LLP, certified public accountants, the independent auditors and accountants for the Company. In addition, we have reviewed and discussed with senior management the design and effectiveness of the Company's internal controls over financial reporting and have further reviewed and discussed the opinion and audit of Deloitte & Touche LLP regarding those controls.

We discussed with Deloitte & Touche LLP the matters required to be discussed by AU Section 380, Communication with Audit Committees, with respect to those statements. We have received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence, and have discussed with Deloitte & Touche LLP its independence in connection with its audit of the Company's most recent financial statements. We have also reviewed and approved limited non-audit services rendered by Deloitte & Touche LLP and approved all fees paid for audit and non-audit services.

Based on these reviews and discussions, the Audit Committee recommended to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2011. The Committee also evaluated and selected Deloitte & Touche LLP as independent auditors for fiscal year 2012.

The information in the foregoing three paragraphs shall not be deemed to be soliciting material, or be filed with the SEC or subject to Regulation 14A or 14C or to liabilities of Section 18 of the Securities Act, nor shall they be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate these paragraphs by reference.

Dated November 30, 2011

Audit Committee

Curtis M. Stevens, Chairman
Donald G. Barger, Jr.
Robert R. Buck
Joseph D. Rupp

Audit and Related Fees

The following table reflects fees for professional audit services rendered by Deloitte & Touche LLP for (i) the audit of our financial statements for the fiscal years ended October 31, 2011 and 2010; and (ii) fees billed for other services rendered by Deloitte & Touche LLP during these periods.

	FY 2011	FY 2010
Audit Fees[(1)]	**$ 1,210,000**	**$ 1,076,000**
Audit Related Fees[(2)]	8,000	30,000
Tax Fees[(3)]	**52,000**	**50,000**
All Other Fees	-	-
Total	**$ 1,270,000**	**$ 1,156,000**

(1) Audit Fees consist of professional services and related expenses rendered by Deloitte & Touche LLP for the audit of our annual financial statements, audit of internal controls and review of financial statements included in Forms 10-Q and Form 10-K and other statutory or regulatory filings.

(2) Audit Related Fees include employee benefit audits as well as assurance and related services by Deloitte & Touche LLP that are reasonably related to the performance of the audit or review of our financial statements and are not included in Audit Fees.

(3) Tax Fees include professional services rendered by Deloitte & Touche LLP for tax return reviews and miscellaneous consulting.

Procedures for Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

Pursuant to its charter, the Audit Committee of our Board of Directors is responsible for reviewing and approving, in advance, any audit and any permissible non-audit engagement between the Company and its independent auditors. Deloitte & Touche LLP's engagement to conduct the audit of Quanex Building Products Corporation for fiscal 2011 was approved by the Audit Committee on December 14, 2010. Additionally, each permissible audit and non-audit engagement or relationship between the Company and Deloitte & Touche LLP entered into during fiscal 2010 and fiscal 2011 was reviewed and approved by the Audit Committee, as provided in its charter.

We have been advised by Deloitte & Touche LLP that substantially all of the work done in conjunction with its audit of the Company's financial statements for the most recently completed fiscal yeat was performed by full-time employees and partners of Deloitte & Touche LLP. The Audit Committee has determined that the provisions of services rendered for all other fees, as described above, is compatible with maintaining independence of Deloitte & Touche LLP.

Compensation and Management Development Committee

The current members of the Compensation and Management Development Committee are Messrs. Griffiths and Nosbaum and Ms. Davis (Chairwoman). The Compensation and Management Development Committee's responsibilities to the Board are detailed in the Compensation and Management Development Committee Charter, which is available on the Company's website at www.quanex.com and incorporated in this Proxy Statement by reference. Interested Stockholders may also obtain a copy of the Compensation and Management Development Committee Charter, free of charge, by contacting the Company at the address and phone number listed in the section entitled "Communications with the Company".

During the fiscal year ended October 31, 2011, each of Ms. Davis and Messrs. Griffiths and Nosbaum satisfied the independence requirements of the New York Stock Exchange and met the definitions of "non-employee director" under Rule 16b-3 under the 1934 Act and "outside director" under Section 162(m) of the Internal Revenue Code of 1986.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a member of the compensation committee or as a member of the board of directors of any other company of which any member of our compensation committee or board of directors is an executive officer.

Compensation Committee Report

The Compensation and Management Development Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained elsewhere in this Proxy Statement. Based on this review and discussion, the Compensation and Management Development Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included herein and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended October 31, 2011.

Dated November 30, 2011

Compensation and Management Development Committee

Susan F. Davis, Chairwoman
William C. Griffiths
LeRoy D. Nosbaum

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Ms. Davis and Messrs. Rupp and Griffiths (Chairman) each of whom satisfies the independence requirements of the New York Stock Exchange and the Securities and Exchange Commission.

The Nominating and Corporate Governance Committee's responsibilities to the Board are detailed in the Nominating and Corporate Governance Committee Charter available on the Company's website at www.quanex.com and incorporated herein by reference. Interested Stockholders may also obtain a copy of the Nominating and Corporate Governance Committee Charter, free of charge, by contacting the Company at the address or phone number listed in the section entitled "Communications with the Company".

The Nominating and Corporate Governance Committee develops and maintains qualification criteria and procedures for the identification and recruitment of candidates for election to serve as directors of the Company. The Nominating and Corporate Governance Committee relies on the knowledge and relationships of the Company and its officers and directors, as well as third parties when it deems necessary, to identify and evaluate nominees for director, including nominees recommended by stockholders. During fiscal 2011, the Committee engaged a search firm to assist it in locating and engaging new director nominees, including the identification and introduction of potential nominees based on criteria set forth by the Committee, and the performance and summarization of all necessary background investigations. Although the Company has no formal policy on diversity for board members, the board considers diversity of experience and background in an effort to ensure that the composition of our directors ensures a strong and effective board.

The Company's Corporate Governance Guidelines set forth age limitations for directors and require that a majority of our directors be independent in accordance with the requirements of the New York Stock Exchange and Securities and Exchange Commission. In addition, the Corporate Governance Guidelines set forth the minimum qualifications for a director and provide that the Nominating and Corporate Governance Committee will be responsible for establishing additional qualifications for directors, taking into account the composition and skills of the entire Board. In general, persons considered for Board positions must have demonstrated leadership capabilities, be of sound mind and high moral character, have no personal or financial interest that would conflict with the interests of the Company, possess certain key attributes that benefit the Company, and be willing and able to commit the necessary time for Board and committee service.

Subject to certain exceptions as set out in its charter, the Nominating and Corporate Governance Committee is responsible for reviewing and pre-approving any financial arrangement, transaction or relationship (including indebtedness or guarantees of indebtedness), or series of similar transactions within a fiscal year, in which the Company is a participant, any related party has a direct or indirect material interest, and the amount involved is $100,000 or more. The Committee is further responsible for providing advance approval of any charitable contribution made on behalf of a related party or to an organization where a related party is an officer or director, if the amount involved is $10,000 or more within a fiscal year, and the Company is a direct or indirect participant.

In August 2011, the Company's Board of Directors approved an amendment to the Company's Amended and Restated Bylaws. This amendment revised the Bylaws to change the advance notice requirement for stockholders to make nominations for directors and to propose matters at an annual meeting. Under the new Bylaw provision, to be timely, a stockholder's notice must be received at the Company's principal executive offices not less than 120 nor more than 150 days prior to the first anniversary date of the immediately preceding annual meeting. The former provision counted a proposal as timely if it was received not less than 90 nor more than 150 days prior to the first anniversary date of the immediately preceding annual meeting.

Nomination of Directors

The Nominating and Corporate Governance Committee will consider director nominees recommended by stockholders of the Company in accordance with the rules and procedures set forth in the Committee's charter and the Company's Amended and Restated Bylaws. Under its charter, the Nominating and Corporate Governance Committee will consider nominees for director recommended by stockholders of the Company, provided such recommendations are addressed to the chairman of the Committee at the Company's principal executive office and received by the Chairman of the Committee in accordance with the time limits set forth in the Company's Bylaws. The Company's Amended and Restated Bylaws in turn provide that, subject to certain limitations discussed below, any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as director at the meeting. The Company's Bylaws also provide that a stockholder must give written notice of such stockholder's intent to make such nomination or nominations, either by personal delivery or by United States mail, postage prepaid, which must be delivered to or mailed and received at the Company's principal executive offices not later than the close of business on the 120th day nor earlier than 150 days prior to the first anniversary date of the immediately preceding Annual Meeting; provided, however, that in the event that the date of the Annual Meeting is more than 60 days later than the anniversary date of the immediately preceding Annual Meeting, the notice must be received not later than the close of business on the tenth day following the earlier of the date on which a written statement setting forth the date of the Annual Meeting was mailed to stockholders or the date on which it is first disclosed to the public. Notwithstanding the foregoing, if the number of directors to be elected to the Board at an annual meeting is increased and there is no public announcement by the Company naming all of the nominees for director or specifying the size of the increased board of directors at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Company at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Company.

If a stockholder proposes to nominate a person for election as a director, the notice must set forth (A) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (or any subsequent provisions replacing such Act, rules or regulations), (B) such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected, and (C) a completed and signed questionnaire, representation and agreement as required by the Company's Amended and Restated Bylaws. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedures. Subject to the exceptions discussed above, written notice of a stockholder's intent to nominate a person for director at the 2013 Annual Meeting must be given on or before October 26, 2012, and must be given after September 26, 2012.

There are no differences in the manner in which the Nominating and Corporate Governance Committee evaluates nominees for director based on whether the nominee is recommended by the committee or by a stockholder.

Executive Committee

The current members of the Executive Committee are Messrs. Rupp, Barger and Petratis, who is Chairman. When necessary, this committee acts on behalf of the Board between regularly scheduled meetings of the Board of Directors. Mr. Rupp currently serves as the Board's Lead Director.

Risk Oversight

Our Board is responsible for oversight of Quanex Building Products' risk assessment and management process. The Board delegated to the Compensation Committee basic responsibility for oversight of management's compensation risk assessment, and the Committee reports to the Board on its review. Our Board also delegated tasks related to risk process oversight to our Audit Committee, which reports the results of its review to the Board. In addition to the reports from the Audit and Compensation Committees, our Board periodically discusses risk oversight. The Company's Director of Internal Audit reports directly to the Audit Committee and has direct and unrestricted access to the Committee. In addition, the Audit Committee meets in executive session at each of its meetings with the Director of Internal Audit, the Company's General Counsel and representatives of the Company's independent registered public accounting firm, Deloitte & Touche.

FURTHER INFORMATION

Principal Stockholders

The following table contains information regarding the beneficial ownership of each person or entity that is known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock. Unless otherwise indicated, all information contained in this table is current as of September 30, 2011. Such information is based upon information provided to the Company by such owners or their required SEC filings.

Name and Address	Amount and Nature of Beneficial Ownership	Percent (%)
T. Rowe Price Group, Inc., 100 East Pratt St., Baltimore, MD 21202	**3,588,190[1]**	**9.5**
Gates Capital Management, 1177 Avenue of the Americas, 32nd Floor, New York, NY 10036	3,207,411[2]	8.5
Artisan Partners Limited Partnership, 875 East Wisconsin Ave., Suite 80, Milwaukee, WI 53202	**2,791,759[3]**	**7.4**
BlackRock Fund Advisors, 400 Howard Street, San Francisco, CA 94105	2,636.364[4]	7.0
Fidelity Management & Research Co., 82 Devonshire St., Boston, MA 02109	**2,107,826[5]**	**5.6**
Wells Capital Management, 525 Market St., 10th Floor, San Francisco, CA 94105	1,974,382[6]	5.2
Royce & Associates LLC, 745 Fifth Avenue, New York, NY 10151	**1,966,991[7]**	**5.2**

(1) T. Rowe Price Associates, Inc. possesses sole voting authority on 644,950 shares.
(2) Gates Capital Management, Inc. possesses sole voting authority on all shares.
(3) Artisan Partners Limited Partnership, a subsidiary of Artisan Partners Holding LP, possesses sole voting authority with respect to 2,682,559 shares.
(4) BlackRock Fund Advisors or its subsidiaries possess sole voting authority with respect to all shares.
(5) Fidelity Management & Research Co., a wholly owned subsidiary of FMR LLC, has sole voting authority and investment discretion with respect to all shares. Fidelity reported this ownership amount as of November 30, 2011.
(6) Wells Capital Management, Inc. possesses sole voting authority on 81,275 shares.
(7) Royce & Associates possesses sole voting authority on all shares.

Other Matters and Stockholder Proposals

The Audit Committee has appointed the firm of Deloitte & Touche LLP as independent auditors for the year ending October 31, 2012. Representatives of Deloitte & Touche are expected to attend the meeting, will be afforded an opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

At the date of this Proxy Statement, management is not aware of any matters to be presented for action at the meeting other than those described above. However, if any other matters should come before the meeting, it is the intention of the persons named as proxies in the accompanying proxy card to vote in accordance with their judgment on such matters.

Under Rule 14a-8 of the Securities Exchange Act of 1934, to be included in the proxy materials for the 2013 annual meeting, stockholder proposals that are submitted for presentation at that annual meeting and are otherwise eligible for inclusion in the proxy statement must be received by us no later than September 25, 2012.

The Company's Amended and Restated Bylaws provide that, for business to be properly brought before an Annual Meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company, not less than 120 days (which for the 2013 meeting would be October 26, 2012) nor more than 150 days (which for the 2013 meeting would be September 26, 2012) prior to the anniversary date of the immediately preceding Annual Meeting; provided, however, that in the event that the date of the Annual Meeting is more than 60 days (which for the 2013 meeting would be April 24, 2013) later than the anniversary date of the immediately preceding Annual Meeting, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the earlier of the date on which a written statement setting forth the date of the Annual Meeting was mailed to stockholders or the date on which it is first disclosed to the public.

To be in proper form, a stockholder's notice must set forth the following items:

(i) If the stockholder proposes to nominate a person for election as a director, the notice must set forth (A) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (or any subsequent provisions replacing such Act, rules or regulations), (B) such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected, and (C) a completed and signed questionnaire, representation and agreement as required by the Company's Amended and Restated Bylaws.

(ii) If the stockholder proposes to bring any other matter before the Annual Meeting, the notice must set forth (A) a brief description of the business desired to be brought before the Annual Meeting, (B) the reasons for conducting such business at the Annual Meeting, (C) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Company, the language of the proposed amendment), (D) any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and (E) a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder.

(iii) In either case, the notice must also set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, (A) the name and address, as they appear on the Company's books, of such stockholder proposing such proposal, and of such beneficial owner, if any; (B)(1) the class and number of shares of the Company which are directly or indirectly owned beneficially or of record by such stockholder and by such beneficial owner, (2) the existence and material terms of any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder or beneficial owner, if any, has a right to vote any shares of any security of the Company (including, if applicable, any contract, arrangement, understanding or relationship pursuant to which any economic interest in the capital stock to be voted is beneficially owned by a person or persons other than the stockholder of record as of the record date), (3) any short interest in any security of the Company (as such term is defined in Section 3.4 of the Company's Amended and Restated Bylaws), in each case with respect to the information required to be included in the notice pursuant to (1) through (3) above, as of the date of such notice and including, without limitation, any such interests held by members of such stockholder's or such beneficial owner's immediate family sharing the same household; (C) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations); (D) a representation that the person is a holder of record or otherwise has the right to vote shares of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination; (E) if the person does not own any stock of record, a representation as to who owns the shares of stock the person intends to vote of record and the basis upon which the person has the right to vote the shares of stock; and (F) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group that intends (1) to deliver a proxy statement or form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to approve or adopt the proposal or elect the nominees or (2) otherwise to solicit proxies from stockholders in support of such proposal or nomination.

The Financial and Other Information required by Item 13 of Regulation 14A of the Securities and Exchange Act of 1934 is included in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2011, and is incorporated herein by reference. Copies of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2011 (including the financial statements, the financial statement schedules, and any exhibits), as filed with the Securities and Exchange Commission, are available at no charge to stockholders of record upon written request to the address set forth above in the section entitled "Communications with the Company".

Houston, Texas
January 23, 2012

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POINT OF YOU.

2011 Annual Report Summary

Quanex
building products

NYSE: NX

Point of You. For Quanex Building Products, "Point of You" captures our emphasis on our customer-centric drive to build better collaboration, better solutions and better response to meet our customers' needs. Our goal is to be the supplier of choice for the innovative and energy efficient products that will make our customers successful. We are making progress:

Achieving Deeper Customer Interaction

- Revamped our entire sales structure to better serve customers.
- Increased size of sales and marketing team while reducing comparable costs.
- Gave company representatives more training and tools to drive business.

Delivering Industry Knowledge & Expertise

- Widened our participation in the policy-making arena both in Washington and within industry groups.
- Actively communicated developments regarding federal building energy efficiency policies to customers through speaking events, industry articles and other channels.

Focusing on Innovation

- Continued to raise standards for energy efficiency, especially in insulating glass (IG) systems.
- Continued to invest in sustainable building solutions such as quality aluminum products with high recycled content and future recyclability.

Offering Collaborative & Global Capabilities

- Through the Edgetech acquisition, we expanded our global capabilities and leadership in cutting-edge insulating glass spacer systems.
- Focused more resources on collaborating with customers to develop new and innovative product designs.

OUR POINT OF VIEW

To Our Stockholders

2011 was a year of significant progress at Quanex Building Products. During the longest and deepest recession in building construction markets in the last fifty years, we continue to make investments in Quanex that will strengthen our performance for customers, stockholders and employees. Our "Point of You" theme is to communicate our drive to provide a higher level of quality and customer satisfaction to our internal and external customers, continue to grow through market share gains and acquisitions and increase our levels of productivity and returns to stockholders. Our "Point of You" is a strong belief that leadership of our enterprise must deliver on value propositions to our customers, our employees and stockholders. This is the winning trifecta for Quanex Building Products and the reason for our "Point of You" mindset.

One year ago, in my 2010 letter to stockholders, I believed the housing and residential remodeling markets were at the bottom. For 2011, I anticipated a slowdown in the replacement window market and a modest pickup in new home construction. The replacement window market had been active due to two years of window tax credits from the government. The forecast of a slowdown in the replacement market was correct. New home construction for single and multifamily structures was flat at best during the year and the modest recovery that we anticipated never materialized. As we look back on 2011, the industry shipped 38 million windows, the lowest volume on record. Our end markets were the weakest of the recession. We use an external analysis from Ducker Worldwide to understand window demand and benchmark our performance. Ducker estimates that window shipments dropped five percent year over year and we believe it. Our customers took out more window fabrication capacity in 2011, adjusting to the housing and repair and remodel markets that we expect to remain well under historic levels for the next several years.

Looking forward, we see continuing difficulty in the primary drivers of our business. Our end markets are mired in an oversupply of an estimated two million existing homes, tight credit and declining home values. These macroeconomic issues will have to be worked through for primary demand to return to more historic levels. Modest improvements in our end markets will be welcomed as we continue to grow our business, gain market share and drive productivity. In 2011, we continued to outperform our markets. We lowered our break-even point, enhanced our go-to-market structure and broadened our product portfolio. ***Due to the strength of our balance sheet, our business and our people, we were able to strengthen the Quanex foundation in these historically weak economic times. We are confident in the long-term prospects of Quanex Building Products.***

Two important acquisitions were executed in 2011. In April, we announced the purchase of Edgetech, a global market leader in insulating glass (IG) sealant systems. Quanex was strengthened in multiple ways from the purchase of Edgetech. The insulating glass spacer business, combined with our Truseal business, gives us a clear global leadership position in insulating glass spacer technology. Customers look to a knowledgeable and quality sealant provider to supply double and triple pane glass systems demanded by growing energy conservation standards around the world.

Edgetech has helped Quanex build a much stronger sales and marketing organization with the ability to touch the influencers and relationships important in the global fenestration industry. As we integrated Edgetech, we redesigned and strengthened our sales leadership, increased feet on the street, dedicated marketing resources to our fenestration segments and established teams to influence energy codes and standards.

With the acquisition came the opportunity to improve our cost structure through consolidation efforts. We announced in early November the consolidation of our Barbourville, KY, site with the Edgetech facility in Cambridge, OH. The project will create a global center of excellence for our insulating glass sealant solutions and drive an excellent payback for the business. The IG business now has production capabilities at Cambridge, OH; Coventry, England and Heinsberg, Germany. This global reach will serve the growing markets for high-performance residential and commercial glass systems.

Also, in March 2011 we purchased the vinyl extrusion capability of JELD-WEN, a global leader in the fabrication of window and doors. The business was integrated into our Mikron window and door systems business along with a long-term agreement to supply JELD-WEN. Quanex believes that our technical leadership in vinyl window systems, along with our North American market leadership, drives a value proposition that is critical to high-performance window builders. We intend to build on this position through high-quality products and services and bolt-on acquisitions.

Over the past year, we remained profitable and had solid cash generation, while making heavy investments in the business to strengthen our future. Sales for 2011 were $848 million, $420 million from Engineered Products Group (EPG) and $440 from Nichols Aluminum (NA). EPG sales include $53 million for seven months from the Edgetech purchase. Without Edgetech, EPG sales were essentially flat compared to 2010, in a market that was down five percent, according to Ducker. Even including the business investments, EPG generated $56 million* of EBITDA, equal to 2010. Adding back the special item expenses, we had one of the healthiest operating margins ever at EPG, in the weakest market in our history. Our best days are ahead of us.

Nichols Aluminum had a tough year. We grew revenues at Nichols due to higher commodity prices, but pounds shipped were the second lowest on record. Demand for aluminum sheet products for building applications weakened throughout 2011 after strong market share gains and customer restocking in 2010. Nichols Aluminum faced strong competition in 2011 as the industry recovered from a brutal 2009 and 2010. On sales of $440 million, Nichols generated $26 million* of EBITDA, respectable profits on weak demand and after heavy investment in

*See EBITDA reconciliation on next page.

the business. Quanex believes that as building construction markets recover, the demand for aluminum sheet products will exceed the industry's ability to supply. As a result, we will continue to invest in Nichols' production capability and readiness. Nichols is a cyclical business and in the weakest of markets we are finding ways to generate profits and sharpen our capabilities.

Quanex Building Products ended fiscal 2011 with $90 million in cash reserves, less than $2 million in debt and the financial strength to build our business. Our cash generation capability remains outstanding. The investments we have made to reduce our footprint, strengthen our sales and marketing, and improve our operating systems and product leadership will reward stockholders as our end markets recover. We believe that the investments we have made in our people through safety and wellness training, lean six sigma methodologies and customer listening will prepare them to grow the business rapidly as global construction markets recover. At Quanex, we remain investors in our business, our people, our customers and our industry and are bullish on the long term. Bullish on the long term because the world population continues to grow and will demand high-performance fenestration and building products components. Bullish because the demand for fenestration components on a worldwide basis will grow. Bullish because people continue to have pride of ownership in their homes and are willing to invest in safety, efficiency and aesthetics. Bullish because Quanex Building Products is one of the strongest and most unique companies in the building products arena: unique in our market position and growing and profitable in the most difficult markets.

As we think about the future, our "Point of You" is clear: we must increase listening and responsiveness to our customers, we must continue to sharpen and strengthen our delivery systems and our people, and we must provide superior returns to our stockholders. Quanex Building Products has never been in a stronger position to achieve these objectives.

Thank you to our employees for their commitment to continuous improvement and excellence, to our board of directors for their leadership and support and to our stockholders for their confidence and commitment.

My very best,

Dave Petratis
Chairman, President and Chief Executive Officer

EBITDA Reconciliation

In addition to using Net Sales and Operating Income to evaluate the Company's financial performance, we also utilize other financial metrics to evaluate performance, including the non-GAAP financial metric EBITDA (earnings before interest expense, taxes, depreciation and amortization). The Company believes this non-GAAP financial measure provides a consistent basis for comparison between periods and enhances the understanding of the performance of its operations. The Company does not intend for this information to be considered in isolation or as a substitute for other measures prepared in accordance with GAAP.

	FISCAL YEAR 2011				FISCAL YEAR 2010			
(UNAUDITED, $ IN THOUSANDS)	ENGINEERED PRODUCTS	ALUMINUM SHEET PRODUCTS	CORPORATE & OTHER	QUANEX	ENGINEERED PRODUCTS	ALUMINUM SHEET PRODUCTS	CORPORATE & OTHER	QUANEX
Operating Income	30,293	17,115	(30,930)	16,478	34,278	30,223	(27,204)	37,297
Depreciation & Amortization	25,232	8,542	158	33,932	19,760	8,334	120	28,214
EBITDA	55,525	25,657	(30,772)	50,410	54,038	38,557	(27,084)	65,511

Stock Performance

The following graph compares the performance of the Company's common stock to the performance of the Standard & Poor's 500 Index (S&P 500), the Russell 2000 Index and the Company's peer group.

COMPARISON OF CUMULATIVE TOTAL RETURN


150
100
50
0
04.23.08
10.31.08
10.31.09
10.31.10
10.31.11
● QUANEX
■ S&P 500 INDEX
✦ RUSSELL 2000 INDEX
▲ PEER GROUP

INDEXED RETURNS

COMPANY NAME/ INDEX	04.23.08 Base Period	10.31.08	10.31.09	10.31.10	10.31.11
		YEARS ENDING			
Quanex	100	61.21	100.55	122.85	101.59
S&P 500 Index	100	71.01	77.97	90.85	98.20
Russell 2000 Index	100	76.49	81.43	103.07	109.99
Peer Group	100	68.95	81.66	87.15	86.40

Quanex Building Products Corporation was initially listed and began trading on the New York Stock Exchange on April 24, 2008. The graph assumes $100 invested on April 23, 2008 in Quanex Building Products Corporation common stock, in the S&P 500, Russell 2000 Index and in the Industry Peer Group. The companies included in the Industry Peer Group are: American Woodmark Corp, Apogee Enterprises Inc, Builders Firstsource, Drew Industries Inc, Eagle Materials Inc, Gibraltar Industries Inc, Griffon Corp, Louisiana-Pacific Corp, Simpson Manufacturing Inc, Trex Co Inc and Universal Forest Prods Inc.

QUANEX AT A GLANCE

Quanex Building Products Corporation (NYSE: NX) is an industry-leading manufacturer of engineered materials and components for building products sold to original equipment manufacturers. Headquartered in Houston with locations around the globe, we manage our businesses under two segments: Engineered Products, including design and production of high-performance window and door products, systems and solutions; and Aluminum Sheet Products, including mini-mill casting and finishing of aluminum products from recycled materials.



WINDOW & DOOR SYSTEMS

We are a leading manufacturer of vinyl and composite residential and commercial-grade window and door systems. Our products are known for weather-tested quality and energy efficiency. We offer both turnkey and custom designs.



INSULATING GLASS SYSTEMS

We produce products that help reduce heat loss and extend the performance of insulating glass units. Our products include spacer systems that provide maximum condensation resistance, durability and energy performance, as well as related components and sealing and filling equipment.



WINDOW & DOOR COMPONENTS

We produce high-quality window and door components engineered to reduce material costs and energy loss. These include assembled screens, grilles, thresholds, astragals, and custom bay and bow window components.



SPECIALTY BUILDING PRODUCTS

We produce superior-quality engineered wood flooring and wood cabinet materials and mouldings from a wide variety of wood species and grades, including FSC-certified wood products.



ALUMINUM SHEET PRODUCTS

We operate one of the most efficient and environmentally-friendly aluminum sheet casting mills in North America, producing aluminum products from nearly 100 percent recycled materials. End uses for our aluminum sheet include exterior housing trim such as fascia, screen frames, muntin, roof edgings, soffits, downspouts and gutters, as well as other industrial and consumer applications.

FINANCIAL HIGHLIGHTS

The following consolidated financial highlights, for the five years ended October 31, 2011, were derived from the Company's audited Financial Statements. Unless otherwise noted, all information in the table reflects only continuing operations. The data set forth should be read in conjunction with the Company's Consolidated Financial Statements and accompanying notes included in Item 8 of the Company's 2011 Annual Report on Form 10-K. The historical information is not necessarily indicative of the results to be expected in the future.

	FISCAL YEARS ENDED OCTOBER 31ST				
(IN THOUSANDS, EXCEPT FOR PER SHARE DATA AND EMPLOYEES)	2011[(1)(2)]	2010[(1)(3)]	2009[(1)]	2008[(1)]	2007[(1)]
SELECTED OPERATING RESULTS DATA					
Net sales	$ 848,294	$ 798,314	$ 585,010	$ 868,933	$ 963,974
Operating income (loss)[(4)]	16,478	37,297	(179,098)	21,100	88,169
Income (loss) from continuing operations	9,078	24,201	(136,079)	15,993	57,131
Percent of net sales	1.1%	3.0%	(23.3)%	1.8%	5.9%
Income (loss) from discontinued operations, net of tax[(4)]	(12)	(1,103)	(1,012)	5,586	77,491
Net income (loss)[(4)]	$ 9,066	$ 23,098	$ (137,091)	$ 21,579	$ 134,622
DILUTED EARNINGS PER SHARE DATA					
Income (loss) from continuing operations	$ 0.24	$ 0.64	$ (3.64)	$ 0.42	$ 1.45
Net income (loss)	$ 0.24	$ 0.61	$ (3.67)	$ 0.56	$ 3.41
Cash dividends declared[(5)]	$ 0.16	$ 0.14	$ 0.12	$ 0.34	$ 0.56
FINANCIAL POSITION – YEAR END					
Total assets, including discontinued operations[(6)]	$ 584,929	$ 591,250	$ 543,600	$ 680,847	$ 1,334,822
Asset turnover (continuing)	1.4	1.4	1.0	1.4	1.6
Conversion capital	71,472	61,221	59,676	85,547	65,484
Working capital (continuing)	140,324	223,401	178,320	130,882	38,438
Current ratio (continuing)	2.3 to 1	2.9 to 1	2.8 to 1	2.1 to 1	1.4 to 1
Total debt	$ 1,666	$ 1,943	$ 2,266	$ 2,551	$ 4,015
Stockholders' equity	437,226	441,432	422,526	547,828	883,149
Total capitalization	$ 438,892	$ 443,375	$ 424,792	$ 550,379	$ 887,164
Depreciation and amortization	33,932	28,214	32,453	35,068	37,991
Capital expenditures, net	25,312	14,720	15,696	15,020	15,904
OTHER DATA					
Continuing return on investment - percent	2.1%	5.6%	(27.8)%	2.3%	7.0%
Continuing return on common stockholders' equity - percent	2.1%	5.6%	(28.0)%	2.2%	7.0%
Average number of employees	2,104	1,947	1,961	2,373	2,744
Net sales per average employee	$ 403	$ 410	$ 298	$ 366	$ 351

(1) In 2010, management closed its start-up facility in China due to the contraction of demand and the Company's ability to serve the overseas thin film solar panel market from its North American operations. During the second quarter of 2008, the Company spun off Quanex Corporation's Building Products business immediately followed by the merger of Quanex Corporation (consisting primarily of the Vehicular Products business and all non-Building Products related corporate accounts) with a wholly-owned subsidiary of Gerdau. Accordingly, the assets and liabilities of the start-up facility in China, the Vehicular Products business and all non-Building Products related corporate accounts are reported as discontinued operations in the Consolidated Balance Sheets for all periods presented, and their operating results are reported as discontinued operations in the Consolidated Statements of Income for all periods presented. **(2)** On March 31, 2011, the Company acquired Edgetech, I.G. Inc. and its German subsidiary. Headquartered in Cambridge, Ohio, Edgetech has three manufacturing facilities (U.S., U.K. and Germany) that produce and market a full line of insulating glass spacer systems for window and door customers in North America and abroad. In March 2011, the Company also acquired JELD-WEN's vinyl extrusion assets in Yakima, Washington. Accordingly, the estimated fair value of assets acquired in the acquisition and the results of operations are included in the Company's Consolidated Financial Statements as of the effective date of the acquisition. **(3)** In February 2010, the Company completed a small acquisition which was effected through an asset purchase through a receivership proceeding and no liabilities were assumed. Accordingly, the estimated fair value of assets acquired in the acquisition and the results of operations are included in the Company's Consolidated Financial Statements as of the effective date of the acquisition. **(4)** Includes effects in fiscal 2009 of the Company's $182.6 million (pretax) and $141.4 million (after-tax) asset impairment charge in accordance with ASC Topic 350 and ASC Topic 360. **(5)** The quarterly common stock cash dividends prior to April 23, 2008 reflect dividends of Quanex Corporation prior to the Separation, while dividends after April 23, 2008 reflect dividends of Quanex Building Products, the accounting successor to Quanex Corporation. **(6)** Total assets include assets of discontinued operations of $0.5 million, $1.8 million, $1.4 million and $742.3 million at October 31, 2010, 2009, 2008 and 2007, respectively.

CORPORATE INFORMATION

Leadership

Management/Officers

David D. Petratis
President & Chief Executive Officer

Brent L. Korb
Senior Vice President – Finance
Chief Financial Officer

Kevin P. Delaney
Senior Vice President – General
Counsel and Secretary

Jairaj Chetnani
Vice President – Treasurer

Deborah M. Gadin
Vice President – Controller

Business Leaders

August "Gus" Coppola
Senior Vice President – Corporate
Development

Michael B. Hovan
Senior Vice President – EPG Sales
& Marketing

Thomas A. Brackmann
President – Nichols Aluminum

John G. "Jack" Conway
General Manager – Homeshield

David R. Wemmer
President – Mikron

George L. Wilson
General Manager – Insulating
Glass Systems

Board of Directors

David D. Petratis[1*]
Chairman, President & Chief Executive Officer,
Quanex Building Products Corporation

Donald G. Barger, Jr.[1,2]
Retired, Executive Vice President & Chief
Financial Officer, YRC Worldwide, Inc.

Susan F. Davis[3*,4]
Executive Vice President, Human Resources,
Johnson Controls, Inc.

William C. Griffiths[3,4*]
Former Chairman, President & Chief Executive
Officer, Champion Enterprises, Inc.

LeRoy D. Nosbaum[3]
President & Chief Executive Officer,
Itron, Inc.

Joseph D. Rupp[1,2,4,5]
Chairman, President & Chief Executive Officer,
Olin Corporation

Curtis M. Stevens[2*]
Executive Vice President, Administration
& Chief Operating Officer,
Louisiana-Pacific Corporation

Robert R. Buck[2]
Chairman of the Board, Beacon Roofing
Supply, Inc.

Board Committees

[1] Executive Committee
[2] Audit Committee
[3] Compensation & Management Development Committee
[4] Nominating & Corporate Governance Committee
[5] Lead Director
* Denotes Committee Chair

Stockholder Information

Corporate Office

Quanex Building Products Corporation
1900 West Loop South
Suite 1500
Houston, Texas 77027

713.961.4600
800.231.8176
inquiry@quanex.com

Transfer Agent, Shareholder Records & Dividend Disbursing Agent

Wells Fargo Bank N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

P 800.468.9716
F 651.450.4085
651.450.4064 outside the United States
www.wellsfargo.com/shareownerservices

Annual Stockholder Meeting

8:00 a.m. C.S.T.
Thursday, February 23, 2012
Quanex Corporate Offices

Download the Quanex Form 10-K

The Quanex Form 10-K for the fiscal year ended October 31, 2011, can be viewed and downloaded from our website at www.Quanex.com/2011AR.

Design: SAVAGE, Branding + Corporate Design, Houston, Texas

Quanex
building products
1900 West Loop South
Suite 1500
Houston, Texas 77027
www.quanex.com

Use your QR reader to view the Quanex 2011 Annual Report and 10-K online.